Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016.

Commission File Number 001-04546

UNILEVER PLC

(Translation of registrant’s name into English)

100 Victoria Embankment, London, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.

Form 20-F  ☑        Form  40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                     .

CAUTIONARY STATEMENT

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2015 and the Annual Report and Accounts 2015.

Exhibit Number	Exhibit Description

1	Strategic Report

2	Governance and Financial Report

Unilever

MAKING SUSTAINABLE LIVING COMMONPLACE

ANNUAL REPORT AND ACCOUNTS 2015

STRATEGIC REPORT

LIFEBUOY
HANDWASHING PROGRAMME

WE AIM TO IMPROVE HEALTH AND HYGIENE FOR 1 BILLION PEOPLE AROUND THE WORLD, THROUGH BRANDS SUCH AS LIFEBUOY.

OUR HANDWASHING PROGRAMME IS THE WORLD'S LARGEST, THANKS IN PART TO FUNDING FROM OUR EXTERNAL PARTNERS.

21
The campaign was rolled out in 21 countries.

337 million
Almost 337 million people have been reached by the Lifebuoy handwashing programme since it started.

LIFEBUOY – HELP A CHILD REACH 5

The campaign teaches children the benefits of washing their hands at key times of the day, helping to reduce killer diseases such as diarrhoea, and saving lives at scale. In 2015 the campaign focused on hand hygiene during the crucial first 28 days after birth (the neo-natal period), the biggest barrier to children reaching five.

NEW
Lifebuoy
Total 10
100% better germ protection

OUR PURPOSE

UNILEVER HAS A SIMPLE BUT CLEAR PURPOSE – TO MAKE SUSTAINABLE LIVING COMMONPLACE. WE BELIEVE THIS IS THE BEST LONG-TERM WAY FOR OUR BUSINESS TO GROW.

Our distinct Purpose and our operational expertise across our business model will help realise our vision of accelerating growth in the business, while reducing our environmental footprint and increasing our positive social impact.

Our Purpose and vision are ambitious but are consistent with the changing attitudes and expectations of consumers. Our unswerving commitment to sustainable living is increasingly delivering both more trust from consumers and a strong business for shareholders with lower risks and consistent, competitive and profitable long-term growth.

POTENTIAL FOR CHANGE

Every year 6 million children die before the age of five. Hygiene, particularly handwashing with soap, is one of the most cost-effective ways to prevent these deaths. Watch and share our latest film 'Chamki' by director Anand Ghandi, revealing the emotional truth behind our campaign. www.youtube.com/helpachildreach5.

OUR STRATEGIC REPORT

GOVERNANCE AND FINANCIAL REPORT

ONLINE

This Strategic Report has been approved by the Boards and signed on their behalf by Tonia Lovell – Group Secretary.

Unilever Annual Report and Accounts 2015	Strategic Report 1

ABOUT US

TWO BILLION PEOPLE USE UNILEVER PRODUCTS EVERY DAY TO FEEL GOOD, LOOK GOOD AND GET MORE OUT OF LIFE.

13
€1 BILLION
BRANDS

OUR CATEGORIES AND BRANDS

Our Personal Care, Foods, Home Care and Refreshment categories each contain a portfolio of brands that aim to deliver consistent, competitive, profitable and responsible growth supported by investment in innovation and marketing.

We have 13 brands with sales of €1 billion or above and a growing number of Sustainable Living brands, such as Dove and Knorr, that deliver strong social or environmental benefits.

We actively manage our portfolio and in 2015 added a Prestige skin care range in Personal Care through acquisition, and focused some of our Foods brands in a new Baking, Cooking and Spreads business.

13 €1 BILLION BRANDS

1. Axe
2. Dove
3. Heartbrand
4. Hellmann's
5. Knorr
6. Lipton
7. Lux
8. Magnum
9. Omo
10. Rama
11. Rexona
12. Sunsilk
13. Surf

2 Strategic Report	Unilever Annual Report and Accounts 2015

2 BILLION

CONSUMERS USE OUR PRODUCTS EVERY DAY

MAGNUM
CLASSIC
8

9

Rama
10

Bad odour is caused by bacteria.
Fight it with Rexona Active Shield.
11

NEW
OUTSIDE
INCREDIBLE
INSIDE
TRY IT!
12

NEW
Surf releases burst after burst of uplifting fragrance!
Surf
13

WHERE WE OPERATE

Unilever operates in more than 190 countries and is present in seven out of ten households globally. Some geographies are new, others we have been in for more than 100 years. Although we operate in some markets that are volatile, with specific risks, our size and scale provide risk diversification and consistency of returns over the long term. Our scale means we can take advantage of global manufacturing and distribution, providing efficiencies of scale and driving down costs.

190

WE OPERATE IN MORE THAN 190 COUNTRIES

Unilever Annual Report and Accounts 2015	Strategic Report 3

CHAIRMAN’S STATEMENT

CONTINUING TO DELIVER SUSTAINABLE

LONG-TERM GROWTH FOR SHAREHOLDERS.

OVERVIEW

Despite another year of tough economic conditions, 2015 once again saw the delivery of consistent, competitive, profitable and responsible growth, a trend that has now been firmly established at Unilever.

Over my tenure Unilever has undergone significant change. The portfolio strategy has been sharpened and adapted in order to increase Unilever’s presence in faster growing and more profitable segments of the market. Innovations have been made bigger and stronger and many more brands have been introduced successfully into new markets, most recently in 2015 with the launch of Lux in the Philippines.

The step-up in performance that has followed these changes has been founded on a much clearer operating model and a streamlining of the organisational structure, which together have helped to generate the funds for growth while also resulting in significantly higher levels of operational discipline and service delivery. Increased investments have been made in plant, product quality and information technology in order to modernise Unilever’s essential infrastructure and support growth over the longer term.

The introduction of an inspiring mission in 2010 in the form of the Unilever Sustainable Living Plan (USLP) has contributed to business success, with Unilever’s Sustainable Living brands growing at a faster rate than the rest of the Group. Employee engagement has also risen steadily since the introduction of the USLP and Unilever is now regularly recognised as one of the world’s most admired and sought-after employers.

The Boards were pleased in 2015 to see Unilever further its commitment to sustainable and equitable growth under the USLP by becoming the first ever company to publish a detailed, stand-alone Human Rights report under the framework set down by the UN Guiding Principles on Business and Human Rights.

A key element in the enhanced performance of the Group over this period has been a steady improvement in the strength and depth of Unilever’s senior management. Leadership development, talent management and succession planning have all been prioritised in pursuit of this objective and I have been pleased throughout my chairmanship to engage the Boards fully and actively in this process. In 2015 we were once again reassured by the robustness of the process and by the pipeline of talent available inside Unilever.

A similar emphasis has been given to the diversity of talent – and in particular to gender balance – again, with great results. The proportion of women occupying management grades now stands at 45% of the total, the highest figure in Unilever’s history and up from 38% just five years ago. I am also proud to say that Unilever continues to lead the way among its peers at Board level, with the proportion of female Non-Executive Directors in 2015 exceeding 50% for the first time.

ENGAGEMENT

Throughout my chairmanship, the Boards have looked to engage fully across the Group and that was the case again in 2015. We were pleased for example to spend time at Unilever’s state-of-the-art R&D facility in Trumbull, US where we saw at first-hand the high-quality innovations being developed for the Personal Care category.

Whilst in the US, a number of Directors also visited Silicon Valley to meet with some of Unilever’s global partners and to see how we are anticipating trends and using technology to better connect with consumers. The Boards also spent time in Brussels engaging with European Union (EU) policy-makers on how to make the EU a more attractive and competitive environment in which to do business.

Over the years I have looked to engage frequently and openly with Unilever’s shareholder base and that was repeated in 2015. I met once again with principal shareholders in Europe and the US and discussed with them issues related to strategy and governance. I was also delighted to visit the Philippines and Singapore as part of Unilever’s annual investor conference, where investors were able to see some of the factors behind the strength and success of Unilever’s operations in South East Asia.

I was also pleased to meet with individual shareholders at our AGMs in April 2015. These were held for the first time at Unilever’s offices in the Netherlands and the UK. Following the success and simplicity of hosting the AGMs in-house, we will use the same venues again this year.

Information on the AGMs can be found within the NV and PLC AGM Notices which will be published in March 2016.

EVALUATION

Following the external Board evaluation in 2014, we used a simplified internal evaluation this year. Whilst we concluded that overall the Boards continue to operate in an effective manner, in this VUCA (volatile, uncertain, complex and ambiguous) world we set the bar even higher for ourselves for 2016 in relation to the knowledge we must acquire as a Board and the risk assessments we must conclude.

Each Board Committee also performed its own self-evaluation again and agreed on areas to enhance its effectiveness further and these are described within each Committee report.

BOARD COMPOSITION AND SUCCESSION

During my tenure as your Chairman, we have sought to find people with relevant skills and experience to make a difference to the Boards’ discussions. Our thorough processes identified three new Non-Executive Directors in 2015 and I was delighted to welcome Nils Andersen, Vittorio Colao and Judith Hartmann during the year. They have further strengthened the digital expertise, financial and industry experience of the Boards. Ann Fudge became the Vice-Chairman and Senior Independent Director following Kees Storm’s retirement at the 2015 AGMs.

LOOKING AHEAD

Even though the tough trading conditions are likely to remain for some time to come, the Boards have full confidence in the strategy Unilever is following and in the high calibre of its executive leadership and management team. The progress Unilever has made over recent years leaves it well placed to go on delivering consistent top and bottom line growth. On behalf of the Boards I would like to thank all of Unilever’s 169,000 employees for their efforts, energy and the successes that you will read about in this Strategic Report.

Michael Treschow

Chairman

4 Strategic Report	Unilever Annual Report and Accounts 2015

BOARD OF DIRECTORS
1.	Michael Treschow
Chairman
2.	Ann Fudge
Vice-Chairman and Senior
Independent Director
3.	Paul Polman
Chief Executive Officer
4.	Graeme Pitkethly☐^
Chief Financial Officer
5.	Nils Andersen
Non-Executive Director
6.	Laura Cha
Non-Executive Director
7.	Vittorio Colao
Non-Executive Director
8.	Professor Louise Fresco
Non-Executive Director
9.	Judith Hartmann
Non-Executive Director
10.	Mary Ma
Non-Executive Director
11.	Hixonia Nyasulu
Non-Executive Director
12.	John Rishton
Non-Executive Director
13.	Feike Sijbesma
Non-Executive Director
14.	Tonia Lovell^
Group Secretary
☐ Graeme Pitkethly will be proposed for election as an Executive Director at the 2016 AGMs.
^ Not a Board member.
For Directors’ biographies,
please see page 58 of
the Governance and
Financial Report.

For more information on Board evaluation and shareholder engagement, see pages 46 and 49 of the Governance and Financial Report. Committee reports can be found on pages 60 to 83 of the Governance and Financial Report.

Unilever Annual Report and Accounts 2015	Strategic Report 5

CHIEF EXECUTIVE OFFICER’S REVIEW

UNILEVER COMPLETED YET ANOTHER YEAR

OF GROWTH AHEAD OF ITS MARKETS IN

2015 AND CONTINUED TO DRIVE LONG-TERM

RETURNS FOR SHAREHOLDERS.

Our leadership in making sustainable living the foundation of our business received resounding vindication from a number of political and social developments on a global scale. Paul Polman, Chief Executive Officer, answers the key questions about 2015.

Q: How would you summarise the year for Unilever?

A: Our long-term ambition is to have consistent, competitive, profitable and responsible growth – year in and year out. This is increasingly difficult in today’s volatile environment, characterised by low growth, geopolitical challenges and the increasing effects of climate change. Despite this, we delivered another year of top and bottom line growth – with solid underlying sales growth of 4.1%. This consistency has been established over the last seven years and is of growing importance to investors looking for consistency in a world of escalating change and increasingly volatile markets.

The further deepening of the Unilever Sustainable Living Plan (USLP) in 2015 and its commitment to reducing our environmental footprint and increasing our positive social impact helped to ensure that growth was responsible.

Q: What changes have there been to the external environment that more broadly impact Unilever?

A: Last year saw a heightening of the kind of global challenges that have sadly become all too familiar in recent years. From climate-related disasters to the impact of mass migration, from escalating regional conflicts to the ongoing Eurozone crisis, the world remains a fragile and uncertain place. For a company like ours, operating in more than 190 countries around the world, these issues often place us on the front line in dealing with the consequences, which is why our business model calls on us to be an active contributor in finding solutions.

The trust in business generally to play its part in solving today’s challenges was undermined this year by some high-profile corporate scandals. These remind us of both the need for business models that make a positive contribution to society and of the importance of reporting impacts transparently across the value chain – only that will build trust. These are hallmarks of the USLP, which is serving us well.

On a positive note, the year saw world leaders endorse the UN Sustainable Development Goals (SDGs) and an ambitious deal on reducing climate change at COP21 (see page 24). These provide the framework for eradicating poverty and for delivering more sustainable and equitable forms of growth. There is no business case for enduring poverty and this agenda is key to the long-term success of any company. Unilever played an important role in the process leading up to the adoption of these agreements, which align with the USLP and our vision of a fairer world for all.

Q: What went well for Unilever in 2015?

A: Most pleasing was the broad-based nature of our growth – across all major categories, including Foods, which I called out as a priority last year. We are steadily reaping the benefits of having created four global categories – which bring scale to our operations and innovations – and of adopting sharper strategies for each category.

In Personal Care that has meant growing core brands, like Dove and Axe, while further building our very attractive premium business. In Home Care, the focus is on improving profitability in laundry while scaling up our fast-growing household cleaning business. In Refreshment, we committed to increase the cash contribution from ice cream, while accelerating growth in tea. And in Foods, the focus has been on accelerating growth while maintaining a healthy cash flow. Though there is more to do, we made good progress against all these strategic objectives in 2015.

6 Strategic Report	Unilever Annual Report and Accounts 2015

We further enhanced our presence in the faster growing premium sectors of the market, both by premiumising our existing portfolio – with initiatives like Dove Advanced Hair Series – and by building a Prestige business in Personal Care with the acquisition of wonderful businesses like Dermalogica, REN, Murad and Kate Somerville. The addition of similarly strong acquisitions in Refreshment – Grom and Talenti – are enabling us to premiumise further our offering in ice cream.

Q: How did this translate into the financial performance of Unilever?

A: Despite operating in soft markets, we sustained our growth momentum throughout the year and underlying sales growth of 4.1% represents a good performance in global markets growing at around 3%.

Our savings and efficiency programmes, combined with the efforts we have made to drive profitability in certain parts of the business, notably Home Care, and our emphasis on more margin-accretive innovations, meant that we ended the year with an improvement in core operating margin of 0.3 percentage points.

Tight control of working capital contributed to a healthy year of cash flow delivery of €4.8 billion, which – combined with the improvement in operating margin – contributed to core earnings per share growth of 14%.

Q: Where do you see the need for most improvement?

A: There are three areas in particular where we need to step up performance next year.

First, with competition coming from all directions and at an ever faster pace, we need to improve our innovation cycle times and ensure we roll out innovations faster and to more markets. To that end, we have set ourselves some challenging objectives on innovation time and organisational agility.

Second, we have many wonderful brands but if they are not where the shopper wants them, when they want them, then our business will suffer. Sharpening our execution with improved distribution, customer service levels and on-shelf availability are urgent priorities.

And, finally, with growth – particularly price growth – set to remain constrained for some time to come, it is even more important that we bear down on all spending areas and ensure that our costs only reflect what the consumer is willing to pay for. We will be rolling out net revenue management and zero-based budgeting across the organisation from 2016 to keep our business competitive and ensure we have the funds to invest behind the many opportunities for growth that still exist.

We have made significant progress in each of these areas over recent years, but it is a mark of how fast the environment is evolving that, to remain agile and effective, we need to step up our efforts once again.

Q: How were you able to further your commitment to sustainable and equitable growth in 2015?

A: The USLP commits us to a total value chain approach and we made further progress, including in driving the efficiency and sustainability of our own operations. We reached a milestone of 1 million tonnes of CO2 savings from energy in manufacturing – that’s a reduction of 36% since 2008; we have now avoided costs of over €600 million as a result of eco-efficiency savings in our factories and in 2015 our proportion of agricultural raw materials sourced sustainably reached a new high of 60%. While these measures are necessary, they are not sufficient; we have always said that the biggest impact we can have is in driving consumer behaviour change through our Sustainable Living brands, like Dove, Lifebuoy, Ben & Jerry’s and Comfort. In 2015, we announced findings that these purpose-driven brands were growing at twice the rate of the rest of the business.

Sustainable and equitable growth go hand in hand and in 2015 we were pleased to demonstrate our unwavering commitment to equitable growth by being the first company to produce a human rights report using the UN Guiding Principles Reporting Framework. While the report acknowledges that we still have progress to make, we believe that this kind of openness and transparency is a vital part of driving up standards across the board.

Unilever Annual Report and Accounts 2015	Strategic Report 7

CHIEF EXECUTIVE OFFICER’S REVIEW

CONTINUED

Q: Unilever has many stakeholders. How did the Group best serve them?

A: We treat our relationship with the many stakeholders we serve – and rely upon – incredibly seriously. We wouldn’t have a healthy and thriving business without them.

Our first priority is to the 2 billion consumers we serve every day with products that make them feel good, look good and get more out of life, and last year we were proud to see Unilever appear as the company with the highest number of brands in the Kantar Top 50 ranking of the World’s Most Chosen Brands.

Our approach to those we work with across the value chain has always been based on collaboration and partnership and we were pleased to take that forward again under our hugely successful Partner to Win programme. We have a broad base of long-term shareholders and they benefited from a Total Shareholder Return of 15.6% in 2015. We also continued to invest heavily in our most important resource – our people – including through measures to further our commitment to gender balance. The number of women among our total population of managers rose to 45% – still short of where we want to be, but among the best record of any company of our size and up significantly over the past five years.

The USLP, as reported elsewhere, and the work of the Unilever Foundation continue to ensure that we not only serve the communities in which we operate but engage fully with them in a spirit of seeking to drive wider societal and environmental benefits.

Q: What do you see as the biggest challenge and the biggest opportunity ahead?

A: Next to dealing with the effects of climate change, requiring world leaders to implement the agreements that will enable us to drive sustainable models, the biggest challenge and opportunity we face is the pace of change. Change today is exponential. Driven by advances in technology, whole industry sectors are being disrupted. Companies that have been around for decades can suddenly find themselves obsolete, while – at the other end of the spectrum – relatively young companies are being valued at billions of euros even before they start to generate much in the way of revenue.

For the fast moving consumer goods sector, these changes manifest themselves in a number of ways. They give rise, for example, to much more formidable local competitors. With their agile business models and proximity to consumers, these businesses are gaining share in many markets.

In this environment, the opportunity exists to show that we can continue to develop a portfolio of brands with the right blend of global and local presence, supported by an organisational structure that is resilient enough to withstand shocks and agile enough to respond to rapidly emerging trends.

We are doing just that and made further progress in 2015, including – as I like to put it – by ‘experimenting on the edges’ with different models that sit outside our core business and allow us to trial new approaches. The creation of our new Baking, Cooking and Spreads business is a good example of how we are doing this in a more established part of the business;

while our direct-to-consumer offerings in premium businesses like T2 and Maille, and our Unilever Foundry and the platform it provides to work collaboratively with innovators and entrepreneurs in the technology space, are great examples of how we are tapping into emerging trends.

Q: What is your outlook for 2016?

A: We don’t expect to see any significant or immediate improvement in the overall health of the world economy. It is clear that the economic recovery in the developed markets of Europe and North America will remain slow and protracted, while the slowdown in the emerging markets is likely to continue for some time to come.

For all these reasons, we remain prudent in our approach and single-mindedly focused on building the resilience and the agility of our portfolio and our organisation. We made good progress on these fronts in 2015, which gives me further confidence that we can continue to deliver on our objective of consistent top and bottom line growth, to the benefit of our long-term shareholders and the many others who rely on Unilever. I want to thank them and, above all, our wonderful 169,000 employees, whose dedication, commitment and sense of purpose shone through again in 2015.

Paul Polman

Chief Executive Officer

8 Strategic Report	Unilever Annual Report and Accounts 2015

UNILEVER LEADERSHIP
EXECUTIVE (ULE)
Paul PolmanΔ
Chief Executive Officer
(Pictured on pages 5 and 7)
1.	Doug Baillie¥
Chief Human Resources Officer
2.	David Blanchard
Chief R&D Officer
3.	Marc EngelΩ
Chief Supply Chain Officer
4.	Kevin Havelock
President, Refreshment
5.	Alan Jope
President, Personal Care
6.	Kees Kruythoff
President, North America
7.	Leena Nair¥
Chief Human Resources Officer
8.	Nitin Paranjpe
President, Home Care
9.	Graeme Pitkethly☐
Chief Financial Officer
10.	Ritva Sotamaa
Chief Legal Officer
11.	Amanda Sourry
President, Foods
12.	Keith Weed
Chief Marketing &
Communications Officer
13.	Jan Zijderveld
President, Europe
Δ Board member.
¥ Leena Nair will join ULE on 1 March 2016 following the retirement of Doug Baillie.
Ω Marc Engel joined ULE on 1 January 2016.
☐ Graeme Pitkethly will be proposed for election as an Executive Director at the 2016 AGMs.
For ULE biographies, please see page 59 of the Governance and Financial Report.

Unilever Annual Report and Accounts 2015	Strategic Report 9

OUR MARKETS

UNILEVER OPERATES IN THE HIGHLY COMPETITIVE

FAST MOVING CONSUMER GOODS SECTOR – A

SECTOR WHICH IS SUBJECT TO AN ARRAY OF GLOBAL

PRESSURES AND VOLATILITY.

The top 25 FMCG companies have combined sales of about €530 billion, competing against each other and an increasingly sophisticated set of local competitors.

CONSUMER CONFIDENCE

Demand for FMCG products is affected by consumer confidence which reflects levels of economic growth.

In broad terms, consumer demand remained weak in 2015, with market growth continuing to be subdued in emerging markets while showing some signs of low-level growth in North America and Europe.

Many emerging markets were hit by local currency devaluations versus the US dollar, driving up the cost of consumer goods faster than wage growth. A number of these economies export commodities and have also been hit by slowing global demand.

In response to devaluations, interest rates in many countries remained relatively high, further squeezing incomes. Brazil, in recession, and Russia were particularly hit.

Stalling economic growth in China undermined the performance of many of its South East Asian trading partners, further weakening local currencies. However, the Chinese de-stocking of 2014 in our markets was not repeated and growth was seen in e-commerce and secondary cities.

European markets were characterised by small amounts of volume growth cancelled out by price deflation. North America achieved modest overall growth of 1%-2% in our markets.

DIGITAL AND E-COMMERCE

The impact of digital technology continues and has now become a mainstream factor determining success in everything from manufacturing to marketing. The industry is rapidly adjusting to consumers operating in a mobile, connected world, albeit through fragmented media – from basic mobile phones and PCs to smartphones, tablets and TVs.

Innovation, particularly in marketing, is a primary concern as people’s media consumption habits change. Digital marketing now drives sales through all customer channels.

E-commerce now commands 2% of industry sales, while in China it is already 5%, driven by the growth in companies such as Alibaba’s Taobao and T-Mall. In the US e-commerce is 2% of sales and in the UK it is around 6%.

Changing digital habits reflect the adoption of consumer technology. In 2000 there were 750 million mobile phones compared with 7 billion today. By 2020 there will be over 30 billion connected devices.

The boom in video – over 400 hours’ worth of video content is uploaded to YouTube every minute – is vitally important in FMCG marketing. Content is shared through social media networks and this forces greater transparency from corporations.

10 Strategic Report	Unilever Annual Report and Accounts 2015

  HOUSEHOLDS ARE CHANGING

For companies operating in the FMCG industry the question of what a household is in today’s society is a critical one. Our products are household goods so changes in what households demand, and why, have an important impact on our business. We are seeing rapid change in the concept of the household, which has become more diverse and unconventional over the past 50 years.

This is reflected in more fluid family roles and responsibilities within households as the working patterns and identities of principal income earners change. The number of households is also increasing rapidly as more people live on their own or in smaller family units. Single occupant households have risen to 17.5% worldwide and 33% in Western Europe.

The change in the nature of households is linked to the changing role that women are playing in societies around the world. For many large FMCG companies, women constitute the majority of the customer base and their purchasing decisions are therefore critical to the industry’s development. There has been rapid growth in educational attainment by women where, in many countries, they make up more than 50% of graduates. This has not yet, however, translated into greater labour market participation, better pay or more executive roles. However, the trends in our markets suggest this is changing and will do so at an increasing pace.

17.5%

Single occupant households have risen to 17.5% worldwide.

EMERGING SOCIAL TRENDS

FMCG companies are among the first to experience and be affected by today’s rapidly changing tastes, social norms, population shifts and wealth distribution.

The world’s economic centre of gravity is moving to the southern and eastern hemispheres. By 2025 almost half of Fortune 500 global companies will be from emerging markets.

These trends drive urbanisation. In 2010 there were 27 cities of more than 10 million people. By 2030 it is expected that there will be 41. In turn, emerging market consumers are increasingly demanding product standards common in the West where premiumisation is a dominant trend.

The West retains strong economic opportunities but wage growth is stubbornly low and unemployment high, reaching 20% among Eurozone youth. Although bilateral trade deals continue, these conflicting pressures are leading to some signs of protectionism.

The world is getting older with dependency rates rising. Between 2015 and 2050, the proportion of the world’s population aged over 60 will nearly double from 12% to 22% and in China alone there will be 330 million people over the age of 65 by 2050 compared with 110 million today.

At the same time, younger generations of millennials (18 to 34 year-olds) have new expectations, from authenticity and quality of products to standards of corporate behaviour. Their work, shopping, leisure and media habits are radically different.

Such change mirrors social upheaval with societies becoming more complex, accommodating rapidly changing ways of living. In London, 300 languages are spoken and, in the UK as a whole, almost a third of households are single occupancy. Forced and voluntary migration is happening on a scale not seen since World War II.

Other new economic forces are emerging. By 2030, 27% of the world’s 8.3 billion population will be Muslim compared with 23% in 2010. Women are an increasing force for change. In Latin America the labour participation rate for working-age females climbed from 53% in 1992 to 65% two decades later.

But pressures remain. Inequality is widening, with the 80 richest people having a combined wealth equal to the poorest 3.5 billion. The environment is under increasing stress, demanding a greater response from people and companies. The World Health Organization estimates that 7 million people die from air pollution each year. Ice caps are melting at 12% a decade, which means global warming and drought with profound implications for the FMCG sector. With the existing climate change scenario, almost half the world’s population will be living in areas of high water-stress by 2030.

COMPETITION

The FMCG industry is characterised by global competition between large multinational corporations seeking to differentiate themselves in the eyes of consumers while accessing markets through similar channels. Some of the largest FMCG companies competing alongside Unilever include: Nestlé, Procter & Gamble, L’Oréal, Danone, KraftHeinz and Colgate-Palmolive. Many have identified emerging markets as a major growth opportunity in the years to come.

Competition continues unabated. In 2015 one notable trend in certain parts of the FMCG sector, mainly in foods in the slower-growth developed markets, was consolidation often driven by private equity investment activity.

There has also been significant deconstruction and refocusing with competitors selling brand portfolios to achieve efficiency gains.

Local competitors remain a vibrant presence with innovations and consumer offers to rival those of global players. Among customers, the relative decline of supermarkets continues in favour of local and convenience stores, discount chains – often with own label offers – and
e-commerce.

Unilever Annual Report and Accounts 2015	Strategic Report 11

OUR STRATEGIC FOCUS

TO REALISE OUR VISION WE HAVE INVESTED IN A LONG-TERM STRATEGY OF CATEGORIES AND BRANDS THAT DELIVER GROWTH TO THE BENEFIT OF ALL STAKEHOLDERS.

Long-term value comes from investing in marketing, world-class manufacturing, innovation and a workforce of the best talent available to deliver growth that is consistent, competitive, profitable and responsible.

VISION

POSITIVE SOCIAL IMPACT
DOUBLE THE BUSINESS
REDUCE ENVIRONMENTAL FOOTPRINT

GROWING THE BUSINESS

- SALES
- MARGIN
- CAPITAL EFFICIENCY

IMPROVING HEALTH AND WELL-BEING

- NUTRITION
- HEALTH AND HYGIENE

ENHANCING LIVELIHOODS

- FAIRNESS IN THE WORKPLACE
- OPPORTUNITIES FOR WOMEN
- INCLUSIVE BUSINESS

REDUCING ENVIRONMENTAL IMPACT

- GREENHOUSE GASES
- WATER
- WASTE
- SUSTAINABLE SOURCING

OUR LONG-TERM FOCUS ALLOWS US TO MAKE STRATEGIC

PORTFOLIO CHOICES

CATEGORY CHOICES

The four categories of Personal Care, Foods, Home Care and Refreshment have clear strategic priorities to contribute to growth.

ACTIVE PORTFOLIO MANAGEMENT

We actively manage our brand portfolio to focus it on more attractive segments where we can apply global scale and local strength.

BRANDS AND INNOVATION

A FOCUSED APPROACH TO INNOVATION

Each category has a focused research and development capability embedded within its operations, supported by a wider Strategic Science Group.

DRIVING EFFICIENCY AND MARGINS

Since 2013 we have undertaken fewer but larger innovation projects with the average size 25% bigger and more than 70% of projects margin accretive.

MARKET DEVELOPMENT

ROUTES TO MARKET

We lead market development by reaching up, down and wide, and growing new channels with a focus on execution through our 10 million Perfect Stores programme.

EMERGING MARKETS

We are expanding from a strong base with proven market development models to drive increased per capita usage so that emerging markets are now 58% of total sales and rising.

AGILITY AND COST

ZERO-BASED BUDGETING

We are taking the next steps on cost reduction to ensure competitiveness and to fuel growth with the roll-out of zero-based budgeting.

1. Visibility and Transparency
2. Clear Accountability for Cost Management
3. Zero-based Budgeting

MANUFACTURING BASE AND OVERHEADS

We operate an award-winning, low-cost, flexible supply chain that delivers winning quality and reliability to our markets.

PEOPLE

ATTRACTING TALENT

In our target universities we are FMCG Graduate Employer of Choice in 34 countries. LinkedIn continues to be a key channel for attracting and engaging external talent.

DEVELOPING TALENT

In 2015, we sharpened our learning strategy behind six core capabilities that we believe will build a winning business.

12 Strategic Report	Unilever Annual Report and Accounts 2015

CHOICES TO DRIVE VALUE FOR STAKEHOLDERS

BUILDING A PRESTIGE BUSINESS

Through acquisition we have invested in the growth opportunity of Prestige skin care brands Dermalogica, Kate Somerville, REN and Murad.

INCREASED INVESTMENT IN DIGITAL MARKETING

In a mobile-connected world our brands are supported by sophisticated digital marketing that integrates seamlessly with e-commerce and drives sales through all channels.

E-COMMERCE

E-commerce grew by more than 40% in 2015 thanks to a focus on brilliant execution online where 80% of sales are made from the first page view.

LEVERAGING SCALE

We bring the benefits of scale to our operations, driving down costs while making the company more agile and simple.

VALUES-LED AND EMPOWERED

Our people are our greatest asset. We focus on their well-being, empowerment and connection with our Purpose.

GROWTH

CONSISTENT

We deliver consistency in underlying sales growth, core operating margin and free cash flow by continuously investing in our supply chain, our brands and marketing, our people and IT to provide a long-term sustainable business.

COMPETITIVE

By investing in innovation we can grow our market share while also seeking to enter new markets and new segments such as premium brands in categories like Personal Care and Refreshment.

PROFITABLE

We seek continuous improvement in our world-class manufacturing to drive cost savings and higher returns, providing extra fuel for growth as cash is redeployed in new strategic opportunities.

RESPONSIBLE

Growth that's responsible involves having a positive social impact and reduced environmental footprint, which is the essence of the USLP and is essential in protecting and enhancing our reputation. Our Sustainable Living brands are working towards making the new UN Sustainable Development Goals a reality.

Unilever Annual Report and Accounts 2015	Strategic Report 13

A BUSINESS MODEL THAT CREATES VALUE

UNILEVER BELIEVES PROFITABLE GROWTH SHOULD ALSO BE RESPONSIBLE GROWTH.

That approach lies at the heart of our business model, driven by sustainable living and the Unilever Sustainable Living Plan (USLP). It guides our approach to how we do business and how we meet the growing consumer demand for brands that act responsibly in a world of finite resources. Our business model begins with consumer insight that informs brand innovation, often with partners in our supply chain, to create products we take to market supported by marketing and advertising across a range of distribution channels.

We work with governments, NGOs and other stakeholders to drive change that's good for society and good for business, and we work with partners in our supply chain, through our Partner to Win programme, to create innovations in products and packaging. 69% of our innovations are associated with supplier-sourced technology, such as from Sonoco which provides reusable packaging for our Country Crock brand in the US.

2.36 billion

millennials by 2025.

Societies are dynamic. There will be 2.36 billion millennials (18 to 34 year-olds) by 2025 with diverse and very different preferences and shopping habits to other age groups. We not only need insight into these trends, through focus groups and quantitative studies, but also the ability to predict them using the latest digital research technologies in order to maintain our competitive advantage.

CONSUMER INSIGHT → **COLLABORATION**

HOW WE DRIVE SUSTAINABLE VALUE

Unilever aims for a virtuous circle of growth with the USLP at its heart. It creates profitable volume growth driven by investment in innovation and brands to deliver products to 2 billion people every day. Our scale means we can spread fixed costs and improve profitability.

SALES ← **MARKETING**

€1-2

The additional spend on Unilever products in an e-commerce shop versus the equivalent basket in a physical store.

We work closely with retailers to win in the market place, making sure our brands are always available and properly displayed, in all channels from supermarkets to e-commerce. We have achieved supplier of choice status for 12% of markets and are in the top three suppliers for 24% of markets.

We generate consumer-led growth through a marketing spend of about €8 billion a year. We use multiple platforms to achieve cut-through in a highly fragmented media. Effective digital marketing is essential and influences shopping at all stages of the decision-making process and through all channels. We partner with many digital start-ups through our Unilever Foundry programme to bring the most cutting edge marketing to Unilever brands.

THE UNILEVER FOUNDRY

WE PARTNER WITH CUSTOMERS TO PIONEER NEW PRODUCTS AND CONCEPTS

AXE
AXE

14 Strategic Report	Unilever Annual Report and Accounts 2015

Dove

€1 billion
spent on R&D per year.

WE EMPLOY MORE THAN 6,000 R&D PROFESSIONALS AROUND THE WORLD

Our R&D mission is to build brands through benefit-led innovation unlocked by science and technology. We spend about €1 billion a year on research and development, employ more than 6,000 R&D experts and have six key R&D sites. Category-specific R&D is complemented by a Strategic Science Group working on long-term science breakthroughs. Both are supported by capabilities such as regulatory, safety and environmental assurance.

60%
of agricultural raw materials sustainably sourced.

We have a €35 billion annual procurement programme including agricultural raw materials, 60% of which are sustainably sourced. We are rolling out a Responsible Sourcing Policy and 170 Partner to Win suppliers met the self-assessed criteria in 2015. We reached the landmark of 100% certified and traceable palm oil sourced for our European and Australian food businesses in 2015.

INNOVATION → **SOURCING** → **MANUFACTURING** → **LOGISTICS**

This allows us to invest further, growing free cash flow and investing back into the business through innovation and marketing, to create even stronger brands. This drives profitable volume growth and the virtuous circle continues.

Unilever has the world's No.1 FMCG supply chain according to Gartner. We operate almost 300 factories and have invested heavily in efficiency and eco-production. Sales per factory have increased by 30% since 2009 while costs avoided through eco-production have exceeded €600 million since 2008. In 2015, the total non-hazardous waste sent to landfill was 196 tonnes, which is 0.14% of the 2008 baseline of 141,767 tonnes.

No.1
FMCG supply chain according to Gartner.

Delivering products to our customers is the role of logistics. We are centralising our operations with a network of global UltraLogistik control towers to improve customer service, cut costs and reduce CO_2 emissions which have fallen by around 21% across 14 countries since 2010. We increasingly use hybrid vehicles and rail rather than road.

Unilever Annual Report and Accounts 2015	Strategic Report 15

OUR PERFORMANCE

THE BENEFITS THAT OUR VISION AND STRATEGY DELIVER TRANSLATE INTO PERFORMANCE FOR SHAREHOLDERS AND SOCIETY AT LARGE.

FINANCIAL PERFORMANCE

GROWING THE BUSINESS: GROUP

UNDERLYING SALES GROWTH*	UNDERLYING VOLUME GROWTH*	CORE OPERATING MARGIN*	FREE CASH FLOW*
2015	2015	2015	2015
4.1%	2.1%	14.8%	€4.8 billion
2014: 2.9%	2014: 1.0%	2014: 14.5%	2014: €3.1 billion
Underlying sales growth averaged 4.9% over five years.	Underlying volume growth averaged 2.1% over five years.	Core operating margin has steadily increased over five years from 13.5% to 14.8%.	Unilever has generated free cash flow of €19.2 billion over five years.

GROWING THE BUSINESS: CATEGORIES

PERSONAL CARE	FOODS	HOME CARE	REFRESHMENT
Turnover	Turnover	Turnover	Turnover
€20.1 billion	€12.9 billion	€10.2 billion	€10.1 billion
2014: €17.7 billion	2014: €12.4 billion	2014: €9.2 billion	2014: €9.2 billion
Underlying sales growth	Underlying sales growth	Underlying sales growth	Underlying sales growth
4.1%	1.5%	5.9%	5.4%
2014: 3.5%	2014: (0.6)%	2014: 5.8%	2014: 3.8%
Core operating margin	Core operating margin	Core operating margin	Core operating margin
18.9%	18.2%	7.6%	9.4%
2014: 18.7%	2014: 18.6%	2014: 6.3%	2014: 8.8%

* Key Financial Indicators. These measures are non-GAAP measures. For further information about these measures, and the reasons why we believe they are important for an understanding of the performance of the business, please refer to our commentary on non-GAAP measures on pages 38 and 39.

16 Strategic Report	Unilever Annual Report and Accounts 2015

UNILEVER SUSTAINABLE LIVING PLAN

IMPROVING HEALTH AND WELL-BEING

By 2020 we will help more than a billion people take action to improve their health and well-being.

HEALTH AND HYGIENE

TARGET

By 2020 we will help more than a billion people to improve their health and hygiene. This will help reduce the incidence of life-threatening diseases like diarrhoea.

PERFORMANCE

Around 482 million people reached by end 2015 through our programmes on handwashing, safe drinking water, oral health and self-esteem.

NUTRITION

TARGET

By 2020 we will double the proportion of our portfolio that meets the highest nutritional standards, based on globally recognised dietary guidelines. This will help hundreds of millions of people to achieve a healthier diet.

PERFORMANCE

34% of our portfolio by volume met highest nutritional standards in 2015.*

ENHANCING LIVELIHOODS

By 2020 we will enhance the livelihoods of millions of people as we grow our business.

FAIRNESS IN THE WORKPLACE

TARGET

By 2020 we will advance human rights across our operations and extended supply chain.

PERFORMANCE

54% of procurement spend through suppliers meeting mandatory requirements of our Responsible Sourcing Policy.

We published our first Human Rights Report in 2015.

Our Total Recordable Frequency Rate for 2015 was 1.12 per million hours worked (2014: 1.05).**◊⊕

Engagement score among 5,000 employees surveyed in 2015 was 77% (2014: 75%).**‡

OPPORTUNITIES FOR WOMEN

TARGET

By 2020 we will empower 5 million women.

PERFORMANCE

We trained 70,000 women micro-entrepreneurs to sell our products in rural India by end 2015.^

The percentage of persons of each sex who were Unilever managers was 55% male and 45% female (2014: 57% male and 43% female).**

INCLUSIVE BUSINESS

TARGET

By 2020 we will have a positive impact on the lives of 5.5 million people.

PERFORMANCE

REDUCING ENVIRONMENTAL IMPACT

By 2020 our goal is to halve the environmental footprint of the making and use of our products as we grow our business.

GREENHOUSE GASES

TARGET

Halve the greenhouse gas impact of our products across the lifecycle by 2020.

PERFORMANCE

OUR OPERATIONS

We produced 88.49kg CO_2 from energy per tonne of manufacturing production (2014: 92.14kg).**◊⊕Δ

OUR PRODUCTS' LIFECYCLE

Our greenhouse gas impact per consumer use has increased by around 6% since 2010.±^

WATER

TARGET

Halve the water associated with the consumer use of our products by 2020.

PERFORMANCE

OUR OPERATIONS

We used 1.88m³ water per tonne of manufacturing production (2014: 2.01m³).**◊⊕

OUR PRODUCTS IN USE

Our water impact per consumer use has reduced by around 1% since 2010.±^

WASTE

TARGET

Halve the waste associated with the disposal of our products by 2020.

PERFORMANCE

OUR OPERATIONS

We sent for disposal 0.26kg of total waste per tonne of manufacturing production (2014: 1.19kg).**◊⊕

OUR PRODUCTS AT DISPOSAL

Our waste impact per consumer use has reduced by around 29% since 2010.±^

SUSTAINABLE SOURCING

TARGET

By 2020 we will source 100% of our agricultural raw materials sustainably.

PERFORMANCE

60% of our agricultural raw materials sustainably sourced by end 2015.

** Key Non-Financial Indicators.
◊ PricewaterhouseCoopers (PwC) assured. For details and the basis of preparation see www.unilever.com/ara2015/downloads.
⊕ Measured 1 October – 30 September.
‡ Full Global People Survey not undertaken in 2015. Comparator is for full survey among managers in 2014.
^ We are continuing to work on sharpening our metrics to understand our progress better and shape our business decisions.
¥ We have tightened the criteria for smallholder farmer initiatives, resulting in a reduction in the number reported in 2015 compared to 2014.
Δ Prior year restated to exclude third party site.
± 2010 baseline as restated in December 2015.
Our USLP commitments and targets are subject to internal verification. For details of the definitions and reporting periods used in the preparation of these commitments and targets see our Sustainable Living Report 2015 to be published in April 2016 at www.unilever.com/sustainable-living.

Unilever Annual Report and Accounts 2015	Strategic Report 17

BREYERS
USING SUSTAINABLE VANILLA FROM MADAGASCAR

THE COMMITMENT OF THE BREYERS BRAND TO SUSTAINABILITY IS AN EXTENSION OF ITS DEDICATION TO QUALITY AND IS ACHIEVING RENEWED POPULARITY WITH CONSUMERS.

EXTERNAL RECOGNITION

Breyers was recognised at the annual Rainforest Alliance Gala in New York in May 2015, when it won the Sustainable Standard-Setter Award, which recognises businesses and individuals that work diligently to meet rigorous sustainability standards, protect the environment and support local communities worldwide.

BREYERS' VANILLA IS SUSTAINABLY SOURCED IN MADAGASCAR, HELPING SMALLHOLDERS AND THE ENVIRONMENT.

98.5%

The amount of sustainable natural vanilla extract sourced from Madagascar is 98.5%.

COMMITTED TO USING ONLY DAIRY FROM COWS NOT TREATED WITH ARTIFICIAL GROWTH HORMONES.[a]

[a] Suppliers of other ingredients such as cookies, candies and sauces may not be able to make this claim. The Food and Drug Administration states that no significant difference has been shown between dairy derived from rBST-treated and non-rBST-treated cows.

18 Strategic Report	Unilever Annual Report and Accounts 2015

IMPROVED SALES

Breyers has reversed five years of declining sales by completing the launch of Gelato Indulgences and a new Quality Pledge across the brand, which includes a platform of sustainable sourcing.

Breyers

DELIVERING VALUE FOR OUR STAKEHOLDERS

THE FOLLOWING PAGES HIGHLIGHT HOW UNILEVER HAS PERFORMED FOR THE BENEFIT OF OUR CONSUMERS, WIDER SOCIETY, OUR PEOPLE AND OUR SHAREHOLDERS IN 2015.

OUR CONSUMERS

The economic uncertainties consumers have faced showed few signs of abating in 2015. But despite the tough backdrop consumers revealed more clearly than ever their growing preference for brands they can trust. Although consumption continues to be linked to some of the world's gravest problems – deforestation, climate change, water scarcity, malnutrition or unhealthy diets – consumer tastes and preferences are clearly moving towards products that are authentic, sourced sustainably and manufactured in a responsible way.

All our categories are focused on addressing these challenges and opportunities with innovations that provide consumers with the products they want, with the benefits they need and the trust they demand.

pages 20 to 23

SOCIETY

2015 witnessed major steps forward both in Unilever's core Purpose of making sustainable living commonplace and in the transformational change at a societal level needed to tackle the world's major social, environmental and economic problems. The Unilever Sustainable Living Plan (USLP) continued to have significant impact across all three of its core goals of improving health and well-being, reducing environmental impact and enhancing livelihoods.

All these specific activities came against the background of two significant developments on a global scale – the launch of the 17 United Nations Sustainable Development Goals and the UN Paris COP21 conference on climate change, the largest ever held.

Working in partnership with the UN, governments, NGOs, our suppliers and others, we are helping to lead the changes that society needs and that our company will benefit from in the long term.

pages 24 to 27

OUR PEOPLE

Our clear Purpose is something that Unilever people can engage with and help make a reality every day. Bringing that Purpose to life and making our vision a reality requires us to recruit and retain people of the highest quality. We want to help all our people be the best they can, to realise their potential and the potential of the business. Training and development are crucial for all and we strive to create a working environment that respects the human rights and interests of all our employees and embeds gender equality as a fundamental part of our approach.

pages 28 to 31

OUR SHAREHOLDERS

We aim to deliver the best possible operational performance from the business to deliver maximum returns to our shareholders over the long term. The financial performance that results is based on growth that is consistent, competitive, responsible and profitable.

How we manage our portfolio of assets and our finances is an important contributor to shareholder returns and reflects how the business is adapting to meet changing consumer preferences and volatility more broadly in our markets.

pages 32 to 34

EDUCATION PROGRAMMES

Through our USLP we are committed to enhancing livelihoods. With our Partner to Win, Symrise, we are helping 3,300 vanilla farmers and their communities in Madagascar with secondary education and agricultural training that will secure sustainable vanilla supplies for Breyers and many other Unilever brands.

Unilever Annual Report and Accounts 2015	Strategic Report 19

OUR CONSUMERS

PERSONAL CARE

PERSONAL CARE IS HOME TO SOME OF UNILEVER’S LARGEST AND BEST KNOWN BRANDS INCLUDING DOVE, AXE, LUX, REXONA AND SUNSILK, ALL OF WHICH ARE €1 BILLION BRANDS.

It is Unilever’s largest category with turnover of €20.1 billion accounting for 38% of Group turnover and it represents 48% of Group operating profit. Personal Care’s strategic role is to deliver competitive growth through our core brands and a newly created Prestige business, enabled by enhanced profitability to fund further investment.

The category made strong progress towards these strategic goals in 2015. A focus on innovation and strong marketing communications drove core brands’ growth, while the Prestige business has expanded through acquisitions and organic reach. These priorities contributed to a 4.1% underlying sales growth for the category.

Growing core brands was achieved through innovations, geographical expansion of our global brands, and marketing campaigns. In deodorants we launched Dry Spray products across our brands in North America. In oral care we introduced Zendium – a premium toothpaste that boosts the mouth’s natural defences – in France and Italy, extending availability to nine countries. In hair we rolled out Dove Advanced Hair Series globally, and launched the TRESemmé Perfectly
(Un)done collection.

Our brands are supported by marketing initiatives that address the increasingly complex media channels that consumers use, with increased focus on digital. All Things Hair, an online video channel that creates content in partnership with vloggers, is now live in nine markets and has had more than 125 million views since its launch in 2013. We also have a partnership with Vice, the youth media company, through which several Unilever brands support the new women’s channel Broadly.

The category created a new Prestige business and in 2015 it acquired four businesses – Dermalogica, Murad, Kate Somerville and REN. Their brands are present in the high-growth premium skin care segment of the market.

Outside Prestige, we are taking steps to strengthen the performance of our core skin care brands further. Dove launched the Dove DermaSpa range in Europe, bringing spa experience and dermatological care together.

Vaseline has also been the subject of a major initiative through a partnership with Direct Relief. The Vaseline Healing Project embeds the USLP further into our brand activities and provides the medical supplies and local health worker training to support people working in crisis and disaster areas.

In addition to Vaseline, the category has several other Sustainable Living brands, such as Dove, Lifebuoy and Signal, which meet consumers’ demand for responsible business and enjoy stronger, sustainable growth. The Dove Self-Esteem Project has reached more than 19 million young people in 115 countries, encouraging women to develop a positive relationship with the way they look, and to make beauty a source of confidence rather than anxiety.

20 Strategic Report	Unilever Annual Report and Accounts 2015

FOODS

FOODS IS A €12.9 BILLION CATEGORY ACCOUNTING FOR 24% OF UNILEVER’S TURNOVER AND 31% OF OPERATING PROFIT.

Our portfolio consists of Knorr, Hellmann’s and Rama, our €1 billion brands, and other well-known global brands such as Becel and Maille.

The category’s strategic role is to accelerate growth while maintaining strong profitability and cash flow. In 2015, focus has been on three priorities: to accelerate growth in emerging markets; to reignite growth in Europe and North America; and to adapt the portfolio to address emerging consumer trends.

The strategy successfully delivered a return to positive underlying sales growth of 1.5% in 2015, with strong performances in savoury and dressings offsetting a further decline in spreads. We also saw continued strong growth by the global Food Solutions business, which services professional hotel, restaurant and catering customers.

Despite some market volatility, emerging markets delivered solid growth of 6.5%, driven by Latin America, India and South East Asia. Emerging markets now account for more than 40% of our sales, up from 33% in 2012, fuelled by double-digit growth in 2015 in some of our local brands, such as Maizena in Brazil, Fruco in Colombia, Kissan in India, Bango in Indonesia and Lady’s Choice in the Philippines.

Although markets in Europe and North America remain challenging overall, savoury, Foods’ largest sub-category, performed strongly, returning to growth in Europe and continuing to grow sales and market share in North America.

Dressings has also experienced broad-based growth in Europe and gained market share in the competitive US market. We benefited from the launch of new products including Hellmann’s with olive oil and Knorr 100% natural Mealmakers, responding to changing consumer preferences and growing demand for more authentic, fresh, natural and sustainably sourced foods.

The spreads business experienced another difficult year. In mélange (mix of margarine and butter), we saw strong growth ahead of the market once more. However, the market for margarine continued to suffer, influenced by an ongoing decline in the use of spreads, compounded by a reduction in butter prices. In order to respond to this fast-changing market landscape, we have created the Baking, Cooking and Spreads business aimed at accelerating the turnaround of the business in Europe and North America.

Feeding the world sustainably is a major challenge. That is why sustainability remains at the heart of our Foods business. Our main Sustainable Living brands – Knorr, Hellmann’s and Becel/Flora – combine a clear sustainable living purpose with a long-term global growth opportunity through improving nutrition, food safety and an ever more efficient use of resources.

In 2015, Hellmann’s successfully introduced an improved squeeze bottle with new ‘Easy Out’ technology, which significantly reduces food waste, while Knorr launched the Knorr Animal Welfare programme designed to improve standards in sourcing meat ingredients. More than 90% of the vegetables most frequently used in Knorr products are sustainably sourced, already putting us on target to reach 100% by 2020.

Unilever Annual Report and Accounts 2015	Strategic Report 21

OUR CONSUMERS

CONTINUED

HOME CARE

HOME CARE IS HOME TO POPULAR BRANDS, SUCH AS OMO AND SURF, OUR €1 BILLION BRANDS, AS WELL AS SUNLIGHT, DOMESTOS, COMFORT AND OUR WATER PURIFICATION BRAND PUREIT.

Home Care had a turnover of €10.2 billion in 2015, accounting for 19% of Unilever’s turnover and 10% of operating profit. The category generates more than 80% of its sales in emerging markets and its strategic role is to grow competitively and step up profitability, while scaling up household care.

In 2015, consistent with its strategic role, the category delivered underlying sales growth of 5.9% and expanded its margins by 1.3 percentage points.

This performance was achieved as a result of sharp focus on three areas.

Firstly, developing innovations to reinforce the core attributes that address consumer needs at a time of rapidly growing urbanisation and rising employment of women. Omo had a global re-launch with an upgraded formulation delivering on the brand promise of faster stain removal. Sunlight’s proposition of five times faster degreasing was the catalyst for another year of consistent and profitable growth.

Secondly, anticipating future trends and innovating accordingly. We saw good success in the Omo range of pre and post-wash fabric cleaning additives and ancillaries launched in Brazil towards the end of 2014. We also launched Comfort Intense in 2015, a super-concentrated fabric conditioner where smaller doses result in improved freshness. The consumer reception has exceeded expectations.

Thirdly, an end-to-end management of profitability. This included a sharp focus on driving internal efficiencies, dramatic simplification and trading up consumers through premium offerings delivering better consumer value.

The success of our brands is boosted by their role in delivering the USLP. Through a partnership with UNICEF, for instance, Omo will help to provide 10 million disadvantaged children with access to quality education. In Brazil, the category led a successful education programme to save water in laundry use during one of the country’s worst water shortages, saving a potential 229 billion litres a year (see page 26).

Our Domestos brand continued its efforts to address the sanitation challenge. It committed to finding ways to provide 25 million people with improved access to toilets.

Although the category enjoyed considerable success in 2015, we remain alert to the future challenges on account of rapidly changing consumer habits and behaviours. Continuing to deliver consumer-relevant innovation and maintaining the sharp focus on our cost and simplification agenda will be key to the category delivering on its strategic role in 2016 and beyond.

22 Strategic Report	Unilever Annual Report and Accounts 2015

REFRESHMENT

REFRESHMENT IS OUR BEVERAGE AND ICE CREAM CATEGORY WHICH HAD A TURNOVER OF €10.1 BILLION IN 2015.

Our largest brands are Magnum and Heartbrand (Wall’s) and Lipton tea, all of which are €1 billion brands.

The category accounts for 19% of Group turnover and 11% of operating profit and its strategic role is to enhance the Group’s profitable growth momentum through sustained growth in ice cream and growing faster in tea, while stepping up cash flows and return on invested capital.

During 2015 the category was focused on growing its core with margin-enhancing innovations and best-in-class retail execution, both through customers’ stores and through Unilever’s own retail channels, to deliver the ultimate brand experience.

This focus meant Refreshment grew underlying sales by 5.4% with a positive performance across key geographies.

Ice cream delivered very strong growth, increasing its presence in a growing and dynamic sector and helped by successful innovations behind premium brands in Europe and North America. Performance was also helped by good summer weather in Europe.

Innovations included Magnum Pink & Black and the Ben & Jerry’s Cookie Core range. In September 2015 we acquired Grom, a gelato business with 60 stores in Italy and around the world, strengthening our portfolio.

Our success came within the context of considerable consolidation among rivals and the growth of local competition. But our strong portfolio of brands and execution in markets helped us to secure our position and grow competitively.

The year also saw campaigns around sugar-related health issues and we are responding responsibly; 100% of our children’s brands have fewer than 110 calories while, by the end of 2015, 90% of our packaged ice cream products did not exceed 250 calories per portion. We are also reducing sugar in our ready-to-drink tea, consistent with our USLP commitment to help people to achieve a healthier diet.

The category strengthened its place in the premium end of the ice cream business through brands such as Talenti that offer ‘pure, real and authentic’ products, with sustainably sourced ingredients. Early results for Talenti have been promising. Meanwhile, established brands such as Ben & Jerry’s continued to deliver strong business performance while leading the charge on sustainable growth. The brand launched Save Our Swirled – a global campaign attracting 300,000 followers – to help win a strong climate change agreement at the Paris COP21 conference at the end of 2015 (see page 24).

Beverages had a more challenging year, witnessing modest growth in highly competitive markets with South Asia as a bright spot, in particular India and Pakistan.

The second half of 2015 saw a number of premium innovations coming to market. These included the expansion of our T2 stores, the launch of tea capsules in Europe and the launch in France of T.O. by Lipton, our bespoke in-home tea machine. Another highlight was the launch of the Lipton Speciality Black range and Lipton Green Tea.

Lipton continues its journey as a Sustainable Living brand and after eight years it has reached the milestone of all the tea for its teabags being sourced from Rainforest Alliance certified estates at the end of 2015.

Our retail operations across both ice cream and tea were strengthened by the formation of a global Unilever retail organisation to improve our 1,100 stores from T2 to Ben & Jerry’s Scoop shops. Through our retail customers we also continued with our famous Aisles and Corners of Joy in-store executions.

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SOCIETY

WE NEED TRANSFORMATIONAL CHANGE FOR THE GOOD OF SOCIETY AND BUSINESS.

2015 proved to be a pivotal year, with groundbreaking global agreements reached on both climate change and development. To realise the ambition ‘zero carbon, zero poverty’ will require the private sector, government and civil society to go beyond ‘business as usual’, working in partnership to achieve change at scale.

In September 2015, the United Nations adopted 17 Sustainable Development Goals (SDGs) – a roadmap to 2030 that will require concerted action and partnership between governments, civil society and business.

Unilever has been an early leader on the SDGs through both the UN High-level Panel and our engagement with the UN Global Compact LEAD group of sustainability leaders. We also partnered with Global Citizen and Project Everyone, campaigning organisations focused on motivating young people about sustainability, to raise public awareness about the SDGs. As the world looks towards the implementation of the SDGs, we are supporting the recently established Global Commission on Business and Sustainable Development which seeks to work with business leaders across sectors to broaden support for market-based solutions.

World leaders met in Paris in December 2015 for the UN Framework Convention on Climate Change’s 21st Conference of the Parties (COP21). The result was a historic agreement supported by an unprecedented movement of private sector action. The new legal agreement to tackle climate change is supported by plans from every country to reduce emissions and a range of commitments from companies, investors, cities and regions.

Unilever worked with the World Business Council for Sustainable Development (WBCSD), World Economic Forum (WEF), UN Global Compact and We Mean Business Coalition to encourage companies to step up their efforts to address climate change in their own operations. Speaking in Paris at an event hosted by the UN Secretary General and President Hollande of France, our CEO Paul Polman urged business leaders to continue to deliver positive momentum. Unilever led by example and announced ambitious targets to be carbon positive in its own operations by 2030.

The consequences of this agreement go far beyond the actions of governments alone. The impact will be felt in banks, stock exchanges, boardrooms and research centres as the world absorbs the fact that a unique project to decarbonise the global economy has begun.

Previously, in 2014 we identified four areas for action where we want to see sector-wide transformation: eliminating deforestation; sustainable agriculture and improving livelihoods; access to clean drinking water, sanitation and hygiene; and women’s empowerment. Essential to delivering change in these areas are the Unilever Sustainable Living Plan (USLP), which sits at the heart of our business model, our Sustainable Living brands that bring the USLP to life, and global coalitions and partnerships that take it to scale.

ELIMINATING DEFORESTATION

As part of our commitment on climate change, Unilever is working to help end deforestation, which accounts for up to 15% of global greenhouse gas emissions. We have made good progress on our sustainable sourcing and deforestation agendas by working in collaboration with an increasing number of growers, traders, manufacturers and retailers who have all pledged to rid their supply chains of deforestation.

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In March 2015, we announced that all palm oil bought for our European and Australian food businesses is traceable to certified plantations, a crucial milestone towards our aim of eliminating deforestation.

Going beyond that, our new palm oil processing plant in Sei Mangkei, Indonesia, underwent testing in 2015 and started operations in January 2016. It represents a US$130 million investment and will source palm oil from known and certified sources for our global use.

In addition, we are working with the Climate Policy Institute and IDH in Indonesia to create a long-term landscape management plan to help smallholders sustainably improve their yields and livelihoods.

At the same time, almost all our paper and board across our supply chain came from certified sustainably managed forests or from recycled material by the end of 2015.

CHAMPIONING SUSTAINABLE AGRICULTURE AND IMPROVING LIVELIHOODS

Our ambition is for sustainable approaches to agriculture to become mainstream and to improve the livelihoods of smallholder farmers. This supports SDG 2 ‘End Hunger’.

Smallholder farmers and family farms produce 70% of the world’s food. Working with these producers is critical for Unilever as we strive to reach our sustainable sourcing targets and improve the livelihoods of those in our supply chain and surrounding communities. Working in global partnerships, we have identified a number of crops and countries that require targeted, integrated action to improve sustainable agricultural practices, link smallholders to our markets, address food nutrition gaps, improve business skills and provide finance.

In support of this approach, we formed a number of new partnerships. In 2015, Unilever, Acumen and the Clinton Giustra Enterprise Partnership (CGEP) launched the Enhanced Livelihoods Investment Initiative to improve the livelihoods of as many as 300,000 smallholder communities across Africa, South Asia, Latin America and the Caribbean. It is a three-year US$10 million investment plan to spur economic growth by backing private enterprises which link smallholders to Unilever’s global supply chain and distribution networks.

In 2015, Unilever and the Global Alliance for Improved Nutrition (GAIN) created a Nutrition Intervention Program which aims to improve the health and nutrition of 2.5 million rural people. Its aim is to reach smallholder farmers, from helping them to diversify their diets to providing better information on nutrition.

Addressing hunger is also about reducing food waste. A third of food calories produced are never eaten. To combat this, Unilever helped shape the Consumer Goods Forum pledge, working alongside the World Resources Institute, to halve food waste by 2025 within member company operations, and reduce food waste among consumers and through the supply chain. To help achieve this, we have a new partnership with the Global Foodbank Network allowing us to redirect food that is still fit to be consumed. Also, Unilever is supporting the ‘Champions 12.3’ coalition that seeks to tackle food loss and waste. Our CEO, Paul Polman, is a champion along with other business leaders and representatives from civil society and government.

BETTER HEALTH AND HYGIENE THROUGH HANDWASHING, CLEAN WATER AND SANITATION

We aim to help improve the health and well-being of more than 1 billion people by 2020. As part of this ambition, we are focusing on improving access to safe drinking water, sanitation and hygiene facilities (WASH) which underpin healthy and productive lives.

Unilever Annual Report and Accounts 2015	Strategic Report 25

SOCIETY

CONTINUED

With our global reach, portfolio of WASH-related brands and experience in changing behaviour, we are helping to deliver progress on SDG 6 ‘Ensure sustainable access to water and sanitation for all’ and develop the market solutions which will transform WASH provision. For instance, in 2015 Lifebuoy secured funding from the Children’s Investment Fund Foundation (CIFF) to roll out our Lifebuoy School of Five hygiene education programme in rural Bihar, plus funding from the UK Department for International Development (DFID) to reach children in Bangladesh and Pakistan. These partnerships have committed to reaching almost 10 million children by 2020 with life-saving education about handwashing with soap.

To extend our reach and impact, we have joined with CGEP and DFID to launch a new partnership named Transform. The initiative will identify and fund new social enterprises that help realise the SDGs, initially focusing on bringing innovative WASH solutions to market. Overall, the Transform plan aims to improve the health and well-being of 100 million people by 2025 through job creation, improving incomes and providing support to market-based solutions. We are also deepening our existing partnership. We are in the fourth year of a partnership between Domestos and UNICEF, which helps individuals gain improved access to toilets.

At the same time, in India we have launched ‘Clean India, Clean habits’. This is a mass media, behaviour change programme designed to promote the use of toilets and the importance of handwashing and safe drinking water practices. The initiative aims to reach 75 million people by 2019 in support of the Government’s Swachh Bharat Abhiyan (Clean India Mission).

EMPOWERING WOMEN

Women make up a large number of our consumers and 32% of our workforce, but many still face discrimination and disadvantage globally. There is a strong human rights and business case for helping to reverse this. Empowering women could be one of the biggest levers of transformational change and SDG 5 ‘Gender Equality’ is an enabler across all the SDGs.

According to international advocacy organisation Women Deliver, women re-invest 90% of their income in their families, so including more women in the economic cycle will have a positive impact on growth and the progress of families and communities.

Unilever is committed to improving women’s rights, skills and opportunities. We aim to empower women across our value chain; from smallholder farmers and distributors to consumers. We want to leverage the full Unilever footprint to drive systemic change and achieve gender equality.

Through a range of global partnerships including the CGEP, Population Services

International (PSI), Amsterdam Initiative against Malnutrition (AIM) and Bottom of the Pyramid Institute, we are creating inclusive distribution models empowering women to improve their livelihoods, teaching them basic job skills and driving life-changing behavioural change in their communities.

A specific issue for women in many countries is the burden of collecting water, which takes an estimated 200 million hours a day. Our Sunlight brand, with WaterAid, Oxfam and NextDrop, published a major report in 2015 on the problem. It revealed why the interlinkages between water, sanitation and gender equality must be recognised by governments, civil society and businesses.

We are also supporting the UN Women HeForShe IMPACT 10x10x10 movement which engages 10 key ‘IMPACT champions’ from government, business and academia – including our CEO Paul Polman – to drive change from the top. Each IMPACT champion has pledged to make gender equality an institutional priority, committing to real change within and beyond their organisations.

In summary, the groundbreaking agreements of 2015 set a new climate and development framework that sends a signal to businesses and investors that will drive real change in the global economy. Much more needs to be done but we have now passed a tipping point as the world has recognised that delivering social and environmental benefits will provide a positive opportunity for businesses with purpose to win in the 21st century.

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UNILEVER SUSTAINABLE LIVING PLAN

We launched the Unilever Sustainable Living Plan (USLP) in 2010. It set three ambitious goals for 2020: to help more than 1 billion people improve their health and well-being; to halve the environmental impact of our products; and to enhance the livelihoods of millions of people through all elements of the value chain.

We use a simple framework to show how sustainability is helping us deliver more growth, lower costs, less risk and more trust. It provides our people with further strategic guidance across our categories and brands.

FRAMEWORK OF HOW SUSTAINABILITY SUPPORTS BUSINESS SUCCESS

	Inspired by the USLP, we see a growing number of Sustainable Living brands in our overall portfolio. In 2014, the last full year for which complete data is available, we had 11 Sustainable Living brands. The 2015 Sustainable Living brands will be highlighted in our online Sustainable Living Report 2015 to be published in April 2016 at www.unilever.com/sustainable-living.	The definition of Sustainable Living brands is underpinned by a rigorous methodology which measures the performance of those brands contributing to positive social and environmental change. In 2014, these brands grew at double the rate of our other brands and accounted for half our growth.

USLP PROGRESS

We have made significant progress on our first big USLP goal of helping more than 1 billion people improve their health and well-being. By the end of 2015, we had reached 482 million people, led by the success of Sustainable Living brands such as Lifebuoy, Dove and Signal through programmes carried out since 2005.

In addition, 34% of our Foods portfolio met the highest nutritional standards.

Our manufacturing operations play a major role in our efforts to realise our second main goal of reducing our environmental impact. We have cut CO2 from energy by 36%, water abstraction by 34% and total waste disposed by 97% in our manufacturing operations since 2008. However, when it comes to reducing the environmental impact of how consumers use our products we continue to find this more difficult. Since 2010, the water impact of our products has reduced by 1%, while the waste associated with consumer disposal of our products has reduced by rather more – 29%. This means that we are more than half way on our journey towards halving packaging waste, partly through divestments but also through our innovation projects on lightweighting, as well as infrastructural improvements in recycling and recovery. But the greenhouse gas impact of our products across the lifecycle, including consumer use, continues to edge up and has now increased by 6% since 2010.

This continues the trend we reported on last year. We remain committed, despite this, to a full value chain approach to reducing our environmental impact, since that most meaningfully reflects the true impact of our business. Over the last five years we have learned which levers we can pull on our own to effect change, and where we rely on the much slower process of system change. As a result, we are sharpening our internal strategy and will be refining our target during

2016. We have already announced a new target to be carbon positive (ie to go beyond being carbon neutral) within our own operations by 2030.

Our third USLP goal – to enhance the livelihoods of millions of people – has seen good progress. We sourced 60% of our agricultural raw materials sustainably and 54% of procurement spend was through suppliers meeting our Responsible Sourcing Policy’s mandatory criteria. In 2015 we published our first Human Rights Report (see page 30). Since 2006, in partnership with others, we enabled around 800,000 women to access initiatives that aimed to develop their skills, made up of 70,000 micro-entrepreneurs in India and around 730,000 on tea smallholdings in Kenya and India. We also enabled around 600,000 smallholder farmers and 1.8 million small-scale retailers to access initiatives which aimed to improve their agricultural practices or increase their sales.

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OUR PEOPLE

PEOPLE PROVIDE THE ESSENTIAL TALENT AND ENERGY TO FULFIL UNILEVER’S AMBITION.

Attracting, developing and retaining the very best people is critical to ensure that we succeed in our vision of accelerating growth in our business while reducing our environmental footprint and increasing our positive social impact.

We rely on our people to deliver against our USLP commitments – a challenge that requires great endeavour, expertise and energy on their part.

The fundamental priorities of our approach to developing our people haven’t changed and underpin everything we do:

•	build depth of capability and leadership;
•	live our values and build a performance culture; and
•	build an agile, flexible and diverse organisation.

These priorities are supported by our investment in our people’s well-being and our leading-edge approach to advancing human rights, while we continue to make progress in the diversity and inclusiveness of our workforce.

ATTRACTING TALENT

Our status as the No.1 Graduate Employer of Choice in the FMCG sector among our target universities was maintained in 2015 across 34 countries. This compares to just three in 2009 and 32 in 2014.

This result reflects our digital engagement with students via social media and numerous campus activities. Our flagship initiative is the Future Leaders League – an international competition among universities which send teams to our global event, and which provides the opportunity to interact with our senior management and gain first-hand insights into business and leadership.

Our status reveals our activities are successful in engaging with talented graduates who recognise Unilever as a place that is doing well by doing good and where their career potential can be realised. Our commitment to sustainability is becoming an ever more important reason why people are attracted to Unilever as a career choice.

Beyond our own FMCG sector, LinkedIn continues to be a key channel for attracting and engaging external talent. Our relationship with LinkedIn was further enhanced with the launch of LinkedIn Elevate, a new content-sharing platform which allows our people to show the world their Unilever by sharing relevant content across their own social networks.

While we work hard to ensure that we are attracting the right talent, internally we monitor attrition regularly and are committed to providing an environment in which our people can balance work and life in a way that makes sense for them. The overall attrition rate in 2015 was 8.2%, down 0.1 percentage points compared to 2014 (white collar population). At management level the attrition rate was 7.2%, down 0.1 percentage points compared to 2014.

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LEARNING

Unilever operates in highly competitive markets so recruiting, retaining and developing skilled people are critical. Our skills need to align to our strategy so revenues grow and productivity improves while our people grow professionally.

To achieve this we improved and sharpened our learning strategy in 2015. A priority was to deliver the right learning at the right time in a form easy to use wherever and whenever needed.

Our learning material also needs to keep pace with the changing nature of working life where office-based work is a constantly changing environment while many of our people are on the move, working through mobile devices. At the same time, skills need updating ever more rapidly so our learning strategy must deliver professional education that is mobile, engaging, easy to consume and on-demand.

To achieve this we launched the Learning Hub in late 2015 which hosts all Unilever’s learning content. We want to bring together all business, leadership and functional skills in a single framework with all skills clearly aligned to our business strategy. Extensive internal and external research has identified six business skills that are crucial to Unilever in the 21st century and will enable everyone to fulfil their potential and create important competitive advantages for the Group. The content has been refreshed, rationalised and made more relevant with user reviews supporting a renewed focus on quality.

New mobile-enabled content will be developed further during 2016. The Hub uses digital technology and collaborative tools to meet the demands of modern, multilingual working.

But we are not restricted to our own internal approach. Our leadership development includes a consortium programme where we partner with the world’s leading establishments.

The consortium programme is one way that we bring the learning outside-in, to invite our suppliers, customers and like-minded companies to learn together. We selected topics and programmes which, when learnt together with external parties, enrich the learning process. These included Women Leadership, Learning Professionals Program (IMD), Sustainability (Cambridge in 2014 and INSEAD in 2015), Asian Leaders (IMD in 2016) and developing Asian Finance Talents (TMS Academy and Wharton in 2016). We have already included some programmes in the Four Acres curriculum.

Within Unilever, our supply chain is where the bulk of Unilever’s people work and so is a big focus for our training activity. This number of people requires us to focus on self-directed learning via the use of effective systems and core skills curricula. This year we have updated the Learning Management System and all the core curricula, which cover over 1,300 individual online courses.

Our face-to-face training still plays a key role. Here we drive skills that develop deep functional understanding, with more than 15 new programmes being developed across the whole of our supply chain, including Procurement, Planning and Logistics. We use WebEx extensively and specifically on more general supply chain training, having reached more than 30% of our supply chain management team.

We also use face-to-face programmes to drive professional supply chain leadership development and have run programmes that cover the senior leadership teams in more than 60 of our factories globally.

We have further strengthened our Manufacturing Training programme with the implementation of a new system specifically to manage the driving of manufacturing skills of blue collar staff as part of our World Class Manufacturing programme.

OUR SAFETY RECORD

Based on our Vision Zero strategy we updated our mission in 2015 to build an interdependent safety culture that protects the well-being of our employees, visitors, contractors and assets to help deliver responsible growth. We also rolled out our Motor On Mobile Off campaign which bans the use of mobile devices – hands-free and hand-held – while driving on company business.

In our supply chain in 2015, we began integrating our behavioural-based BeSafE safety programme and World Class Manufacturing (WCM) methodology. This provided the opportunity for the safety and manufacturing teams to work more closely in delivering continuous safety improvement in full alignment with WCM. It also allowed us to combine the best elements from both BeSafE and WCM to create a stronger safety programme overall and ensure the highest level of safety and accountability for our manufacturing teams. We also appointed a dedicated process and construction safety director to focus on large-scale risks.

Unilever reports safety data from October to September. Our Total Recordable Frequency Rate (TRFR) from 1 October 2014 to 30 September 2015 increased to 1.12 accidents per 1 million hours worked, up from 1.05 in 2014. There are three main reasons for this increase. Firstly, safe travel incidents, which is an area of focus for the Group following the introduction of the global Safe Travel standard. Safe travel incidents are recordable events that occur on the roads when our employees drive designated vehicles on company time or business and have a collision with other road users, animals or stationary objects. Secondly, the acquisition of new companies with different safety cultures. Thirdly, a major transformation project that involved the closing down of sites in the US.

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OUR PEOPLE

CONTINUED

ORGANISATION DEVELOPMENT

Previously we have focused on the Fit to Win programme to be leaner and more agile alongside Project Half for Growth to simplify the organisation and our processes.

In 2015 we have focused more on continuous improvement and being equipped to maximise growth opportunities. Importantly, we have looked at addressing organisational design principles as enablers to deliver a leaner structure that is organised in the most efficient and effective way, driving speed and agility.

Growth opportunities have also come through acquisitions and we welcomed several new businesses requiring different support to ensure new colleagues can integrate and benefit from Unilever’s size and scale while ensuring their growth-focused, entrepreneurial cultures are preserved.

Notable acquisitions have included four premium skin care businesses, Dermalogica, Murad, Kate Somerville and REN, which form our new Prestige business within Personal Care. We also acquired the Camay and Zest brands, and added Grom, the premium gelato business, to our Refreshment category. All in all we welcomed more than 2,300 new employees to the Unilever Group.

Another significant project has been the formation of the Baking, Cooking and Spreads business within the Foods category, which has created a more dedicated, focused organisation to bring greater speed and agility to executing strategy.

HUMAN RIGHTS

Business flourishes in societies where human rights are respected, upheld and advanced. People are our greatest asset and empowering them is not only the right thing to do, but also ensures a sustainable future for Unilever.

To make this a reality, in 2014 Unilever formalised its commitment to respecting human rights as part of the USLP and announced it would implement the UN Guiding Principles on Business and Human Rights, and undertake to report publicly on progress.

To that end we became the first company to adopt the UN Guiding Principles Reporting Framework and in June 2015 we were the first company to produce a detailed, stand-alone report using the Framework entitled Enhancing Livelihoods, Advancing Human Rights.

This is Unilever’s Human Rights Report, which can be read at www.unilever.com/ human-rights-report-2015.

It focuses on Unilever’s eight salient human rights issues – those at risk of the most severe negative impacts through a company’s activities or business relationships.

The report highlights challenges and key areas of progress, including Unilever’s work to empower women, the fight against sexual harassment and how we are addressing health and safety issues across the supply chain. Dialogue, capacity building and, where needed, effective remedy are vital to these efforts.

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It also describes key areas of focus for the future. Unilever cannot succeed alone and being honest about the challenges is crucial to progress. Therefore we will continue to address human rights issues beyond first-tier suppliers, taking a commodity and geographical focus, and collaborating with other organisations in order to influence systemic change. We will also ensure that we track progress robustly, by building frameworks for improved data collection, verification and analysis.

We want to go beyond respecting to actively promoting human rights, embedding this into every part of our business.

WELL-BEING

Our work to help our people learn and contribute to our growth is underpinned by our Global Well-being programme. Each market has a comprehensive plan which incorporates physical and mental plus emotional and purposeful well-being. In 2015 we built and rolled out internationally our well-being workshop, Thrive, which is available to all. By the end of 2015, 17,000 employees across Unilever in all markets had attended a Well-being programme.

DIVERSITY AND INCLUSION

We believe in a diverse workforce to serve our diverse consumer base. Inclusion is the foundation of a sustainable, strong culture. We want our people to feel confident, comfortable and able to reach their potential regardless of gender, age, ability, background or sexual preference.

Our attitude to diversity and inclusion also reflects our wider values as a Group, which define how we do business and how we interact with our colleagues, partners, customers and consumers. Our four core values are: integrity; responsibility; respect; and being pioneering.

On gender equality we continue to make progress, although work remains. By the end of 2015, 45% of our total management were women, up from 38% in 2010 and 25 countries have reached their gender balance targets for management.

At the most senior levels, however, the ratios are not as high. Among the top 101 executive managers, 23 (23%) were women compared with 18% in 2014. If you include employees who are statutory directors of the corporate entities whose financial information is included in the Group’s 2015 consolidated accounts in this Annual Report and Accounts, the number increases to 536 males and 146 (21%)

females. 50% (six out of 12) of the Board is female, compared with 36% in 2014.

Of our total workforce of 168,921, 114,975 (68%) were male and 53,946 (32%) were female at the end of 2015.

We will continue to work to improve these performance statistics. We are committed to creating opportunities for women and to empowering them in a way that goes beyond our own operations and into our wider stakeholder communities through our supply chain partners – particularly among smallholder farmers.

We have the clearly articulated ambition of empowering 5 million women by 2020 through our USLP, helping women and the communities in which they live and work to improve their livelihoods.

To encourage more women into management, we have partnered with INSEAD since 2013 on the INSEAD-Unilever Women Leadership Program which is delivered at our Four Acres campuses. The role of Four Acres in London and Singapore is to provide the best learning available to ensure that we develop leaders who will play an active role for Unilever and society at large.

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OUR SHAREHOLDERS

OUR STRATEGY FOR LONG-TERM VALUE CREATION COMBINES CLEAR PORTFOLIO CHOICES WITH INNOVATION, MARKET DEVELOPMENT AND OPERATIONAL EFFICIENCY.

This strategy is built on the foundation of our Purpose – to make sustainable living commonplace – brought to life through the USLP. This way, we deliver to our shareholders growth that is consistent, competitive, profitable and responsible.

However, a sustainable business requires a sustainable world and consumers are increasingly demanding that business plays its part. More of our brands are meeting that demand and delivering stronger and faster growth. Our Sustainable Living brands (detailed on page 27) accounted for half our growth in 2014 and grew at twice the rate of Unilever’s other brands.

During the year we continued to improve returns to shareholders with dividends rising 6% and our share price ending the year up 23% for our NV shares and 11% for our PLC shares.

Over the longer term our approach continues to deliver consistent results. Between 2011 and 2015 underlying sales grew 4.9% per year, which was ahead of our markets, and core operating margin grew by an average of 0.26 percentage points per year. Over the same period core earnings per share grew by 7% per year on average at current exchange rates and 10% per year at constant exchange rates. We have delivered an average free cash flow of €3.8 billion and dividends have increased an average of 8% per year over this period. More detail on our financial growth model can be found on page 34.

To improve returns we have four category strategies with distinct but complementary objectives, each fulfilling a specific role across the portfolio. Personal Care now accounts for 38% of turnover – our largest category – and is growing its core while developing its premium range through acquisition (see facing page for more details).

Home Care is improving profitability and scaling its household cleaning business while Refreshment is tasked with growing ice cream cash flows and accelerating top line growth in tea. Foods’ objective is to accelerate growth and sustain strong profitability and cash flows.

Innovation is key to driving growth and margins. Research and development is embedded in each category with a focused pipeline of innovations. We are executing larger projects and since 2013 the average project size has increased by 25%. In addition, more than 70% of our innovations are margin accretive. We have also significantly increased the application of new technologies with more than 45% of the value of our innovation portfolio based on new technologies compared with 35% in 2013.

Our brands benefit from award-winning marketing with an ever greater emphasis on digital marketing that dovetails with the growth in our e-commerce sales which are benefiting from our improving expertise in executing through online channels.

Our broader customer development programmes are targeting new channels such as drug stores for Personal Care and out-of-home for Refreshment, and our Perfect Store programme has reached almost 10 million executions across stores and categories in 2015 from 6.9 million executions in 2013.

Our growth model is enabled by a leaner, more talented and efficient organisation. Project Half for Growth has delivered around €500 million of annualised cost savings and Unilever continues to benefit from savings of more than €1 billion per year in supply chain.

EMERGING MARKETS

In 2015 emerging markets demonstrated some recovery, with our underlying sales up 7% compared with 6% in 2014. However, this is still below the 9% average since 2011 and recent years have highlighted the volatility of these markets.

However, we firmly believe these countries will deliver the best long-term growth prospects as populations and per capital consumption expand. Emerging markets now account for 58% of Unilever turnover, up from 57% in 2014.

	A key element of our success is managing through volatility and a key reason is the development of our local management expertise. Of our top 20 markets, 12 are emerging markets and in those 12 markets more than 80% of the management is local. Local understanding ensures the right decisions are taken for local customers and consumers, which helps deliver our global strategy.	58% Turnover from emerging markets Our average emerging markets growth over the period was 9%.

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DEVELOPMENTS IN 2015

In previous years Unilever identified premiumising its portfolio as a key driver of growth. In 2015 we took further decisive action to execute on that priority with the acquisition of several brands, most notably in Personal Care.

We acquired four premium skin care businesses to create a Prestige business within Personal Care with annual turnover approaching €400 million. These deals are accretive to growth, margins and earnings per share.

The largest acquisition, announced in June 2015, is Dermalogica. With a strong international footprint, it is the number one salon skin care brand globally, rooted in skin health treatments. Murad, announced in July, is the first modern ‘doctor’ brand with a mission to provide proven, efficacious products. Founded in 1989 by Howard Murad, a dermatologist, pharmacist and UCLA professor, it has a product range to address a wide variety of skin care concerns.

Earlier, in March 2015, Unilever also announced the acquisition of REN, which pioneered a distinctive high-performance skin care product range now sold in around 50 countries through speciality stores and pharmacies. In May we announced the acquisition of Kate Somerville Skincare, a niche derma-cosmetic business with a celebrity following in Hollywood, which has made inroads from the US into the fast-growing Asian beauty market.

All four are strong, differentiated brands in a large and growing market for prestige skin care products, which remains highly fragmented. The brands will be run as part of the Prestige business within Personal Care, to preserve the unique prestige expertise, with dedicated marketing and customer development. However, the brands will be able to leverage our consumer insight and research and development resources.

The acquisition of the Prestige skin care brands is a good example of how Unilever uses merger and acquisition activity to help reshape our portfolios towards more attractive segments where we can most effectively apply our global scale and local strengths. We remain alert to opportunities that will progress our strategic priorities while always observing robust financial disciplines in assessing these options. Elsewhere, we acquired Grom to strengthen our ice cream portfolio in our Refreshment category. Grom enjoys a strong position in the premium gelato market and has 60 stores in Italy and around the world. It also shares Unilever’s commitment to sustainable sourcing of raw materials. In Foods, we created Baking, Cooking and Spreads to increase agility and accelerate growth in Europe and North America.

In line with our focus on Personal Care, Unilever was reclassified from Foods to Personal Products by the Global Industry Classification Standard (GICS) panel. This followed similar reclassifications in 2014 applying to the FTSE and Stoxx indices.

During 2015 we continued our bond issuance programme to raise competitively priced debt capital through both the European and US capital markets. In January 2015 we announced the pricing of a €750 million bond at 0.5% due February 2022. In May we issued €1.25 billion in two tranches due June 2018 and June 2023, while in July we priced a dual tranche US$1 billion bond split equally between a 2.1% fixed rate note due July 2020 and a 3.1% note due July 2025.

We also took the opportunity in 2015 to increase our equity stake in Unilever Nigeria from 50.0% to 58.5%.

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OUR SHAREHOLDERS

CONTINUED

OUR FINANCIAL GROWTH MODEL

We continued to deliver shareholder value in 2015 helped by an improvement in our markets and by applying all levers of value creation.

VALUE DRIVERS

UNDERLYING SALES GROWTH

Underlying sales grew 4.1% driven by a 2.1% increase in underlying volume and a 1.9% rise in price. This was ahead of our markets which grew at around 3%. An improvement in emerging markets offset continued weakness in Europe which continued to suffer price deflation.

CORE OPERATING MARGIN

Our core operating margin increased 0.3 percentage points, largely driven by improvements in efficiency which saw cost savings of more than €1 billion in supply chain in 2015. Brand and marketing investment has increased by more than €800 million.

CAPITAL EFFICIENCY

Working capital and fixed asset efficiency both improved further during the year. Working capital as a percentage of sales is negative which means that growth in the business is intrinsically cash generative. The ratio of fixed assets to sales reduced compared with the previous year as the business grew.

FINANCIAL RETURNS

EARNINGS PER SHARE

As a result of our operations our core earnings per share rose to €1.82, an increase of 14%. This result reflected a currency translation effect of 3%. At constant exchange rates EPS grew 11%.

FREE CASH FLOW

Free cash flow was €4.8 billion compared with €3.1 billion in 2014. Our cash performance was underpinned by our continued focus on capital discipline. Our net capital expenditure of €2.1 billion, or 3.9% of turnover, reflects the investment in capacity to support our growing business and was consistent with 2014.

RETURN ON INVESTED CAPITAL

Return on invested capital increased as a result of improved core operating margin and greater capital efficiency. This was despite an increase in goodwill as a result of acquisitions and currency movements.

SHAREHOLDER RETURNS

DIVIDENDS

In April Unilever announced an increase in the quarterly dividend to €0.3020 giving a total payout during 2015 of €1.19 per share. Dividends increased by 6% in 2015 and have increased by an average of 8% per year in the last five years.

SHARE PRICE

Our NV share price closed 23% higher than the prior year while PLC shares closed 11% higher. Over the period 2011-2015 our NV share price has grown 70% while our PLC share price has grown 48%. Total shareholder return, which includes both share price and dividend increases, was 16% in 2015 and 108% over the last five years.

TOTAL DIVIDENDS PER SHARE	SHARES 2011-2015

34 Strategic Report	Unilever Annual Report and Accounts 2015

FINANCIAL REVIEW 2015

FINANCIAL OVERVIEW 2015

CONSOLIDATED INCOME STATEMENT

Turnover grew by 10% to €53.3 billion helped by a positive currency impact of 5.9% (2014: negative 4.6%) with a strong boost in the first half of the year due to a weaker euro. Underlying sales growth was 4.1% (2014: 2.9%) balanced between volume growth of 2.1% (2014: 1.0%) and pricing of 1.9% (2014: 1.9%). Acquisitions and disposals had a negative impact of 0.1% (2014: negative 0.9%). Emerging markets contributed 58% of total turnover (2014: 57%) with underlying sales growth of 7.1% (2014: 5.7%) of which 2.7% was volume growth. Currency devaluation continued to push up the cost of living for consumers in many of the emerging markets. Our performance in developed markets was flat with good volume growth in Europe being offset by price deflation.

Core operating margin was up 0.3 percentage points to 14.8%. Gross margin was up 0.8 percentage points to 42.2% driven by margin-accretive innovation, pricing and continued delivery from our savings programmes, which more than offset currency-related cost increases and higher costs on brand and marketing investment. Commodity costs increased by about 4%. While the price of many commodities, such as oil, in US dollars fell during 2015, commodity costs in local currencies increased as devaluing currencies imported inflation into local raw material production. Overheads increased by 0.3 percentage points reflecting an adverse currency translation impact and favourable one-off items in the prior year, such as property sales in India.

Operating profit was down 6% at €7.5 billion compared with €8.0 billion in 2014. This includes a charge of €350 million for non-core items (2014: credit of €960 million including a €1,392 million gain from business disposals).

Highlights for the year ended 31 December

	2015	2014	%
			change

Turnover (€ million)	53,272	48,436	10
Operating profit (€ million)	7,515	7,980	(6)
Core operating profit (€ million)*	7,865	7,020	12
Profit before tax (€ million)	7,220	7,646	(6)
Net profit (€ million)	5,259	5,515	(5)
Diluted earnings per share (€)	1.72	1.79	(4)
Core earnings per share (€)*	1.82	1.61	14

The net cost of financing borrowings was €372 million compared with €383 million in 2014. The average interest rate on net debt improved to 3.0% (2014: 3.5%) largely as a result of higher returns on investments. Pensions financing was a charge of €121 million compared with €94 million in 2014.

The effective tax rate was 27.6% versus 28.2% in 2014 which included €0.8 billion tax relating to business disposals.

Net profit from joint ventures and associates together with other income from non-current investments was €198 million compared with €143 million in 2014. This reflects increased profit on disposal of associates and higher income from joint ventures. At €1.72, diluted EPS was down 4% as the prior year included the profit on business disposals. Core EPS increased by 14% to €1.82, including a favourable currency impact of 3%.

The independent auditors’ reports issued by KPMG Accountants N.V. and KPMG LLP, on the consolidated results of the Group, as set out in the financial statements, were unqualified and contained no exceptions or emphasis of matter. For more details see pages 85 to 89 of the Governance and Financial Report.

The consolidated financial statements have been prepared in accordance with IFRS. The critical accounting policies and those that are most significant in connection with our financial reporting are set out in note 1 on pages 94 and 95 of the Governance and Financial Report and are consistent with those applied in 2014.

*	Certain measures used in our reporting are not defined under IFRS. For further information about these measures, please refer to the commentary on non-GAAP measures on pages 38 and 39.

Unilever Annual Report and Accounts 2015	Strategic Report 35

FINANCIAL REVIEW 2015

CONTINUED

PERSONAL CARE
	2015	2014	%
			Change
Turnover (€ million)	20,074	17,739	13.2
Operating profit (€ million)	3,637	3,259	11.6
Core operating profit (€ million)	3,788	3,325	13.9

Core operating margin (%)	18.9	18.7	0.2

Underlying sales growth (%)	4.1	3.5
Underlying volume growth (%)	2.3	1.2
Effect of price changes (%)	1.8	2.3

KEY DEVELOPMENTS

•	Turnover growth was 13.2% of which 7.6% was currency impact. Underlying sales growth, while still below historical rates, improved to 4.1% compared with 3.5% in 2014. Growth benefited from innovations that boosted the core of our business including the launch of dry spray deodorants in North America, the launch of Lux Luminique in Japan and the roll-out of Dove Advanced Hair Series. 2015 also marked our entry into the prestige skin care business with the acquisitions of Dermalogica, Murad, Kate Somerville and REN.
•	Core operating profit was €463 million higher than the prior year and this includes a €196 million favourable impact from exchange rate movement. Acquisitions and disposal activities contributed €105 million while underlying sales growth and margin improvement added €137 million and €25 million respectively. Operating margin improvement is principally driven by margin-accretive innovation. Gross margin was up 0.5 percentage points and brand and marketing investment was up 13%.

HOME CARE
	2015	2014	%
			Change
Turnover (€ million)	10,159	9,164	10.9
Operating profit (€ million)	740	576	28.5
Core operating profit (€ million)	775	579	33.9

Core operating margin (%)	7.6	6.3	1.3

Underlying sales growth (%)	5.9	5.8
Underlying volume growth (%)	4.0	2.4
Effect of price changes (%)	1.9	3.4

KEY DEVELOPMENTS

•	Home Care turnover grew by 10.9% including a 4.5% favourable currency impact. Underlying sales growth was 5.9%, heavily geared toward volume growth which contributed 4.0%. The category delivered broad-based growth including the roll-out of new Omo with enhanced formulation and improved cleaning technology, the success of fabric conditioners helped by the launch of Comfort Intense, and the introduction of Cif to new markets.
•	Core operating profit increased by €196 million including a €22 million increase from exchange rate movement. Underlying sales growth contributed €41 million while improved margin added €133 million. Gross margin was up 2.7 percentage points as a result of improved mix, cost savings and simplification programmes. Brand and marketing investment was up 19%.

FOODS
	2015	2014	%
			Change
Turnover (€ million)	12,919	12,361	4.5
Operating profit (€ million)	2,298	3,607	(36.3)
Core operating profit (€ million)	2,354	2,305	2.1

Core operating margin (%)	18.2	18.6	(0.4)

Underlying sales growth (%)	1.5	(0.6)
Underlying volume growth (%)	0.8	(1.1)
Effect of price changes (%)	0.8	0.6

KEY DEVELOPMENTS

•	Turnover growth was 4.5% which included a 5.6% positive currency impact and 2.5% negative impact from acquisitions and disposal activities. Underlying sales growth improved to 1.5% (from negative 0.6% in 2014) with both price and volume contributing 0.8%. Savoury showed good volume-driven growth led by cooking products in emerging markets and by innovations around naturalness and health. In dressings, Hellmann’s demonstrated good growth, with 7% underlying sales growth despite increased competition from new market entrants. Spreads gained market share but turnover declined 5%, reflecting market competition in developed markets.
•	Core operating profit was up by €49 million despite a profit reduction of €82 million relating to acquisitions and disposal activities. Underlying sales growth added €35 million and the impact of exchange rate was a favourable €151 million. In addition, higher supply chain costs led to decline in margins and this reduced profit by €55 million. Brand and marketing investment was up 5%.

REFRESHMENT
	2015	2014	%
			Change
Turnover (€ million)	10,120	9,172	10.3
Operating profit (€ million)	840	538	56.1
Core operating profit (€ million)	948	811	16.9

Core operating margin (%)	9.4	8.8	0.6

Underlying sales growth (%)	5.4	3.8
Underlying volume growth (%)	1.5	2.0
Effect of price changes (%)	3.9	1.8

KEY DEVELOPMENTS

•	Refreshment turnover grew by 10.3% including 4.1% favourable currency impact. In ice cream both Magnum and Ben & Jerry’s delivered double-digit growth contributing to the 5.4% underlying sales growth. We continue to build our presence in the premium gelato business with the recently acquired Talenti and Grom. In tea more T2 stores have opened during the year and Lipton and PG Tips have been extended further into fruit, herbal and speciality teas where we are still under-represented.
•	Core operating profit was €137 million higher compared with prior year due to exchange rate movements which added €31 million, underlying sales growth which contributed €47 million, operating margin improvement of €53 million and a €6 million increase from acquisitions and disposal activities. Gross margin was up 0.3 percentage points driven by mix and savings in ice cream. Brand and marketing investment was up 8%.

36 Strategic Report	Unilever Annual Report and Accounts 2015

CASH FLOW
Free cash flow for the year was particularly strong at €4.8 billion compared with €3.1 billion in 2014. Cash flow from operating activities was €9.4 billion compared with €7.9 billion in 2014. The variance is a result of strong cash flow generated from operating activities which included €0.7 billion from efficient working capital management. The prior year was also negatively impacted by €0.8 billion tax arising on business disposals. Net capital expenditure remains flat in absolute terms at €2.1 billion, 3.9% of turnover, reflecting continued investment in capacity to support growth.

	€ million	€ million
	2015	2014
Operating profit	7,515	7,980
Depreciation, amortisation and impairment	1,370	1,432
Changes in working capital	720	8
Pensions and similar obligations less payments	(385)	(364)
Provisions less payments	(94)	32
Elimination of (profits)/losses on disposals	26	(1,460)
Non-cash charge for share-based compensation	150	188
Other adjustments	49	38
Cash flow from operating activities	9,351	7,854
Income tax paid	(2,021)	(2,311)
Net capital expenditure	(2,074)	(2,045)
Net interest and preference dividends paid	(460)	(398)
Free cash flow	4,796	3,100
Net cash flow (used in)/from investing activities	(3,539)	(341)
Net cash flow (used in)/from financing activities	(3,032)	(5,190)

The net outflow from investing activities was €3.2 billion higher than in the prior year. This is a combination of current year expenditure of €1.9 billion on business acquisitions (2014: €0.3 billion) and €0.2 billion inflow received from business disposals versus €1.7 billion cash inflow in the prior year.

Net cash outflow from financing activities was €2.2 billion lower than in the prior year. The variance was principally due to higher borrowings in 2015 to finance acquisitions. Prior year also included €0.9 billion spent on the purchase of Leverhulme estate shares.

BALANCE SHEET

In the year to 31 December 2015, Unilever’s combined market capitalisation increased from €93.9 billion to €113.4 billion.

Goodwill and intangible assets increased by €2.9 billion mainly due to business acquisitions and currency movements. All material goodwill and indefinite-life intangible assets have been tested for impairment with no charge recognised during the year. The increase in other non-current assets of €1.0 billion was driven by capital expenditure, currency movements and an increase in pension asset values due to changes in discount and inflation rates.

	€ million	€ million
	2015	2014
Goodwill and intangible assets	25,059	22,174
Other non-current assets	14,553	13,506
Current assets	12,686	12,347

Total assets	52,298	48,027
Current liabilities	20,019	19,642
Non-current liabilities	16,197	14,122

Total liabilities	36,216	33,764

Shareholders’ equity	15,439	13,651
Non-controlling interest	643	612

Total equity	16,082	14,263

Total liabilities and equity	52,298	48,027

Current assets were up by €0.3 billion primarily due to an improved cash balance and an increase in the inventories balance at the end of the year. Cash and cash equivalents on the balance sheet was €2.3 billion compared with €2.2 billion at the end of 2014. Closing net debt was €11.5 billion which is €1.6 billion higher than in the prior year. The increase reflects additional borrowings to finance acquisitions and an adverse currency impact from the US dollar denominated debt.

Current liabilities were €20.0 billion compared with €19.6 billion in 2014. The increase is due to an increase in trade payables and other current liabilities as a result of business growth and improved payment terms.

Non-current liabilities were €16.2 billion, up €2.1 billion in 2015. This includes a €2.7 billion increase in non-current financial liabilities from additional borrowings and currency impact. Pension liability declined by €0.7 billion. On 27 January 2015 we issued €750 million 0.5% fixed rate notes due February 2022. On 28 May 2015 we issued €750 million floating rate notes due in June 2018 and €500 million 1.0% fixed rate notes due in June 2023. On 29 July 2015 we issued US$500 million 2.1% fixed rate notes due on 30 July 2020 and US$500 million 3.1% fixed rate notes due on 30 July 2025.

The table below shows that pension liability net of assets was reduced to €2.3 billion at the end of December 2015 versus
€3.6 billion as at 31 December 2014. The decrease primarily reflects the impact of higher discount rates, investment returns and the cash contributions we have made. Cash expenditure on pensions was €0.7 billion, the same as in the prior year.

€ million
2015
1 January	(3,571)
Current service cost	(271)
Employee contributions	17
Actual return on plan assets (excluding interest)	(254)
Net interest cost	(121)
Actuarial gain	1,167
Employer contributions	513
Currency retranslation	(129)
Other movements(a)	329
31 December	(2,320)

(a)	Other movements relate to special termination benefits, past service costs including losses/(gains) on curtailment, settlements and reclassification of benefits. For more detail see Governance and Financial Report note 4B on page 102.

Unilever Annual Report and Accounts 2015	Strategic Report 37

FINANCIAL REVIEW 2015

CONTINUED

FINANCE AND LIQUIDITY

We concentrate cash in the parent and central finance companies for maximum flexibility. These companies provide loans to our subsidiaries that are also funded through retained earnings and third party borrowings. We maintain access to global debt markets through an infrastructure of short and long-term debt programmes. We make use of plain vanilla derivatives, such as interest rate swaps and foreign exchange contracts, to help mitigate risks. More detail is provided on pages 120 to 125 of our Governance and Financial Report.

Approximately €1.8 billion (or 79%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries this is done through dividends free of tax. In a few countries we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The amount of cash held in these countries was €284 million (2014: €452 million, 2013: €243 million). The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

We closely monitor all our exposures and counter-party limits. Unilever has committed credit facilities in place for general corporate purposes. The undrawn bilateral committed credit facilities in place on 31 December 2015 were US$6,550 million.

CONTRACTUAL OBLIGATIONS AT 31 DECEMBER 2015

€ million	Total	Due within 1 year	Due in 1-3 years	Due in 3-5 years	Due in over 5 years
Total contractual obligations(a)	21,041	6,037	4,567	3,798	6,639

(a)	Included within total contractual obligations are long-term debt, interest on financial liabilities, operating lease obligations, purchase obligations for raw and packing materials and finished goods, finance leases and other long-term obligations (not including pensions).

Further details are set out in the Governance and Financial Report in the following notes to the consolidated financial statements: note 10 on pages 111 and 112, note 15C on page 119, and note 20 on pages 130 and 131. Unilever is satisfied that its financing arrangements are adequate to meet its working capital needs for the foreseeable future. In relation to the facilities available to the Group, borrowing requirements do not fluctuate materially during the year and are not seasonal.

AUDIT FEES

Included within operating profit is €15 million (2014: €14 million) paid to the external auditor, of which €14 million (2014: €14 million) related to statutory audit services.

NON-GAAP MEASURES

Certain discussions and analyses set out in this Annual Report and Accounts include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Non-GAAP financial measures as reported by us may not be comparable with similarly titled amounts reported by other companies.

In the following sections we set out our definitions of the following non-GAAP measures and provide reconciliations to relevant GAAP measures:

•	underlying sales growth;
•	underlying volume growth;
•	core operating profit and core operating margin;
•	core earnings per share (core EPS);
•	free cash flow; and
•	net debt.

UNDERLYING SALES GROWTH (USG)

Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals and changes in currency. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself.

The reconciliation of USG to changes in the GAAP measure turnover is as follows:

TOTAL GROUP	2015	2014
	vs 2014	vs 2013
Underlying sales growth (%)	4.1	2.9
Effect of acquisitions (%)	0.7	0.4
Effect of disposals (%)	(0.8)	(1.3)
Effect of exchange rates (%)	5.9	(4.6)
Turnover growth (%)(a)	10.0	(2.7)

PERSONAL CARE	2015	2014
	vs 2014	vs 2013
Underlying sales growth (%)	4.1	3.5
Effect of acquisitions (%)	1.0	–
Effect of disposals (%)	–	(0.1)
Effect of exchange rates (%)	7.6	(5.0)
Turnover growth (%)(a)	13.2	(1.8)

FOODS	2015	2014
	vs 2014	vs 2013
Underlying sales growth (%)	1.5	(0.6)
Effect of acquisitions (%)	–	–
Effect of disposals (%)	(2.5)	(3.6)
Effect of exchange rates (%)	5.6	(3.9)
Turnover growth (%)(a)	4.5	(7.9)

HOME CARE	2015	2014
	vs 2014	vs 2013
Underlying sales growth (%)	5.9	5.8
Effect of acquisitions (%)	0.2	1.8
Effect of disposals (%)	(0.1)	–
Effect of exchange rates (%)	4.5	(4.8)
Turnover growth (%)(a)	10.9	2.4

38 Strategic Report	Unilever Annual Report and Accounts 2015

REFRESHMENT	2015	2014
	vs 2014	vs 2013
Underlying sales growth (%)	5.4	3.8
Effect of acquisitions (%)	1.3	0.4
Effect of disposals (%)	(0.7)	(1.6)
Effect of exchange rates (%)	4.1	(4.6)
Turnover growth (%)(a)	10.3	(2.1)

(a)	Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

UNDERLYING VOLUME GROWTH (UVG)

Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact to USG due to changes in prices.

The relationship between the two measures is set out below:

	2015	2014
	vs 2014	vs 2013
Underlying volume growth (%)	2.1	1.0
Effect of price changes (%)	1.9	1.9
Underlying sales growth (%)	4.1	2.9

CORE OPERATING PROFIT AND CORE OPERATING MARGIN

Core operating profit and core operating margin mean operating profit and operating margin, respectively, before the impact of business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items, due to their nature and frequency of occurrence.

The reconciliation of core operating profit to operating profit is as follows:

	€ million	€ million
	2015	2014
Operating profit	7,515	7,980
Acquisition and disposal related cost	105	97
(Gain)/loss on disposal of group companies	9	(1,392)
Impairments and other one-off items	236	335
Core operating profit	7,865	7,020
Turnover	53,272	48,436
Operating margin	14.1%	16.5%
Core operating margin	14.8%	14.5%

Further details of non-core items can be found in note 3 on page 98 of the Governance and Financial Report.

CORE EARNINGS PER SHARE

The Group also refers to core earnings per share (core EPS). In calculating core earnings, net profit attributable to shareholders’ equity is adjusted to eliminate the post tax impact of non-core items. Refer to note 7 on page 108 of the Governance and Financial Report for reconciliation of core earnings to net profit attributable to shareholders’ equity.

FREE CASH FLOW (FCF)

Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditures and net interest payments and preference dividends paid. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.

The reconciliation of FCF to net profit is as follows:

	€ million	€ million
	2015	2014
Net profit	5,259	5,515
Taxation	1,961	2,131
Share of net profit of joint ventures/associates and other income from non-current investments	(198)	(143)
Net finance costs	493	477
Depreciation, amortisation and impairment	1,370	1,432
Changes in working capital	720	8
Pensions and similar obligations less payments	(385)	(364)
Provisions less payments	(94)	32
Elimination of (profits)/losses on disposals	26	(1,460)
Non-cash charge for share-based compensation	150	188
Other adjustments	49	38

Cash flow from operating activities	9,351	7,854

Income tax paid	(2,021)	(2,311)
Net capital expenditure	(2,074)	(2,045)
Net interest and preference dividends paid	(460)	(398)
Free cash flow	4,796	3,100

Net cash flow (used in)/from investing activities	(3,539)	(341)
Net cash flow (used in)/from financing activities	(3,032)	(5,190)

NET DEBT

Net debt is defined as the excess of total financial liabilities, excluding trade and other payables, over cash, cash equivalents and current financial assets, excluding trade and other receivables. It is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere.

The reconciliation of net debt to the GAAP measure total financial liabilities is as follows:

	€ million	€ million
	2015	2014
Total financial liabilities	(14,643)	(12,722)
Current financial liabilities	(4,789)	(5,536)
Non-current financial liabilities	(9,854)	(7,186)

Cash and cash equivalents as per balance sheet	2,302	2,151

Cash and cash equivalents as per cash flow statement	2,128	1,910
Add bank overdrafts deducted therein	174	241

Other current financial assets	836	671
Net debt	(11,505)	(9,900)

Unilever Annual Report and Accounts 2015	Strategic Report 39

OUR PRINCIPAL RISKS

Our business is subject to risks and uncertainties. On the following pages we have identified risks that we regard as the most relevant to our business. These are the risks that we see as material to Unilever’s business and performance at this time. There may be other risks that could emerge in the future. Further details of risks and mitigating factors can be found on pages 53 to 57.

pages 53 to 57 of the Governance and Financial Report

PRINCIPAL RISK	DESCRIPTION OF RISK
BRAND PREFERENCE
As a branded goods business, Unilever’s success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive.

Consumer tastes, preferences and behaviours are constantly changing and Unilever’s ability to anticipate and respond to these changes and to continue to differentiate our brands and products is vital to our business.

We are dependent on creating innovative products that continue to meet the needs of our consumers. If we are unable to innovate effectively, Unilever’s sales or margins could be materially adversely affected.

PORTFOLIO MANAGEMENT
Unilever’s strategic investment choices will affect the long-term growth and profits of our business.

Unilever’s growth and profitability are determined by our portfolio of categories, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions then opportunities for growth and improved margin could be missed.

SUSTAINABILITY
The success of our business depends on finding sustainable solutions to support long-term growth.

Unilever’s vision to accelerate growth in the business while reducing our environmental footprint and increasing our positive social impact will require more sustainable ways of doing business. This means reducing our environmental footprint while increasing the positive social benefits of Unilever’s activities. We are dependent on the efforts of partners and various certification bodies to achieve our sustainability goals. There can be no assurance that sustainable business solutions will be developed and failure to do so could limit Unilever’s growth and profit potential and damage our corporate reputation.

CUSTOMER RELATIONSHIPS
Successful customer relationships are vital to our business and continued growth.

Maintaining strong relationships with our existing customers and building relationships with new customers who serve changing shopper habits are necessary to ensure our brands are well presented to our consumers and available for purchase at all times.

The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact the terms of business with the affected customers and reduce the availability of our products to consumers.

TALENT & ORGANISATION
A skilled workforce and agile organisation are essential for the continued success of our business.

Our ability to attract, develop, organise and retain the right number of appropriately qualified people is critical if we are to compete and grow effectively.

This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results.

SUPPLY CHAIN
Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers.

Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents or bankruptcy of a key supplier which could impact our ability to deliver orders to our customers.

The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing.

SAFE AND HIGH
QUALITY PRODUCTS
The quality and safety of our products are of paramount importance for our brands and our reputation.	The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error, equipment failure or other factors cannot be excluded.
SYSTEMS AND INFORMATION
Unilever’s operations are increasingly dependent on IT systems and the management of information.

Increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession.

Disruption of our IT systems could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results.

There is also a threat from unauthorised access and misuse of sensitive information. Unilever’s information systems could be subject to unauthorised access or the mistaken disclosure of information which disrupts Unilever’s business and/or leads to loss of assets.

40 Strategic Report	Unilever Annual Report and Accounts 2015

PRINCIPAL RISK	DESCRIPTION OF RISK

BUSINESS
TRANSFORMATION
Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities.

Unilever is continually engaged in major change projects, including acquisitions and disposals and outsourcing, to drive continuous improvement in our business and to strengthen our portfolio and capabilities.

Failure to execute such transactions or change projects successfully, or performance issues with third party outsourced providers on which we are dependent, could result in under-delivery of the expected benefits. Furthermore, disruption may be caused in other parts of the business.

EXTERNAL ECONOMIC AND
POLITICAL RISKS AND
NATURAL DISASTERS
Unilever operates around the globe and is exposed to a range of external economic and political risks and natural disasters that may affect the execution of our strategy or the running of our operations.

Adverse economic conditions may result in reduced consumer demand for our products, and may affect one or more countries within a region, or may extend globally.

Government actions such as fiscal stimulus and price controls can impact on the growth and profitability of our local operations.

Social and political upheavals and natural disasters can disrupt sales and operations.

In 2015, more than half of Unilever’s turnover came from emerging markets including Brazil, India, Indonesia, Turkey, South Africa, China, Mexico and Russia. These markets offer greater growth opportunities but also expose Unilever to related economic, political and social volatility.

TREASURY AND PENSIONS
Unilever is exposed to a variety of external financial risks in relation to Treasury and Pensions.

The relative values of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries.

We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company.

Currency rates, along with demand cycles, can also result in significant swings in the prices of the raw materials needed to produce our goods.

Unilever may face liquidity risk, ie difficulty in meeting its obligations, associated with its financial liabilities. A material and sustained shortfall in our cash flow could undermine Unilever’s credit rating, impair investor confidence and also restrict Unilever’s ability to raise funds.

We are exposed to market interest rate fluctuations on our floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating rate debt and increase the cost of future borrowings.

In times of financial market volatility, we are also potentially exposed to counter-party risks with banks, suppliers and customers.

Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.

ETHICAL
Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands.

Unilever’s brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally. Despite the commitment of Unilever to ethical business and the steps we take to adhere to this commitment, there remains a risk that activities or events cause us to fall short of our desired standard, resulting in damage to Unilever’s corporate reputation and business results.

LEGAL AND REGULATORY
Compliance with laws and regulations is an essential part of Unilever’s business operations.

Unilever is subject to national and regional laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes.

Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation.

Changes to laws and regulations could have a material impact on the cost of doing business. Tax, in particular, is a complex area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention with the OECD’s Base Erosion & Profit Shifting project and the EU’s action plan for fair and efficient corporation taxation.

Unilever Annual Report and Accounts 2015	Strategic Report 41

SUMMARY REMUNERATION REPORT

CHAIRMAN’S LETTER

DEAR SHAREHOLDERS,

As the new Compensation Committee Chair, I am pleased to present Unilever’s 2015 Directors’ Remuneration Report. I outline below our performance and the decisions we have made on remuneration, all of which have been made in the context of the Committee’s long-held remuneration principles, as set out on page 68 of the Governance and Financial Report.

BUSINESS PERFORMANCE AND REMUNERATION OUTCOMES FOR 2015

ANNUAL BONUS – ANOTHER YEAR OF CONSISTENT PERFORMANCE DELIVERY

Despite a continuing tougher external environment, 2015 saw a good delivery of our targets for financial performance, operational excellence and sustainable development. Unilever’s efforts to deliver sharper category strategies, greater focus on the core and the sustained investments we are making behind our innovations have improved growth. Despite the increasingly volatile environment, we achieved underlying sales growth of 4.1% with a step-up in volume growth and have continued to grow ahead of our markets. By challenging our costs and taking out any non-value-added activity that is not helping to build the business, we delivered core operating margin improvement of 0.3 percentage points.

In 2015 the Committee decided to focus on the importance of cash generation in view of lower global growth rates by replacing underlying volume growth with growth in free cash flow (FCF). For the purpose of the annual bonus calculations, we adjusted FCF delivery from €4.8 billion for one-offs to €4.3 billion (up €0.4 billion from last year). On a formulaic basis the outcome of Unilever’s 2015 performance was 118% of target. Adjusting for quality of results and relative performance, the Committee agreed an above-par 2015 annual bonus outcome of 110% of target. The Committee believes this represents a fair assessment of Unilever’s overall performance over 2015. Personal performance of the Executive Directors has been recognised by the Committee through the remuneration outcomes for 2015 with a bonus of 185% of salary (92% of maximum) for the CEO, Paul Polman, and a bonus of 110% of salary (73% of maximum) for the former CFO, Jean-Marc Huët.

GLOBAL SHARE INCENTIVE PLAN (GSIP) AND MANAGEMENT CO-INVESTMENT PLAN (MCIP) – SUSTAINED PERFORMANCE DELIVERY

Over the past three years, Unilever has delivered consistent financial performance. Underlying sales growth during this period was 3.8% per annum and core operating margin improvement over the period was an average of 0.37 percentage points per year, demonstrating management’s drive for consistent top and bottom line growth. Unilever also generated strong operating cash in the period, with cumulative operating cash flow of €16.6 billion. Total shareholder return (TSR) over this three-year period was below the performance of many of our peers and, as such, no part of the GSIP and MCIP awards related to TSR will vest. On the basis of this performance, the Committee determined that the GSIP and MCIP awards to the end of 2015 will vest at 98% of initial award levels (ie 49% of maximum for GSIP and 65% of maximum for MCIP (which is capped at 150% for the Executive Directors)).

EXECUTIVE DIRECTOR CHANGES

Jean-Marc Huët stepped down from the role of CFO and Executive Director on 1 October 2015. Graeme Pitkethly became CFO on that same date and he will be proposed for election to the Boards at the AGMs in April 2016. In line with our shareholder-approved Remuneration Policy, Jean-Marc Huët was treated as a ‘good leaver’ for 2013-2015 GSIP and MCIP awards with performance conditions to be measured at the normal vesting date and awards being pro-rated for length of service. Full details of the payment relating to Jean-Marc Huët’s cessation of employment are set out on page 78. Graeme Pitkethly’s remuneration for his role as Executive Director with effect from the 2016 AGMs is structured wholly in line with our Remuneration Policy and details are set out on page 69.

REMUNERATION FOR 2016

In accordance with our Remuneration Policy, the base salary of Executive Directors is reviewed every year. The Committee undertook this review in November 2015. Based on his firmly established and sustained track record of good performance, the Committee believes further increases to the CEO’s salary would be justified. However, it agreed to Paul Polman’s request to not increase his base salary in light of his view that the CEO should be rewarded through performance-based pay rather than a salary increase. Annual bonus opportunity and GSIP and MCIP award levels will remain unchanged. The fees for the current Chairman and Non-Executive Directors will also be unchanged for 2016.

STRATEGIC LINKAGE OF REWARD TO BUSINESS PERFORMANCE

In preparation for the 2016 annual bonus and long-term incentive plan awards, the Committee has undertaken a review of the performance measures and targets that will determine vesting of these awards. Unilever’s success is driven by continued focus on delivering consistent and competitive growth in a sustainable and profitable manner. Accordingly, underlying sales growth and core operating margin improvement are key measures in our annual bonus plan and long-term executive incentive plans. Cash flow generation remains central to the success of the business in terms of both returns to shareholders and investment for future growth and therefore remains a performance measure in both our annual bonus plan (free cash flow) and long-term incentive plans (operating cash flow). The Committee therefore concluded that the performance measures for our 2016 annual bonus plan and for the 2016-2018 performance cycle of our long-term executive incentive plans should remain unchanged. For reasons of commercial sensitivity the target ranges for our performance measures will be disclosed together with the outcomes of incentive plans at the end of the respective performance periods.

REMUNERATION FRAMEWORK

Having considered various alternatives, the Committee decided not to make material changes to Unilever’s remuneration framework or Remuneration Policy for 2016. The current remuneration framework has served Unilever well and this view is endorsed generally by the majority of our largest shareholders whom Michael Treschow and I met in September 2015. Nonetheless, in advance of the renewal of Unilever’s Remuneration Policy and the GSIP in 2017, we are continuing the process with a further full review of our remuneration framework in 2016.

This will ensure that future remuneration arrangements are fully aligned with our long-term strategy to deliver value to shareholders and that performance measures for incentive plans are transparent and fully aligned with our business plans. The Committee’s views on this will be developed over the coming months and I look forward to consulting our shareholders and receiving feedback in shaping our proposals to extend, modify or replace our Remuneration Policy at the 2017 AGMs.

Ann Fudge

Chair of the Compensation Committee

42 Strategic Report	Unilever Annual Report and Accounts 2015

The following sets out how Unilever’s Remuneration Policy, to be found at www.unilever.com/ara2015/downloads, was implemented in 2015. Further details of remuneration can be found on pages 66 to 83 of the Governance and Financial Report.

SINGLE FIGURE OF REMUNERATION IN 2015 FOR EXECUTIVE DIRECTORS (AUDITED)

The table below shows a single figure of remuneration for each of our Executive Directors, for the years 2014 and 2015.

	Base salary and fixed allowance are set in sterling and remain unchanged from 2014 through 2015, please read the notes below	Paul Polman CEO (UK) (€’000)		Jean-Marc Huët CFO (UK) (€’000)
	the table for more information	2015	2014	2015(a)	2014
	(A) Base salary (b)	1,392	1,251	738	885
	(B) Fixed allowances and other benefits (c)	901	787	273	377
	(C) Annual bonus	2,573	1,652	812	778
Long-term incentives	(D) MCIP matching shares – (required by UK law)	1,972	1,803	382	370
	(E) GSIP performance shares – (required by UK law)	3,404	3,923	1,820	3,022
	Long-term incentives (sub-total)	5,376	5,726	2,202	3,392
	(F) Conditional supplemental pension (d)	161	145	n/a	n/a

	Total remuneration paid – (required by UK law) (A+B+C+D+E+F)	10,403	9,561	4,025	5,432

	(G) Share awards (required by Dutch law) (e)	3,274	4,206	573	2,249

	Total remuneration paid – (required by Dutch law) (A+B+C+F+G)	8,301	8,041	2,396	4,289

Where relevant, amounts for 2015 have been translated into euros using the average exchange rate over 2015 (€1 = £0.7254). Amounts for 2014 have been translated into euros using the average exchange rate over 2014 (€1 = £0.8071), excluding amounts in respect of MCIP and GSIP which have been translated into euros using the exchange rate at vesting date of 17 February 2015 (€1 = £0.7383).

(a)	The 2015 figures relate to amounts paid or payable to Jean-Marc Huët for his services between 1 January 2015 and 1 October 2015, the date that Jean-Marc Huët ceased to be CFO and an Executive Director of Unilever. Details regarding his leaving arrangements can be found on page 78 of the Governance and Financial Report.
(b)	Salary set in sterling and paid in 2015: CEO – £1,010,000 and CFO – £535,500.
(c)	Includes the fixed allowance, medical insurance cover and actual tax return preparation costs, provision of death-in-service benefits and administration, and payment to protect against differences between employee social security obligations in country of residence versus UK (not applicable to Jean-Marc Huët).
(d)	Conditional supplemental pension provision agreed with Paul Polman on hiring, which is conditional on his remaining in employment with Unilever to age 60 and subsequently retiring from active service or his death or total disability prior to retirement. This was £117,123, based on 12% of a capped salary of £976,028 for 2015.
(e)	As per the Dutch requirements, these costs are non-cash costs and relate to the expenses recognised for the period following IFRS 2. This is based on share prices on grant dates, a 98% adjustment factor for GSIP shares and MCIP matching shares awarded in 2015, 2014 and 2013.

SINGLE FIGURE OF REMUNERATION IN 2015 FOR NON-EXECUTIVE DIRECTORS (AUDITED)

The table below shows a single figure of remuneration for each of our Non-Executive Directors, for the years 2014 and 2015.

	2015			2014
			Total			Total
	Fees(a)	Benefits(b)	remuneration	Fees(a)	Benefits(b)	remuneration
Non-Executive Director	€’000	€’000	€’000	€’000	€’000	€’000
Michael Treschow(c)	732	2	734	654	3	657
Nils Andersen	75	4	79	n/a	n/a	n/a
Laura Cha	122	–	122	101	–	101
Vittorio Colao	57	–	57	n/a	n/a	n/a
Louise Fresco(d)	126	–	126	113	–	113
Ann Fudge(e)	149	–	149	101	11	112
Charles Golden(f)	n/a	n/a	n/a	42	–	42
Byron Grote(g)	47	–	47	125	–	125
Judith Hartmann	80	–	80	n/a	n/a	n/a
Mary Ma	120	–	120	107	–	107
Hixonia Nyasulu	120	–	120	107	–	107
Sir Malcolm Rifkind(g)	38	–	38	101	–	101
John Rishton(h)	133	–	133	107	–	107
Feike Sijbesma(i)	126	1	127	15	1	16
Kees Storm(g)	73	–	73	196	3	199
Paul Walsh(g)	42	–	42	113	2	115
Total	2,040	7	2,047	1,882	20	1,902
(a)	This includes fees received from NV in euros and PLC in sterling for 2014 and 2015 respectively. Includes basic Non-Executive Director fee and Committee chairmanship and/or membership.
(b)	The only benefit received relates to travel by spouses or partners where they are invited by Unilever.
(c)	Chairman.
(d)	Chair, Corporate Responsibility Committee.
(e)	Vice-Chairman and Chair of the Compensation Committee.
(f)	Chose not to put himself forward for re-election at the May 2014 AGMs.
(g)	Chose not to put himself forward for re-election at the April 2015 AGMs.
(h)	Chair, Audit Committee.
(i)	Chair, Nominating and Corporate Governance Committee.

Unilever Annual Report and Accounts 2015	Strategic Report 43

SHAREHOLDER INFORMATION

FINANCIAL CALENDAR

ANNUAL GENERAL MEETINGS

	Date	Voting Record date	Voting and Registration date
PLC	1.30pm 20 April 2016	–	18 April 2016
NV	1.30pm 21 April 2016	24 March 2016	14 April 2016

QUARTERLY DIVIDENDS

Dates listed below are applicable to all four Unilever listings (NV ordinary shares, PLC ordinary shares, NV New York shares, and PLC ADRs).

		NV NY and PLC ADR	NV and PLC
	Announced	ex-dividend date	ex-dividend date	Record date	Payment date
Quarterly dividend announced with the Q4 2015 results	19 January 2016	3 February 2016	4 February 2016	5 February 2016	9 March 2016

Quarterly dividend announced with the Q1 2016 results	14 April 2016	27 April 2016	28 April 2016	29 April 2016	1 June 2016

Quarterly dividend announced with the Q2 2016 results*	21 July 2016	3 August 2016	4 August 2016	5 August 2016	7 September 2016

Quarterly dividend announced with the Q3 2016 results	13 October 2016	26 October 2016	27 October 2016	28 October 2016	7 December 2016
*	Also applicable for preferential dividends NV

CONTACT DETAILS

Unilever N.V. and Unilever PLC

100 Victoria Embankment

London EC4Y 0DY

United Kingdom

Institutional Investors telephone +44 (0)20 7822 6830

Any queries can also be sent to us electronically via www.unilever.com/resource/contactus

Private Shareholders telephone +44 (0)20 7822 5500

Private Shareholders can email us at

shareholder.services@unilever.com

SHARE REGISTRATION

THE NETHERLANDS

SGG Netherlands N.V.

Hoogoorddreef 15

1101 BA Amsterdam

Telephone	+31 (0)20 522 25 55
Telefax	+31 (0)20 522 25 35
Website	www.sgggroup.com
Email	registers@sgggroup.com

UK

Computershare Investor Services PLC

The Pavilions

Bridgwater Road

Bristol BS99 6ZZ

Telephone	+44 (0)370 600 3977
Telefax	+44 (0)370 703 6101
Website	www.investorcentre.co.uk
Email	webcorres@computershare.co.uk

US

American Stock Transfer & Trust Company

Operations Center

6201 15th Avenue

Brooklyn, NY 11219

Toll-free number	+1 866 249 2593
Direct dial	+1 718 921 8124
Email	DB@amstock.com

WEBSITE

Shareholders are encouraged to visit our website www.unilever.com which has a wealth of information about Unilever.

There is a section designed specifically for investors at www.unilever.com/investorrelations. It includes detailed coverage of the Unilever share price, our quarterly and annual results, performance charts, financial news and investor relations speeches and presentations. It also includes conference and investor/analyst presentations.

You can also view this year’s Annual Report and Accounts, and those for prior years, at www.unilever.com/investorrelations.

PLC shareholders can elect to receive their shareholder communications such as the Annual Report and Accounts and other shareholder documents electronically by registering at www.unilever.com/shareholderservices.

PUBLICATIONS

The Strategic Report is only part of the Annual Report and Accounts 2015 and, together with the governance section of the Governance and Financial Report, constitutes the report of the Directors within the meaning of Section 2:391 of the Dutch Civil Code. Copies of the Strategic Report, the Governance and Financial Report, and the public documents referred to below can be accessed directly or ordered through www.unilever.com/investorrelations.

UNILEVER ANNUAL REPORT AND ACCOUNTS 2015

The Unilever Annual Report and Accounts 2015 comprises the Strategic Report and the Governance and Financial Report which is available in English with figures in euros. It forms the basis for the Form 20-F that is filed with the United States Securities and Exchange Commission, which is also available free of charge at www.sec.gov.

QUARTERLY RESULTS ANNOUNCEMENTS

Available in English with figures in euros.

44 Strategic Report	Unilever Annual Report and Accounts 2015

CAUTIONARY STATEMENT

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2015 and the Annual Report and Accounts 2015.

This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such. The Group’s Annual Report on Form 20-F for 2015 is separately filed with the US Securities and Exchange Commission and is available on our corporate website www.unilever.com.

In addition, a printed copy of the Annual Report on Form 20-F is available, free of charge, upon request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

This report comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (“Wet op het financieel toezicht (Wft)”) in the Netherlands.

The brand names shown in this report are trademarks owned by or licensed to companies within the Group.

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the Annual Report and Accounts 2015 or Annual Report on Form 20-F with the exception of the explanations and disclaimers which can be accessed via KPMG’s website: www.kpmg.com/uk/auditscopeukco2014b, which is incorporated into the Auditors’ Reports in the Annual Report and Accounts 2015 as if set out in full.

Designed and produced by Unilever Communications in conjunction with Addison Group at www.addison-group.net.

Photography by Frank Aiello, Liam Arthur, Namas Bhojani, Rahmat Budi, Benoît Delamare, Oliver Edwards, Igor Emmerich, Andrew Esiebo, Caio Gallucci, Philip Gatward, Michael Heffernan, Ifeanyi Iloduba, Alberto Martin, Philip Reeson, Frédéric Remouchamps, Claudio Sforza, Hazel Thompson, Rian Ardi Wakito, Jessie Watford, James Woolley, Cubo.cc, Getty, Shutterstock and from the Unilever image library.

Zero-based budgeting graphic on page 12 owned by Accenture.

Printed at Pureprint Group, ISO 14001. FSC® certified and CarbonNeutral®.

This document is printed on Amadeus 100% Recycled Silk. This paper has been exclusively supplied by Denmaur Independent Papers which has offset the carbon produced by the production and delivery of it to the printer.

This paper is 100% recycled and manufactured using de-inked post-consumer waste. All the pulp is bleached using an elemental chlorine free process (ECF). Printed in the UK by Pureprint using its alcofree® and pureprint® environmental printing technology. Vegetable inks were used throughout. Pureprint is a CarbonNeutral® company. Both the manufacturing mill and the printer are registered to the Environmental Management System ISO 14001 and are Forest Stewardship Council® (FSC) chain-of-custody certified.

If you have finished with this document and no longer wish to retain it, please pass it on to other interested readers or dispose of it in your recycled paper waste. Thank you.

UNILEVER N.V.
Head Office and Registered Office
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000
Commercial Register Rotterdam
Number: 24051830

UNILEVER PLC
Head Office
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252

Registered Office
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom
Registered in England and Wales
Company Number: 41424

FOR FURTHER INFORMATION ABOUT
UNILEVER PLEASE VISIT OUR WEBSITE:
WWW.UNILEVER.COM

Unilever

MAKING SUSTAINABLE LIVING COMMONPLACE

ANNUAL REPORT
AND ACCOUNTS 2015
GOVERNANCE AND
FINANCIAL REPORT

CONTENTS

GOVERNANCE

Corporate governance	45

Risks	53

Biographies	58

Report of the Audit Committee	60

Report of the Corporate Responsibility Committee	62

Report of the Nominating and Corporate Governance Committee	64

Directors’ Remuneration Report	66

FINANCIAL STATEMENTS

Statement of Directors’ responsibilities	84

Independent auditors’ reports	85

Consolidated income statement	90

Consolidated statement of comprehensive income	90

Consolidated statement of changes in equity	91

Consolidated balance sheet	92

Consolidated cash flow statement	93

Notes to the consolidated financial statements	94

1	Accounting information and policies	94

2	Segment information	96

3	Gross profit and operating costs	98

4	Employees	99

4A Staff and management costs	99

4B Pensions and similar obligations	99

4C Share-based compensation plans	104

5	Net finance costs	105

6	Taxation	106

6A Income tax	106

6B Deferred tax	106

6C Tax on other comprehensive income	108

7	Combined earnings per share	108

8	Dividends on ordinary capital	109

9	Goodwill and intangible assets	109

10	Property, plant and equipment	111

11	Other non-current assets	112

12	Inventories	113

Notes to the consolidated financial statements (continued)

13	Trade and other current receivables	113

14	Trade payables and other liabilities	114

15	Capital and funding	115

15A Share capital	116

15B Equity	117

15C Financial liabilities	119

16	Treasury risk management	120

16A Management of liquidity risk	120

16B Management of market risk	122

16C Derivatives and hedging	124

17	Investment and return	125

17A Financial assets	126

17B Credit risk	127

18	Financial instruments fair value risk	127

19	Provisions	129

20	Commitments and contingent liabilities	130

21	Acquisitions and disposals	131

22	Assets and liabilities held for sale	134

23	Related party transactions	134

24	Purchase of Estate shares convertible to Unilever PLC shares in 2038	135

25	Remuneration of auditors	135

26	Events after the balance sheet date	135

27	Group companies	136

Company accounts – Unilever N.V.	148

Notes to the Company accounts – Unilever N.V.	149

Further statutory and other information – Unilever N.V.	154

Company accounts – Unilever PLC	155

Notes to the Company accounts – Unilever PLC	156

Index	160

The Directors’ Report of Unilever PLC on pages 45-65, 84 (Statement of Directors’ responsibilities), 109 (Dividends on ordinary capital), 120-125 (Treasury risk management), 147 (branch disclosure) and 154 and 158 (Post balance sheet event) has been approved by the PLC Board and signed on its behalf by Tonia Lovell – Group Secretary.

The Strategic Report, together with the governance section of the Governance and Financial Report, constitutes the report of the Directors within the meaning of Section 2:391 of the Dutch Civil Code and has been approved by the NV Board and signed on its behalf by Tonia Lovell – Group Secretary.

OUR ANNUAL REPORT AND ACCOUNTS 2015 IS IN TWO PARTS:

OUR STRATEGIC REPORT

The Strategic Report contains information about us, how we create value and how we run our business. It includes our strategy, business model, markets and Key Performance Indicators, as well as our approach to sustainability and risk.

GOVERNANCE AND FINANCIAL REPORT

The Governance and Financial Report contains detailed corporate governance information, how we mitigate risk, our Committee reports and how we remunerate our Directors, plus our Financial Statements and Notes.

ONLINE

You can find more information about Unilever online at www.unilever.com. For the latest information on the USLP visit www.unilever.com/sustainable-living. Our Strategic Report and Governance and Financial Report, along with other relevant documents, can be downloaded at www.unilever.com/ara2015/downloads.

GOVERNANCE

CORPORATE GOVERNANCE

GOVERNANCE OF UNILEVER

ABOUT UNILEVER

Unilever N.V. (NV) and Unilever PLC (PLC), together with their group companies have, since the Unilever Group was formed in 1930, operated as nearly as practicable as a single economic entity. This is achieved by special provisions in the Articles of Association of NV and PLC, together with a series of agreements between NV and PLC which are together known as the Foundation Agreements (described below). These agreements enable Unilever to achieve unity of management, operations, shareholders’ rights, purpose and mission and can be found on our website.

The Equalisation Agreement makes the economic position of the shareholders of NV and PLC, as far as possible, the same as if they held shares in a single company and also regulates the mutual rights of the shareholders of NV* and PLC. Under this agreement, NV and PLC must adopt the same financial periods and accounting policies.

The Deed of Mutual Covenants provides that NV and PLC and their respective subsidiary companies shall co-operate in every way for the purpose of maintaining a common operating policy. They shall exchange all relevant information about their respective businesses – the intention being to create and maintain a common operating platform for the Group throughout the world. The Deed also contains provisions for the allocation of assets between NV and PLC.

Under the Agreement for Mutual Guarantees of Borrowing between NV and PLC, each company will, if asked by the other, guarantee the borrowings of the other and the other’s subsidiaries. These arrangements are used, as a matter of financial policy, for certain significant borrowings. They enable lenders to rely on our combined financial strength.

Each NV ordinary share represents the same underlying economic interest in the Unilever Group as each PLC ordinary share. However, NV and PLC remain separate legal entities with different shareholder constituencies and separate stock exchange listings. Shareholders cannot convert or exchange the shares of one for the shares of the other. More information on the exercise of voting rights can be found in NV’s and PLC’s Articles of Association and in the respective Notices of Meetings, all of which can be found on our website.

*	Throughout this report when referring to NV shares or shareholders the term ‘shares’ or ‘shareholder’ also encompasses a depositary receipt or a holder of depositary receipts.

www.unilever.com/legalstructure

BOARDS

The Boards of NV and PLC have ultimate responsibility for the management, general affairs, direction, performance and long-term success of our business as a whole. The Boards are one-tier boards, the same people are on both Boards and the responsibility of the Directors is collective, taking into account their respective roles as Executive Directors and Non-Executive Directors. The majority of the Directors are Non-Executive Directors who essentially have a supervisory role. Until 1 October 2015 Unilever continued to have two Executive Directors, the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), who are also members of the Unilever Leadership Executive (ULE). Jean-Marc Huët, the CFO, resigned with effect from 1 October 2015. His successor as CFO, Graeme Pitkethly, became a member of the ULE and the CFO on 1 October 2015 and will be proposed to be appointed as an Executive Director at the 2016 AGMs.

A list of our current Directors, their roles on the Boards, their dates of appointment and their other major appointments is set out on page 58.

The Boards have delegated the operational running of the Group to the CEO with the exception of the following matters which are reserved for the Boards: structural and constitutional matters, corporate governance, approval of dividends, approval of overall strategy for the Group, approval of significant transactions or arrangements in relation to mergers, acquisitions, joint ventures and disposals, capital expenditure, contracts, litigation, financing and pensions. The CEO is responsible to the Boards and is able to delegate any of his powers and discretions which he does to members of the ULE. The ULE is chaired by and reports to the CEO. The biographies of ULE members are on page 59.

BOARD COMMITTEES

The Boards have established four Board Committees: the Audit Committee, the Compensation Committee, the Corporate Responsibility Committee and the Nominating and Corporate Governance Committee. The terms of reference of these Committees can be found on our website and the reports of each Committee, including attendance at meetings in 2015, can be found on pages 60 to 83.

www.unilever.com/committees

THE GOVERNANCE OF UNILEVER

Further details of the roles and responsibilities of the Chairman, Vice-Chairman, CEO and other corporate officers and how our Boards effectively operate as one board, govern themselves and delegate their authorities are set out in the document entitled ‘The Governance of Unilever’, which can be found on our website.

The Governance of Unilever also describes the Foundation Agreements, Directors’ appointment, tenure, induction and training, Directors’ ability to seek independent advice at Unilever’s expense and details about Board and Management Committees (including the Disclosure Committee).

www.unilever.com/corporategovernance

BOARD EFFECTIVENESS

BOARD MEETINGS

A minimum of five face-to-face meetings are planned throughout the calendar year to consider, for example, the half-year and full-year results announcements of the Group and the Annual Report and Accounts. Other Board meetings and telephone conferences are held to discuss matters that arise as well as Group strategic issues. Meetings of the Boards may be held either in London or in Rotterdam or such other locations as the Boards think fit, with one or two off-site Board meetings a year. The Chairman sets the Boards’ agenda, ensures the Directors receive accurate, timely and clear information, and promotes effective relationships and open communication between the Executive and Non-Executive Directors.

In 2015 the Boards met physically in January, March, April, July, September and November and considered important corporate events and actions, such as:

•	developing and approval of the overall strategy;
•	oversight of the performance of the business;
•	review of risks and internal risk management and control systems;
•	authorisation of major transactions;
•	declaration of dividends;
•	convening of shareholders’ meetings;
•	nominations for Board appointments, including Chairman and CFO succession;
•	review of the functioning of the Boards and their Committees; and
•	review of corporate responsibility and sustainability, in particular the Unilever Sustainable Living Plan.

Unilever Annual Report and Accounts 2015	Governance 45

CORPORATE GOVERNANCE CONTINUED

ATTENDANCE

The following table shows the attendance of Directors at Board meetings in 2015. If Directors are unable to attend a Board meeting they have the opportunity beforehand to discuss any agenda items with the Chairman. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

Main Board

Michael Treschow(a)	8 / 8
Ann Fudge(b)	8 / 8
Paul Polman(c)	8 / 8
Jean-Marc Huët(d)	5 / 6
Nils Andersen(e)	4 / 4
Laura Cha	6 / 8
Vittorio Colao(f)	3 / 4
Louise Fresco	8 / 8
Byron Grote(g)	4 / 4
Judith Hartmann(e)	4 / 4
Mary Ma	7 / 8
Hixonia Nyasulu	7 / 8
Sir Malcolm Rifkind(g)	2 / 4
John Rishton	7 / 8
Feike Sijbesma	7 / 8
Kees Storm(g)	3 / 4
Paul Walsh(g)	4 / 4

(a)	Chairman
(b)	Vice-Chairman/Senior Independent Director with effect from 30 April 2015
(c)	Executive Director
(d)	Executive Director until his resignation with effect from 1 October 2015
(e)	Appointed to the Boards with effect from 30 April 2015
(f)	Appointed to the Boards with effect from 1 July 2015
(g)	Retired from the Boards on 30 April 2015

NON-EXECUTIVE DIRECTOR MEETINGS

The Non-Executive Directors meet as a group, without the Executive Directors present, to consider specific agenda items set by them, usually four or five times a year. In 2015 they met six times. The Chairman, or in his absence the Vice-Chairman and Senior Independent Director, chairs such meetings.

BOARD EVALUATION

Each year the Boards formally assess their own performance with the aim of helping to improve the effectiveness of both the Boards and the Committees and at least once every three years an independent third party facilitates the evaluation. The last external evaluation was performed in 2014. The evaluation consists of individual interviews with the Directors by the Chairman and, when relevant, by the external evaluator. These interviews complement our annual process of completion by all Directors of three confidential online evaluation questionnaires on our Boards, CEO and Chairman. In this year’s evaluation the Board questionnaire was simplified and shortened and invited comments on a number of key areas including Board responsibility, operations, effectiveness, training and knowledge. The Chairman’s Statement on page 4 describes the key actions agreed by the Boards following that evaluation.

In addition to the evaluation of the Boards’ effectiveness, each year the Chairman conducts a process of evaluating the performance and contribution of each Director which includes a one-to-one performance and feedback discussion with each Director. The evaluation of the performance of the Chairman is led by the Vice-Chairman and Senior Independent Director and the Chairman leads the evaluation of the CEO, both using bespoke questionnaires. Committees of the Boards evaluate themselves annually under supervision of their respective Chairmen taking into account the views of respective Committee members and the Boards. The key actions agreed by each Committee in this year’s evaluation can be found in each Committee Report.

APPOINTMENT

In seeking to ensure that NV and PLC have the same Directors, the Articles of Association of NV and PLC contain provisions which are designed to ensure that both NV and PLC shareholders are presented with the same candidates for election as Directors. Anyone being elected as a Director of NV must also be elected as a Director of PLC and vice versa. Therefore, if an individual fails to be elected to both companies he or she will be unable to take his or her place on either Board.

The report of the Nominating and Corporate Governance Committee (NCGC) on pages 64 and 65 describes the work of the NCGC in Board appointments and recommendations for re-election. In addition, shareholders are able to nominate Directors. The procedure for shareholders to nominate Directors is contained within the document entitled ‘Appointment procedure for NV and PLC Directors’ which is available on our website. To do so they must put a resolution to both the NV and PLC AGMs in line with local requirements. Directors are appointed by shareholders by a simple majority vote at each AGM.

www.unilever.com/boardsofunilever

DIRECTOR INDUCTION AND TRAINING

All Directors receive induction on joining the Boards and a new, and more comprehensive, induction programme was put in place in 2015. The Chairman ensures that ongoing training is provided for Directors by way of site visits, presentations and circulated updates at (and between) Board and Board Committee meetings on, among other things, Unilever’s business, environmental, social, corporate governance, regulatory developments and investor relations matters. Details of the training provided to the Directors in 2015 can be found in the Chairman’s Statement on page 4.

INDEPENDENCE AND CONFLICTS

As the Non-Executive Directors make up the Committees of the Boards, it is important that they can be considered to be independent. Each year the Boards conduct a thorough review of the Non-Executive Directors’, and their related or connected persons’, relevant relationships referencing the criteria set out in ‘The Governance of Unilever’ which is derived from the relevant best practice guidelines in the Netherlands, UK and US. The Boards currently consider all our Non-Executive Directors to be independent of Unilever.

We attach special importance to avoiding conflicts of interest between NV and PLC and their respective Directors. The Boards ensure that there are effective procedures in place to avoid conflicts of interest by Board members. If appropriate, authorisation of situational conflicts is given by the Boards to the relevant Director. The authorisation includes conditions relating to keeping Unilever information confidential and to the Director’s exclusion from receiving and discussing relevant information at Board meetings. Situational conflicts are reviewed annually by the Boards as part of the determination of Director independence. In between those reviews Directors have a duty to inform the Boards of any relevant changes to the situation. A Director may not vote on, or be counted in a quorum in relation to, any resolution of the Boards in respect of any situation in which he or she has a conflict of interest. The procedures that Unilever has put in place to deal with conflicts of interest operate effectively.

Unilever recognises the benefit to the individual and the Group of senior executives acting as directors of other companies but, to ensure outside directorships of our Executive Directors do not involve an excessive commitment or conflict of interest, the number of outside directorships of listed companies is generally limited to one per Executive Director and approval is required from the Chairman.

46 Governance	Unilever Annual Report and Accounts 2015

INDEMNIFICATION

The terms of NV Directors’ indemnification are provided for in NV’s Articles of Association. The power to indemnify PLC Directors is provided for in PLC’s Articles of Association and deeds of indemnity have been issued to all PLC Directors. Appropriate qualifying third party directors’ and officers’ liability insurance was in place for all Unilever Directors throughout 2015 and is currently in force.

In addition, PLC provides indemnities (including, where applicable, a qualifying pension scheme indemnity provision) to the Directors of three subsidiaries each of which acts as trustee of a Unilever UK pension fund. Appropriate trustee liability insurance is also in place.

OUR SHARES

NV SHARES

SHARE CAPITAL

NV’s issued share capital on 31 December 2015 was made up of:

•	€274,356,432 split into 1,714,727,700 ordinary shares of €0.16 each;
•	€1,028,568 split into 2,400 special ordinary shares numbered 1 – 2,400 known as special ordinary shares; and
•	€81,454,014 split into two classes (6% and 7%) of cumulative preference shares*.

*	These shares are included within liabilities (note 15C).

LISTINGS

NV has listings of ordinary shares, 6% and 7% cumulative preference shares and depositary receipts for such ordinary shares and 7% cumulative preference shares on Euronext Amsterdam and a listing of New York Registry Shares* on the New York Stock Exchange.

*	One New York Registry Share represents one NV ordinary share with a nominal value of €0.16.

VOTING RIGHTS

NV shareholders can cast one vote for each €0.16 nominal capital they hold and can vote in person or by proxy. The voting rights attached to NV’s outstanding shares are split as follows:

	Total number of votes		% of issued capital
1,714,727,700 ordinary shares	1,714,727,700	(a)	76.89
2,400 special shares	6,428,550		0.29
161,060 6% cumulative preference shares	431,409,276	(b)	19.34
29,000 7% cumulative preference shares	77,678,313	(c)	3.48

As at 31 December 2015:

(a)	141,560,629 shares were held in treasury and 11,077,932 shares were held to satisfy obligations under share-based incentive schemes.

(b)	37,679 6% cumulative preference shares were held in treasury.

(c)	7,562 7% cumulative preference shares were held in treasury.

The special shares and the shares under (a), (b) and (c) are not voted on.

SHARE ISSUES AND BUY BACKS

NV may issue shares not yet issued and grant rights to subscribe for shares only pursuant to a resolution of the General Meeting or of another corporate body designated for such purpose by a resolution of the General Meeting. At the NV AGM held on 29 April 2015 the Board of NV was designated as the corporate body authorised to resolve on the issue of, or on the granting of rights to subscribe for, shares not yet issued and to restrict or exclude the statutory pre-emption rights that accrue to shareholders upon issue of shares, on the understanding that this authority is limited to 10% of the issued share capital of NV, plus an additional 10% of the issued share capital of NV in connection with or on the occasion of mergers, acquisitions or strategic alliances.

At the 2015 NV AGM the Board of NV was also authorised to cause NV to buy back its own shares or depositary receipts thereof, with a maximum of 10% of issued share capital, either through purchase on a stock exchange or otherwise, at a price, excluding expenses, not lower than €0.01 (one euro cent) and not higher than 10% above the average of the closing price of the shares on the trading venue where the purchase is carried out for the five business days before the day on which the purchase is made.

These authorities expire on the earlier of the conclusion of the 2016 NV AGM or the close of business on 30 June 2016 (the last date by which NV must hold an AGM in 2016). Such authorities are renewed annually and authority will be sought at NV’s 2016 AGM.

During 2015 Unilever group companies purchased 373,000 NV ordinary shares, representing 0.02% of the issued share capital, for €13,787,337 and 2,969,212 NV New York Registry Shares, representing 0.17% of the issued share capital, for €116,956,117. These purchases were made to facilitate grants made in connection with Unilever’s employee compensation programmes. No NV 6% cumulative preference shares nor NV 7% cumulative preference shares were purchased by Unilever group companies during 2015. Further information on these purchases can be found in note 4 to the consolidated accounts on pages 104 and 105.

NV SPECIAL ORDINARY SHARES

To ensure unity of management, the provisions within the NV Articles of Association containing the rules for appointing NV Directors cannot be changed without the permission of the holders of the special ordinary shares numbered 1 – 2,400 inclusive. These NV special ordinary shares may only be transferred to one or more other holders of such shares. The joint holders of these shares are N.V. Elma and United Holdings Limited, which are subsidiaries of NV and PLC respectively. The Boards of N.V. Elma and United Holdings Limited comprise the members of the Nominating and Corporate Governance Committee.

TRUST OFFICE

The Foundation Unilever N.V. Trust Office (Stichting Administratiekantoor Unilever N.V.) is a trust office with a board independent of Unilever. As part of its corporate objects, the Trust Office issues depositary receipts in exchange for the NV ordinary shares and NV 7% cumulative preference shares. These depositary receipts are listed on Euronext Amsterdam, as are the NV ordinary and 7% cumulative preference shares themselves.

Unilever Annual Report and Accounts 2015	Governance 47

CORPORATE GOVERNANCE CONTINUED

Holders of depositary receipts can under all circumstances exchange their depositary receipts for the underlying shares (and vice versa) and are entitled to dividends and all economic benefits on the underlying shares held by the Trust Office. There are no limitations on the holders’ voting rights, they can attend all General Meetings of NV, either personally or by proxy, and have the right to speak. The Trust Office only votes shares that are not represented at a General Meeting. The Trust Office votes in such a way as it deems to be in the long-term interests of the holders of the depositary receipts. This voting policy is laid down in the Conditions of Administration that apply to the depositary receipts.

The Trust Office’s shareholding fluctuates daily. Its holdings on 31 December 2015 were 1,374,039,272 NV ordinary shares (80.13%) and 9,817 NV 7% cumulative preference shares (33.85%).

The members of the board at the Trust Office are Mr J H Schraven (chairman), Mr P P de Koning, Ms C M S Smits-Nusteling and Mr A A Olijslager. The Trust Office reports periodically on its activities. Further information on the Trust Office, including its Articles of Association, Conditions of Administration and Voting Policy, can be found on its website.

Unilever considers the arrangements of the Trust Office to be appropriate and in the interests of NV and its shareholders given the size of the voting rights attached to the financing preference shares and the relatively low attendance of holders of ordinary shares at the General Meetings of NV.

www.administratiekantoor-unilever.nl

PLC SHARES

SHARE CAPITAL

PLC’s issued share capital on 31 December 2015 was made up of:

•	£40,760,420 split into 1,310,156,361 ordinary shares of 3 1/9p each; and
•	£100,000 of deferred stock of £1 each.

LISTINGS

PLC has shares listed on the London Stock Exchange and, as American Depositary Receipts*, on the New York Stock Exchange.

*	One American Depository Receipt represents one PLC ordinary share with a nominal value of 3 1/9p.

VOTING RIGHTS

PLC shareholders can cast one vote for each 3 1/9p nominal capital they hold, and can vote in person or by proxy. This means that shareholders can cast one vote for each PLC ordinary share or PLC American Depositary Receipt of Shares. Therefore, the total number of voting rights attached to PLC’s outstanding shares is as follows:

	Total number of votes		% of issued capital
1,310,156,361 ordinary shares	1,310,156,361	(a)	99.76
£100,000 deferred stock	3,214,285		0.24

As at 31 December 2015:

(a)	Of which 26,696,994 shares were held by PLC in treasury and 6,694,215 shares were held by NV group companies. These shares are not voted on.

SHARE ISSUES AND BUY BACKS

The PLC Board may, subject to the UK Companies Act 2006 and the passing of the appropriate resolutions at a General Meeting, issue shares within the limits prescribed within the resolutions. At the PLC 2015 AGM held on 30 April 2015 the PLC Directors were authorised to issue new shares, up to a maximum of £13,300,000 nominal value (which at the time represented approximately 33% of PLC’s issued ordinary share capital) and to disapply preemption rights up to approximately 5% of PLC’s issued ordinary share capital.

In addition, at PLC’s 2015 AGM the PLC Board was authorised to make market purchases of its ordinary shares, up to a maximum of 128,345,000 shares representing just under 10% of PLC’s issued ordinary share capital and within the limits prescribed in the resolution until the earlier of the conclusion of PLC’s 2016 AGM and 30 June 2016. These authorities are renewed annually and authority will be sought at PLC’s 2016 AGM.

During 2015 Unilever group companies purchased 1,664,000 PLC ordinary shares, representing 0.13% of the issued capital, for €64,388,675 and 438,300 PLC American Depositary Receipts, representing 0.03% of the issued capital, for €18,220,076. These purchases were made to facilitate grants made in connection with its employee compensation programmes. Further information on these purchases can be found in note 4 to the consolidated accounts on pages 104 and 105.

PLC DEFERRED STOCK

The joint holders of the PLC deferred stock are N.V. Elma and United Holdings Limited, which are subsidiaries of NV and PLC respectively. The Boards of N.V. Elma and United Holdings Limited comprise the members of the Nominating and Corporate Governance Committee. The provisions within the PLC Articles of Association containing the rules for appointing PLC Directors cannot be changed without the permission of the holders of PLC’s deferred stock.

OUR SHAREHOLDERS

SIGNIFICANT SHAREHOLDERS OF NV

As far as Unilever is aware, the only holders of more than 3% of, or 3% of voting rights attributable to, NV’s share capital on 31 December 2015 (apart from the Foundation Unilever N.V. Trust Office, see pages 47 and 48, and shares held in treasury by NV, see page 47), are NN Group N.V. (NN), ASR Nederland N.V. (ASR) and BlackRock, Inc. (BlackRock) as indicated in the table below.

Shareholder	Class of shares	Total number of shares held	% of relevant class
NN	ordinary shares	5,489,554	0.32
	7% cumulative
	preference shares	20,665	71.26
	6% cumulative
	preference shares	74,088	46.0
ASR	ordinary shares	2,833,072	0.17
	6% cumulative
	preference shares	46,000	28.56
BlackRock	ordinary shares	67,041,916	3.91

48 Governance	Unilever Annual Report and Accounts 2015

As far as Unilever is aware, no disclosable changes in interests in the share capital of NV have been notified to the AFM between 1 January 2016 and 15 February 2016 (the latest practicable date for inclusion in this report). Between 1 January 2013 and 15 February 2016, ING Group N.V. (ING), BlackRock and ASR have held more than 3% in the share capital of NV. Deutsche Bank, Bank of America Corporation and UBS AG also held more than 3% in the share capital of NV. However, during this period, and as notified, these holdings reduced to below the 3% reporting threshold. During 2015, ING transferred its holdings to NN as part of the demerger of NN from ING.

SIGNIFICANT SHAREHOLDERS OF PLC

As far as Unilever is aware, the only holders of more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary share capital on 31 December 2015 (apart from shares held in treasury by PLC, see page 48), are BlackRock, Inc. (BlackRock) and the Leverhulme Trust as indicated in the table below.

Shareholder	Class of shares	Total number of shares held	% of relevant class
BlackRock	ordinary shares	81,254,430	6.3
The Leverhulme Trust	ordinary shares	68,531,182	5.3

No disclosable changes in interests in the share capital of PLC have been notified to PLC between 1 January 2016 and 15 February 2016 (the latest practicable date for inclusion in this report). Between 1 January 2013 and 15 February 2016, BlackRock and the trustees of the Leverhulme Trust and the Leverhulme Trade Charities Trust have held more than 3% of, or 3% of voting rights attributable to, PLC’s ordinary shares. During this period, and as notified, these holdings reduced to below the 3% reporting threshold.

During 2014, the trustees of the Leverhulme Trust and the trustees of the Leverhulme Trade Charities Trust (comprising the same individuals (together the ‘Trustees’)) together held 70,566,764 ordinary shares amounting to 5.5% of the voting rights of PLC. On 31 December 2014 the Leverhulme Trust and the Leverhulme Trade Charities Trust became charitable incorporated organisations. As a consequence of these changes, the balance of shares held by the Trustees has reduced to zero and only the Leverhulme Trust has a disclosable interest as shown in the table above.

SHAREHOLDER ENGAGEMENT

Unilever values open, constructive and effective communication with our shareholders. Our shareholders can raise issues directly with the Chairman and, if appropriate, the Vice-Chairman and Senior Independent Director. The CFO has lead responsibility for investor relations, with the active involvement of the CEO. They are supported by our Investor Relations department which organises presentations for analysts and investors. These and other materials (eg an Introduction to Unilever and AGM materials) are generally made available on our website.

Principal shareholders: the Executive Directors’ investor relations programme, with an active involvement of the Executive Directors in office during 2015 and our new CFO, Graeme Pitkethly, continued in 2015 with meetings in ten major cities in Europe, North America and Asia. In all, they met more than 100 investors during these roadshows. In addition, the Chairman maintained contact with principal shareholders with one-to-one and group governance and strategy meetings in the UK, the Netherlands and in the US in September.

Quarterly announcements: briefings on quarterly results are given via teleconference and are accessible by telephone or via our website.

Annual investor seminar: this annual event was held in Manila and Singapore. It focused on long-term value creation and the development of our business in South East Asia. It included presentations on Unilever strategy, South East Asia, digital marketing and e-commerce, and delivering long-term returns. The event was attended by the Chairman, CEO, CFO and other senior management. The slides shown and an audio recording of the presentations were made available and can be accessed on our website. This allows those investors not attending in person to access the information provided at the event.

Investor conferences: the Executive Directors and members of the Investor Relations team also meet a large number of investors at the industry conferences they attend. In 2015 the conferences that were attended by Unilever representatives included broker sponsored conferences in London, Paris, San Francisco, Boston, Amsterdam, Stockholm and Singapore.

Feedback from shareholders: we maintain a frequent dialogue with our principal shareholders and regularly collect feedback. We use this feedback to help shape our investor programme and future shareholder communications. Private shareholders are encouraged to give feedback via shareholder.services@unilever.com. The Chairman, Executive Directors and Chairmen of the Committees are also generally available to answer questions from the shareholders at the AGMs each year.

Board awareness: the Boards are briefed on investor reactions to the Group’s quarterly results announcements and are briefed on any issues raised by shareholders that are relevant to their responsibilities.

www.unilever.com/investorrelations

GENERAL MEETINGS

Both NV and PLC hold an AGM each year. At the AGMs the Chairman gives his thoughts on governance aspects of the preceding year and the CEO gives a detailed review of the performance of the Group over the last year. Shareholders are encouraged to attend the relevant meeting and to ask questions at or in advance of the meeting. Indeed, the question and answer session forms an important part of each meeting. The external auditors are welcomed to the AGMs and are entitled to address the meetings.

The 2015 AGMs were held in Rotterdam and Leatherhead in April and the topics raised by shareholders included: Non-Executive Director succession planning, acquisition policy, progress of the Unilever Sustainable Living Plan, the Baking, Cooking and Spreads business, diversity, tax transparency and the NV cumulative preference shares.

SHAREHOLDER PROPOSED RESOLUTIONS

Shareholders of NV may propose resolutions if they individually or together hold at least 1% of NV’s issued capital in the form of shares or depositary receipts issued for NV shares. Shareholders who together represent at least 10% of the issued capital of NV can, under certain circumstances, also requisition the District Court to allow them to convene an Extraordinary General Meeting to deal with specific resolutions.

Shareholders of PLC may propose resolutions if they individually or together hold shares representing at least 5% of the total voting rights of PLC, or 100 shareholders who hold on average £100 each in nominal value of PLC share capital can require PLC to propose a resolution at a General Meeting. PLC shareholders holding in aggregate 5% of the issued PLC ordinary shares are able to convene a General Meeting of PLC.

Unilever Annual Report and Accounts 2015	Governance 49

CORPORATE GOVERNANCE CONTINUED

REQUIRED MAJORITIES

Resolutions are usually adopted at NV and PLC General Meetings by an absolute majority of votes cast, unless there are other requirements under the applicable laws or NV’s or PLC’s Articles of Association. For example, there are special requirements for resolutions relating to the alteration of the Articles of Association, the liquidation of NV or PLC and the alteration of the Equalisation Agreement.

A proposal to alter the Articles of Association of NV can only be made by the NV Board. A proposal to alter the Articles of Association of PLC can be made either by the PLC Board or by requisition of shareholders in accordance with the UK Companies Act 2006. Unless expressly specified to the contrary in PLC’s Articles of Association, PLC’s Articles of Association may be amended by a special resolution. Proposals to alter the provisions in the Articles of Association of NV and PLC respectively relating to the unity of management require the prior approval of meetings of the holders of the NV special ordinary shares and the PLC deferred stock. The Articles of Association of both NV and PLC can be found on our website.

www.unilever.com/corporategovernance

RIGHT TO HOLD SHARES

Unilever’s constitutional documents place no limitations on the right to hold NV and PLC shares. There are no limitations on the right to hold or exercise voting rights on the ordinary shares of NV and PLC imposed by Dutch or English law.

CORPORATE GOVERNANCE COMPLIANCE

GENERAL

We conduct our operations in accordance with internationally accepted principles of good governance and best practice, whilst ensuring compliance with the corporate governance requirements applicable in the countries in which we operate. Unilever is subject to corporate governance requirements (legislation, codes and/or standards) in the Netherlands, the UK and the US and in this section we report on our compliance against these.

MATERIAL CONTRACTS

Under the European Takeover Directive as implemented in the Netherlands and the UK, the UK Companies Act 2006 and rules of the US Securities and Exchange Commission, Unilever is required to provide information on contracts and other arrangements essential or material to the business of the Group. Other than the Foundation Agreements referred to on page 45, we believe we do not have any such contracts or arrangements.

THE NETHERLANDS

NV complies with almost all of the principles and best practice provisions of the Dutch Corporate Governance Code (Dutch Code), which is available on the Commissie Corporate Governance’s website.

www.commissiecorporategovernance.nl

Certain large Dutch companies with a two-tier board are required to strive for a balanced composition of their management and supervisory boards, to the effect that at least 30% of the positions on the management and supervisory boards are held by women and 30% by men. The rule does not acknowledge one-tier boards, but NV confirms that over 30% of its Directors were female and over 30% of its Directors were male in 2015.

Statements required by the Dutch Code and explanations of the NV compliance position are set out below.

Non-Financial Performance Indicator: In determining the level and structure of the remuneration of the Executive Directors, among other things, the results, the share price performance and non-financial indicators relevant to the long-term objectives of the Company, with due regard for the risks to which variable remuneration may expose the enterprise, shall be taken into account (bpp II.2.3).

Unilever places a great deal of importance on corporate responsibility and sustainability and is keen to ensure focus on key financial performance measures which we believe to be the drivers of shareholder value creation and relative total shareholder return. Unilever therefore believes that the interests of the business and shareholders are best served by linking our long-term share plans to such measures as described above, which are further set out in the Directors’ Remuneration Report (pages 66 to 83), and has therefore not included a non-financial performance indicator.

Risk Management and Control: With regard to financial reporting risks, as advised by the Audit Committee (as described in its report on pages 60 and 61, the NV Board believes that the risk management and control systems provide reasonable assurance that the financial statements do not contain any errors of material importance and the risk management and control systems have worked properly in 2015 (bpp II.1.5). The statements in this paragraph are not statements in accordance with the requirements of Section 404 of the US Sarbanes-Oxley Act of 2002.

Retention Period of Shares: The Dutch Code recommends that shares granted to the Executive Directors without financial consideration shall be retained for a period of at least five years or until at least the end of the employment, if this period is shorter (bpp II.2.5).

Our Remuneration Policy requires Executive Directors to build and retain a personal shareholding in Unilever. In addition, Executive Directors are required to hold 100% of the shares needed to maintain their minimum shareholding requirement until 12 months after they leave Unilever and 50% of these shares for 24 months after they leave Unilever.

Severance Pay: It is our policy to set the level of severance payments for Directors at no more than one year’s salary, unless the Boards, on the recommendation of the Compensation Committee, find this manifestly unreasonable given circumstances or unless otherwise dictated by applicable law (bpp II 2.8).

Financing Preference Shares: The voting rights of the 6% and 7% cumulative preference shares issued by NV are based on their nominal value, as prescribed by Dutch law. NV agrees with the principle in the Dutch Code that the voting rights of any newly issued preference shares should be based on their economic value rather than on their nominal value (bpp IV.1.2), but cannot unilaterally reduce voting rights of its outstanding preference shares.

Corporate Governance Statement: NV is required to make a statement concerning corporate governance as referred to in article 2a of the decree on additional requirements for annual reports (Vaststellingsbesluit nadere voorschriften inhoud jaarverslag) with effect from 1 January 2010 (the Decree). The information required to be included in this corporate governance statement as described in articles 3, 3a and 3b of the Decree can be found on our website.

www.unilever.com/corporategovernance

50 Governance	Unilever Annual Report and Accounts 2015

THE UNITED KINGDOM

PLC, being a company that is incorporated in the UK and listed on the London Stock Exchange, is required to state how it has applied the main principles and how far it has complied with the provisions set out in the 2014 UK Corporate Governance Code (UK Code), which is available on the Financial Reporting Council’s (FRC) website. In 2015 PLC complied with all UK Code provisions, with the exception of D.2.1 for a short period of time, as explained on page 82.

www.frc.org.uk

Risk Management and Control: Our approach to risk management and systems of internal control is in line with the recommendations in the FRC’s revised guidance ‘Risk management, internal control and related financial and business reporting’ (the Risk Guidance). It is Unilever’s practice to review acquired companies’ governance procedures after acquisition and to align them to the Group’s governance procedures as soon as is practicable.

Greenhouse Gas (GHG) Emissions: In line with the Companies Act 2006 (Strategic Report and Directors’ Report) Regulations 2013 our greenhouse gas performance is set out below. Since 2008 we report our CO2 emissions in accordance with the Greenhouse Gas (GHG) Protocol Corporate Accounting and Reporting Standard (GHG Protocol) to calculate emissions of carbon dioxide from the combustion of fuels and the operation of facilities (Scope 1) and from purchased electricity, heat, steam and cooling (Scope 2) for our manufacturing facilities. Changes to the GHG Protocol for Scope 2 reporting during this reporting year will be implemented in subsequent years.

Carbon emission factors are used to convert energy used in manufacturing to emissions of CO2. Carbon emission factors for fuels are provided by the Intergovernmental Panel on Climate Change (IPCC).

Carbon emission factors for electricity reflect the country or sub-region where each manufacturing site is located and are provided by the International Energy Agency (IEA) and local regulatory authorities, for example the United States Environmental Protection Agency (US EPA). We have selected an intensity ratio based on production; this aligns with our long-standing reporting of manufacturing performance.

The GHG data relates to emissions during the 12-month period from 1 October 2014 to 30 September 2015. This period is different from that for which the remainder of the Directors’ Report is prepared (which is the calendar year 2015).

EMISSIONS OF CO2 FROM MANUFACTURING,
1 OCTOBER 2014 TO 30 SEPTEMBER 2015 (1 OCTOBER 2013 TO 30 SEPTEMBER 2014)
Scope 1	852,672 tonnes CO2 (929,803 tonnes CO2 )#
Scope 2	918,301 tonnes CO2 (920,483 tonnes CO2 )#
Total Scope 1 & 2	1,770,973 tonnes CO2+ (1,850,286 tonnes CO2+)#
Intensity ratio	88.49 kg CO2 per tonne of production+
(92.14 kg# CO2 per tonne of production+)

# Prior year restated to exclude third party site.

+ PwC assured. For further details and the basis of preparation see our website.

Emissions data includes material sources of Scope 1 and 2 emissions that have been subject to external assurance, ie emissions of CO2 from energy used in manufacturing. Emissions from the combustion of biogenic fuels (biomass, fuel crops etc) at our manufacturing sites are reported separately to other Scope 1 and 2 emissions, as recommended by the GHG Protocol, and excluded from our intensity ratio calculation.

Our GHG data does not include minor emissions sources that are beyond our boundary of operational control or that are not material. For example, emissions of CO2 from energy used in our offices and warehouses are excluded, although we continue to drive improvements in these areas through our USLP targets. The data also excludes Scope 3 emissions (including consumer use of our products) which we report as part of our USLP.

www.unilever.com/sustainable-living

www.unilever.com/ara2015/downloads

Employee Involvement and Communication: Unilever’s UK companies maintain formal processes to inform, consult and involve employees and their representatives. A National Consultative Forum comprising employees and management representatives meets regularly to provide a forum for discussing issues relating to all Unilever sites in the United Kingdom. We recognise collective bargaining on a number of sites and engage with employees via the Sourcing Unit Forum, which includes national officer representation from the three recognised trade unions. A European Works Council, embracing employee and management representatives from countries within Europe, has been in existence for several years and provides a forum for discussing issues that extend across national boundaries.

The Directors’ Reports of the United Kingdom operating companies contain more information about how they have communicated with their employees during 2015.

Equal Opportunities and Diversity: In accordance with our Code of Business Principles, Unilever aims to ensure that applications for employment from everyone are given full and fair consideration and that everyone is given access to training, development and career opportunities. Every effort is made to retrain and support employees who become disabled while working within the Group.

Independent Auditors and Disclosure of Information to Auditors: To the best of each of the Directors’ knowledge and belief, and having made appropriate enquiries, all information relevant to enabling the auditors to provide their opinions on PLC’s consolidated and parent company accounts has been provided. Each of the Directors has taken all reasonable steps to ensure their awareness of any relevant audit information and to establish that Unilever PLC’s auditors are aware of any such information.

Unilever Annual Report and Accounts 2015	Governance 51

CORPORATE GOVERNANCE CONTINUED

THE UNITED STATES

Both NV and PLC are listed on the New York Stock Exchange (NYSE). As such, both companies must comply with the requirements of US legislation, such as the Sarbanes-Oxley Act of 2002, regulations enacted under US securities laws and the Listing Standards of the NYSE, that are applicable to foreign private issuers, copies of which are available on their websites.

www.sec.gov

www.nyse.com

We are substantially compliant with the Listing Standards of the NYSE applicable to foreign private issuers except as set out below.

We are required to disclose any significant ways in which our corporate governance practices differ from those typically followed by US companies listed on the NYSE. Our corporate governance practices are primarily based on the requirements of the UK Listing Rules, the UK Code and the Dutch Code but substantially conform to those required of US companies listed on the NYSE. The only significant way in which our corporate governance practices differ from those followed by domestic companies under Section 303A Corporate Governance Standards of the NYSE is that the NYSE rules require that shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions. The UK Listing Rules require shareholder approval of equity-compensation plans only if new or treasury shares are issued for the purpose of satisfying obligations under the plan or if the plan is a long-term incentive plan in which a director may participate. Amendments to plans approved by shareholders generally only require approval if they are to the advantage of the plan participants. Furthermore, Dutch law and NV’s Articles of Association require shareholder approval of equity-compensation plans only if the Executive Directors are able to participate in such plans. Under Dutch law, shareholder approval is not required for material revisions to equity-compensation plans unless the Executive Directors participate in a plan and the plan does not contain its own procedure for revisions.

Attention is drawn to the Report of the Audit Committee on pages 60 and 61. In addition, further details about our corporate governance are provided in the document entitled ‘The Governance of Unilever’ which can be found on our website.

All senior executives and senior financial officers have declared their understanding of and compliance with Unilever’s Code of Business Principles and the related Code Policies. No waiver from any provision of the Code of Business Principles or Code Policies was granted in 2015 to any of the persons falling within the scope of the SEC requirements. No material amendments were made to the Code of Business Principles or related Code Policies in 2015. Our Code of Business Principles can be found on our website.

www.unilever.com/corporategovernance

Risk Management and Control: Following a review by the Disclosure Committee, Audit Committee and Boards, the CEO and the CFO concluded that the design and operation of the Group’s disclosure controls and procedures, including those defined in the United States Securities Exchange Act of 1934 – Rule 13a – 15(e), as at 31 December 2015 were effective, and that subsequently until 17 February 2016 (the date of the approval of the Annual Report and Accounts by the Boards) there have been no significant changes in the Group’s internal controls, or in other factors that could significantly affect those controls.

Unilever is required by Section 404 of the US Sarbanes-Oxley Act of 2002 to report on the effectiveness of its internal control over financial reporting. This requirement will be reported on separately and will form part of Unilever’s Annual Report on Form 20-F.

52 Governance	Unilever Annual Report and Accounts 2015

RISKS

OUR RISK APPETITE AND

APPROACH TO RISK MANAGEMENT

Risk management is integral to Unilever’s strategy and to the achievement of Unilever’s long-term goals. Our success as an organisation depends on our ability to identify and exploit the opportunities generated by our business and the markets we are in. In doing this we take an embedded approach to risk management which puts risk and opportunity assessment at the core of the leadership team agenda, which is where we believe it should be.

Unilever adopts a risk profile that is aligned to our vision to accelerate growth in the business while reducing our environmental footprint and increasing our positive social impact. Our available capital and other resources are applied to underpin our priorities. We aim to maintain a strong single A credit rating on a long-term basis.

Our approach to risk management is designed to provide reasonable, but not absolute, assurance that our assets are safeguarded, the risks facing the business are being assessed and mitigated and all information that may be required to be disclosed is reported to Unilever’s senior management including, where appropriate, the Chief Executive Officer and Chief Financial Officer.

ORGANISATION

The Unilever Boards assume overall accountability for the management of risk and for reviewing the effectiveness of Unilever’s risk management and internal control systems.

The Boards have established a clear organisational structure with well defined accountabilities for the principal risks that Unilever faces in the short, medium and long term. This organisational structure and distribution of accountabilities and responsibilities ensures that every country in which we operate has specific resources and processes for risk review and risk mitigation. This is supported by the Unilever Leadership Executive, which takes active responsibility for focusing on the principal areas of risk to Unilever. The Boards regularly review these risk areas, including consideration of environmental, social and governance matters, and retain responsibility for determining the nature and extent of the significant risks that Unilever is prepared to take to achieve its strategic objectives.

FOUNDATION AND PRINCIPLES

Unilever’s approach to doing business is framed by our Purpose. Our Code of Business Principles sets out the standards of behaviour that we expect all employees to adhere to. Day-to-day responsibility for ensuring these principles are applied throughout Unilever rests with senior management across categories, geographies and functions. A network of Business Integrity Officers and Committees supports the activities necessary to communicate the Code, deliver training, maintain processes and procedures (including support lines) to report and respond to alleged breaches, and to capture and communicate learnings.

We have a framework of Code Policies that underpin the Code of Business Principles and set out the non-negotiable standards of behaviour expected from all our employees.

For each of our principal risks we have a risk management framework detailing the controls we have in place and who is responsible for both managing the overall risk and the individual controls mitigating that risk.

Unilever’s functional standards define mandatory requirements across a range of specialist areas such as health and safety, accounting and reporting and financial risk management.

PROCESSES

Unilever operates a wide range of processes and activities across all its operations covering strategy, planning, execution and performance management. Risk management is integrated into every stage of this business cycle. These procedures are formalised and documented and are increasingly being centralised and automated into transactional and other information technology systems.

ASSURANCE AND RE-ASSURANCE

Assurance on compliance with the Code of Business Principles and all of our Code Policies is obtained annually from Unilever management via a formal Code declaration. In addition, there are specialist compliance programmes which run during the year and vary depending on the business priorities. These specialist compliance programmes supplement the Code declaration. Our Corporate Audit function plays a vital role in providing to both management and the Boards an objective and independent review of the effectiveness of risk management and internal control systems throughout Unilever.

BOARDS’ ASSESSMENT OF COMPLIANCE WITH THE RISK MANAGEMENT FRAMEWORKS

The Boards, advised by the Committees where appropriate, regularly review the significant risks and decisions that could have a material impact on Unilever. These reviews consider the level of risk that Unilever is prepared to take in pursuit of the business strategy and the effectiveness of the management controls in place to mitigate the risk exposure.

The Boards, through the Audit Committee, have reviewed the assessment of risks, internal controls and disclosure controls and procedures in operation within Unilever. They have also considered the effectiveness of any remedial actions taken for the year covered by this report and up to the date of its approval by the Boards.

Details of the activities of the Audit Committee in relation to this can be found in the Report of the Audit Committee on pages 60 and 61.

Further statements on compliance with the specific risk management and control requirements in the Dutch Corporate Governance Code, the UK Corporate Governance Code, the US Securities Exchange Act (1934) and the Sarbanes-Oxley (2002) Act can be found on pages 50, 51 and 52.

VIABILITY STATEMENT

The activities of the Group, together with the factors likely to affect its future development, performance, the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Strategic Report on pages 2 to 39. In addition, we describe in notes 15 to 18 on pages 115 to 129 the Group’s objectives, policies and processes for managing its capital, its financial risk management objectives, details of its financial instruments and hedging activities and its exposures to credit and liquidity risk.

The Directors have carried out a robust assessment of the principal risks facing the Group, including those that would threaten its business model, future performance, solvency or liquidity. These risks and the ways they are being managed and mitigated by a wide range of actions are summarised on pages 54 to 57.

Unilever Annual Report and Accounts 2015	Governance 53

RISKS CONTINUED

Taking account of the Group’s position and principal risks, the Directors assess the prospects of the Group by reviewing and discussing at least once each year the annual forecast, the three-year strategic plan and the Group risk framework. Throughout the year the Directors review and discuss the potential impact of each principal risk as well as the risk impact of any major events or transactions. A three-year period is considered appropriate for this assessment because:

•	it is the period covered by the strategic plan; and
•	it enables a high level of confidence, even in extreme adverse events, due to a number of factors such as:
–	the Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world;
–	high cash generation by the Group’s operations;
–	flexibility of cash outflow including significant marketing and capital expenditure; and
–	the Group’s diverse product and geographical operations.

Based on the results of this analysis, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain outlook. The Directors have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period of their assessment.

PRINCIPAL RISK FACTORS

Our business is subject to risks and uncertainties. On the following pages we have identified the risks that we regard as the most relevant to our business. These are the risks that we see as most material to Unilever’s business and performance at this time. There may be other risks that could emerge in the future. We have also commented below on certain mitigating actions that we believe help us to manage these risks. However, we may not be successful in deploying some or all of these mitigating actions. If the circumstances in these risks occur or are not successfully mitigated, our cash flow, operating results, financial position, business and reputation could be materially adversely affected. In addition, risks and uncertainties could cause actual results to vary from those described, which may include forward-looking statements, or could impact on our ability to meet our targets or be detrimental to our profitability or reputation.

DESCRIPTION OF RISK	WHAT WE ARE DOING TO MANAGE THE
BRAND PREFERENCE	RISK

As a branded goods business, Unilever’s success depends on the value and relevance of our brands and products to consumers around the world and on our ability to innovate and remain competitive.

Consumer tastes, preferences and behaviours are constantly changing and Unilever’s ability to anticipate and respond to these changes and to continue to differentiate our brands and products is vital to our business.

We are dependent on creating innovative products that continue to meet the needs of our consumers. If we are unable to innovate effectively, Unilever’s sales or margins could be materially adversely affected.

We continuously monitor external market trends and collate consumer, customer and shopper insight in order to develop category and brand strategies.

Our strategy focuses on investing in markets and segments which we identify as attractive because we have already built, or are confident that we can build, competitive advantage.

Our Research and Development function actively searches for ways in which to translate the trends in consumer preference and taste into new technologies for incorporation into future products.

Our innovation management process deploys tools, technologies and resources to convert category strategies into projects and category plans, develop products and relevant brand communication and successfully roll out new products to our consumers.

PORTFOLIO MANAGEMENT

Unilever’s strategic investment choices will affect the long-term growth and profits of our business.

Unilever’s growth and profitability are determined by our portfolio of categories, geographies and channels and how these evolve over time. If Unilever does not make optimal strategic investment decisions then opportunities for growth and improved margin could be missed.

Our Compass strategy and our business plans are designed to ensure that resources are prioritised towards those categories and markets having the greatest long-term potential for Unilever.

Our acquisition activity is driven by our portfolio strategy with a clear, defined evaluation process.

SUSTAINABILITY

The success of our business depends on finding sustainable solutions to support long-term growth.

Unilever’s vision to accelerate growth in the business while reducing our environmental footprint and increasing our positive social impact will require more sustainable ways of doing business. This means reducing our environmental footprint while increasing the positive social benefits of Unilever’s activities. We are dependent on the efforts of partners and various certification bodies to achieve our sustainability goals. There can be no assurance that sustainable business solutions will be developed and failure to do so could limit Unilever’s growth and profit potential and damage our corporate reputation.

The Unilever Sustainable Living Plan sets clear long-term commitments to improve health and well-being, reduce environmental impact and enhance livelihoods. Underpinning these are targets in areas such as hygiene, nutrition, sustainable sourcing, fairness in the workplace, opportunities for women and inclusive business as well as greenhouse gas emissions, water and waste. These targets and more sustainable ways of operating are being integrated into Unilever’s day-to-day business.

Progress towards the Unilever Sustainable Living Plan is monitored by the Unilever Leadership Executive and the Boards. The Unilever Sustainable Living Plan Council, comprising six external specialists in sustainability, guides and critiques the development of our strategy.

54 Governance	Unilever Annual Report and Accounts 2015

DESCRIPTION OF RISK	WHAT WE ARE DOING TO MANAGE THE
CUSTOMER RELATIONSHIPS	RISK

Successful customer relationships are vital to our business and continued growth.

Maintaining strong relationships with our existing customers and building relationships with new customers who serve changing shopper habits are necessary to ensure our brands are well presented to our consumers and available for purchase at all times.

The strength of our customer relationships also affects our ability to obtain pricing and competitive trade terms. Failure to maintain strong relationships with customers could negatively impact the terms of business with the affected customers and reduce the availability of our products to consumers.

We build and maintain trading relationships across a broad spectrum of channels ranging from centrally managed multinational customers through to small traders accessed via distributors in many developing countries. We identify changing shopper habits and build relationships with new customers, such as those serving the e-commerce channel.

We develop joint business plans with our key customers that include detailed investment plans and customer service objectives and we regularly monitor progress.

We have developed capabilities for customer sales and outlet design which enable us to find new ways to improve customer performance and enhance our customer relationships. We invest in technology to optimise order and stock management processes for our distributive trade customers.

TALENT & ORGANISATION

A skilled workforce and agile organisation are essential for the continued success of our business.

Our ability to attract, develop, organise and retain the right number of appropriately qualified people is critical if we are to compete and grow effectively.

This is especially true in our key emerging markets where there can be a high level of competition for a limited talent pool. The loss of management or other key personnel or the inability to identify, attract and retain qualified personnel could make it difficult to manage the business and could adversely affect operations and financial results.

Resource committees have been established and implemented throughout our business. These committees have responsibility for identifying future skills and capability needs, developing career paths and identifying the key talent and leaders of the future.

We have an integrated management development process which includes regular performance reviews underpinned by a common set of leadership behaviours, skills and competencies.

We have targeted programmes to attract and retain top talent and we actively monitor our performance in retaining talent within Unilever.

We regularly review our ways of working and organisation structures to ensure that we drive speed and simplicity through our business to remain agile and responsive to marketplace trends.

SUPPLY CHAIN

Our business depends on purchasing materials, efficient manufacturing and the timely distribution of products to our customers.

Our supply chain network is exposed to potentially adverse events such as physical disruptions, environmental and industrial accidents or bankruptcy of a key supplier which could impact our ability to deliver orders to our customers.

The cost of our products can be significantly affected by the cost of the underlying commodities and materials from which they are made. Fluctuations in these costs cannot always be passed on to the consumer through pricing.

We have contingency plans designed to enable us to secure alternative key material supplies at short notice, to transfer or share production between manufacturing sites and to use substitute materials in our product formulations and recipes.

These contingency plans also extend to an ability to intervene directly to support a key supplier should it for any reason find itself in difficulty or be at risk of negatively affecting a Unilever product.

We have policies and procedures designed to ensure the health and safety of our employees and the products in our facilities, and to deal with major incidents including business continuity and disaster recovery.

Commodity price risk is actively managed through forward buying of traded commodities and other hedging mechanisms. Trends are monitored and modelled regularly and integrated into our forecasting process.

SAFE AND HIGH QUALITY PRODUCTS

The quality and safety of our products are of paramount importance for our brands and our reputation.

The risk that raw materials are accidentally or maliciously contaminated throughout the supply chain or that other product defects occur due to human error, equipment failure or other factors cannot be excluded.

Our product quality processes and controls are comprehensive, from product design to customer shelf. They are verified annually, and regularly monitored through performance indicators that drive continuous improvement activities. Our key suppliers are externally certified and the quality of material received is regularly monitored to ensure that it meets the rigorous quality standards that our products require.

In the event of an incident relating to the safety of our consumers or the quality of our products, incident management teams are activated in the affected markets under the direction of our product quality, science, and communications experts, to ensure timely and effective market place action.

Unilever Annual Report and Accounts 2015	Governance 55

RISKS CONTINUED

DESCRIPTION OF RISK	WHAT WE ARE DOING TO MANAGE THE
SYSTEMS AND INFORMATION	RISK

Unilever’s operations are increasingly dependent on IT systems and the management of information.

Increasing digital interactions with customers, suppliers and consumers place ever greater emphasis on the need for secure and reliable IT systems and infrastructure and careful management of the information that is in our possession.

Disruption of our IT systems could inhibit our business operations in a number of ways, including disruption to sales, production and cash flows, ultimately impacting our results.

There is also a threat from unauthorised access and misuse of sensitive information. Unilever’s information systems could be subject to unauthorised access or the mistaken disclosure of information which disrupts Unilever’s business and/or leads to loss of assets.

Hardware that runs and manages core operating data is fully backed up with separate contingency systems to provide real time back-up operations should they ever be required.

We maintain a global system for the control and reporting of access to our critical IT systems. This is supported by an annual programme of testing of access controls.

We have policies covering the protection of both business and personal information, as well as the use of IT systems and applications by our employees. Our employees are trained to understand these requirements.

We have standardised ways of hosting information on our public websites and have systems in place to monitor compliance with appropriate privacy laws and regulations, and with our own policies.

BUSINESS TRANSFORMATION

Successful execution of business transformation projects is key to delivering their intended business benefits and avoiding disruption to other business activities.

Unilever is continually engaged in major change projects, including acquisitions and disposals and outsourcing, to drive continuous improvement in our business and to strengthen our portfolio and capabilities.

Failure to execute such transactions or change projects successfully, or performance issues with third party outsourced providers on which we are dependent, could result in under-delivery of the expected benefits. Furthermore, disruption may be caused in other parts of the business.

All acquisitions, disposals and global restructuring projects are sponsored by a member of the Unilever Leadership Executive. Regular progress updates are provided to the Unilever Leadership Executive.

Sound project disciplines are used in all merger, acquisitions, restructuring and outsourcing projects and these projects are resourced by dedicated and appropriately qualified personnel. The performance of third party outsourced providers is kept under constant review, with potential disruption limited to the time and cost required to install alternative providers.

Unilever also monitors the volume of change programmes under way in an effort to stagger the impact on current operations and to ensure minimal disruption.

EXTERNAL ECONOMIC AND POLITICAL RISKS AND NATURAL DISASTERS

Unilever operates around the globe and is exposed to a range of external economic and political risks and natural disasters that may affect the execution of our strategy or the running of our operations.

Adverse economic conditions may result in reduced consumer demand for our products, and may affect one or more countries within a region, or may extend globally.

Government actions such as fiscal stimulus and price controls can impact on the growth and profitability of our local operations.

Social and political upheavals and natural disasters can disrupt sales and operations.

In 2015, more than half of Unilever’s turnover came from emerging markets including Brazil, India, Indonesia, Turkey, South Africa, China, Mexico and Russia. These markets offer greater growth opportunities but also expose Unilever to related economic, political and social volatility.

The breadth of Unilever’s portfolio and our geographic reach help to mitigate our exposure to any particular localised risk to an extent. Our flexible business model allows us to adapt our portfolio and respond quickly to develop new offerings that suit consumers’ and customers’ changing needs during economic downturns.

We regularly update our forecast of business results and cash flows and, where necessary, rebalance investment priorities.

We have continuity planning designed to deal with crisis management in the event of political and social events and natural disasters.

We believe that many years of exposure to emerging markets have given us experience of operating and developing our business successfully during periods of economic, political or social change.

TREASURY AND PENSIONS

Unilever is exposed to a variety of external financial risks in relation to Treasury and Pensions.

The relative values of currencies can fluctuate widely and could have a significant impact on business results. Further, because Unilever consolidates its financial statements in euros it is subject to exchange risks associated with the translation of the underlying net assets and earnings of its foreign subsidiaries.

Currency exposures are managed within prescribed limits and by the use of forward foreign exchange contracts. Further, operating companies borrow in local currency except where inhibited by local regulations, lack of local liquidity or local market conditions. We also hedge some of our exposures through the use of foreign currency borrowing or forward exchange contracts.

56 Governance	Unilever Annual Report and Accounts 2015

DESCRIPTION OF RISK	WHAT WE ARE DOING TO MANAGE THE
TREASURY AND PENSIONS (CONTINUED)	RISK

We are also subject to the imposition of exchange controls by individual countries which could limit our ability to import materials paid in foreign currency or to remit dividends to the parent company.

Currency rates, along with demand cycles, can also result in significant swings in the prices of the raw materials needed to produce our goods.

Unilever may face liquidity risk, ie difficulty in meeting its obligations, associated with its financial liabilities. A material and sustained shortfall in our cash flow could undermine Unilever’s credit rating, impair investor confidence and also restrict Unilever’s ability to raise funds.

We are exposed to market interest rate fluctuations on our floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating rate debt and increase the cost of future borrowings.

In times of financial market volatility, we are also potentially exposed to counter-party risks with banks, suppliers and customers.

Certain businesses have defined benefit pension plans, most now closed to new employees, which are exposed to movements in interest rates, fluctuating values of underlying investments and increased life expectancy. Changes in any or all of these inputs could potentially increase the cost to Unilever of funding the schemes and therefore have an adverse impact on profitability and cash flow.

Our interest rate management approach aims to achieve an optimal balance between fixed and floating rate interest exposures on expected net debt.

We seek to manage our liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, we have high committed credit facilities for general corporate purposes.

Group treasury regularly monitors exposure to our banks, tightening counter-party limits where appropriate. Unilever actively manages its banking exposures on a daily basis.

We regularly assess and monitor counter-party risk in our customers and take appropriate action to manage our exposures.

Our pension investment standards require us to invest across a range of equities, bonds, property, alternative assets and cash such that the failure of any single investment will not have a material impact on the overall value of assets.

The majority of our assets, including those held in our ‘pooled’ investment vehicle, Univest, are managed by external fund managers and are regularly monitored by pension trustees and central pensions and investment teams.

Further information on financial instruments and capital and treasury risk management is included in note 16 on pages 120 to 125.

ETHICAL

Acting in an ethical manner, consistent with the expectations of customers, consumers and other stakeholders, is essential for the protection of the reputation of Unilever and its brands.

Unilever’s brands and reputation are valuable assets and the way in which we operate, contribute to society and engage with the world around us is always under scrutiny both internally and externally. Despite the commitment of Unilever to ethical business and the steps we take to adhere to this commitment, there remains a risk that activities or events cause us to fall short of our desired standard, resulting in damage to Unilever’s corporate reputation and business results.

Our Code of Business Principles and our Code Policies govern the behaviour of our employees, suppliers, distributors and other third parties who work with us.

Our processes for identifying and resolving breaches of our Code of Business Principles and our Code Policies are clearly defined and regularly communicated throughout Unilever. Data relating to such breaches is reviewed by the Unilever Leadership Executive and by relevant Board committees and helps to determine the allocation of resources for future policy development, process improvement, training and awareness initiatives.

LEGAL AND REGULATORY

Compliance with laws and regulations is an essential part of Unilever’s business operations.

Unilever is subject to national and regional laws and regulations in such diverse areas as product safety, product claims, trademarks, copyright, patents, competition, employee health and safety, the environment, corporate governance, listing and disclosure, employment and taxes.

Failure to comply with laws and regulations could expose Unilever to civil and/or criminal actions leading to damages, fines and criminal sanctions against us and/or our employees with possible consequences for our corporate reputation.

Changes to laws and regulations could have a material impact on the cost of doing business. Tax, in particular, is a complex area where laws and their interpretation are changing regularly, leading to the risk of unexpected tax exposures. International tax reform remains a key focus of attention with the OECD’s Base Erosion & Profit Shifting project and the EU’s action plan for fair and efficient corporation taxation.

Unilever is committed to complying with the laws and regulations of the countries in which we operate. In specialist areas the relevant teams at global, regional or local levels are responsible for setting detailed standards and ensuring that all employees are aware of and comply with regulations and laws specific and relevant to their roles.

Our legal and regulatory specialists are heavily involved in monitoring and reviewing our practices to provide reasonable assurance that we remain aware of and in line with all relevant laws and legal obligations.

Our Global Tax Principles provide overarching governance and we have a Tax Risk Framework in place which sets out the controls established to assess and monitor tax risk for direct and indirect taxes. We monitor proposed changes in taxation legislation and ensure these are taken into account when we consider our future business plans.

Unilever Annual Report and Accounts 2015	Governance 57

BIOGRAPHIES

BOARD OF DIRECTORS

MICHAEL TRESCHOW	ANN FUDGE	PAUL POLMAN	NILS ANDERSEN
Chairman	Vice-Chairman and Senior Independent Director	Chief Executive Officer Executive Director	Non-Executive Director

Nationality Swedish Age 72, Male	Nationality American Age 64, Female	Nationality Dutch Age 59, Male	Nationality Danish Age 57, Male
Appointed Chairman May 2007	Appointed May 2009	Appointed CEO January 2009	Appointed April 2015
Committee membership: Nominating	Committee membership: Compensation	Appointed Director October 2008	Committee membership: Compensation
and Corporate Governance;	(Chairman)	Key areas of experience:	Key areas of experience: Consumer,
Compensation	Key areas of experience: Consumer,	Finance, consumer, sales & marketing	sales & marketing
Key areas of experience: Consumer,	sales & marketing	Current external appointments:	Current external appointments:
science & technology	Current external appointments:	The Dow Chemical Company (NED);	A.P. Moller – Maersk A/S (Group CEO);
Current external appointments:	Novartis AG (NED); US Programs	World Business Council for Sustainable	Dansk Supermarket Group (Chairman);
Eli Lilly and Company (European	Advisory Panel of Gates Foundation	Development (Chairman, Executive	European Round Table of Industrialists
Advisory Board member); The	(Chairman)	Committee); UN Global Compact (Board	(Vice-Chairman); member of the
Wallenberg Foundation AB	Previous relevant experience:	member); UK Business Ambassador	Committee on Business Policies,
Previous relevant experience:	General Electric Co. (NED); Marriott	Previous relevant experience:	Confederation of Danish Industry
Telefonaktiebolaget L M Ericsson	International (NED); Young & Rubicam	Procter & Gamble Co. (Group President,	Previous relevant experience: Inditex
(Chairman); AB Electrolux (Chairman);	(Chairman and CEO)	Europe); Nestlé S.A. (CFO); Alcon Inc	(member of the Board of Directors);
Confederation of Swedish Enterprise		(Director)	Carlsberg A/S and Carlsberg Breweries
(Chairman); ABB Group (NED);			A/S/ (CEO); Danske Sukkerfabrikker;
AB Electrolux (CEO)			Tuborg International; Union Cervecera;
Hannen Brauerei; Hero Group

LAURA CHA	VITTORIO COLAO	PROFESSOR LOUISE FRESCO	JUDITH HARTMANN
Non-Executive Director	Non-Executive Director	Non-Executive Director	Non-Executive Director

Nationality Chinese Age 66, Female	Nationality Italian Age 54, Male	Nationality Dutch Age 64, Female	Nationality Austrian Age 46, Female
Appointed May 2013	Appointed July 2015	Appointed May 2009	Appointed April 2015
Committee membership: Corporate	Committee membership: Compensation	Committee membership:	Committee membership: Audit
Responsibility; Nominating and	Key areas of experience: Consumer,	Corporate Responsibility (Chairman)	Key areas of experience: Finance
Corporate Governance	science & technology, sales & marketing	Key areas of experience:	Current external appointments:
Key areas of experience: Finance,	Current external appointments:	Science & technology, academia	Suez Environment (NED); Engie (CFO)
government, legal & regulatory affairs	Vodafone Group Plc (CEO); Bocconi	Current external appointments:	Previous relevant experience:
Current external appointments:	University (International Advisory Board);	Wageningen UR (President of the	Bertelsmann SE & Co. KGaA (CFO);
HSBC Holdings plc (Independent NED);	Harvard Business School (Dean’s	Executive Board)	General Electric; The Walt Disney
China Telecom Corporation Limited	Advisory Board); European Round Table	Previous relevant experience: Rabobank	Company; RTL Group (NED); Penguin
(Independent NED); The Hongkong and	of Industrialists (Vice-Chairman);	(Supervisory Director); Agriculture	Random House (NED); Gruner + Jahr
Shanghai Banking Corporation	Oxford Martin School (Advisor)	Department of the UN’s Food and	GmbH & Co KG (NED)
(Non-executive deputy Chairman);	Previous relevant experience: RCS	Agriculture Organisation (Assistant
Foundation Asset Management AB	MediaGroup (CEO); McKinsey & Co	director-general for agriculture)
(Senior international adviser)	(Partner); Finmeccanica Group (NED);
Previous relevant experience:	RAS Insurance NED)
Securities and Futures Commission,
Hong Kong; China Securities Regulatory
Commission

MARY MA	HIXONIA NYASULU	JOHN RISHTON	FEIKE SIJBESMA
Non-Executive Director	Non-Executive Director	Non-Executive Director	Non-Executive Director

Nationality Chinese Age 63, Female	Nationality South African Age 61, Female	Nationality British Age 58, Male	Nationality Dutch Age 56, Male
Appointed May 2013	Appointed May 2007	Appointed May 2013	Appointed November 2014.
Committee membership: Audit	Committee membership: Audit	Committee membership: Audit	Committee membership: Corporate
Key areas of experience:	Key areas of experience:	(Chairman)	Responsibility; Nominating and
Finance, consumer, science &	Sales & marketing	Key areas of experience:	Corporate Governance (Chairman)
technology	Current external appointments: Sasol	Finance, consumer, sales & marketing	Key areas of experience:
Current external appointments:	Oil (Pty) Limited (Director); Sequel	Previous relevant experience:	Finance, consumer, science &
Boyu Capital (Chairman); MXZ	Property Investments (Beneficiary)	Rolls-Royce Holdings plc (CEO); Royal	technology, sales and marketing
Investment Limited (Director); Lenovo	Previous relevant experience: Sasol	Ahold N.V. (CEO, President and CFO);	Current external appointments:
Group Limited (NED); Securities and	Ltd (Chairman); Ithala Development	ICA AB (NED); Allied Domecq plc (NED);	Royal DSM N.V. (CEO and Chairman of
Futures Commission in Hong Kong	Finance Corporation (Chairman);	AeroSpace and Defence Trade	the Managing Board); De Nederlandsche
(NED); Stelux Holdings International	Nedbank Limited (Deputy Chairman);	Organisation (ASD) (Board member);	Bank (Member of the Supervisory
Limited (NED)	AVI Ltd (NED)	British Airways plc (CFO)	Board); CEFIC (European Chemical
Previous relevant experience:			Industry Council) (Board member)
TPG Capital (Partner); TPG China			Previous relevant experience:
(Co-Chairman)			Supervisory board of DSM Netherlands
(Chairman); Dutch Genomics Initiative
(NGI) (Member); Utrecht University
(Board member); Dutch Cancer Institute
(NKI/AVL) (Board member)

DIRECTORS’ KEY AREAS OF EXPERTISE

58 Governance	Unilever Annual Report and Accounts 2015

UNILEVER LEADERSHIP EXECUTIVE (ULE)

FOR PAUL POLMAN SEE PAGE 58

DOUG BAILLIE*	DAVID BLANCHARD	KEVIN HAVELOCK	ALAN JOPE
Chief Human Resources Officer	Chief R&D Officer	President, Refreshment	President, Personal Care

Nationality British Age 60, Male	Nationality British Age 51, Male	Nationality British Age 58, Male	Nationality British Age 51, Male
Appointed to ULE May 2008	Appointed to ULE January 2013	Appointed to ULE November 2011	Appointed to ULE November 2011
Joined Unilever 1978	Joined Unilever 1986	Joined Unilever 1985	Joined Unilever 1985
Appointed Chief HR Officer	Previous Unilever posts include:	Previous Unilever posts include:	Previous Unilever posts include:
February 2011	Unilever Research & Development	Global Ice Cream Category (EVP);	Unilever Russia, Africa and Middle East
Previous Unilever posts include:	(SVP); Unilever Canada Inc. (Chairman);	Unilever North America and Caribbean	(President); Unilever North Asia
Western Europe (President); Hindustan	Foods America (SVP Marketing	(EVP); Unilever France (Président	(President); SCC and Dressings (Global
Unilever Limited (CEO); South Asia	Operations); Global Dressings (VP R&D);	Directeur Général); Unilever Arabia	Category Leader); Home and Personal
(Group VP); Africa, Middle East and	Margarine and Spreads (Director of	(Chairman); Unilever UK (Chairman)	Care business in North America
Turkey (Group VP)	Product Development)	Current External Appointments: Pepsi/	(President)
Current external appointments:	Current external appointments: Ingleby	Lipton JV (Co-Chairman)
Synergos (Board member); MasterCard	Farms and Forests (NED)
Foundation (Board member)

KEES KRUYTHOFF	NITIN PARANJPE	GRAEME PITKETHLY	MARC ENGEL
President, North America	President, Home Care	Chief Financial Officer	Chief Supply Chain Officer

Nationality Dutch Age 47, Male	Nationality Indian Age 52, Male	Nationality British Age 49, Male	Nationality Dutch Age 49, Male
Appointed to ULE November 2011	Appointed to ULE October 2013	Appointed to ULE October 2015	Appointed to ULE January 2016
Joined Unilever 1993	Joined Unilever 1987	Joined Unilever 2002	Joined Unilever 1990
Previous Unilever posts include: Brazil	Previous Unilever posts include:	Previous Unilever posts include:	Previous Unilever posts include:
(EVP); Unilever Foods South Africa	Hindustan Unilever Limited (CEO);	Unilever UK and Ireland (EVP and	Unilever East Africa and Emerging
(CEO); Unilever Bestfoods Asia (SVP and	Home and Personal Care, India	General Manager); Finance-Global	Markets (EVP); Chief Procurement
Board member)	(Executive Director); Home Care (VP);	Markets (EVP); Group Treasurer; Head	Officer; Supply Chain, Spreads,
Current external appointments: Pepsi/	Fabric Wash (Category Head); Laundry	of Mergers & Acquisitions; Unilever	Dressings and Olive Oil Europe (VP);
Lipton JV (Board member); Enactus	and Household Cleaning, Asia (Regional	Indonesia (CFO); Group Chief Accountant	Ice Cream Brazil (Managing Director);
(Chairman); USA Grocery Manufacturing	Brand Director)		Ice Cream Brazil (VP); Corporate
Association (Board member)			Strategy Group; Birds Eye Wall’s,
Unilever UK (Operations Manager)
Current external appointments: PostNL
(Member of the Supervisory Board);
Kenya Association of Manufacturers
(Executive Board Member)

RITVA SOTAMAA	AMANDA SOURRY	KEITH WEED	JAN ZIJDERVELD
Chief Legal Officer	President, Foods	Chief Marketing &	President, Europe
Communications Officer

Nationality Finnish Age 52, Female	Nationality British Age 52, Female	Nationality British Age 54, Male	Nationality Dutch Age 51, Male
Appointed to ULE February 2013	Appointed to ULE October 2015	Appointed to ULE April 2010	Appointed to ULE February 2011
Joined Unilever 2013	Joined Unilever 1985	Joined Unilever 1983	Joined Unilever 1988
Previous posts include: Siemens	Previous Unilever posts include:	Previous Unilever posts include: Global	Previous Unilever posts include: South
AG – Siemens Healthcare (GC);	Global Hair (EVP); Unilever UK and	Home Care and Hygiene (EVP); Lever	East Asia and Australasia (EVP); Unilever
General Electric Company – GE	Ireland (EVP and Chairman); Global	Fabergé (Chairman); Hair and Oral Care	Middle East North Africa (Chairman);
Healthcare (various positions including	Spreads and Dressings (EVP); Unilever	(SVP)	Nordic ice cream business (Chairman)
GE Healthcare Systems (GC));	US Foods (SVP)	Current external appointments: Sun	Current external appointments:
Instrumentarium Corporation (GC)		Products Corporation (NED);	AIM (Vice-President); FoodDrinkEurope
Current external appointments: Fiskars		Collectively Limited (Chairman);	(Board member); Pepsi/Lipton JV (Board
Corporation (NED)		Business in the Community	member); ECR Europe (Efficient
		International Board (Chairman);	Consumer Response) (Board member)
Business in the Community (Board
member)

KEY:
NED	Non-Executive Director
EVP	Executive Vice President
SVP	Senior Vice President
VP	Vice President
GC	General Counsel

*	Doug Baillie will retire on
1 March 2016 and will
be succeeded by Leena Nair.

Unilever Annual Report and Accounts 2015	Governance 59

REPORT OF THE AUDIT COMMITTEE

COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

John Rishton	8 / 8
Chair (since April 2015)

Byron Grote (Chair until April 2015)	5 / 5
Judith Hartmann (Member since April 2015)	3 / 3
Mary Ma	8 / 8
Hixonia Nyasulu	8 / 8

This table shows the membership of the Committee together with their attendance at meetings during 2015. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2015

• Annual Report and Accounts • Viability assessment • Non-Financial KPIs • Impact of upcoming tax regulations • IT security and data privacy • IT resilience

PRIORITIES FOR 2016

• Exchange rate management • Non-Financial KPIs • IT security and data privacy • Tax strategy and reporting

MEMBERSHIP OF THE COMMITTEE

The Audit Committee is comprised only of independent Non-Executive Directors with a minimum requirement of three such members. It is chaired by John Rishton. The composition of the Committee changed after the AGMs in April 2015 when Byron Grote left the Committee and Judith Hartmann joined the Committee. At that time John Rishton took over the Chairmanship of the Committee from Byron Grote. The other members are Mary Ma and Hixonia Nyasulu. For the purposes of the US Sarbanes-Oxley Act of 2002 John Rishton is the Audit Committee’s financial expert. The Boards have satisfied themselves that the current members of the Audit Committee are competent in financial matters and have recent and relevant experience. Other attendees at Committee meetings (or part thereof) were the Chief Financial Officer, Chief Auditor, Group Controller, Chief Legal Officer, Group Secretary and the external auditors. Throughout the year the Committee members periodically met without others present and also held separate private sessions with the Chief Financial Officer, Chief Auditor and the external auditors, allowing the Committee to discuss any issues in more detail directly.

ROLE OF THE COMMITTEE

The role and responsibilities of the Audit Committee are set out in written terms of reference which are reviewed annually by the Committee taking into account relevant legislation and recommended good practice. The terms of reference are contained within ‘The Governance of Unilever’ which is available on our website at www.unilever.com/corporategovernance. The Committee’s responsibilities include, but are not limited to, the following matters with a view to bringing any relevant issues to the attention of the Boards:

•	oversight of the integrity of Unilever’s financial statements;
•	review of Unilever’s quarterly and annual financial statements (including clarity and completeness of disclosure), and approval of the quarterly trading statements for quarter 1 and quarter 3;

•	oversight of risk management and internal control arrangements;
•	oversight of compliance with legal and regulatory requirements;
•	oversight of the external auditors’ performance, objectivity, qualifications and independence; the approval process of non-audit services; recommendation to the Boards of their nomination for shareholder approval; and approval of their fees, refer to note 25 on page 135;
•	the performance of the internal audit function; and
•	approval of the Unilever Leadership Executive (ULE) expense policy and the review of Executive Director expenses.

In order to help the Committee meet its oversight responsibilities, each year management organise knowledge sessions for the Committee on subject areas within their remit. In 2015, sessions on legislative developments in tax and the reporting and assurance methods used for the Unilever Sustainable Living Plan were held. In addition, both Byron Grote and John Rishton visited one of our key accounting and reporting centres in Bangalore.

HOW THE COMMITTEE HAS DISCHARGED ITS RESPONSIBILITIES

During the year, the Committee’s principal activities were as follows:

FINANCIAL STATEMENTS

The Committee reviewed the quarterly financial press releases together with the associated internal quarterly reports from the Chief Financial Officer and the Disclosure Committee, and with respect to the half-year, and full-year results the external auditors’ reports, prior to their publication. They also reviewed the Annual Report and Accounts and Annual Report on Form 20-F. These reviews incorporated the accounting policies and significant judgements and estimates underpinning the financial statements as disclosed within note 1 on pages 94 and 95. Particular attention was paid to the following significant issues in relation to the financial statements:

•	revenue recognition – estimation of discounts, incentives on sales made during the year, refer to note 2 on page 96;
•	direct tax provisions and contingencies, refer to note 6 on pages 106 to 108; and
•	indirect tax provisions and contingencies, refer to note 19 on page 129

The external auditors have agreed the list of significant issues discussed by the Audit Committee.

For each of the above areas the Committee considered the key facts and judgements outlined by management. Members of management attended the section of the meeting of the Committee where their item was discussed to answer any questions or challenges posed by the Committee. The issues were also discussed with the external auditors and further information can be found on page 86. The Committee was satisfied that there are relevant accounting policies in place in relation to these significant issues and management have correctly applied these policies.

At the request of the Boards the Committee undertook to:

•	review the appropriateness of adopting the going concern basis of accounting in preparing the annual financial statements; and
•	assess whether the business was viable in accordance with the new requirement of the UK Corporate Governance Code. The assessment included a review of the principal risks facing Unilever, their potential impact, how they were being managed, together with a discussion as to the appropriate period for the assessment. The Committee recommended to the Boards that there is a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period of the assessment.

At the request of the Boards the Committee also considered whether the 2015 Annual Report and Accounts was fair, balanced and understandable and whether it provided the necessary information for shareholders to assess the Group’s position and performance, business model and strategy. The Committee was

60 Governance	Unilever Annual Report and Accounts 2015

satisfied that, taken as a whole, the 2015 Annual Report and Accounts is fair, balanced and understandable.

RISK MANAGEMENT AND INTERNAL CONTROL ARRANGEMENTS

The Committee reviewed Unilever’s overall approach to risk management and control, and its processes, outcomes and disclosure. It reviewed:

•	the Controller’s Quarterly Risk and Control Status Report, including Code of Business Principles cases relating to frauds and financial crimes and significant complaints received through the Unilever Code Support Line;
•	the 2015 corporate risks for which the Audit Committee had oversight and the proposed 2016 corporate risks identified by the ULE;
•	management’s improvements to reporting and internal financial control arrangements;
•	processes related to cyber security, information management and privacy;
•	tax planning, insurance arrangements and related risk management;
•	treasury policies, including debt issuance and hedging; and
•	litigation and regulatory investigations.

The Committee reviewed the application of the requirements under Section 404 of the US Sarbanes-Oxley Act of 2002 with respect to internal controls over financial reporting. In addition, the Committee reviewed the annual financial plan and Unilever’s dividend policy and dividend proposals.

During 2015 the Committee continued its oversight of the independent assurance work that is performed on a number of our Unilever Sustainable Living Plan (USLP) metrics (selected on the basis of their materiality to the USLP).

In fulfilling its oversight responsibilities in relation to risk management, internal control and the financial statements, the Committee met regularly with senior members of management and is fully satisfied with the key judgements taken.

INTERNAL AUDIT FUNCTION

The Committee reviewed Corporate Audit’s audit plan for the year and agreed its budget and resource requirements. It reviewed interim and year-end summary reports and management’s response. The Committee carried out an evaluation of the performance of the internal audit function and was satisfied with the effectiveness of the function. The Committee met independently with the Chief Auditor during the year and discussed the results of the audits performed during the year.

AUDIT OF THE ANNUAL ACCOUNTS

KPMG, Unilever’s external auditors and independent registered public accounting firm, reported in depth to the Committee on the scope and outcome of the annual audit, including their audit of internal controls over financial reporting as required by Section 404 of the US Sarbanes-Oxley Act of 2002. Their reports included audit and accounting matters, governance and control, and accounting developments.

The Committee held independent meetings with the external auditors during the year and reviewed, agreed, discussed and challenged their audit plan, including their assessment of the financial reporting risk profile of the Group. The Committee discussed the views and conclusions of KPMG regarding management’s treatment of significant transactions and areas of judgement during the year and KPMG confirmed they were satisfied that these had been treated appropriately in the financial statements.

EXTERNAL AUDITORS

Shareholders approved the appointment of KPMG as the Group’s external auditors at the 2015 AGMs in April. On the recommendation of the Committee, the Directors will be proposing the re-appointment of KPMG at the AGMs in April 2016.

Both Unilever and KPMG have safeguards in place to avoid the possibility that the external auditors’ objectivity and independence could be compromised, such as audit partner rotation and the restriction on non-audit services that the external auditors can perform as described below. The Committee reviewed the report from KPMG on the actions they take to comply with the professional and regulatory requirements and best practice designed to ensure their independence from Unilever.

Each year, the Committee assesses the effectiveness of the external audit process which includes discussing feedback from the members of the Committee and stakeholders at all levels across Unilever. Interviews are also held with key senior management within both Unilever and KPMG.

The Committee also reviewed the statutory audit, audit related and non-audit related services provided by KPMG and compliance with Unilever’s documented approach, which prescribes in detail the types of engagements, listed below, for which the external auditors can be used:

•	statutory audit services, including audit of subsidiaries;
•	audit related engagements – services that involve attestation, assurance or certification of factual information that may be required by external parties;
•	non-audit related services – work that our external auditors are best placed to undertake, which may include:
–	tax services – all significant tax work is put to tender;
–	acquisition and disposal services, including related due diligence, audits and accountants’ reports; and
–	internal control reviews.

Several types of engagements are prohibited, including:

•	bookkeeping or similar services;
•	design and/or implementation of systems or processes related to financial information or risk management;
•	valuation, actuarial and legal services;
•	internal audit;
•	broker, dealer, investment adviser or investment bank services;
•	transfer pricing advisory services; and
•	staff secondments of any kind.

All audit related engagements over €250,000 and non-audit related engagements over €100,000 required specific advance approval by the Audit Committee Chairman. The Committee further approved all engagements below these levels which have been authorised by the Group Controller. These authorities are reviewed regularly and, where necessary, updated in the light of internal developments, external developments and best practice.

The Committee confirms that the Group is in compliance with The Statutory Audit Services for Large Companies Market Investigation (Mandatory use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014. The last tender for the audit of the annual accounts was performed in 2013.

EVALUATION OF THE AUDIT COMMITTEE

As part of the internal Board evaluation carried out in 2015, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2015. Whilst overall the Committee members concluded that the Committee is performing effectively, the Committee agreed that to further enhance its effectiveness they needed to ensure they continued to develop their knowledge of business operations and how they were evolving which would involve further knowledge sessions and site visits.

John Rishton

Chair of the Audit Committee

Judith Hartmann

Mary Ma

Hixonia Nyasulu

Unilever Annual Report and Accounts 2015	Governance 61

REPORT OF THE CORPORATE RESPONSIBILITY COMMITTEE

COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

Louise Fresco	4 / 4
Chair

Laura Cha	3 / 4
Feike Sijbesma (Member since April 2015)	1 / 2

This table shows the membership of the Committee together with their attendance at meetings during 2015. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2015

• Review of Unilever’s Code of Business Principles and Responsible Sourcing Policy • Milestones on the Unilever Sustainable Living Plan • Launch of first human rights report

PRIORITIES FOR 2016

• Compliance, particularly social compliance, by third parties • Progress on the Unilever Sustainable Living Plan (USLP) • Corporate reputational risk assessment

TERMS OF REFERENCE

The Corporate Responsibility Committee oversees Unilever’s conduct as a responsible multinational business. The Committee is also charged with ensuring that Unilever’s reputation is protected and enhanced. A central element of the Committee’s role is the need to identify any external developments that are likely to have an influence upon Unilever’s standing in society and to bring these to the attention of the Boards.

The Committee comprises three Non-Executive Directors: Louise Fresco, who chairs the Committee, Laura Cha, and Feike Sijbesma, who was appointed to the Committee on 30 April 2015. The Chief Marketing & Communications Officer attends the Committee’s meetings.

The Committee’s discussions are informed by the perspectives of the Group’s two sustainability leadership groups, both of which are chaired by the Chief Marketing & Communications Officer. The first is the Unilever Sustainable Living Plan Council – a group of experts from outside the Group who advise Unilever’s senior leadership on its sustainability strategy. The second is the Unilever Sustainable Living Plan Steering Team – the group of Unilever’s senior executives who are accountable for driving sustainable growth. The insights from these groups help to keep the Boards informed of current and emerging trends and any potential risks arising from sustainability issues.

During 2015 the Committee reviewed its terms of reference of the Committee and, on the recommendation of the Committee, the Boards approved minor changes to the terms.

The Committee’s terms of reference and details of the Unilever Sustainable Living Plan Council are available on our website at www.unilever.com/corporategovernance and www.unilever.com/sustainable-living/governance respectively.

MEETINGS

Meetings are held quarterly and ad hoc as required. The Committee Chairman reports the conclusions to the Boards. Four meetings were held in 2015. Taking into account the Committee’s terms of reference, Unilever’s corporate risks and the priorities the Committee sets itself for the year, the Committee works to a structured agenda, enabling members to focus in detail on the responsibilities assigned to them.

The agenda covers Unilever’s Code of Business Principles (the Code), litigation and investigations as well as occupational safety, product safety and quality, the USLP and corporate reputation as well as a range of strategic and current issues.

CODE OF BUSINESS PRINCIPLES

The Code and associated Code Policies set out the standards of conduct expected of employees. Compliance with them is an essential element in ensuring Unilever’s continued business success. The Chief Executive Officer is responsible for implementing these principles, supported by the Global Code and Policy Committee which is chaired by the Chief Legal Officer.

The Committee is responsible for the oversight of the Code and Code Policies, ensuring that they remain fit for purpose and are appropriately applied. The Audit Committee also considers the Code as part of its remit to review risk management.

The Committee maintains close scrutiny of the mechanisms for compliance with the Code and Code Policies as ongoing compliance is essential to promote and protect Unilever’s values and standards, and hence the good reputation of the Group. At each meeting the Committee reviews the completion of investigations into non-compliance with the Code and Code Policies and is alerted to any trends arising from such non-compliance.

In addition, the Committee keeps a close watch on compliance with Unilever’s Responsible Sourcing Policy for suppliers and its new Responsible Business Partner Policy for third parties. By initiating a new policy specifically for business partners such as distributors, Unilever is making a step change in its compliance approach. Unilever piloted the Responsible Business Partner Policy in a number of countries during 2015.

SAFETY

The Committee reviews quarterly scorecard analyses of progress on occupational safety and product safety. These scorecards are complemented by regular in-depth discussions so that Committee members may reassure themselves that Unilever’s systems and processes remain robust.

Occupational safety remains a priority for Unilever. The Committee welcomed Unilever’s increased focus on road safety, especially the ban on using mobile phones and other electronic devices while driving.

The ban was introduced because mobile phone use is considered one of the leading causes of vehicle accidents worldwide. Research shows that drivers using mobiles – even hands-free – are four times more likely to be involved in an accident. And 90% of road deaths happen in developing and emerging countries, the same regions in which Unilever is seeking to grow its business. Between 2007 and 2015, car accidents were the main cause of death and life-changing injuries to employees and members of the public.

The ban came into effect in July 2015 and was supported by the campaign ‘Motor On, Mobile Off’ to alert employees to the new mandatory safety practice. The Committee will continue to scrutinise this area to ensure risks are mitigated.

62 Governance	Unilever Annual Report and Accounts 2015

UNILEVER SUSTAINABLE LIVING PLAN (USLP)

Unilever’s Purpose is to make sustainable living commonplace and the USLP is at the heart of Unilever’s vision to accelerate growth in the business whilst reducing its environmental footprint and increasing its positive social impact.

But Unilever recognises that change needs to be driven on a wider scale to tackle the world’s major social, environmental and economic issues – what is needed is fundamental ‘transformational’ change to broader systems. To this end, Unilever is combining its own actions with external advocacy on public policy and joint working with partners, focusing on three areas where it has the scale, influence and resources to make a difference: eliminating deforestation; sustainable agriculture and smallholder farmers; and water, sanitation and hygiene. In all these areas, empowering women is crucial to eradicating poverty and accelerating development.

Given its strategic importance, the Committee monitors progress against the USLP and any potential risks arising from it and the Group’s transformational change agenda that could affect Unilever’s reputation.

EMBEDDING SUSTAINABLE LIVING INTO THE BUSINESS

In July the Committee was briefed on two important workstreams to further embed sustainable living into the business to drive growth. The first is the development and piloting of a structured approach to defining the business case for sustainability. This simple framework seeks to quantify four primary value drivers for the business – more growth, lower costs, less risk, more trust – and is intended to provide strategic input into business planning across categories and functions. The second is a methodology for defining ‘Sustainable Living brands’ which enables brands to generate a systematic view of their progress across social and environmental factors.

FIRST HUMAN RIGHTS REPORT

In 2014, the Enhancing Livelihoods pillar of the USLP was expanded with new commitments covering fairness in the workplace, opportunities for women and inclusive business. The promotion of human rights across Unilever’s value chain is an important component in these commitments and the Committee welcomed the publication of Unilever’s inaugural human rights report in June.

The new UN Guiding Principles Reporting Framework provides comprehensive guidance for businesses to report how they are implementing the UN Guiding Principles on Business and Human Rights. Unilever was the first to adopt the new principles and the first to produce a detailed, stand-alone report using the framework. ‘Enhancing Livelihoods, Advancing Human Rights’ outlines Unilever’s objectives to respect human rights and to actively promote them across all areas of the business.

The report highlights Unilever’s work to empower women, progress in the fight against sexual harassment, and the steps to address health and safety issues across the supply chain. It also describes key areas of focus for the future, which include human rights issues beyond first-tier suppliers and continuing collaboration with other organisations in order to influence systemic change.

MONITORING REPUTATION

A global business working in many countries comes across numerous issues in its everyday operations. It is crucial therefore that the Committee seeks regular briefings on the systems and processes in place for managing issues. The Committee requests an annual summary of the most material issues Unilever is dealing with, which in 2015 included issues such as climate change, food and beverage taxes, the responsible use of technology and human and labour rights. Compliance with Unilever standards, including social compliance by third parties, and vigilance on Unilever’s standing in society will continue to be a priority for the Committee in 2016.

Given the Committee’s role in ensuring Unilever’s reputation is well managed, it can also seek independent views on how Unilever is perceived in society. One of the major annual surveys of reputation in sustainability is conducted by the research agency Globescan. Its methodology draws on the views of over 800 sustainability experts across more than 80 countries. It reveals that an increasing number of them see that corporate leadership in sustainable development is mainly driven by making sustainability part of the company’s core business model. 38% of respondents said that Unilever is ‘integrating sustainability into its business strategy’, putting it well ahead of others in this respect.

LITIGATION REVIEW

The Chief Legal Officer reports to the Committee on litigation and regulatory matters which may have a reputational impact including environmental issues, bribery and corruption compliance and competition law compliance. For further information on ‘legal proceedings’ please see note 20 on page 131.

EVALUATION OF THE CORPORATE RESPONSIBILITY COMMITTEE

As part of the internal Board evaluation carried out in 2015, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2015. Whilst overall the Committee members concluded that the Committee is performing effectively, the Committee has agreed to further enhance its effectiveness by holding further knowledge sessions on topics such as assessing the impacts of the USLP. The Corporate Responsibility Committee will maintain its independent view of Unilever, and will keep this view centre-stage in its critique of the Group’s reputation and standing in society.

Louise Fresco

Chair of the Corporate Responsibility Committee

Laura Cha

Feike Sijbesma

Further details on the USLP can be found in Unilever’s online Sustainable

Living Report 2015, to be published in April 2016.

www.unilever.com/sustainable-living

Unilever Annual Report and Accounts 2015	Governance 63

REPORT OF THE NOMINATING AND

CORPORATE GOVERNANCE COMMITTEE

COMMITTEE MEMBERS, MEMBERSHIP STATUS

AND ATTENDANCE

ATTENDANCE

Feike Sijbesma	8 / 8
Chair (since April 2015)

Kees Storm (Chair until April 2015)	2 / 2
Laura Cha (Member since April 2015)	8 / 8
Michael Treschow	10 / 10
Sir Malcolm Rifkind (Member until April 2015)	2 / 2

This table shows the membership of the Committee together with their attendance at meetings during 2015. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2015

• Recommendations for new Non-Executive Directors • Planning for Chairman succession • Monitoring of emerging Corporate Governance developments

PRIORITIES FOR 2016

• Chairman succession and induction • Develop pipeline of potential (Non-Executive and Executive) Director candidates • Participating in the FRC corporate culture project

ROLE AND MEMBERSHIP OF THE COMMITTEE

The Nominating and Corporate Governance Committee is responsible for evaluating the balance of skills, experience, independence and knowledge on the Boards and for drawing up selection criteria, ongoing succession planning and appointment procedures. It also has oversight of all matters relating to corporate governance and brings any issues in this respect to the attention of the Boards.

The Committee’s terms of reference are set out in ‘The Governance of Unilever’ which can be found on our website at www.unilever.com/corporategovernance. During the year, the Committee reviewed its own terms of reference to determine whether its responsibilities are properly described. The amended terms became effective on 1 January 2016.

The Committee is comprised of two Non-Executive Directors and the Chairman. The Group Secretary acts as secretary to the Committee. Other attendees at Committee meetings in 2015 (or part thereof) were the Chief Executive Officer, the Chief HR Officer and relevant external search agencies.

In 2015 the Committee met ten times. At the start of the year the Committee considered the results of the Committee’s annual self-evaluation for 2014 and its priorities for the year and used these to help create an annual plan for meetings for 2015.

APPOINTMENT AND REAPPOINTMENT OF DIRECTORS Reappointment: Non-Executive Directors normally serve for a maximum of nine years. The schedule the Committee uses for orderly succession planning of Non-Executive Directors can be found on our website at www.unilever.com/committees. All existing Executive and Non-Executive Directors, unless they are retiring, submit themselves for evaluation by the Committee every year. The Chairman will inform the Committee of the outcomes of his discussions with each Director on individual performance. Based upon the evaluation of the Boards, its Committees and the continued good performance of individual Directors, the Committee recommends to each Board a list of Directors for re-election at the relevant company’s AGMs. In 2015, Byron Grote, Sir Malcolm Rifkind, Kees Storm and Paul Walsh decided not to put themselves forward for re-election at the 2015 AGMs in April 2015. The Committee proposed the reappointment of all other Directors. Directors are appointed by shareholders by a simple majority vote at the AGMs.

The Committee also recommends to the Boards candidates for election as Chairman and Vice-Chairman and Senior Independent Director. After being reappointed as Non-Executive Directors at the 2015 AGMs, Ann Fudge became the Vice-Chairman and Senior Independent Director, and the following appointments of Committee Chairs were made: John Rishton (Audit Committee), Ann Fudge (Compensation Committee) and Feike Sijbesma (Nominating and Corporate Governance Committee). Louise Fresco remained as Chair of the Corporate Responsibility Committee.

Appointment: When recruiting, the Committee will take into account the profile of Unilever’s Boards of Directors set out in ‘The Governance of Unilever’ which is in line with the recommendations of applicable governance regulations and best practice. Pursuant to the profile the Boards should comprise a majority of Non-Executive Directors who are independent of Unilever, free from any conflicts of interest and able to allocate sufficient time to carry out their responsibilities effectively. With respect to composition and qualities, the Boards should be in keeping with the size of Unilever, its portfolio, culture and geographical spread and its status as a listed company, and the Boards should have sufficient financial literacy. The objective pursued by the Boards is to have a variety of age, gender, expertise, social background and nationality and, wherever possible, the Boards should reflect Unilever’s consumer base and take into account the footprint and strategy of the Group. In addition, the Non-Executive Directors in aggregate should have sufficient understanding of the markets where Unilever is active in order to understand the key trends and developments relevant for Unilever.

In 2015, the Committee engaged the services of Russell Reynolds Associates and MWM Consulting (both executive search agencies which also assist Unilever with the recruitment of senior executives) to assist with the recruitment of new Non-Executive Directors with the appropriate skills and expertise.

In the early part of the year, the Committee reviewed candidates presented by the agency, or recommended by Directors, an interview process was followed and the Committee ultimately recommended to the Boards that Nils Andersen, Vittorio Colao and Judith Hartmann all be nominated as new Non-Executive Directors at the 2015 AGMs. In April 2015 the AGMs resolved to appoint Nils and Judith with immediate effect and to appoint Vittorio with effect from 1 July 2015. Nils, Judith and Vittorio have further strengthened the financial and digital expertise and industry experience of the Boards.

64 Governance	Unilever Annual Report and Accounts 2015

Succession Planning: In consultation with the Committee, the Boards review both the adequacy of succession planning processes and the actual succession planning at each of Board and ULE level.

The Committee, on behalf of the Boards, continued during 2015 to work on succession planning for the Boards given that Michael Treschow (the Chairman) and Hixonia Nyasulu were expected to retire in April 2016, each having then served for the maximum nine years.

Chairman Succession: Having agreed in the 2014 Board and Committee evaluation process that the Committee should give fuller feedback to the Boards on the appointment process of Non-Executive Directors the Committee actively engaged with the Boards in 2015 on the profile of a future Chairman.

The Boards agreed that the main accountabilities of Unilever’s Chairman were that the Chairman should chair the shareholder meetings, oversee the overall strategy, act as a sounding board for the Executive Directors and the Non-Executive Directors, plan for succession of all Board members, keep all communication open between the Boards and set an example of integrity and ethical leadership for the entire Unilever Group. In addition, in view of Unilever’s objectives and activities, it was important to the Committee and the Boards that the profile of the new Chairman included a proven track record as a CEO, deep knowledge of industry, experience of working at more than one company, ability to spend sufficient time in Europe and support for the Unilever Sustainable Living Plan.

During the search, the experience of each potential candidate was matched against the profile agreed by the Boards, the views of Russell Reynolds and MWM on the shortlists of candidates drawn up by the Committee were shared with the Boards, and the preferred candidate met with all Directors.

Unilever Leadership Executive: During 2015, the Committee consulted with the Chief Executive Officer on the selection criteria and appointment procedures for senior management changes, including changes to the ULE. In particular, the Committee was consulted on the appointments of Graeme Pitkethly and Amanda Sourry to the ULE and the appointment of Graeme as the new Chief Financial Officer with effect from 1 October 2015 when Jean-Marc Huët ceased to be an Executive Director and hence ceased to hold executive office.

DIVERSITY POLICY

Unilever has long understood the importance of diversity within our workforce because of the wide range of consumers we connect with globally. This goes right through our organisation, starting with the Boards. The Boards feel that, whilst gender is an important part of diversity, Unilever Directors will continue to be selected on the basis of their wide-ranging experience, backgrounds, skills, knowledge and insight.

Unilever’s Board Diversity Policy, which is reviewed by the Committee each year, can be found on our website at www.unilever.com/boardsofunilever. The Committee also reviewed and considered relevant recommendations on diversity and remains pleased that over 50% of our Non-Executive Directors are women.

CORPORATE GOVERNANCE DEVELOPMENTS

The Committee reviews relevant proposed legislation and changes to relevant corporate governance codes at least twice a year. It carefully considers whether and how the proposed laws/rules would impact upon Unilever and whether Unilever should participate in consultations on the proposed changes.

For example, during 2015 the subject of beneficial ownership transparency and the new proposed legislation in the United Kingdom were considered by the Committee as was the progress of the European Shareholder Rights Directive.

EVALUATION

As part of the internal Board evaluation carried out in 2015, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2015. Whilst overall the Committee members concluded that the Committee is performing well, the Committee has agreed to further enhance its effectiveness by developing the pipeline of potential (Non-Executive and Executive) Director candidates.

Feike Sijbesma

Chair of the Nominating and Corporate

Governance Committee

Laura Cha

Michael Treschow

Unilever Annual Report and Accounts 2015	Governance 65

DIRECTORS’ REMUNERATION REPORT

COMMITTEE MEMBERS AND ATTENDANCE

ATTENDANCE

Ann Fudge (Chair since April 2015)	6 / 6
Paul Walsh (Chair until April 2015)	3 / 3
Nils Andersen (Member since April 2015)	3 / 3
Vittorio Colao (Member since July 2015)	2 / 2
Michael Treschow	6 / 6
Kees Storm (Member until April 2015)	3 / 3

This table shows the attendance of Directors at Committee meetings held in the year ended 31 December 2015. If Directors are unable to attend a meeting, they have the opportunity beforehand to discuss any agenda items with the Committee Chair. Attendance is expressed as the number of meetings attended out of the number eligible to be attended.

HIGHLIGHTS OF 2015

•  No changes have been made to the Remuneration Policy during the year. The Committee reviewed the remuneration framework and concluded that it continues to serve Unilever well and people understand how it works. In reaching this conclusion, different alternatives and scenarios were reviewed to assess whether they would further enhance alignment and linkage between remuneration and strategy. This review will continue in 2016 in preparation for renewal of the Remuneration Policy in 2017.

•  Benchmarking exercises for Unilever’s ‘Top 100’ executive management population below Executive Director level show that Unilever continues to be aligned against market pay rates.

•  In 2015 Unilever offered staff in over 100 countries the opportunity to participate in the SHARES plan which enables staff who are not eligible for executive share incentives the opportunity to buy three Unilever shares and get one Unilever share free.

PRIORITIES FOR 2016

•  Further review and shaping of Unilever’s future reward framework to ensure that it remains aligned with strategy and long-term shareholder value creation, with a view to extending, modifying or replacing our Remuneration Policy at the 2017 AGMs.

•  Review of the development of Unilever’s ‘Fair Compensation Framework’ and alignment with Living Wages.

•  Review of progress in implementing and enhancing ‘SHARES’ (Unilever’s global all-employee share acquisition plan).

•  Communication with both shareholders and stakeholders during the year in advance of the 2017 renewal of Unilever’s Remuneration Policy and the Global Share Incentive Plan.

FORMAT OF THE DIRECTORS’ REMUNERATION REPORT

Our Directors’ Remuneration Report is split into the following sections:

•	Chairman’s letter – page 67
•	Remuneration Principles – page 68
•	Annual Remuneration Report – pages 69 to 83

REMUNERATION POLICY

Our Remuneration Policy, which was adopted at the 2014 NV and PLC AGMs, remains unchanged for 2016 and is available on our website. Reward decisions taken for 2016 by the Compensation Committee have been reflected in the supporting information in the Remuneration Policy table.

www.unilever.com/ara2015/downloads

66 Governance	Unilever Annual Report and Accounts 2015

CHAIRMAN’S LETTER

DEAR SHAREHOLDERS,

As the new Compensation Committee Chair, I am pleased to present Unilever’s 2015 Directors’ Remuneration Report. I outline below our performance and the decisions we have made on remuneration, all of which have been made in the context of the Committee’s long-held remuneration principles, as set out below.

BUSINESS PERFORMANCE AND REMUNERATION OUTCOMES FOR 2015

ANNUAL BONUS – ANOTHER YEAR OF CONSISTENT PERFORMANCE DELIVERY

Despite a continuing tougher external environment, 2015 saw a good delivery of our targets for financial performance, operational excellence and sustainable development. Unilever’s efforts to deliver sharper category strategies, greater focus on the core and the sustained investments we are making behind our innovations have improved growth. Despite the increasingly volatile environment, we achieved underlying sales growth of 4.1% with a step-up in volume growth and have continued to grow ahead of our markets. By challenging our costs and taking out any non-value-added activity that is not helping to build the business, we delivered core operating margin improvement of 0.3 percentage points.

In 2015 the Committee decided to focus on the importance of cash generation in view of lower global growth rates by replacing underlying volume growth with growth in free cash flow (FCF). For the purpose of the annual bonus calculations, we adjusted FCF delivery from €4.8 billion for one-offs to €4.3 billion (up €0.4 billion from last year). On a formulaic basis the outcome of Unilever’s 2015 performance was 118% of target. Adjusting for quality of results and relative performance, the Committee agreed an above-par 2015 annual bonus outcome of 110% of target. The Committee believes this represents a fair assessment of Unilever’s overall performance over 2015. Personal performance of the Executive Directors has been recognised by the Committee through the remuneration outcomes for 2015 with a bonus of 185% of salary (92% of maximum) for the CEO, Paul Polman, and a bonus of 110% of salary (73% of maximum) for the former CFO, Jean-Marc Huët.

GLOBAL SHARE INCENTIVE PLAN (GSIP) AND MANAGEMENT CO-INVESTMENT PLAN (MCIP) – SUSTAINED PERFORMANCE DELIVERY

Over the past three years, Unilever has delivered consistent financial performance. Underlying sales growth during this period was 3.8% per annum and core operating margin improvement over the period was an average of 0.37 percentage points per year, demonstrating management’s drive for consistent top and bottom line growth. Unilever also generated strong operating cash in the period, with cumulative operating cash flow of €16.6 billion. Total shareholder return (TSR) over this three-year period was below the performance of many of our peers and, as such, no part of the GSIP and MCIP awards related to TSR will vest. On the basis of this performance, the Committee determined that the GSIP and MCIP awards to the end of 2015 will vest at 98% of initial award levels (ie 49% of maximum for GSIP and 65% of maximum for MCIP (which is capped at 150% for the Executive Directors)).

EXECUTIVE DIRECTOR CHANGES

Jean-Marc Huët stepped down from the role of CFO and Executive Director on 1 October 2015. Graeme Pitkethly became CFO on that same date and he will be proposed for election to the Boards at the AGMs in April 2016. In line with our shareholder-approved Remuneration Policy, Jean-Marc Huët was treated as a ‘good leaver’ for 2013-2015 GSIP and MCIP awards with performance conditions to be measured at the normal vesting date and awards being pro-rated for length of service. Full details of the payment relating to Jean-Marc Huët’s cessation of employment are set out on page 78. Graeme Pitkethly’s remuneration for his role as Executive Director with effect from the 2016 AGMs is structured wholly in line with our Remuneration Policy and details are set out on page 69.

REMUNERATION FOR 2016

In accordance with our Remuneration Policy, the base salary of Executive Directors is reviewed every year. The Committee undertook this review in November 2015. Based on his firmly established and sustained track record of good performance, the Committee believes further increases to the CEO’s salary would be justified. However, it agreed to Paul Polman’s request to not increase his base salary in light of his view that the CEO should be rewarded through performance-based pay rather than a salary increase. Annual bonus opportunity and GSIP and MCIP award levels will remain unchanged. The fees for the current Chairman and Non-Executive Directors will also be unchanged for 2016.

STRATEGIC LINKAGE OF REWARD TO BUSINESS PERFORMANCE

In preparation for the 2016 annual bonus and long-term incentive plan awards, the Committee has undertaken a review of the performance measures and targets that will determine vesting of these awards. Unilever’s success is driven by continued focus on delivering consistent and competitive growth in a sustainable and profitable manner. Accordingly, underlying sales growth and core operating margin improvement are key measures in our annual bonus plan and long-term executive incentive plans. Cash flow generation remains central to the success of the business in terms of both returns to shareholders and investment for future growth and therefore remains a performance measure in both our annual bonus plan (free cash flow) and long-term incentive plans (operating cash flow). The Committee therefore concluded that the performance measures for our 2016 annual bonus plan and for the 2016-2018 performance cycle of our long-term executive incentive plans should remain unchanged. For reasons of commercial sensitivity the target ranges for our performance measures will be disclosed together with the outcomes of incentive plans at the end of the respective performance periods.

REMUNERATION FRAMEWORK

Having considered various alternatives, the Committee decided not to make material changes to Unilever’s remuneration framework or Remuneration Policy for 2016. The current remuneration framework has served Unilever well and this view is endorsed generally by the majority of our largest shareholders whom Michael Treschow and I met in September 2015. Nonetheless, in advance of the renewal of Unilever’s Remuneration Policy and the GSIP in 2017, we are continuing the process with a further full review of our remuneration framework in 2016.

This will ensure that future remuneration arrangements are fully aligned with our long-term strategy to deliver value to shareholders and that performance measures for incentive plans are transparent and fully aligned with our business plans. The Committee’s views on this will be developed over the coming months and I look forward to consulting our shareholders and receiving feedback in shaping our proposals to extend, modify or replace our Remuneration Policy at the 2017 AGMs.

Ann Fudge

Chair of the Compensation Committee

Unilever Annual Report and Accounts 2015	Governance 67

DIRECTORS’ REMUNERATION REPORT CONTINUED

REMUNERATION PRINCIPLES

SUPPORTING THE DELIVERY OF OUR STRATEGY THROUGH REMUNERATION ARRANGEMENTS

Our vision is to accelerate growth in the business, while reducing our environmental footprint and increasing our positive social impact, through a focus on our brands, our operations, our people and the Unilever Sustainable Living Plan (USLP). Remuneration is one of the key tools that we have as a business to help us to motivate our people to achieve our goals.

Our remuneration arrangements are designed to support our business vision and the implementation of our strategy. The key elements of our remuneration package for Executive Directors are summarised below:

THE PACKAGE HAS BEEN DESIGNED BASED ON THE FOLLOWING KEY PRINCIPLES:

PAYING FOR PERFORMANCE	g

The focus of our package is on variable pay, based on annual and long-term performance. Performance-related elements are structured so that target levels of reward are competitive, but Executive Directors can only earn higher rewards if they exceed the ongoing standards of performance that Unilever requires.

ALIGNING PERFORMANCE MEASURES WITH STRATEGY	g

The performance measures for our annual and long-term plans have been selected to support our business strategy and the ongoing enhancement of shareholder value through a focus on increasing sales, improving margin, cash generation and returns for shareholders.

DELIVERING SUSTAINABLE PERFORMANCE	g

Acknowledging that success is not only measured by delivering financial returns, we also consider the quality of performance in terms of business results and leadership, including corporate social responsibility and progress against the USLP, when determining rewards.

	g	To ensure that remuneration arrangements fully support our sustainability agenda, the personal performance goals under the annual bonus include USLP targets, where relevant.

ALIGNMENT WITH SHAREHOLDER INTERESTS	g

The majority of the package for our Executive Directors is delivered in Unilever shares to ensure that the interests of executives are aligned with shareholders’ interests. This is further supported by significant shareholding requirements, ensuring that a substantial portion of each Executive Director’s personal wealth is linked to Unilever’s share price performance.

	g	Non-Executive Directors are also encouraged to build up their personal holding of Unilever shares to ensure alignment with shareholders’ interests.

PAYING COMPETITIVELY	g

The overall remuneration package offered to Executive Directors should be sufficiently competitive to attract and retain highly experienced and talented individuals, without paying more than is necessary.

PREVENTING INAPPROPRIATE RISK-TAKING	g

The Committee believes that Unilever’s risk management process provides the necessary control to prevent inappropriate risk-taking. When the Committee reviews the structure and levels of performance- related pay for Executive Directors and other members of the Unilever Leadership Executive (ULE), it considers whether these might encourage behaviours that are incompatible with the long-term interests of Unilever and its shareholders or that may raise any environmental, social or governance risks. Where necessary, the Committee would take appropriate steps to address this.

68 Governance	Unilever Annual Report and Accounts 2015

ANNUAL REMUNERATION REPORT

The following sets out how Unilever’s Remuneration Policy, which is available on our website, will be implemented in 2016 and how it was implemented in 2015.

www.unilever.com/ara2015/downloads

IMPLEMENTATION OF THE REMUNERATION POLICY IN 2016 FOR EXECUTIVE DIRECTORS

Graeme Pitkethly

Graeme Pitkethly became CFO and a member of the ULE on 1 October 2015. He will be proposed for election as an Executive Director of the Boards of NV and PLC at the AGMs in April 2016 and therefore his 2015 remuneration is not disclosed herein. The Committee approved the following remuneration package for Graeme Pitkethly, which came into effect from 1 October 2015:

•	base salary: £625,000;
•	fixed allowance: £200,000;
•	annual bonus for 2016: target award 100% of base salary with a maximum of 150% of base salary. Before Graeme became CFO his target award was 70% of base salary. These rates have been applied pro rata for 2015 with the higher rate from the date of his appointment as CFO;
•	MCIP share award from 2016: a minimum of 25% of gross bonus must be, and up to 60% may be, invested in Unilever shares and matched under the terms of the MCIP with vesting in the range of zero to 150%;
•	GSIP share award from 2016: target award of 150% of base salary, ie the 2016 award has a face value of £937,500 under the terms of the GSIP, to vest in 2019 in the range of zero to 200%; and
•	death, disability and medical insurance cover and actual tax return preparation costs in line with Unilever’s Remuneration Policy.

Graeme’s package, as above, will remain unchanged if he is appointed as an Executive Director at the AGMs in April 2016. His remuneration package is in accordance with the approved Remuneration Policy. The Committee believes that the positioning of the package represents an acceptable balance in view of various considerations, such as Jean-Marc Huët’s package, competitive external market pay rates across Unilever’s peer group and Graeme’s previous package.

ELEMENTS OF REMUNERATION

FIXED ELEMENTS	AT A GLANCE	DESCRIPTION
OF REMUNERATION

BASE SALARY	Salary effective from 1 January 2016: • CEO – £1,010,000 (unchanged from 2015) • CFO – £625,000

The Committee recognises that the CEO’s salary is below competitive benchmarks compared to similar sized UK and European companies. Having regard to the CEO’s sustained track record of good performance, the Committee has expressed its intention to make further increases to salary to address this over the last few years. However, the Committee once more agreed to Paul Polman’s request to not increase his base salary in light of his view that the CEO should be rewarded through performance-based pay rather than a salary increase. Accordingly, the CEO’s salary will be held steady for the fourth year in a row.

Graeme Pitkethly’s salary has been set in accordance with the approved Remuneration Policy and with regard to the previous CFO’s salary level, competitive external market pay rates across Unilever’s peer group and his previous package inside Unilever.

FIXED ALLOWANCE	Fixed allowance for 2016: • CEO – £250,000 • CFO – £200,000	A fixed allowance not linked to base salary is provided as a simple, competitive alternative to the provision of itemised benefits and pensions.
OTHER BENEFIT ENTITLEMENTS	• Amounts for other benefits are not known until the year end.

In line with Unilever’s Remuneration Policy, Executive Directors will be provided with death, disability and medical insurance cover and actual tax return preparation costs in 2016.

www.unilever.com/ara2015/downloads

In line with the commitments made to the current CEO on recruitment and included in the Remuneration Policy, Unilever also pays the CEO’s social security obligations in his country of residence to protect him against the difference between employee social security obligations in his country of residence versus the UK.

Conditional supplemental pension

The CEO also receives a conditional supplemental pension accrual to compensate him for the arrangements forfeited on leaving his previous employer. The CEO will receive a contribution to his supplemental pension of 12% of the lower of his actual base salary over the year and his 2011 base salary (£920,000) plus 3% per annum. The cap for 2016 has been kept at £976,028 with a maximum contribution of £117,123.

This supplemental pension accrual is conditional on the CEO remaining in employment with Unilever to age 60 and subsequently retiring from active service or his death or total disability prior to retirement.

Unilever Annual Report and Accounts 2015	Governance 69

DIRECTORS’ REMUNERATION REPORT CONTINUED

PERFORMANCE ELEMENTS OF REMUNERATION

The actual targets for the annual bonus and the three business-focused performance measures for the MCIP and GSIP awards to be made in 2016 have not been disclosed up front. The Boards deem this to be commercially sensitive information as targets could reveal information about Unilever’s business plan and budgeting process to competitors, which could be damaging to Unilever’s business interests and therefore to shareholders. Where appropriate, targets will be disclosed in the Directors’ Remuneration Report following the end of the respective performance period.

Performance measures are selected to align with Unilever’s clearly stated growth ambition and our long-term business strategy. Unilever’s primary business objective is to generate a sustainable improvement in business performance through increasing underlying sales while steadily improving core operating margins and cash flow.

The measures chosen for the annual and long-term incentives support the delivery of this objective. Performance measures focus management on the delivery of a combination of top-line revenue growth and bottom-line profit growth that Unilever believes will build shareholder value over the longer term. The use of a performance measure based on total shareholder return measures Unilever’s success relative to peers.

PERFORMANCE ELEMENTS OF REMUNERATION	AT A GLANCE	DESCRIPTION
ANNUAL BONUS	• CEO – target 120% of base salary, maximum 200% of base salary. • CFO – target 100% of base salary, maximum 150% of base salary.	The performance measures for 2016 will be:

In addition, when determining annual bonus awards, the Committee will also consider personal performance and the quality of results in terms of both business results and leadership, including corporate social responsibility and progress against the delivery of USLP goals.

MCIP 2016

•  Out of their annual bonus awards, Executive Directors are required to invest 25% of their gross bonus and may invest up to 60% of their gross bonus in the MCIP (investment shares which are held in the individual’s name).

•  They are awarded an equal number of MCIP matching shares.

•  Maximum vesting for matching shares is 150% of the initial award.

•  The maximum award of matching shares for the CEO and CFO (as a percentage of base salary at grant), assuming maximum bonus and maximum deferral under the MCIP, would be 180% of base salary and 135% of base salary respectively.

Matching shares awarded under the MCIP in 2016 will be subject to the same performance measures as GSIP awards made in the year. Further details of the performance measures are disclosed below.

The Committee considers that using the same performance measures across both the MCIP and GSIP is appropriate, as the performance measures used reflect our key strategic goals and maintain the alignment of our incentive plans with the delivery of our clearly stated growth ambitions. Given that we use four different performance measures, the Committee believes that the proportion of remuneration linked to each performance measure is not excessive.

GSIP 2016 AWARDS

•  Target award 200% of base salary for the CEO and 150% of base salary for CFO.

•  Maximum vesting of 200% initial award.

•  Maximum vesting of 400% of base salary for the CEO and 300% of base salary for the CFO.

Performance targets are assessed over a three-year period. Performance measures for 2016 awards:

70 Governance	Unilever Annual Report and Accounts 2015

(a)	For the three business-focused performance measures, 25% of target awards vest for achieving threshold performance. 200% of target awards vest (capped at 150% under the MCIP) for maximum performance.
(b)	For the relative TSR measure, Unilever’s TSR is measured against a comparator group of other consumer goods companies. TSR measures the return received by a shareholder, capturing both the increase in share price and the value of dividend income (assuming dividends are reinvested). The TSR results are measured on a common currency basis to better reflect the shareholder experience.

 The current TSR peer group is as follows:

Avon	Colgate-Palmolive	Henkel	L’Oréal	Reckitt Benckiser
Beiersdorf	Danone	Kao	Nestlé	Shiseido
Campbell Soup	General Mills	Kellogg’s	PepsiCo
Coca-Cola	Estée Lauder	Kimberly-Clark	Procter & Gamble

The TSR comparator group consists of 18 companies (19 including Unilever). No shares in the portion of the award subject to TSR vest if Unilever is ranked below position 10 in the peer group at the end of the three-year period, 50% vests if Unilever is ranked 10th, 100% vests if Unilever is ranked 7th and 200% (150% under the MCIP) vests if Unilever is ranked 3rd or above. Straight-line vesting occurs between these points. The Committee may change the TSR vesting levels set out above if the number of companies in the TSR comparator group changes.

ULTIMATE REMEDY/MALUS

Grants under the GSIP and MCIP are subject to ultimate remedy. Upon vesting of an award, the Committee shall have the discretionary power to adjust the value of the award if the award, in the Committee’s opinion taking all circumstances into account, produces an unfair result. In exercising this discretion, the Committee may take into account Unilever’s performance against non-financial measures. The Committee will only adjust the value of a vesting GSIP and MCIP award upwards after obtaining shareholder consent. With effect from the 2015 GSIP and MCIP awards, the Committee may apply malus to reduce an award or determine that it will not vest or only vest in part in the event of a significant downward restatement of the financial results of Unilever, gross misconduct or gross negligence, material breach of Unilever’s Code of Business Principles or any of the Unilever Code Policies or conduct by the individual that results in significant losses or serious reputational damage to Unilever. The annual bonus will also be subject to malus on the same grounds as apply for GSIP and MCIP awards.

CLAW-BACK

The Committee has discretion to reclaim or claw-back some or all of the value of awards of performance-related payments to Executive Directors in the event of a significant downward restatement of the financial results of Unilever. This includes the annual bonus together with any awards that have been made and/or vested shares under the Share Matching Plan, the GSIP and the MCIP. This claw-back may be effected up to two years from vesting by reducing outstanding awards or requiring the return of the net value of vested awards to Unilever.

In 2015, the Committee did not reclaim or claw-back any of the value of awards of performance-related payments to Executive Directors.

SINGLE FIGURE OF REMUNERATION AND IMPLEMENTATION OF THE REMUNERATION POLICY IN 2015 FOR EXECUTIVE DIRECTORS (AUDITED)

The table below shows a single figure of remuneration for each of our Executive Directors, for the years 2014 and 2015.

Base salary and fixed allowance are set in sterling and remain unchanged from 2014 through 2015, please read the notes below		Paul Polman CEO (UK) (€’000)		Jean-Marc Huët CFO (UK) (€’000)
the table for more information		2015	2014	2015(a)	2014
(A) Base salary		1,392	1,251	738	885
(B) Fixed allowances and other benefits		901	787	273	377
(C) Annual bonus		2,573	1,652	812	778
	(D) MCIP matching shares – (required by UK law)	1,972	1,803	382	370
Long-term incentives	(E) GSIP performance shares – (required by UK law)	3,404	3,923	1,820	3,022
Long-term incentives (sub-total)		5,376	5,726	2,202	3,392
(F) Conditional supplemental pension		161	145	n/a	n/a

Total remuneration paid – (required by UK law) (A+B+C+D+E+F)		10,403	9,561	4,025	5,432

(G) Share awards (required by Dutch law)		3,274	4,206	573	2,249

Total remuneration paid – (required by Dutch law) (A+B+C+F+G)		8,301	8,041	2,396	4,289

(a)	The 2015 figures relate to amounts paid or payable to Jean-Marc Huët for his services between 1 January 2015 and 1 October 2015, the date that Jean-Marc Huët ceased to be CFO and an Executive Director of Unilever. Details regarding his leaving arrangements can be found on page 78.

Where relevant, amounts for 2015 have been translated into euros using the average exchange rate over 2015 (€1 = £0.7254). Amounts for 2014 have been translated into euros using the average exchange rate over 2014 (€1 = £0.8071), excluding amounts in respect of MCIP and GSIP which have been translated into euros using the exchange rate at vesting date of 17 February 2015 (€1 = £0.7383).

We do not grant our Executive Directors any personal loans or guarantees.

Unilever Annual Report and Accounts 2015	Governance 71

DIRECTORS’ REMUNERATION REPORT CONTINUED

ELEMENTS OF SINGLE FIGURE REMUNERATION 2015

(A) BASE SALARY (AUDITED)

Salary set in sterling and paid in 2015:

•	CEO – £1,010,000.
•	CFO – £535,500.

(B) FIXED ALLOWANCE AND OTHER BENEFITS (AUDITED)

For 2015 this comprises:

	Paul Polman		Jean-Marc Huët
	CEO (UK)		CFO (UK)
	(£)(	a)	(£)(a	)(b)
	2015		2015

Fixed allowance	250,000		165,000
Medical insurance cover and actual tax return preparation costs	41,053		27,132
Provision of death-in-service benefits and administration	9,797		5,758
Payment to protect against difference between employee social security obligations in country of residence versus UK	352,555		n/a
Total	653,405		197,890

(a)	The numbers in this table are quoted in sterling and have been translated into euros for the single figure of remuneration table above using the average exchange rate over 2015 of €1 = £0.7254.
(b)	Jean-Marc Huët ceased to be an Executive Director of Unilever on 1 October 2015.

(C) ANNUAL BONUS (AUDITED)

Annual bonus 2015 actual outcomes

•	CEO – £1,866,480 (which is 92% of maximum, 185% of base salary).
•	CFO – £589,050 (which is 73% of maximum, 110% of base salary – for the nine months from January through September 2015).

This includes cash and, for the CEO, the portion of annual bonus re-invested in shares under the MCIP. See below for details.

Performance against targets:

At the beginning of the year, the Committee set stretching financial performance targets which management delivered against during the course of the year. In 2015 underlying sales growth improved to 4.1%, ahead of our markets. Improvement in core operating margin compared with 2014 was 0.3 percentage points driven by margin-accretive innovation, pricing and continued delivery from our savings programmes, which more than offset currency-related cost increases. All categories delivered progress against their strategic priorities. For the annual bonus calculations, we have adjusted free cash flow (FCF) downwards for one-offs from €4.8 billion to €4.3 billion. After that adjustment, the growth in FCF was still strong, with an 11.6% improvement driven by the increase in core operating profit and an improvement in year-end working capital. On a formulaic basis, the outcome of Unilever’s 2015 performance was 118% of target.

However, Unilever’s performance over 2015 was not without challenges. Further progress needs to be made in winning market share, agility and cost control. Accordingly, the Committee exercised its discretion to reduce the formulaic outcome for the 2015 annual bonus from 118% to 110%. The Committee considered this to be a fair representation of the performance delivery by the executive team during 2015. In the past six years, including 2015, the Committee has exercised its discretion to adjust the formulaic outcome of the annual bonus calculation downwards four times and upwards twice.

72 Governance	Unilever Annual Report and Accounts 2015

In determining bonus outcomes for Paul Polman, the Committee also considered his very strong personal performance and leadership, both internally and externally. In 2015, Paul again received recognition for his work in leading Unilever and helping to promote a sustainable and responsible long-term business model around the world. Unilever not only delivered consistent growth in underlying sales and core operating margin together with strong cash flow in a difficult market, but also made significant progress in driving its USLP strategy, management succession, gender balance, simplification, empowerment initiatives and in reshaping the portfolio. As a consequence of that review, Paul Polman was awarded a personal performance multiplier of 140%. This resulted in Paul Polman receiving a bonus of 185% of his base salary. This is calculated as follows:

Target bonus: 120% of base salary = £1,212,000	x	Unilever’s 2015 performance ratio = 110%	x	Personal performance multiplier = 140%	=	£1,866,480 (185% of base salary)

In determining bonus outcomes for Jean-Marc Huët for the nine-month period ended 30 September 2015, the Committee also considered his personal performance and leadership, including the management of Unilever’s financial risk exposure and the continuing drive for enterprise-wide efficiencies. During 2015 Jean-Marc successfully completed an important stage in the development of Unilever’s Finance function and achieved a smooth succession in his role as CFO with the appointment of and handover to Graeme Pitkethly. As a consequence of that review, Jean-Marc Huët was awarded a personal performance multiplier of 100%. This resulted in Jean-Marc Huët receiving a bonus of 110% of his base salary pro rata for the nine-month period of service during 2015. This is calculated as follows:

Target bonus: 100% of base salary = £535,500 (for the nine months of service during 2015)	x	Unilever’s 2015 performance ratio = 110%	x	Personal performance multiplier = 100%	=	£589,050 (110% of base salary)

MCIP 2016 AWARDS (BASED ON 2015 ANNUAL BONUS OUTCOMES)

Paul Polman elected to invest 60% (£1,119,888) of his 2015 bonus in MCIP investment shares, fully in NV shares.

(D) MCIP – UK LAW REQUIREMENT (AUDITED)

2015 OUTCOMES

This includes MCIP matching shares granted on 18 February 2013 (based on the percentage of 2012 bonus that Executive Directors had invested in Unilever shares, as well as performance in the three-year period to 31 December 2015) which will vest on 18 February 2016. Further details of the performance measures are disclosed below in note (E).

The values included in the single figure table for 2015 are calculated by multiplying the number of shares granted on 18 February 2013 (including additional shares in respect of accrued dividends through to 31 December 2015) by the level of vesting (98% of target awards) and the three-month average share price to 31 December 2015 (NV €40.07 and PLC £28.43). These have been translated into euros using the average exchange rate over 2015 (€1 = £0.7254). Jean-Marc Huët’s MCIP value in the single figure table for 2015 is pro-rated to 87% reflecting his length of service within the vesting period.

(E) GSIP – UK LAW REQUIREMENT (AUDITED)

2015 OUTCOMES

This includes GSIP performance shares granted on 18 February 2013, based on performance in the three-year period to 31 December 2015 which will vest on 18 February 2016.

The values included in the single figure table for 2015 are calculated by multiplying the number of shares granted on 18 February 2013 (including additional shares in respect of accrued dividends through to 31 December 2015) by the level of vesting (98% of target awards) and the three-month average share price to 31 December 2015 (NV €40.07 and PLC £28.43). These have been translated into euros using the average exchange rate over 2015 (€1 = £0.7254). Jean-Marc Huët’s GSIP value in the single figure table for 2015 is pro-rated to 87% reflecting his length of service within the vesting period.

Unilever Annual Report and Accounts 2015	Governance 73

DIRECTORS’ REMUNERATION REPORT CONTINUED

Performance against targets:

Over the past three years, Unilever has consistently delivered solid financial performance despite volatile market conditions. Underlying sales growth during this period was 3.8% per annum and core operating margin improvement over the period was an average of 0.37 percentage points per year, demonstrating management’s drive for consistent top and bottom line growth. Unilever also generated strong operating cash flow in the period, with cumulative operating cash flow of €16.6 billion. Total shareholder return (TSR) over this three-year period was below the performance of many of our peers and as such no part of the GSIP and MCIP awards related to TSR will vest. On the basis of this performance, the Committee considers that the formulaic outcomes for GSIP and MCIP vesting are a fair reflection of Unilever’s performance over the period and determined that the GSIP awards granted to Executive Directors in 2013 will vest at 98% of the initial award level (ie 49% of maximum). The Committee also determined that MCIP awards granted to Executive Directors in 2013 will vest at 98% of initial award levels (vesting of MCIP is capped at 150% for Executive Directors) ie 65% of maximum awards.

(F) CONDITIONAL SUPPLEMENTAL PENSION (AUDITED)

CEO: Paul Polman

Conditional supplemental pension provision agreed with Paul Polman on hiring, which is conditional on his remaining in employment with Unilever to age 60 and subsequently retiring from active service or his death or total disability prior to retirement. This was £117,123 based on 12% of a capped salary of £976,028 for 2015.

CFO: Jean-Marc Huët

Jean-Marc Huët did not receive a conditional supplemental pension.

(G) SHARE INCENTIVES – DUTCH LAW REQUIREMENT (AUDITED)

As per the Dutch requirements, these costs are non-cash costs and relate to the expenses recognised for the period following IFRS 2. This is based on share prices on grant dates and a 98% adjustment factor for GSIP shares and MCIP matching shares awarded in 2015, 2014 and 2013. Jean-Marc Huët’s GSIP and MCIP awards granted in 2014 and 2015 have lapsed in full on his departure on 1 October 2015. Further details can be found on page 78.

74 Governance	Unilever Annual Report and Accounts 2015

OTHER IMPLEMENTATION INFORMATION FOR 2015

SCHEME INTERESTS AWARDED IN THE YEAR (AUDITED)

PLAN	BASIS OF AWARD	MAXIMUM FACE	THRESHOLD	PERFORMANCE	DETAILS OF
		VALUE OF	VESTING (% OF	PERIOD	PERFORMANCE
		AWARDS	TARGET AWARD)		MEASURES

MCIP Conditional matching share award made on 13 February 2015

Based on the level of 2014 bonus paid in 2015 invested by the CEO and CFO.

The following numbers of matching shares were awarded on 13 February 2015(a):

CEO:

PLC – 0

NV – 29,128

CFO:

PLC – 2,839

NV – 2,839

Maximum vesting results in 150% of target awards vesting.

		CEO: £1,173,635(b) CFO: The award of the CFO lapsed in full on his departure on 1 October 2015.	Four equally weighted long-term performance measures. For the three business-focused metrics, 25% of the target award vests for threshold performance. For the TSR measure, 50% of the target award vests for threshold performance.	1 January 2015 – 31 December 2017

Subject to four equally weighted performance measures(c):

•    underlying sales growth;

•    core operating margin improvement;

•    cumulative operating cash flow; and

•    relative total shareholder return.

Further details are set out on pages 70 to 71.

GSIP Conditional share award made on 13 February 2015

The CEO received a target award of 200% of base salary.

CEO:

PLC – 36,497

NV – 36,497

The CFO received a target award of 175% of base salary.

CFO:

PLC – 22,576

NV – 22,576

Maximum vesting results in 200% of target awards vesting, which translates to a maximum vesting of 400% of base salary for the CEO and 350% of base salary for the CFO.

		CEO: £3,996,536(b) CFO: The award of the CFO lapsed in full on his departure on 1 October 2015.	As above	As above	As above

(a)	Under MCIP, Executive Directors are able to choose whether they invest in PLC or NV shares or a 50/50 mix. Executive Directors receive a corresponding number of performance-related matching shares. Matching shares will be awarded in the same form as the investment shares (ie in PLC or NV shares or a 50/50 mix). On 13 February 2015, the CEO invested 60% (£799,920) and the CFO invested 25% (£157,080) of their 2014 bonus in MCIP investment shares. The CEO elected to invest fully in NV shares. The CFO elected to receive a 50/50 mix of PLC/NV shares.
(b)	The face values included in this table are calculated by multiplying the number of shares granted on 13 February 2015 by the share price on that day of PLC £27.89 and NV €37.03 respectively, assuming maximum performance and therefore maximum vesting of 200% for GSIP and 150% for MCIP and then translating into sterling using an average exchange rate over 2015 of €1 = £0.7254.
(c)	The actual targets for the three business-focused performance measures for the 2015 MCIP and GSIP awards have not been disclosed up front as the Boards deem this to be commercially sensitive information as targets could reveal information about Unilever’s business plan and budgeting process to competitors, which could be damaging to Unilever’s business interests and therefore to shareholders. Targets will be disclosed in the Directors’ Remuneration Report following the end of the relevant performance period.

Unilever Annual Report and Accounts 2015	Governance 75

DIRECTORS’ REMUNERATION REPORT CONTINUED

MINIMUM SHAREHOLDING REQUIREMENT AND EXECUTIVE DIRECTOR SHARE INTERESTS (UNAUDITED)

The table below shows the Executive Directors’ share ownership against the minimum shareholding requirements as at 31 December 2015 and the interest in NV and PLC ordinary shares of Executive Directors and their connected persons as at 31 December 2015.

When calculating an Executive Director’s personal shareholding the following methodology is used:

•	Base salary at the date of measurement.
•	Shares in either Unilever PLC or Unilever N.V. (or a combination of both) will qualify provided they are personally owned by the Executive Director or by a member of his (immediate) family (‘connected person’).
•	Shares purchased under the MCIP from the annual bonus will qualify as from the moment of purchase as these are held in the individual’s name and are not subject to further restrictions.
•	Shares or entitlements to shares that are subject only to the Director remaining in employment will qualify on a net of tax basis.
•	Shares awarded on a conditional basis by way of the GSIP, or the MCIP, will not qualify until the moment of vesting (ie once the precise number of shares is fixed after the three-year vesting period has elapsed).
•	The shares will be valued on the date of measurement or, if that outcome fails the personal shareholding test, on the date of acquisition. The share price for the relevant measurement date will be based on the average closing share prices and the euro/sterling/US dollar exchange rates from the 60 calendar days prior to the measurement date.

Executive Directors are required to hold shares to the value of 100% of their shareholding requirement for 12 months post cessation of employment at Unilever, and 50% of these shares for 24 months post cessation of employment with Unilever.

All ULE members are required to build a shareholding of 300% of base salary. This requirement is 150% of base salary for the ‘Top 100’ management layer below ULE.

EXECUTIVE DIRECTORS’ AND THEIR CONNECTED PERSONS’ INTERESTS IN SHARES AND SHARE OWNERSHIP (AUDITED)

	Share ownership		Actual share	Shares held as at 1 January 2015(b)		Shares held as at 31 December 2015(b)
	guideline as % of base salary	Have guidelines been met?	ownership (as a % of base salary)(a)	NV	PLC	NV		PLC
CEO: Paul Polman	400	yes	2,755	486,191	287,296	655,307		297,008
CFO: Jean-Marc Huët	300	n/a	n/a	118,050	118,559	145,034	(c)	145,840	(c)(d)

(a)	Calculated based on the minimum shareholding requirements and methodology set out above and the base salaries as included for the CEO and CFO in the single figure table.
(b)	NV shares are ordinary €0.16 shares and PLC shares are ordinary 3 1/9p shares.
(c)	Shares held on 1 October 2015 (the date on which Jean-Marc Huët ceased to be an Executive Director of Unilever).
(d)	72,920 PLC shares of the total of 145,840 PLC shares are held by Jean-Marc Huët’s connected persons.

There has been no change in Paul Polman’s interests in shares between 31 December 2015 and 15 February 2016.

The voting rights of the Directors (Executive and Non-Executive) and members of the ULE, including Graeme Pitkethly, who hold interests in the share capital of NV and PLC are the same as for other holders of the class of shares indicated. As at 15 February 2016 none of the Directors’ (Executive and Non-Executive) or other ULE members’, including Graeme Pitkethly’s, shareholdings amounted to more than 1% of the issued shares in that class of share, excluding the holdings of the Leverhulme Trust and the Leverhulme Trade Charities Trust, which amounted to 5.5%. All shareholdings in the table above are beneficial. In addition, 68,531,182 shares are held by the Leverhulme Trust and 2,035,582 shares are held by the Leverhulme Trade Charities Trust, of which Paul Polman is a director.

INFORMATION IN RELATION TO OUTSTANDING SHARE INCENTIVE AWARDS

As at 31 December 2015, Paul Polman held awards over a total of 380,206 shares which are subject to performance conditions. Jean-Marc Huët held, at the date he ceased to be an Executive Director of Unilever, awards over a total of 182,216 shares which were subject to performance conditions. Jean-Marc Huët’s GSIP and MCIP awards granted in 2014 and 2015 have lapsed in full on his departure on 1 October 2015.

There are no awards of shares without performance conditions and no awards in the form of options.

76 Governance	Unilever Annual Report and Accounts 2015

MANAGEMENT CO-INVESTMENT PLAN (AUDITED)

The following conditional shares vested during 2015 or were outstanding at 31 December 2015 under the MCIP:

		Balance of conditional shares at 1 January 2015		Conditional shares awarded in 2015	(a)								Balance of conditional shares at 31 December 2015
	Share type	Original award		Performance period 1 January 2015 to 31 December 2017		Price at award	Dividend shares accrued during the year	(d)	Vested in 2015	(e)	Additional shares earned in 2015	Price at vesting	Shares lapsed		No. of shares
Paul Polman	NV	87,182	(b)	29,128		€37.03	2,829		23,931		4,154	€37.04	n/a		99,362
	PLC	44,600	(b)	0		£27.89	869		24,153		4,193	£28.01	n/a		25,509
Jean-Marc Huët	NV	13,701	(c)	2,839		€37.03	275		4,914		854	€37.04	7,852	(f)	4,903
	PLC	13,775	(c)	2,839		£27.89	302		4,960		861	£28.01	7,877	(f)	4,940

(a)	Each award of conditional matching shares vests three years after the date of the award, subject to performance conditions (further details can be found on pages 70 to 71). Awards are all subject to continued employment and maintenance of the underlying investment shares. Under MCIP, Executive Directors are able to choose whether they invest in PLC or NV shares or a 50/50 mix. Executive Directors receive a corresponding number of performance-related matching shares. Matching shares will be awarded in the same form as the investment shares (ie in PLC or NV shares or a 50/50 mix). On 13 February 2015, Paul Polman and Jean-Marc Huët invested in the MCIP 60% and 25% respectively of their annual bonus earned during 2014 and paid in 2015 and received a corresponding award of matching shares. For Paul Polman these will vest, subject to performance, on 13 February 2018.
(b)	This includes a grant of 17,772 of each of NV and PLC shares made on 17 February 2012 (121% of which vested on 17 February 2015), a grant of 22,999 of each NV and PLC shares made on 18 February 2013 (vesting 18 February 2016) and a grant of 41,775 NV shares made on 14 February 2014 (vesting 14 February 2017) and 4,636 NV shares and 3,829 PLC shares from reinvested dividends accrued in prior years in respect of awards.
(c)	This includes a grant of 3,649 of each of NV and PLC shares made on 17 February 2012 (121% of which vested on 17 February 2015), a grant of 5,157 of each NV and PLC shares made on 18 February 2013 (pro-rated vesting on 18 February 2016 – reference is made to ‘Payments to former Directors’ on page 78) and a grant of 4,036 of each of NV and PLC shares made on 14 February 2014 (which were due to vest on 14 February 2017 – see footnote (f) below) and 859 NV shares and 933 PLC shares from reinvested dividends accrued in prior years in respect of awards.
(d)	Reflects reinvested dividend equivalents accrued during 2015 and subject to the same performance conditions as the underlying matching shares.
(e)	The 17 February 2012 grant vested on 17 February 2015 at 121%. In accordance with Unilever’s Remuneration Policy (www.unilever.com/ara2015/downloads), Executive Directors are able to choose whether they receive any shares that are due to vest under MCIP in PLC or NV shares or keep the 50/50 mix. Paul Polman elected for share choice and chose to receive his shares in the form of 100% NV shares. Therefore, upon vesting, his 17 February 2012 PLC award was cancelled and converted and delivered to him as 24,744 NV shares (resulting in a total vesting for the 17 February grant of 48,675 NV shares).
(f)	664 NV and 663 PLC shares of the 18 February 2013 grant of both 5,157 NV and PLC shares, the 14 February 2014 grant of both 4,036 of each NV and PLC shares and the 13 February 2015 grant of both 2,839 of each NV and PLC shares and 313 NV shares and 339 PLC shares from reinvested dividends accrued in prior years in respect of these grants, lapsed upon the departure of Jean-Marc Huët on 1 October 2015.

GLOBAL SHARE INCENTIVE PLAN (AUDITED)

The following conditional shares vested during 2015 or were outstanding at 31 December 2015 under the GSIP:

		Balance of conditional shares at 1 January 2015		Conditional shares awarded in 2015	(a)								Balance of conditional shares at 31 December 2015
	Share type	Original award		Performance period 1 January 2015 to 31 December 2017		Price at award	Dividend shares accrued during the year	(d)	Vested in 2015	(e)	Additional shares earned in 2015	Price at vesting	Shares lapsed		No. of shares
Paul Polman	NV	130,219	(b)	36,497		€37.03	3,630		52,079		9,039	€37.04	n/a		127,306
	PLC	130,920	(b)	36,497		£27.89	4,050		52,561		9,123	£28.01	n/a		128,029
Jean-Marc Huët	NV	87,086	(c)	22,576		€37.03	1,651		40,125		6,965	€37.04	54,808	(f)	23,345
	PLC	87,580	(c)	22,576		£27.89	1,805		40,496		7,030	£28.01	54,973	(f)	23,552

(a)	Each award of conditional shares vests three years after the date of the award, subject to performance conditions (further details can be found on pages 70 to 71). The 2015 award was made on 13 February 2015 (vesting 13 February 2018).
(b)	This includes a grant of 38,676 of each of NV and PLC shares made on 17 February 2012 (121% of which vested on 17 February 2015), a grant of 39,698 of each of NV and PLC shares made on 18 February 2013 (vesting 18 February 2016) and a grant of 43,700 of each of NV and PLC shares made on 14 February 2014 (vesting 14 February 2017) and 8,145 NV shares and 8,846 PLC shares from reinvested dividends accrued in prior years in respect of awards.
(c)	This includes a grant of 29,798 of each of NV and PLC shares made on 17 February 2012 (121% of the award vested on 17 February 2015), a grant of 24,556 of each of NV and PLC shares made on 18 February 2013 (pro-rated vesting on 18 February 2016 – reference is made to ‘Payments to former Directors’ on page 78) and a grant of 27,031 of each of NV and PLC shares made on 14 February 2014 (which were due to vest on 14 February 2017 – see footnote (f) below) and 5,701 NV shares and 6,195 PLC shares from reinvested dividends accrued in prior years in respect of awards.
(d)	Reflects reinvested dividend equivalents accrued during 2015 and subject to the same performance conditions as the underlying GSIP shares.
(e)	The 17 February 2012 grant vested on 17 February 2015 at 121%. In accordance with Unilever’s Remuneration Policy (www.unilever.com/ara2015/downloads), Executive Directors are able to choose whether they receive any shares that are due to vest under GSIP in PLC or NV shares or keep the 50/50 mix. Paul Polman elected for share choice and chose to receive his shares in the form of 100% NV shares. Therefore, upon vesting, his 17 February 2012 PLC award was cancelled and converted and delivered to him as 53,847 NV shares (resulting in a total vesting for the 17 February grant of 105,926 NV shares).
(f)	3,159 NV and 3,159 PLC shares of the 18 February 2013 grant of both 24,556 NV and PLC shares, the 14 February 2014 grant of both 27,031 of each NV and PLC shares and the 13 February 2015 grant of both 22,576 of each NV and PLC shares and 2,042 NV shares and 2,207 PLC shares from reinvested dividends accrued in prior years in respect of these grants, lapsed upon the departure of Jean-Marc Huët on 1 October 2015.

On 11 February 2016, Paul Polman received an award of 35,115 NV and 35,115 PLC performance-related shares under the GSIP.

Unilever Annual Report and Accounts 2015	Governance 77

DIRECTORS’ REMUNERATION REPORT CONTINUED

EXECUTIVE DIRECTORS’ SERVICE CONTRACTS

Starting dates of our Executive Directors’ service contracts:

•	Paul Polman: 1 October 2008 (signed on 7 October 2008); and
•	Jean-Marc Huët: 1 February 2010 (signed on 19 March 2010) and terminated with effect from 1 October 2015.

The CEO’s service contract shall end upon termination and is available to shareholders to view at the AGMs or on request from the Group Secretary.

Service contracts can be terminated with 12 months’ notice from Unilever or six months’ notice from the Executive Director. A payment in lieu of notice can be made of no more than one year’s base salary, fixed allowance and other benefits unless the Boards, at the proposal of the Committee, find this manifestly unreasonable given the circumstances or unless dictated by applicable law. Other payments that can be made to Executive Directors in the event of loss of office are disclosed in our Remuneration Policy which is available on our website.

www.unilever.com/ara2015/downloads

PAYMENTS TO FORMER DIRECTORS (AUDITED)

Leaving arrangement Jean-Marc Huët

Jean-Marc Huët tendered his resignation as CFO and as an Executive Director of Unilever on 18 May 2015. He remained an employee and Executive Director until 1 October 2015, actively engaged in the business and ensuring a handover of all responsibilities. He continued to receive his regular salary, fixed allowance and benefits until 1 October 2015. The single figure remuneration table on page 71 details the remuneration Jean-Marc Huët received during 2015.

Based on his personal performance the Committee determined that Jean-Marc Huët would receive an annual bonus, pro-rated to 1 October 2015, as shown on page 73.

In accordance with the Remuneration Policy and the relevant GSIP and MCIP share plan rules, the Committee has exercised its discretion to treat Jean-Marc Huët as a ‘good leaver’ in respect of the 2013 GSIP and MCIP awards vesting 18 February 2016. These awards will be pro-rated to 87% reflecting Jean-Marc Huët’s length of service within the vesting period and will vest at 98%.

The following outstanding share awards held by Jean-Marc Huët have vesting dates in the future and lapsed in full upon his departure from Unilever, in accordance with the rules of each plan:

					Shares lapsed as at
					1 October 2015
Award	Date of grant	Vesting Date	NV		PLC
GSIP	18 February 2013	18 February 2016	3,159	(a)	3,159	(a)
MCIP	18 February 2013	18 February 2016	664	(a)	663	(a)
GSIP	14 February 2014	14 February 2017	27,031		27,031
MCIP	14 February 2014	14 February 2017	4,036		4,036
GSIP	13 February 2015	13 February 2018	22,576		22,576
MCIP	13 February 2015	13 February 2018	2,839		2,839
Dividends accrued on lapsed awards			2,355		2,546

(a)	Pro-rated amount as described above.

Unilever made a payment of £31,800 in lieu of Jean-Marc Huët’s 2016 tax return preparation and advisory services. Jean-Marc will not be receiving any payments relating to his departure from Unilever.

PAYMENTS FOR LOSS OF OFFICE (AUDITED)

There were no payments for loss of office.

78 Governance	Unilever Annual Report and Accounts 2015

IMPLEMENTATION OF THE REMUNERATION POLICY IN 2016 FOR NON-EXECUTIVE DIRECTORS

The current Non-Executive Director fee levels will not be changed for 2016. The table below outlines the current 2016 fee structure:

Role	Reference sterling total fees	NV		PLC
Basic Non-Executive Director fee	£75,000	€48,065	and	£37,500
Chairman (all-inclusive figure)	£550,000	€352,474	and	£275,000
Vice-Chairman	£30,000	€19,226	and	£15,000
Membership of the Nominating and Corporate Governance, Compensation or Corporate Responsibility Committee	£10,000	€6,409	and	£5,000
Membership of the Audit Committee	£15,000	€9,613	and	£7,500
Chair of the Nominating and Corporate Governance, Compensation or Corporate Responsibility Committee	£20,000	€12,817	and	£10,000
Chair of the Audit Committee	£30,000	€19,226	and	£15,000

All reasonable travel and other expenses incurred by Non-Executive Directors in the course of performing their duties are considered to be business expenses. Non-Executive Directors also receive expenses relating to the attendance of the Director’s spouse or partner, when they are invited by Unilever.

SINGLE FIGURE OF REMUNERATION IN 2015 FOR NON-EXECUTIVE DIRECTORS (AUDITED)

The table below shows a single figure of remuneration for each of our Non-Executive Directors, for the years 2014 and 2015.

			2015					2014
Non-Executive Director	Fees €’000	(a)	Benefits €’000	(b)	Total remuneration €’000	Fees €’000	(a)	Benefits €’000	(b)	Total remuneration €’000
Michael Treschow(c)	732		2		734	654		3		657
Nils Andersen	75		4		79	n/a		n/a		n/a
Laura Cha	122		–		122	101		–		101
Vittorio Colao	57		–		57	n/a		n/a		n/a
Louise Fresco(d)	126		–		126	113		–		113
Ann Fudge(e)	149		–		149	101		11		112
Charles Golden(f)	n/a		n/a		n/a	42		–		42
Byron Grote(g)	47		–		47	125		–		125
Judith Hartmann	80		–		80	n/a		n/a		n/a
Mary Ma	120		–		120	107		–		107
Hixonia Nyasulu	120		–		120	107		–		107
Sir Malcolm Rifkind(g)	38		–		38	101		–		101
John Rishton(h)	133		–		133	107		–		107
Feike Sijbesma(i)	126		1		127	15		1		16
Kees Storm(g)	73		–		73	196		3		199
Paul Walsh(g)	42		–		42	113		2		115

Total	2,040		7		2,047	1,882		20		1,902

(a)	This includes fees received from NV in euros and PLC in sterling for 2014 and 2015 respectively. Includes basic Non-Executive Director fee and Committee chairmanship and/or membership.
(b)	The only benefit received relates to travel by spouses or partners where they are invited by Unilever.
(c)	Chairman.
(d)	Chair, Corporate Responsibility Committee.
(e)	Vice-Chairman and Chair of the Compensation Committee.
(f)	Chose not to put himself forward for re-election at the May 2014 AGMs.
(g)	Chose not to put himself forward for re-election at the April 2015 AGMs.
(h)	Chair, Audit Committee.
(i)	Chair, Nominating and Corporate Governance Committee.

We do not grant our Non-Executive Directors any personal loans or guarantees, nor are they entitled to any severance payments.

Unilever Annual Report and Accounts 2015	Governance 79

DIRECTORS’ REMUNERATION REPORT CONTINUED

NON-EXECUTIVE DIRECTORS’ INTERESTS IN SHARES (AUDITED)

Non-Executive Directors are encouraged to build up a personal shareholding of at least one times their annual fees over the five years from 1 January 2012 (or appointment if later).

The table shows the interests in NV and PLC ordinary shares of Non-Executive Directors and their connected persons as at 31 December 2015. There has been no change in these interests between 31 December 2015 and 15 February 2016.

	Share type	Shares held at 1 January 2015	Shares held at 31 December 2015
Michael Treschow	NV	15,158	15,158
	PLC	15,000	15,000
Nils Andersen(a)	NV	n/a	5,800
	PLC	n/a	–
Laura Cha	NV	–	310
	PLC	200	208
Vittorio Colao(b)	NV	n/a	2,600
	PLC	n/a	–
Louise Fresco	NV	1,800	1,800
	PLC	–	–
Ann Fudge	NV NY	–	–
	PLC ADRs	3,950	5,000
Byron Grote	NV NY	8,200	8,200	(c)
	PLC ADRs	7,200	7,200	(c)
Judith Hartmann(a)	NV	n/a	–
	PLC	n/a	–

	Share type	Shares held at 1 January 2015	Shares held at 31 December 2015
Mary Ma	NV	–	–
	PLC	400	400
Hixonia Nyasulu	NV	600	600
	PLC	750	750
Sir Malcolm Rifkind	NV	–	–
	PLC	3,000	3,000	(c)
John Rishton	NV	3,340	3,340
	PLC	–	–
Feike Sijbesma	NV	2,500	6,000
	PLC	–	–
Kees Storm	NV	7,500	7,500	(c)
	PLC	–	–
Paul Walsh	NV	–	–
	PLC	2,000	2,000	(c)

(a)	Elected at April 2015 AGMs.
(b)	Elected at April 2015 AGMs with effect from 1 July 2015.
(c)	Shares held at 30 April 2015 (the date by which Byron Grote, Sir Malcolm Rifkind, Kees Storm and Paul Walsh chose not to put themselves forward for re-election).

NON-EXECUTIVE DIRECTORS’ LETTERS OF APPOINTMENT

All Non-Executive Directors were re-elected to the Boards at the 2015 AGMs, with the exception of Nils Andersen and Judith Hartmann who were elected for the first time. Vittorio Colao was also elected for the first time at the 2015 AGMs, with effect from 1 July 2015. Byron Grote, Sir Malcolm Rifkind, Kees Storm and Paul Walsh chose not to put themselves forward for re-election.

Non-Executive Director	Date first appointed to the Board	Effective date of current appointment	(a)
Michael Treschow	16 May 2007	30 April 2015
Nils Andersen	30 April 2015	30 April 2015
Laura Cha	15 May 2013	30 April 2015
Vittorio Colao	1 July 2015	1 July 2015
Louise Fresco	14 May 2009	30 April 2015
Ann Fudge	14 May 2009	30 April 2015
Byron Grote	09 May 2006	n/a
Judith Hartmann	30 April 2015	30 April 2015
Mary Ma	15 May 2013	30 April 2015
Hixonia Nyasulu	16 May 2007	30 April 2015
Sir Malcolm Rifkind	12 May 2010	n/a
John Rishton	15 May 2013	30 April 2015
Feike Sijbesma	01 November 2014	30 April 2015
Kees Storm	09 May 2006	n/a
Paul Walsh	14 May 2009	n/a

(a)	The unexpired term for all Non-Executive Directors’ letters of appointment is the period up to the 2016 AGMs, as they all, unless they are retiring, submit themselves for annual re-election.

80 Governance	Unilever Annual Report and Accounts 2015

OTHER DISCLOSURES RELATED TO DIRECTORS’ REMUNERATION

SERVING AS A NON-EXECUTIVE ON THE BOARD OF ANOTHER COMPANY

Executive Directors serving as non-executive directors on the boards of other companies are permitted to retain all remuneration and fees earned from outside directorships subject to a maximum of one outside listed directorship (see ‘Independence and Conflicts’ on page 46 for further details).

Paul Polman is a non-executive director of The Dow Chemical Company and received an annual fee of €103,529 (US$115,000 based on the average exchange rate over the year 2015 of €1 = US$1.1108). In addition, he received a restricted award of 2,630 ordinary shares with a nominal value of US$2.50 per share in the capital of The Dow Chemical Company. The shares include the rights to vote and to receive dividends thereon. The shares cannot be sold or transferred until Paul Polman leaves the board of directors of The Dow Chemical Company, and in any case not earlier than 15 May 2017.

Jean-Marc Huët is a non-executive director of the unlisted company Delta Topco Limited and received a fee of €162,045 (US$180,000). Furthermore, Jean-Marc Huët is a non-executive director of Heineken N.V. and received a fee of €60,000. These fees relate to the period starting from 1 January 2015 until 1 October 2015, the date on which Jean-Marc Huët ceased to be an Executive Director of Unilever.

SEVEN-YEAR HISTORICAL TOTAL SHAREHOLDER RETURN (TSR) PERFORMANCE

The table below includes:

•	growth in the value of a hypothetical £100 holding over seven years’ FTSE 100 comparison based on 30-trading-day average values; and
•	growth in the value of a hypothetical €100 investment over seven years’ AEX comparison based on 30-trading-day average values.

The Committee has decided to show Unilever’s performance against the FTSE 100 Index, London and also the Euronext 100 index (AEX), Amsterdam as these are the most relevant indices in the UK and the Netherlands where we have our principal listings. Unilever is a constituent of both these indices.

CEO SINGLE FIGURE SEVEN-YEAR HISTORY

The table below shows the seven-year history of the CEO single figure of total remuneration:

	2009	2010	2011	2012	2013	2014	2015
CEO
Single figure of total remuneration (€’000)	3,859	6,292	6,010	7,852	7,740	9,561	10,403
Annual bonus award rates against maximum opportunity	82%	80%	68%	100%	78%	66%	92%
GSIP performance shares vesting rates against maximum opportunity	n/a	47%	44%	55%	64%	61%	49%
MCIP matching shares vesting rates against maximum opportunity	n/a	n/a	n/a	n/a	n/a	81%	65%
Share Matching Plan vesting rates against maximum opportunity(a)	100%	100%	n/a	n/a	n/a	n/a	n/a

(a)	Shown in year of award.

Unilever Annual Report and Accounts 2015	Governance 81

DIRECTORS’ REMUNERATION REPORT CONTINUED

PERCENTAGE CHANGE IN REMUNERATION OF DIRECTOR UNDERTAKING THE ROLE OF CHIEF EXECUTIVE OFFICER

The table below shows the percentage change from 2014 to 2015 for base salary, bonus and benefits (excluding pension) for both the CEO and all UK and Dutch management in Unilever. The subset of UK and Dutch management has been used as a fair representation of our dual listing status.

% change from 2014 to 2015	Salary	Bonus	Benefits (not including pension)
CEO(a)(b)	11.3%	55.8%	14.5%
UK and Dutch management(c)	10.3%	77.8%	3.8%

(a)	Calculated using the data from the Executive Directors single figure table on page 71.
(b)	It is noted that although the CEO’s salary has increased by 11.3% in the above table, this is due to currency movements, rather than a change in base salary which was £1,010,000 in both 2014 and 2015. Currency movements also had a similar impact on benefits and bonus.
(c)	In addition to the above, while the table shows that the average base salary costs for all employees increased by 10.3% for the subset of UK and Dutch Management, this is driven by a proportionately larger increase in the total headcount during the year. The average increase was approximately 12.3% if the 2014 UK and Dutch management population remain constant. The same applies for both benefits and bonus numbers where, on a constant basis, the average benefit provision increased by 78.9% rather than 3.8% and the bonuses increased by 108.4% rather than the 77.8% disclosed.

RELATIVE IMPORTANCE OF SPEND ON PAY

The chart below shows the relative spend on pay compared with dividends paid to Unilever shareholders and core earnings. Core earnings represent the net profit attributable to Unilever shareholders, adjusted for non-core items. Over time, both core earnings and core earnings growth provide a good reference point to compare spend on pay.

THE COMPENSATION COMMITTEE

In line with the UK Corporate Governance Code requirement D.2.1, the Committee’s terms of reference state it shall be comprised of three Non-Executive Directors (other than the Chairman, who may be appointed as an additional member). The quorum for a meeting of the Committee is two Non-Executive Directors.

During 2015 the Committee’s membership changed significantly, due to directors choosing not to put themselves forward for re-election, and being appointed. In April 2015, Kees Storm and Paul Walsh chose not to put themselves forward for re-election as Non-Executive Directors. Ann Fudge succeeded Paul Walsh as chair of the Committee and Nils Andersen joined the Committee as a member at this time. From 30 April 2015 until 1 July 2015 the Committee comprised three Non-Executive Directors including the Chairman, Michael Treschow. Vittorio Colao joined the Committee on 1 July 2015, immediately upon his appointment as a Non-Executive Director becoming effective.

The Committee reviewed its terms of reference during the year. The Committee’s revised terms of reference are contained within ‘The Governance of Unilever’, and are also set out on our website.

www.unilever.com/corporategovernance

Pursuant to the Committee’s self-assessment carried out in 2014, a specific remuneration module was added to the induction programme for Non-Executive Directors in 2015. As part of the internal Board evaluation carried out in 2015, the Boards evaluated the performance of the Committee. The Committee also carried out an assessment of its own performance in 2015. Whilst overall the Committee members concluded that the Committee is performing well, the Committee has agreed to further enhance its effectiveness and that of the Boards by keeping the Boards informed of the progress of the Committee’s review of the executive remuneration framework in 2016, including any consultations with shareholders, in a timely manner so as to further enhance the Boards’ decision-making around proposals to extend or modify the Remuneration Policy.

82 Governance	Unilever Annual Report and Accounts 2015

ADVISERS

While it is the Committee’s responsibility to exercise independent judgement, the Committee does request advice from management and professional advisers, as appropriate, to ensure that its decisions are fully informed given the internal and external environment.

The Committee appointed Tom Gosling of PricewaterhouseCoopers (PwC) to provide independent advice on various matters it considered. The wider PwC firm has also provided tax and consultancy services to Unilever including tax compliance, transfer pricing, R&D and grant claims, other tax related services, contract compliance reviews, finance controllers’ training, internal audit advice and secondees, third party risk and compliance advice, sustainability assurance and consulting, and financial due diligence.

PwC is a member of the Remuneration Consultants Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the UK, which is available at www.remunerationconsultantsgroup.com.

www.remunerationconsultantsgroup.com

The Committee is satisfied that the PwC engagement partner and team, which provide remuneration advice to the Committee, do not have connections with Unilever N.V. or Unilever PLC that might impair their independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. The fees paid to PwC in relation to advice provided to the Committee in the year to 31 December 2015 were £30,000. This figure is calculated based on time spent and expenses incurred for the majority of advice provided, but on occasion for specific projects a fixed fee may be agreed.

During the year, the Committee also sought input from the CEO (Paul Polman), the Chief Human Resources Officer (Doug Baillie) and the SVP Global Head of Reward (Peter Newhouse) on various subjects including the remuneration of senior management. No individual Executive Director was present when their own remuneration was being discussed to ensure a conflict of interest did not arise. The Committee also received legal and governance advice from the Group Secretary (Tonia Lovell).

CLARIFICATION STATEMENT

After publication of our Directors’ Remuneration Report 2013 the Committee issued a clarification statement at the request of The Investment Association (previously: IMA and ABI). The statement is available on our website. The statement confirms that we will not make share awards higher than the maximum awards stated in our Remuneration Policy for existing and newly hired Executive Directors without prior shareholder approval. It further clarifies that awards to newly hired Executive Directors to buy out remuneration items on leaving the previous employer as provided in the new hires policy will be done under the GSIP. Consequently, under such exceptional circumstances, the aggregated GSIP share awards for a newly hired Executive Director may be higher than the maximum annual award set out in the Remuneration Policy. As stated in the Remuneration Policy in relation to new hires, we will inform shareholders of any such buyout awards when announcing the appointment.

www.unilever.com/ara2015/downloads

SHAREHOLDER VOTING

Unilever remains committed to ongoing shareholder dialogue and takes an active interest in voting outcomes. In the event of a substantial vote against a resolution in relation to Directors’ remuneration, Unilever would seek to understand the reasons for any such vote and would set out in the following Annual Report and Accounts any actions in response to it.

The following table sets out actual voting in respect of our previous report:

Voting outcome (% of votes)		For	Against
2014 Directors’ Remuneration Report (excluding the Directors’ Remuneration Policy) (2015 AGM)(a)	PLC	96.28%	3.72%

(a)	8,729,239 votes were withheld (approximately 0.68% of share capital).

The Directors’ Remuneration Report is not subject to a shareholder vote in the Netherlands.

The Directors’ Remuneration Report has been approved by the Boards and signed on their behalf by Tonia Lovell, Group Secretary.

Unilever Annual Report and Accounts 2015	Governance 83

FINANCIAL STATEMENTS

STATEMENT OF DIRECTORS’ RESPONSIBILITIES

ANNUAL ACCOUNTS

The Directors are required by Part 9 of Book 2 of the Civil Code in the Netherlands and the UK Companies Act 2006 to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Unilever Group, and the NV and PLC entities, as at the end of the financial year and of the profit or loss and cash flows for that year.

The Directors consider that, in preparing the accounts, the Group and the NV and PLC entities have used the most appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements), Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101) (in the case of the PLC parent company accounts) and Dutch law (in the case of the NV parent company accounts) which they consider to be applicable have been followed.

The Directors have responsibility for ensuring that NV and PLC keep accounting records which disclose with reasonable accuracy their financial position and which enable the Directors to ensure that the accounts comply with the relevant legislation. They also have a general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group, and to prevent and detect fraud and other irregularities.

This statement, which should be read in conjunction with the Independent Auditors’ reports, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the accounts.

A copy of the financial statements of the Unilever Group is placed on our website at www.unilever.com/investorrelations. The maintenance and integrity of the website are the responsibility of the Directors, and the work carried out by the auditors does not involve consideration of these matters. Accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially placed on the website. Legislation in the UK and the Netherlands governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

UK law sets out additional responsibilities for the Directors of PLC regarding disclosure of information to auditors. Disclosure in respect of these responsibilities is made on page 51.

DIRECTORS’ RESPONSIBILITY STATEMENT

Each of the Directors confirms that, to the best of his or her knowledge:

•	The Annual Report and Accounts, taken as a whole, is fair, balanced and understandable, and provides the information necessary for shareholders to assess the Group’s position and performance, business model and strategy;
•	The financial statements which have been prepared in accordance with International Financial Reporting Standards as adopted by the EU and as issued by the International Accounting Standards Board (in the case of the consolidated financial statements) and Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101) (in the case of the PLC parent company accounts) and UK accounting standards and Part 9 of Book 2 of the Dutch Civil Code (in the case of the NV parent company accounts), give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group and the undertakings included in the consolidation taken as a whole; and
•	The Strategic Report includes a fair review of the development and performance of the business and the position of the Group and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

The Directors and their roles are listed on pages 45 and 58.

GOING CONCERN

The activities of the Group, together with the factors likely to affect its future development, performance, the financial position of the Group, its cash flows, liquidity position and borrowing facilities are described in the Strategic Report on pages 2 to 39. In addition, we describe in notes 15 to 18 on pages 115 to 129 the Group’s objectives, policies and processes for managing its capital; its financial risk management objectives; details of its financial instruments and hedging activities and its exposures to credit and liquidity risk. Although not assessed over the same period as the going concern, the viability of the Group has been assessed on pages 53 and 54.

The Group has considerable financial resources together with established business relationships with many customers and suppliers in countries throughout the world. As a consequence, the Directors believe that the Group is well placed to manage its business risks successfully despite the current uncertain outlook.

After making enquiries, the Directors consider it appropriate to adopt the going concern basis of accounting in preparing this Annual Report and Accounts.

INTERNAL AND DISCLOSURE CONTROLS AND PROCEDURES

Please refer to pages 53 to 57 for a discussion of Unilever’s principal risk factors and to pages 54 to 57 for commentary on the Group’s approach to risk management and control.

84 Financial statements	Unilever Annual Report and Accounts 2015

INDEPENDENT AUDITORS’ REPORTS

NETHERLANDS – KPMG ACCOUNTANTS N.V.	UNITED KINGDOM – KPMG LLP

TO: THE GENERAL MEETING OF UNILEVER N.V.	TO: THE MEMBERS OF UNILEVER PLC ONLY

For the purpose of these reports, the terms ‘we’ and ‘our’ denote KPMG Accountants N.V. in relation to the Netherlands responsibilities and reporting obligations to the General Meeting of Unilever N.V. and KPMG LLP in relation to UK responsibilities and reporting obligations to the members of Unilever PLC. The Unilever Group (‘the Group’) consists of Unilever PLC, Unilever N.V. and the entities they controlled during the financial year. The reports of KPMG Accountants N.V. and KPMG LLP are presented in the left and right hand columns of this report respectively. Where separate columns are not presented, the content of the reports of KPMG Accountants N.V. and KPMG LLP are identical.

The financial statements (‘the Financial Statements’) comprise:

•	the consolidated financial statements of the Group (‘the Consolidated Financial Statements’);
•	the parent company financial statements of Unilever N.V. (‘the NV Company Accounts’); and
•	the parent company financial statements of Unilever PLC (‘the PLC Company Accounts’), each of which are defined below.

OPINIONS AND CONCLUSIONS ARISING FROM OUR AUDIT
1. OUR OPINIONS ON THE FINANCIAL STATEMENTS ARE UNMODIFIED

We have audited the consolidated financial statements of the Group for the year ended 31 December 2015 which comprise the consolidated balance sheet as at 31 December 2015, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended and notes to the Consolidated Financial Statements, including a summary of the significant accounting policies and other explanatory information. In addition, KPMG Accountants N.V. has audited the NV Company Accounts (which comprise the company balance sheet as at 31 December 2015, the company profit and loss account for 2015 and the notes comprising a summary of the significant accounting policies and other explanatory information) and KPMG LLP has audited the PLC Company Accounts (which comprise the company balance sheet as at 31 December 2015 and the notes to the PLC Company Accounts, including the summary of the significant accounting policies and other explanatory information).

In our opinion:

•    the Consolidated Financial Statements give a true and fair view of the financial position of the Group as at 31 December 2015 and of its result and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS as adopted by the EU) and with Part 9 of Book 2 of the Netherlands Civil Code; and

•    the NV Company Accounts give a true and fair view of the financial position of Unilever N.V. as at 31 December 2015 and of its result for 2015 in accordance with United Kingdom accounting standards, including FRS 101 ‘Reduced Disclosure Framework’ and Part 9 of Book 2 of the Netherlands Civil Code.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Auditor’s responsibilities’ section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion:

•    the Consolidated Financial Statements and the PLC Company Accounts give a true and fair view of the state of the Group’s and of Unilever PLC’s affairs as at 31 December 2015 and of the Group’s profit for the year then ended;

•    the Consolidated Financial Statements have been properly prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS as adopted by the EU);

•    the PLC Company Accounts have been properly prepared in accordance with United Kingdom Accounting Standards, including FRS 101 ‘Reduced Disclosure Framework’; and

•    both the Consolidated Financial Statements and the PLC Company Accounts have been prepared in accordance with the requirements of the Companies Act 2006 and, as regards the Consolidated Financial Statements, Article 4 of the IAS Regulation.

Separate opinion in relation to IFRS as issued by the International Accounting Standards Board (IASB)

As explained in the accounting policies set out in the Consolidated Financial Statements, the Group, in addition to complying with its legal obligation to apply IFRS as adopted by the EU, has also applied IFRS as issued by the IASB. In our opinion, the Consolidated Financial Statements comply with IFRS as issued by the IASB.

Unilever Annual Report and Accounts 2015	Financial statements 85

INDEPENDENT AUDITORS’ REPORTS CONTINUED

2. OUR ASSESSMENT OF RISKS OF MATERIAL MISSTATEMENT

In arriving at our audit opinion above on the Financial Statements the risks of material misstatement that had the greatest effect on our audit (key audit matters) were as set out below and are unchanged from 2014.

These are the matters that, in our professional judgement, had the greatest effect on: the overall audit strategy; the allocation of resources in our audit; and directing the efforts of the engagement team. We have communicated these matters to the Audit Committee. Our audit procedures relating to these matters were designed in the context and solely for the purposes of our audit of the Financial Statements as a whole, and in forming our opinion thereon, and we do not express discrete opinions on these matters.

Revenue recognition
•	The risk – Revenue is measured taking account of discounts, incentives and rebates earned by customers on the Group’s sales. Due to the multitude and variety of contractual terms across the Group’s markets, the estimation of discounts, incentives and rebates recognised based on sales made during the year is considered to be complex.

Revenue is recognised when the risks and rewards of the underlying products have been transferred to the customer. There is a risk that revenue may be overstated because of fraud resulting from the pressure local management may feel to achieve performance targets at the reporting period end. The Group focuses on revenue as a key performance measure which could create an incentive for revenue to be recognised before the risks and rewards have been transferred.

•	Our response – Our audit procedures included considering the appropriateness of the Group’s revenue recognition accounting policies including those relating to discounts, incentives and rebates and assessing compliance with the policies in terms of applicable accounting standards. We tested the effectiveness of the Group’s controls over calculation of discounts, incentives and rebates and correct timing of revenue recognition.

We assessed sales transactions taking place at either side of the balance sheet date as well as credit notes issued after the year end date to assess whether that revenue was recognised in the correct period. We also developed an expectation of the current year revenue balance based on trend analysis information taking into account historical weekly sales and returns information and our understanding of each market. We then compared this expectation to actual results.

We also considered the adequacy of the Group’s disclosures (in note 2) in respect of revenue.

Indirect tax provisions and contingencies
•

The risk – Provisions for indirect tax require the Directors to make judgements and estimates in relation to the issues and exposures. In Brazil (one of the Group’s largest markets) the complex nature of the local tax regulations and jurisprudence make this a particular area of significant judgement.

•	Our response – Our audit procedures included testing the effectiveness of the Group’s controls around the recording and re-assessment of tax provisions. Furthermore, our procedures included using our own indirect tax and legal specialists to consider the level of provisions required in light of the nature of the Group’s exposures, applicable regulations and the Group’s correspondence with the authorities. We assessed relevant historical and recent judgements passed by the court authorities in considering any legal precedent or case law, as well as assessing legal opinions from third party lawyers. We also gained an understanding of the Group’s provisioning methodology and challenged assumptions using the knowledge and experience of our own specialists. In addition, we obtained formal confirmations from the Group’s external counsel, where appropriate. We also considered the adequacy of the Group’s disclosures (in note 19) made in relation to indirect tax provisions and contingencies.

Direct tax provisions and contingencies
•

The risk – The Group has extensive international operations and in the normal course of business the Directors make judgements and estimates in relation to tax issues and exposures. This is a key judgement due to the Group operating in a number of tax jurisdictions, the complexities of transfer pricing and other tax legislation.

•	Our response – Our audit procedures included testing the effectiveness of the Group’s controls around the recording and continuous re-assessment of tax provisions.

Our own tax specialists performed an assessment of the Group’s correspondence with relevant tax authorities, to consider the completeness of tax provisions for all associated risks. We also challenged the assumptions used, taking into consideration our own tax specialists’ knowledge and experience. In addition, we assessed relevant judgements passed by authorities in considering any need for a provision, as well as assessing relevant opinions from third parties.

We also considered the adequacy of the Group’s disclosures (in note 20) in respect of tax and uncertain tax positions.

For each risk noted above refer to related disclosure within the Report of the Audit Committee (page 60), accounting policies and financial disclosures within the notes to the Consolidated Financial Statements.

86 Financial statements	Unilever Annual Report and Accounts 2015

3. OUR APPLICATION OF MATERIALITY AND AN OVERVIEW OF THE SCOPE OF OUR AUDIT

Materiality

Based on our professional judgement the materiality for the Consolidated Financial Statements as a whole was set at €350 million (2014: €350 million), determined with reference to a benchmark of Group profit before taxation (of which it represents 4.8% (2014: 4.6%)). We also take misstatements into account that are in our opinion material for qualitative reasons.

We agreed with the Audit Committee to report to it any corrected and uncorrected identified misstatements exceeding €25 million in addition to other identified misstatements that warranted reporting on qualitative grounds.

Scope of our audit

The Group operates through a significant number of legal entities, these form reporting components which are primarily based on country. To provide sufficient coverage over the Group’s significant risks, we performed audits for Group reporting purposes of 13 components (2014: 13 components), as well as audits of revenue and the related accounts receivable balances at a further 10 components (2014: 5 components). The further 10 components were not individually financially significant enough to require an audit for Group reporting purposes but were included in the scope of our Group reporting work in order to provide further coverage over the Group’s revenue.

The Group has 5 centralised operating centres that perform accounting and reporting activities alongside related controls. Together these operating centres process a substantial portion of the Group’s transactions. The outputs from the centralised operating centres are included in the financial information of the component entities they service and therefore they are not separate reporting components. Each of the operating centres is subject to specified audit procedures. Further audit procedures are performed at each reporting component to cover matters not covered at the centralised operating centres. Together this results in audits for Group reporting purposes on those reporting components.

The percentages of the Group’s Revenue, Profit before Taxation and Total Assets represented by the components within the scope of our work and procedures performed at corporate level are as follows:

The remaining 30% of Group Revenue and 25% of Group Profit before Taxation is represented by a significant number of components, ‘Other Components’ none of which individually represents more than 2% of Group Revenue and/or Group Profit before Taxation. A substantial portion of these Other Components utilise the five operating centres and are therefore subject to audit procedures performed at these operating centres. In addition, for these Other Components, we performed analysis (focusing specifically on revenue and operating margins) at the aggregated Group level to re-examine our assessment that there are no significant risks of material misstatement within these components.

The Group audit team instructed component auditors as to the significant areas to be covered, including the significant risks detailed above and the information to be reported back. The Group audit team approved component materiality levels, which ranged from €5 million to €275 million (2014: €5 million to €275 million), having regard to the mix of size and risk profile of the Group across the components. The work on all components was performed by component auditors.

The Group audit team visited locations in the USA, India, Indonesia, Switzerland, Brazil, South Africa, Russia, Singapore, China, Mexico, Thailand, Australia, Poland, Kenya, Philippines and Zimbabwe (2014: the USA, the UK, the Netherlands, India, Indonesia, Switzerland, Brazil, South Africa, Germany, Turkey, Russia, Singapore, China, Mexico and Argentina). Telephone and/or online meetings were also held with the auditors of these components and the majority of all other components. The findings reported to the Group audit team were discussed in more detail with component auditors, and any further work required by the Group audit team was then performed by the component auditor.

Unilever Annual Report and Accounts 2015	Financial statements 87

INDEPENDENT AUDITORS’ REPORTS CONTINUED

4. OTHER REPORTING

Our report on the Report of the Directors and the other information is unmodified

Pursuant to the legal requirement under Part 9 of Book 2 of the Netherlands Civil Code:

•    we have no deficiencies to report as a result of our examination whether the Report of the Directors, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of this Code, and whether the information as required under Part 9 of Book 2 has been annexed; and

•    further we report that the Report of the Directors, to the extent we can assess, is consistent with the Consolidated Financial Statements and the NV Company Accounts as required by Article 2:391 sub 4 of the Netherlands Civil Code.

Engagement

We have been engaged by the General Meeting at 14 May 2015 as auditor of Unilever N.V. since the audit of year 2014 and we are the statutory auditor since that date up until today.

Independence

We are independent of the Unilever Group in accordance with the Regulation regarding the Independence of Auditors in the case of Assurance Engagements (‘Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten’ (ViO)) and other relevant independence regulations in the Netherlands. Furthermore we have complied with the Regulation Code of Conduct and Professional Practice Auditors (‘Verordening gedrags-en beroepsregels accountants’ (VGBA)).

Our opinion on other matters prescribed by the Companies Act 2006 is unmodified

In our opinion:

•    the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006; and

•    the information given in the Strategic Report and the Directors’ Report for the financial year is consistent with the Consolidated Financial Statements and the PLC Company Accounts.

Based solely on the work required to be undertaken in the course of the audit of the Financial Statements and from reading the Strategic Report and the Directors’ Report;

•    we have not identified material misstatements in those reports; and

•    in our opinion, those reports have been prepared in accordance with the Companies Act 2006.

We have nothing to report on the disclosure of principal risks

Based on the knowledge we acquired during our audit, we have nothing material to add or draw attention to in relation to:

•    the directors’ viability statement on pages 53 to 54, concerning the principal risks, their management, and, based on that, the directors’ assessment and expectations of the Group’s continuing operation over the three years to 2018; or

•    the disclosure in note 1 of the financial statements concerning the use of the going concern basis of accounting.

We have nothing to report in respect of the matters on which we are required to report by exception

Under ISAs (UK and Ireland) we are required to report to you if, based on the knowledge we acquired during our audit, we have identified other information in the Annual Report that contains a material inconsistency with either that knowledge or the Consolidated Financial Statements and/or the PLC Company Accounts, a material misstatement of fact, or that is otherwise misleading.

In particular, we are required to report to you if:

•    we have identified material inconsistencies between the knowledge we acquired during our audit and the Directors’ statement that they consider that the Annual Report and Financial Statements taken as a whole is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group’s performance, business model and strategy; or

•    the Report of the Audit Committee does not appropriately address matters communicated by us to the Audit Committee.

Under the Companies Act 2006 we are required to report to you if, in our opinion:

•    adequate accounting records have not been kept by Unilever PLC, or returns adequate for our audit have not been received from branches not visited by us; or

•    the PLC Company Accounts and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or

•    certain disclosures of Directors’ remuneration specified by law are not made; or

•    we have not received all the information and explanations we require for our audit.

Under the Listing Rules we are required to review:

•    the Directors’ statement, set out on page 84 and pages 53 to 54, in relation to going concern and longer term viability; and

•    the part of the Corporate Governance Statement on pages 50 to 52 relating to Unilever PLC’s compliance with the eleven provisions of the 2014 UK Corporate Governance Code specified for our review.

We have nothing to report in respect of the above responsibilities.

88 Financial statements	Unilever Annual Report and Accounts 2015

SCOPE AND RESPONSIBILITIES

Directors’ and Audit Committee’s responsibilities

The Directors are responsible for:

•    the preparation and fair presentation of the Consolidated Financial Statements in accordance with IFRSs as adopted by the EU and Part 9 of Book 2 of the Netherlands Civil Code, and for the preparation of the Report of the Directors in accordance with Part 9 of Book 2 of the Netherlands Civil Code;

•    the preparation and fair presentation of the N.V. Company Accounts in accordance with United Kingdom accounting standards and Part 9 of Book 2 of the Netherlands Civil Code; and

•    such internal control as management determines is necessary to enable the preparation of the Financial Statements that are free from material misstatement, whether due to fraud or error.

In preparing the Financial Statements, the Directors are responsible for assessing the Group’s and Unilever N.V.’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, the Directors should prepare the Consolidated Financial Statements and NV Company Accounts using the going concern basis of accounting unless the Directors either intend to liquidate the Group and/or Unilever N.V. or to cease operations, or have no realistic alternative but to do so. The Directors should disclose in the Financial Statements events and circumstances that may cast significant doubt on the Group’s and/or Unilever N.V.’s ability to continue as a going concern.

The Audit Committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s responsibilities

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all errors and fraud.

For more information about an audit of financial statements, we refer to the NBA website: www.nba.nl/standardtexts-auditorsreport.

Directors’ responsibilities

As explained more fully in the Directors’ Responsibilities Statement (set out on page 84), the Directors are responsible for the preparation of the Consolidated Financial Statements and the PLC Company Accounts and for being satisfied that they give a true and fair view.

Scope of an audit of financial statements

A description of the scope of an audit of financial statements is provided on the Financial Reporting Council’s website at www.frc.org.uk/auditscopeukprivate.

This report is made solely to Unilever PLC’s members as a body and is subject to important explanations and disclaimers regarding our responsibilities which can be accessed on our website via www.kpmg.com/uk/auditscopeukco2014b, and are incorporated into this report as if set out in full and should be read to provide an understanding of the purpose of this report, the work we have undertaken and the basis of our opinions.

SIGNING

Eric van Leeuwen (External auditor) KPMG Accountants N.V. Amsterdam 17 February 2016	Paul Korolkiewicz (Senior Statutory Auditor) for and on behalf of KPMG LLP Chartered Accountants and Statutory Auditor London 17 February 2016

Unilever Annual Report and Accounts 2015	Financial statements 89

FINANCIAL STATEMENTS

UNILEVER GROUP

CONSOLIDATED INCOME STATEMENT

for the year ended 31 December

	Notes	€ million 2015	€ million 2014	€ million 2013
Turnover	2	53,272	48,436	49,797

Operating profit	2	7,515	7,980	7,517

After (charging)/crediting non-core items	3	(350)	960	501

Net finance costs	5	(493)	(477)	(530)
Finance income		144	117	103
Finance costs		(516)	(500)	(500)
Pensions and similar obligations		(121)	(94)	(133)

Share of net profit/(loss) of joint ventures and associates	11	107	98	113
Other income/(loss) from non-current investments and associates		91	45	14

Profit before taxation		7,220	7,646	7,114
Taxation	6A	(1,961)	(2,131)	(1,851)

Net profit		5,259	5,515	5,263

Attributable to:
Non-controlling interests		350	344	421
Shareholders’ equity		4,909	5,171	4,842

Combined earnings per share	7
Basic earnings per share (€)		1.73	1.82	1.71
Diluted earnings per share (€)		1.72	1.79	1.66

References in the consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated balance sheet and consolidated cash flow statement relate to notes on pages 94 to 147, which form an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME for the year ended 31 December
	Notes	€ million 2015	€ million 2014	€ million 2013
Net profit		5,259	5,515	5,263

Other comprehensive income	6C
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit pension plans net of tax	15B	884	(1,250)	697

Items that may be reclassified subsequently to profit or loss:
Currency retranslation gains/(losses) net of tax(a)	15B	(481)	(25)	(999)
Fair value gains/(losses) on financial instruments net of tax	15B	100	(85)	106

Total comprehensive income		5,762	4,155	5,067

Attributable to:
Non-controlling interests		357	404	339
Shareholders’ equity		5,405	3,751	4,728

(a)	Includes fair value gains/(losses) on net investment hedges and exchange differences in net investments in foreign operations of €617 million (2014: €412 million; 2013: €(275) million).

90 Financial statements	Unilever Annual Report and Accounts 2015

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Consolidated statement of changes in equity	Called up share capital	Share premium account	Other reserves	Retained profit	Total	Non- controlling interests	Total equity
31 December 2012	484	140	(6,196)	20,964	15,392	557	15,949

Profit or loss for the period	–	–	–	4,842	4,842	421	5,263
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	–	–	106	–	106	–	106
Remeasurement of defined benefit pension plans net of tax	–	–	–	697	697	–	697
Currency retranslation gains/(losses)	–	–	(788)	(129)	(917)	(82)	(999)

Total comprehensive income	–	–	(682)	5,410	4,728	339	5,067
Dividends on ordinary capital	–	–	–	(2,981)	(2,981)	–	(2,981)
Movements in treasury stock(a)	–	–	112	(83)	29	–	29
Share-based payment credit(b)	–	–	–	242	242	–	242
Dividends paid to non-controlling interests	–	–	–	–	–	(307)	(307)
Currency retranslation gains/(losses) net of tax	–	(5)	–	–	(5)	(5)	(10)
Other movements in equity(c)	–	3	20	(3,084)	(3,061)	(113)	(3,174)

31 December 2013	484	138	(6,746)	20,468	14,344	471	14,815

Profit or loss for the period	–	–	–	5,171	5,171	344	5,515
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	–	–	(85)	–	(85)	–	(85)
Remeasurement of defined benefit pension plans net of tax	–	–	–	(1,253)	(1,253)	3	(1,250)
Currency retranslation gains/(losses)	–	–	(290)	208	(82)	57	(25)

Total comprehensive income	–	–	(375)	4,126	3,751	404	4,155
Dividends on ordinary capital	–	–	–	(3,196)	(3,196)	–	(3,196)
Movements in treasury stock(a)	–	–	(235)	(217)	(452)	–	(452)
Share-based payment credit(b)	–	–	–	188	188	–	188
Dividends paid to non-controlling interests	–	–	–	–	–	(342)	(342)
Currency retranslation gains/(losses) net of tax	–	7	–	–	7	(2)	5
Other movements in equity(c)	–	–	(182)	(809)	(991)	81	(910)

31 December 2014	484	145	(7,538)	20,560	13,651	612	14,263

Profit or loss for the period	–	–	–	4,909	4,909	350	5,259
Other comprehensive income net of tax:
Fair value gains/(losses) on financial instruments	–	–	100	–	100	–	100
Remeasurement of defined benefit pension plans net of tax	–	–	–	882	882	2	884
Currency retranslation gains/(losses)	–	–	(377)	(109)	(486)	5	(481)

Total comprehensive income	–	–	(277)	5,682	5,405	357	5,762
Dividends on ordinary capital	–	–	–	(3,404)	(3,404)	–	(3,404)
Movements in treasury stock(a)	–	–	6	(282)	(276)	–	(276)
Share-based payment credit(b)	–	–	–	150	150	–	150
Dividends paid to non-controlling interests	–	–	–	–	–	(326)	(326)
Currency retranslation gains/(losses) net of tax	–	7	–	–	7	–	7
Other movements in equity(c)	–	–	(7)	(87)	(94)	–	(94)

31 December 2015	484	152	(7,816)	22,619	15,439	643	16,082

(a)	Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.
(b)	The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(c)	2014 includes the impact of the purchase of Estate shares (see note 24). 2013 includes the impact of the acquisition of non-controlling interests.

Unilever Annual Report and Accounts 2015	Financial statements 91

FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

CONSOLIDATED BALANCE SHEET

as at 31 December

	Notes	€ million 2015	€ million 2014
Assets
Non-current assets
Goodwill	9	16,213	14,642
Intangible assets	9	8,846	7,532
Property, plant and equipment	10	11,058	10,472
Pension asset for funded schemes in surplus	4B	934	376
Deferred tax assets	6B	1,185	1,286
Financial assets	17A	605	715
Other non-current assets	11	771	657

		39,612	35,680

Current assets
Inventories	12	4,335	4,168
Trade and other current receivables	13	4,804	5,029
Current tax assets		230	281
Cash and cash equivalents	17A	2,302	2,151
Other financial assets	17A	836	671
Non-current assets held for sale	22	179	47

		12,686	12,347

Total assets		52,298	48,027

Liabilities
Current liabilities
Financial liabilities	15C	4,789	5,536
Trade payables and other current liabilities	14	13,788	12,606
Current tax liabilities		1,127	1,081
Provisions	19	309	418
Liabilities associated with assets held for sale	22	6	1

		20,019	19,642

Non-current liabilities
Financial liabilities	15C	9,854	7,186
Non-current tax liabilities		121	161
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	4B	1,569	2,222
Unfunded schemes	4B	1,685	1,725
Provisions	19	831	916
Deferred tax liabilities	6B	1,744	1,534
Other non-current liabilities	14	393	378

		16,197	14,122

Total liabilities		36,216	33,764

Equity
Shareholders’ equity
Called up share capital	15A	484	484
Share premium account		152	145
Other reserves	15B	(7,816)	(7,538)
Retained profit		22,619	20,560

Shareholders’ equity		15,439	13,651
Non-controlling interests		643	612

Total equity		16,082	14,263

Total liabilities and equity		52,298	48,027

These financial statements have been approved by the Directors.

The Board of Directors

17 February 2016

92 Financial statements	Unilever Annual Report and Accounts 2015

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December

	Notes	€ million 2015	€ million 2014	€ million 2013
Net profit		5,259	5,515	5,263
Taxation		1,961	2,131	1,851
Share of net profit of joint ventures/associates and other income/(loss) from non-current investments and associates		(198)	(143)	(127)
Net finance costs	5	493	477	530

Operating profit		7,515	7,980	7,517
Depreciation, amortisation and impairment		1,370	1,432	1,151
Changes in working capital:		720	8	200

Inventories		(129)	(47)	168
Trade and other receivables		2	82	(917)
Trade payables and other liabilities		847	(27)	949

Pensions and similar obligations less payments		(385)	(364)	(383)
Provisions less payments		(94)	32	126
Elimination of (profits)/losses on disposals		26	(1,460)	(725)
Non-cash charge for share-based compensation		150	188	228
Other adjustments		49	38	(15)

Cash flow from operating activities		9,351	7,854	8,099
Income tax paid		(2,021)	(2,311)	(1,805)

Net cash flow from operating activities		7,330	5,543	6,294

Interest received		119	123	100
Purchase of intangible assets		(334)	(359)	(377)
Purchase of property, plant and equipment		(1,867)	(1,893)	(1,791)
Disposal of property, plant and equipment		127	207	141
Acquisition of group companies, joint ventures and associates		(1,897)	(313)	(142)
Disposal of group companies, joint ventures and associates		199	1,741	1,053
Acquisition of other non-current investments		(78)	(82)	(273)
Disposal of other non-current investments		127	69	302
Dividends from joint ventures, associates and other non-current investments		176	162	136
(Purchase)/sale of financial assets		(111)	4	(310)

Net cash flow (used in)/from investing activities		(3,539)	(341)	(1,161)

Dividends paid on ordinary share capital		(3,331)	(3,189)	(2,993)
Interest and preference dividends paid		(579)	(521)	(511)
Acquisition of non-controlling interests		–	–	(2,901)
Purchase of Estate shares	24	–	(880)	–
Net change in short-term borrowings		245	338	350
Additional financial liabilities		7,566	5,174	4,219
Repayment of financial liabilities		(6,270)	(5,305)	(3,294)
Capital element of finance lease rental payments		(14)	(16)	(11)
Other movements on treasury stock		(276)	(467)	24
Other financing activities		(373)	(324)	(273)

Net cash flow (used in)/from financing activities		(3,032)	(5,190)	(5,390)

Net increase/(decrease) in cash and cash equivalents		759	12	(257)
Cash and cash equivalents at the beginning of the year		1,910	2,044	2,217
Effect of foreign exchange rate changes		(541)	(146)	84

Cash and cash equivalents at the end of the year	17A	2,128	1,910	2,044

The cash flows of pension funds (other than contributions and other direct payments made by the Group in respect of pensions and similar obligations) are not included in the Group cash flow statement.

Acquisition of non-controlling interests in 2013 includes various transactions to acquire non-controlling interests, primarily an outflow of €2,515 million to increase the Group’s ownership of Hindustan Unilever Limited from 52% to 67%.

Unilever Annual Report and Accounts 2015	Financial statements 93

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP

1. ACCOUNTING INFORMATION AND POLICIES

The accounting policies adopted are the same as those which were applied for the previous financial year, except as set out below under the heading ‘Recent accounting developments’.

UNILEVER

The two parent companies, NV and PLC, together with their group companies, operate as a single economic entity (the Unilever Group, also referred to as Unilever or the Group). NV and PLC have the same Directors and are linked by a series of agreements, including an Equalisation Agreement, which are designed so that the positions of the shareholders of both companies are as closely as possible the same as if they held shares in a single company.

The Equalisation Agreement provides that both companies adopt the same accounting principles. It also requires that dividends and other rights and benefits attaching to each ordinary share of NV, be equal in value to those rights and benefits attaching to each ordinary share of PLC, as if each such unit of capital formed part of the ordinary share capital of one and the same company.

BASIS OF CONSOLIDATION

Due to the operational and contractual arrangements referred to above, NV and PLC form a single reporting entity for the purposes of presenting consolidated financial statements. Accordingly, the financial statements of Unilever are presented by both NV and PLC as their respective consolidated financial statements. Group companies included in the consolidation are those companies controlled by NV or PLC. Control exists when the Group has the power to direct the activities of an entity so as to affect the return on investment.

The net assets and results of acquired businesses are included in the consolidated financial statements from their respective dates of acquisition, being the date on which the Group obtains control. The results of disposed businesses are included in the consolidated financial statements up to their date of disposal, being the date control ceases.

Intra-group transactions and balances are eliminated.

The company income statement for NV is included in the consolidated financial statements. An abbreviated income statement has been disclosed in the NV company accounts on page 148 in accordance with Section 402, Book 2 of the Netherlands Civil Code.

COMPANIES LEGISLATION AND ACCOUNTING STANDARDS

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU), IFRIC Interpretations and in accordance with Part 9 of Book 2 of the Civil Code in the Netherlands and the UK Companies Act 2006 applicable to companies reporting under IFRS. They are also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

These financial statements are prepared under the historical cost convention unless otherwise indicated.

These financial statements have been prepared on a going concern basis. Refer to the going concern statement on page 84.

ACCOUNTING POLICIES

Accounting policies are included in the relevant notes to the consolidated financial statements. These are presented as text highlighted in grey on pages 96 to 147. The accounting policies below are applied throughout the financial statements.

FOREIGN CURRENCIES

The consolidated financial statements are presented in euros. The functional currencies of NV and PLC are euros and sterling respectively. Items included in the financial statements of individual group companies are recorded in their respective functional currency which is the currency of the primary economic environment in which each entity operates.

Foreign currency transactions in individual group companies are translated into functional currency using exchange rates at the date of the transaction. Foreign exchange gains and losses from settlement of these transactions, and from translation of monetary assets and liabilities at year-end exchange rates, are recognised in the income statement except when deferred in equity as qualifying hedges.

In preparing the consolidated financial statements, the balances in individual group companies are translated from their functional currency into euros. The income statement, the cash flow statement and all other movements in assets and liabilities are translated at average rates of exchange as a proxy for the transaction rate, or at the transaction rate itself if more appropriate. Assets and liabilities are translated at year-end exchange rates.

The ordinary share capital of NV and PLC is translated in accordance with the Equalisation Agreement. The difference between the value for PLC and the value by applying the year-end rate of exchange is taken to other reserves (see note 15B on page 117).

The effect of exchange rate changes during the year on net assets of foreign operations is recorded in equity. For this purpose net assets include loans between group companies and any related foreign exchange contracts where settlement is neither planned nor likely to occur in the foreseeable future.

The Group applies hedge accounting to certain exchange differences arising between the functional currencies of a foreign operation and NV or PLC as appropriate, regardless of whether the net investment is held directly or through an intermediate parent. Differences arising on retranslation of a financial liability designated as a foreign currency net investment hedge are recorded in equity to the extent that the hedge is effective. These differences are reported within profit or loss to the extent that the hedge is ineffective.

Cumulative exchange differences arising since the date of transition to IFRS of 1 January 2004 are reported as a separate component of other reserves. In the event of disposal or part disposal of an interest in a group company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognised in the income statement as part of the profit or loss on disposal of group companies.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements requires management to make judgements, estimates and assumptions in the application of accounting policies that affect the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and judgements are continuously evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future period affected.

94 Financial statements	Unilever Annual Report and Accounts 2015

1. ACCOUNTING INFORMATION AND POLICIES CONTINUED

Information about critical judgements in applying accounting policies, as well as estimates and assumptions that have the most significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are included in the following notes:

•	separate presentation of items in the income statement – note 3;
•	measurement of defined benefit obligations – note 4B;
•	utilisation of tax losses and recognition of other deferred tax assets – note 6B;
•	key assumptions used in discounted cash flow projections – note 9;
•	likelihood of occurrence of provisions and contingencies, including direct and indirect tax investigations and audits – notes 19 and 20; and
•	measurement of consideration and assets and liabilities acquired as part of business combinations – note 21.

RECENT ACCOUNTING DEVELOPMENTS

ADOPTED BY THE GROUP

The following new and amended standards are relevant to the Group and have been adopted for the first time in these financial statements, with no material impact:

•	Amendments to IFRS 2 ‘Share based Payment’ clarifies issues relating to the definitions of performance and service conditions which are vesting conditions.
•	Amendments to IFRS 3 ‘Business Combinations’ clarifies when other applicable IFRSs should be referred to when determining the classification of contingent consideration as a financial liability or equity instrument.
•	Amendments to IFRS 3 ‘Business Combinations’ clarifies that it excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself.
•	Amendments to IFRS 8 ‘Operating Segments’ clarifies that entities should disclose those factors that are used to identify the entity’s reportable segments when operating segments have been aggregated.
•	Amendments to IFRS 13 ‘Fair Value Measurement’ clarifies that the portfolio exception in IFRS 13 can be applied not only to financial assets and financial liabilities, but also to other contracts within the scope of IAS 39 ‘Financial Instruments: Recognition and Measurement’.
•	Amendment to IAS 16 ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’ clarifies that when an item of property, plant and equipment or an intangible asset is revalued the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount.
•	Amendments to IAS 19 ‘Defined Benefit Plans: Employee Contributions’ simplifies the accounting for contributions that are independent of the number of years of employee service.
•	Amendments to IAS 24 ‘Related Party Disclosures’ clarifies that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a related party of the reporting entity.

NOT ADOPTED BY THE GROUP

All of the following new standards, amendments and interpretations are effective from 1 January 2016 unless otherwise stated. Standards have been endorsed by the EU unless otherwise stated.

The Group does not currently believe adoption of the following new standards would have a material impact on the consolidated results or financial position of the Group.

•	Amendments to IFRS 5 ‘Non-Current Assets Held for Sale and Discontinued Operations’ adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution to owners or vice versa.
•	IFRS 14 ‘Regulatory Deferral Accounts’ permits first time adopters of IFRS to continue to account for amounts related to rate regulation in accordance with their previous GAAP. The standard does not apply to the Group and has not been endorsed by the EU yet.
•	The ‘Disclosure Initiative’ aims at clarifying IAS 1 ‘Presentation of Financial Statements’ through exploring how presentation and disclosure principles and requirements in existing standards can be improved to enable preparers in exercising their judgement in presenting their financial reports.
•	Amendments to IAS 16 ‘Property, Plant and Equipment’ and IAS 38 ‘Intangible Assets’ covers clarification of the principle of the basis of depreciation and revenue based methods are not appropriate.
•	Amendments to IAS 19 ‘Employee Benefits’ clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.
•	Amendments to IAS 41 ‘Agriculture: Bearer Plants’ change the accounting for biological assets that meet the definition of bearer plants. These will now be in the scope of IAS 16 ‘Property, Plant and Equipment’.

The Group is currently assessing the impact of the following new standards that are not yet effective and is yet to quantify the potential impact.

•	IFRS 9 ‘Financial Instruments’ (effective from the year ending 31 December 2018) reflects all phases of the financial instruments project and replaces IAS 39 ‘Financial Instruments: Recognition and Measurement’. The standard introduces new requirements for classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets and new general hedge accounting requirements. Based on work performed we expect the adoption of IFRS 9 to impact the classification and measurement of certain financial assets not financial liabilities. Work on the impact of the new impairment and hedge accounting requirements is in the early stages and we expect new processes and IT systems may be required.
•	IFRS 15 ‘Revenue from Contracts with Customers’ (effective from the year ended 31 December 2018) supersedes all existing revenue recognition requirements under IFRS. It is based on the principle that revenue is recognised when control of goods or services is transferred and provides a single, principle-based model. It applies to all transactions to provide goods and services except those in the scope of other standards and replaces the separate models for goods, services and construction contracts under current IFRS.

Unilever has commenced work to train our people and identify areas of divergence with current practice. Based on a preliminary assessment from work performed to date, the Group believes that the adoption of IFRS 15 will not have a material impact on consolidated results or financial position but work is ongoing.

•	IFRS 16 ‘Leases’ was issued on 13 January 2016 and is effective from the year ended 31 December 2019. The standard replaces all existing lease accounting requirements and represents a significant change in the accounting and reporting of leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs. Unilever will begin to assess the impact of this standard on the Group during 2016.

Unilever Annual Report and Accounts 2015	Financial statements 95

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

2. SEGMENT INFORMATION

SEGMENTAL REPORTING
Personal Care	– including sales of skin care and hair care products, deodorants and oral care products.

Foods	– including sales of soups, bouillons, sauces, snacks, mayonnaise, salad dressings, margarines and spreads.

Home Care	– including sales of home care products, such as powders, liquids and capsules, soap bars and a wide range of cleaning products.

Refreshment	– including sales of ice cream and tea-based beverages.

REVENUE RECOGNITION

Turnover comprises sales of goods after the deduction of discounts, sales taxes and estimated returns. It does not include sales between group companies. Discounts given by Unilever include rebates, price reductions and incentives given to customers, promotional couponing and trade communication costs.

Turnover is recognised when the risks and rewards of the underlying products have been substantially transferred to the customer.
Depending on individual customer terms, this can be at the time of dispatch, delivery or upon formal customer acceptance.

CORE OPERATING PROFIT

Core operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Core operating margin is calculated as core operating profit divided by turnover.

		€ million	€ million	€ million	€ million	€ million
	Notes	Personal Care	Foods	Home Care	Refresh- ment	Total
2015
Turnover		20,074	12,919	10,159	10,120	53,272

Operating profit		3,637	2,298	740	840	7,515
Non-core items	3	151	56	35	108	350

Core operating profit		3,788	2,354	775	948	7,865

Share of net profit/(loss) of joint ventures and associates		(4)	4	–	107	107

Depreciation and amortisation		377	308	235	450	1,370
Impairment and other non-cash charges(a)(b)		267	113	134	153	667
2014
Turnover		17,739	12,361	9,164	9,172	48,436

Operating profit		3,259	3,607	576	538	7,980
Non-core items	3	66	(1,302)	3	273	(960)

Core operating profit		3,325	2,305	579	811	7,020

Share of net profit/(loss) of joint ventures and associates		(1)	3	–	96	98

Depreciation and amortisation		307	257	192	371	1,127
Impairment and other non-cash charges(a)(b)		198	122	100	393	813
2013
Turnover		18,056	13,426	8,946	9,369	49,797

Operating profit		3,078	3,064	524	851	7,517
Non-core items	3	128	(687)	53	5	(501)

Core operating profit		3,206	2,377	577	856	7,016

Share of net profit/(loss) of joint ventures and associates		5	9	3	96	113

Depreciation and amortisation		327	293	201	330	1,151
Impairment and other non-cash charges(a)(b)		267	139	179	97	682

(a)	See note 3 for further information.
(b)	Other non-cash charges include charges to the income statement during the year in respect of the share-based compensation, provisions and foreign exchange losses resulting from remeasurement of the Venezuelan and Argentinian businesses.

Transactions between the Unilever Group’s reportable segments are immaterial and are carried out on an arm’s length basis.

The Unilever Group is not reliant on revenues from transactions with any single external customer and does not receive 10% or more of its revenues from transactions with any single external customer.

96 Financial statements	Unilever Annual Report and Accounts 2015

2. SEGMENT INFORMATION CONTINUED

Segment assets and liabilities are not provided because they are not received or reviewed by our chief operating decision-maker, which is the Unilever Leadership Executive (ULE) as explained in the Corporate Governance section.

The home countries of the Unilever Group are the Netherlands and the United Kingdom. Turnover and non-current assets for these two countries combined, United States (being the largest country outside the home countries) and all other countries are:

	€ million	€ million	€ million	€ million
2015	Netherlands/ United Kingdom	United States	Others	Total
Turnover	4,157	7,956	41,159	53,272
Non-current assets(c)	4,878	9,674	22,336	36,888
2014
Turnover	3,851	6,684	37,901	48,436
Non-current assets(c)	3,921	7,668	21,714	33,303
2013
Turnover	3,872	7,084	38,841	49,797
Non-current assets(c)	3,390	7,626	19,794	30,810

(c) Non-current assets excluding financial assets, deferred tax assets and pension assets for funded schemes in surplus.

No other country had turnover or non-current assets (as shown above) greater than 10% of the Group total.

ADDITIONAL INFORMATION BY GEOGRAPHIES

Although the Group’s operations are managed by product area, we provide additional information based on geographies. The analysis of turnover by geographical area is stated on the basis of origin. Sales between geographical areas are carried out at arm’s length and were not material.

	€ million	€ million	€ million	€ million
	Asia/ AMET/RUB (d)	The Americas	Europe	Total
2015
Turnover	22,425	17,294	13,553	53,272

Operating profit	3,019	2,273	2,223	7,515
Non-core items	16	244	90	350

Core operating profit	3,035	2,517	2,313	7,865

Share of net profit/(loss) of joint ventures and associates	(1)	96	12	107
2014
Turnover	19,703	15,514	13,219	48,436

Operating profit	2,626	3,233	2,121	7,980
Non-core items	(15)	(959)	14	(960)

Core operating profit	2,611	2,274	2,135	7,020

Share of net profit/(loss) of joint ventures and associates	–	68	30	98
2013
Turnover	20,085	16,206	13,506	49,797

Operating profit	2,765	2,859	1,893	7,517
Non-core items	(85)	(542)	126	(501)

Core operating profit	2,680	2,317	2,019	7,016

Share of net profit/(loss) of joint ventures and associates	(1)	63	51	113

(d) Refers to Asia, Africa, Middle East, Turkey, Russia, Ukraine and Belarus.

Unilever Annual Report and Accounts 2015	Financial statements 97

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

3. GROSS PROFIT AND OPERATING COSTS

RESEARCH AND MARKET SUPPORT COSTS

Expenditure on research and market support, such as advertising, is charged to the income statement as incurred.

NON-CORE ITEMS

Disclosed on the face of the income statement are costs and revenues relating to business disposals, acquisition and disposal related costs, impairments and other one-off items, which we collectively term non-core items due to their nature and frequency of occurrence. These items are material in terms of nature and/or amount and are relevant to an understanding of our financial performance.

Business disposals generate both gains and losses which are not reflective of underlying performance. Acquisition and disposal related costs are charges directly attributable to the acquisition or disposal of group companies.

		€ million	€ million	€ million
		2015	2014	2013
Turnover		53,272	48,436	49,797
Cost of sales		(30,808)	(28,387)	(29,065)

of which: Distribution costs		(3,358)	(3,079)	(3,139)

Gross profit		22,464	20,049	20,732
Selling and administrative expenses		(14,949)	(12,069)	(13,215)
of which: Brand and Marketing Investment		(8,003)	(7,166)	(7,383)
Research and Development		(1,005)	(955)	(1,040)

Operating profit		7,515	7,980	7,517
NON-CORE ITEMS Non-core items are disclosed on the face of the income statement to provide additional information to users to help them better understand underlying business performance.
		€ million	€ million	€ million
		2015	2014	2013
Acquisition and disposal related costs		(105)	(97)	(112)
Gain/(loss) on disposal of group companies(a)		(9)	1,392	733
Impairments and other one-off items(b)		(236)	(335)	(120)

Non-core items before tax		(350)	960	501
Tax impact of non-core items		49	(423)	(266)

Non-core items after tax		(301)	537	235

Attributable to:
Non-controlling interests		–	–	–
Shareholders’ equity		(301)	537	235

(a) 2014 includes a gain of €1,316 million from the sale of the Ragu & Bertolli brands and related assets. The total cash consideration for this transaction was approximately US$2.15 billion.

(b) 2015 includes foreign exchange losses resulting from remeasurement of the Venezuelan and Argentinian businesses amounting to €136 million. Also included in 2015 is an €86 million charge for legal cases pertaining to a number of investigations by local competition regulators (2014: €30 million, 2013: €120 million) and €14 million relating to other one-off legal cases (2014 and 2013: nil). 2014 includes an impairment charge of €305 million recognised on assets related to the Slim•Fast business.

OTHER

Other significant cost items by nature within operating costs include:

		€ million	€ million	€ million
	Notes	2015	2014	2013
Staff costs	4A	(6,555)	(6,054)	(6,194)
Raw and packaging materials and goods purchased for resale		(21,543)	(19,816)	(20,149)
Amortisation of finite-life intangible assets and software	9	(273)	(180)	(167)
Depreciation of property, plant and equipment	10	(1,097)	(947)	(984)
Exchange gains/(losses):		(87)	12	(35)

On underlying transactions		(118)	15	(48)
On covering forward contracts		31	(3)	13

Lease rentals:		(534)	(535)	(489)

Minimum operating lease payments		(546)	(544)	(523)
Contingent operating lease payments		–	–	(5)
Less: Sub-lease income relating to operating lease agreements		12	9	39

98 Financial statements	Unilever Annual Report and Accounts 2015

4. EMPLOYEES

4A. STAFF AND MANAGEMENT COSTS

Staff costs	€ million 2015	€ million 2014	€ million 2013
Wages and salaries	(5,474)	(4,992)	(5,002)
Social security costs	(606)	(586)	(631)
Other pension costs	(325)	(288)	(333)
Share-based compensation costs	(150)	(188)	(228)

	(6,555)	(6,054)	(6,194)

Average number of employees during the year	’000 2015	’000 2014	’000 2013
Asia/AMET/RUB	97	99	97
The Americas	42	42	43
Europe	32	32	34

	171	173	174

Key management compensation(a)	€ million 2015	€ million 2014	€ million 2013
Salaries and short-term employee benefits	(34)	(28)	(30)
Non-Executive Directors’ fees	(2)	(2)	(2)
Post-employment benefits	(1)	(1)	(1)
Share-based benefits(b)	(30)	(19)	(17)

	(67)	(50)	(50)

Of which:
Executive Directors	(18)	(15)	(15)
Non-Executive Directors	(2)	(2)	(2)
Other(c)	(47)	(33)	(33)

	(67)	(50)	(50)

(a)	2015 includes full year compensation for two new Unilever Leadership Executive members (Graeme Pitkethly and Amanda Sourry).
(b)	Share-based benefits are shown on a vesting basis.
(c)	Other includes all members of the Unilever Leadership Executive, including Graeme Pitkethly, other than Executive Directors.

Key management personnel are defined as the members of Unilever Leadership Executive and the Non-Executive Directors.

Details of the remuneration of Directors are given in the parts noted as audited in the Directors’ Remuneration Report on pages 66 to 83.

4B. PENSIONS AND SIMILAR OBLIGATIONS

For defined benefit plans, operating and finance costs are recognised separately in the income statement. The amount charged to operating cost in the income statement is the cost of accruing pension benefits promised to employees over the year, plus the costs of individual events such as past service benefit changes, settlements and curtailments (such events are recognised immediately in the income statement). The amount charged or credited to finance costs is a net interest expense calculated by applying the liability discount rate to the net defined benefit liability or asset. Any differences between the expected interest on assets and the return actually achieved, and any changes in the liabilities over the year due to changes in assumptions or experience within the plans, are recognised immediately in the statement of comprehensive income.

The defined benefit plan surplus or deficit on the balance sheet comprises the total for each plan of the fair value of plan assets less the present value of the defined benefit liabilities (using a discount rate based on high-quality corporate bonds, or a suitable alternative where there is no active corporate bond market).

All defined benefit plans are subject to regular actuarial review using the projected unit method, either by external consultants or by actuaries employed by Unilever. The Group policy is that the most important plans, representing approximately 85% of the defined benefit liabilities, are formally valued every year. Other major plans, accounting for a further 13% of the liabilities, have their liabilities updated each year. Group policy for the remaining plans requires a full actuarial valuation at least every three years. Asset values for all plans are updated every year.

For defined contribution plans, the charges to the income statement are the company contributions payable, as the company’s obligation is limited to the contributions paid into the plans. The assets and liabilities of such plans are not included in the balance sheet of the Group.

Unilever Annual Report and Accounts 2015	Financial statements 99

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

DESCRIPTION OF PLANS

The Group increasingly operates a number of defined contribution plans, the assets of which are held in external funds. In certain countries the Group operates defined benefit pension plans based on employee pensionable remuneration and length of service. The majority of defined benefit plans are either career average, final salary or hybrid plans and operate on a funded basis. Benefits are determined by the plan rules and are linked to inflation in some countries. The Group also provides other post-employment benefits, mainly post-employment healthcare plans in the United States. These plans are predominantly unfunded.

GOVERNANCE

The majority of the Group’s externally funded plans are established as trusts, foundations or similar entities. The operation of these entities is governed by local regulations and practice in each country, as is the nature of the relationship between the Group and the Trustees (or equivalent) and their composition. Where Trustees (or equivalent) are in place to operate plans, they are generally required to act on behalf of the plan’s stakeholders. They are tasked with periodic reviews of the solvency of the fund in accordance with local legislation and play a role in the long-term investment and funding strategy. The Group also has an internal body, the Pensions and Equity Committee, that is responsible for setting the company’s policies and decision making on plan matters, including but not limited to design, funding, investments, risk management and governance.

INVESTMENT STRATEGY

The Group’s investment strategy in respect of its funded plans is implemented within the framework of the various statutory requirements of the territories where the plans are based. The Group has developed policy guidelines for the allocation of assets to different classes with the objective of controlling risk and maintaining the right balance between risk and long-term returns in order to limit the cost to the Group of the benefits provided. To achieve this, investments are well diversified, such that the failure of any single investment would not have a material impact on the overall level of assets. The plans continue to invest a good proportion of the assets in equities, which the Group believes offer the best returns over the long term commensurate with an acceptable level of risk. The plans expose the Group to a number of actuarial risks such as investment risk, interest rate risk, longevity risk and, in certain markets, inflation risk. There are no unusual entity or plan specific risks to the Group. For risk control, the pension funds also have significant investments in liability matching assets (bonds) as well as in property and other alternative assets; additionally, the Group uses derivatives to further mitigate the impact of the risks outlined above. The majority of assets are managed by a number of external fund managers with a small proportion managed in-house. Unilever has a pooled investment vehicle (Univest) which it believes offers its pension plans around the world a simplified externally managed investment vehicle to implement their strategic asset allocation models, currently for bonds, equities and alternative assets. The aim is to provide high-quality, well diversified, cost-effective, risk-controlled vehicles. The pension plans’ investments are overseen by Unilever’s internal investment company, the Univest Company.

ASSUMPTIONS

With the objective of presenting the assets and liabilities of the pensions and other post-employment benefit plans at their fair value on the balance sheet, assumptions under IAS 19 are set by reference to market conditions at the valuation date. The actuarial assumptions used to calculate the benefit liabilities vary according to the country in which the plan is situated. The following table shows the assumptions, weighted by liabilities, used to value the principal defined benefit plans (which cover approximately 96% of total pension liabilities) and the plans providing other post-employment benefits.

	31 December 2015		31 December 2014
	Principal defined benefit pension plans	Other post-employment benefit plans	Principal defined benefit pension plans	Other post-employment benefit plans
Discount rate	3.4%	5.0%	3.1%	4.4%
Inflation	2.4%	n/a	2.4%	n/a
Rate of increase in salaries	2.7%	3.1%	2.8%	3.1%
Rate of increase for pensions in payment (where provided)	2.3%	n/a	2.2%	n/a
Rate of increase for pensions in deferment (where provided)	2.5%	n/a	2.5%	n/a
Long-term medical cost inflation	n/a	5.2%	n/a	5.4%

The valuations of other post-employment benefit plans generally assume a higher initial level of medical cost inflation, which falls from 7% to the long-term rate within the next five years. Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans.

100 Financial statements	Unilever Annual Report and Accounts 2015

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

For the most important pension plans, representing approximately 84% of all defined benefit plans liabilities, the assumptions used at 31 December 2015 and 2014 were:

	United Kingdom		Netherlands		United States		Germany

	2015	2014	2015	2014	2015	2014	2015	2014
Discount rate	3.7%	3.5%	2.5%	1.9%	4.5%	3.8%	2.5%	1.9%
Inflation	3.0%	2.9%	1.7%	1.7%	2.3%	2.3%	1.7%	1.7%
Rate of increase in salaries	2.9%	2.9%	2.2%	2.2%	3.0%	3.0%	2.8%	2.7%
Rate of increase for pensions in payment (where provided)	2.8%	2.7%	1.7%	1.7%	–	–	1.7%	1.7%
Rate of increase for pensions in deferment (where provided)	2.9%	2.8%	1.7%	1.7%	–	–	–	–
Number of years a current pensioner is expected to live beyond age 65:
Men	22.4	22.4	21.7	21.6	21.2	21.6	19.4	19.4
Women	24.6	24.5	23.8	23.6	23.2	23.8	23.0	23.0
Number of years a future pensioner currently aged 45 is expected to live beyond age 65:
Men	23.7	23.6	23.9	23.8	22.9	23.3	19.4	19.4
Women	26.4	26.3	25.9	25.8	24.9	25.5	23.0	23.0

Demographic assumptions, such as mortality rates, are set having regard to the latest trends in life expectancy (including expectations of future improvements), plan experience and other relevant data. These assumptions are reviewed and updated as necessary as part of the periodic actuarial valuation of the pension plans. The years of life expectancy for 2015 above have been translated from the following tables:

•	UK: the year of use S1 series all pensioners (‘S1PA’) tables have been adopted, which are based on the experience of UK pension schemes over the period 2000-2006. Scaling factors are applied reflecting the experience of our pension funds appropriate to the member’s gender and status. Future improvements in longevity have been allowed for in line with the 2012 CMI core projections and a 1% pa long-term improvement rate.
•	The Netherlands: the Dutch Actuarial Society’s AG Prognosetafel 2014 table is used with correction factors to allow for the typically longer life expectancy for fund members relative to the general population. This table has an in-built allowance for future improvements in longevity.
•	United States: the table RP-2015 with MP-2015 generational mortality improvement. This table has an in-built allowance for future improvements in longevity.
•	Germany: fund specific tables are used which broadly equate to the Heubeck 2005 generational table projected to 2030.

Assumptions for the remaining defined benefit plans vary considerably, depending on the economic conditions of the countries where they are situated.

INCOME STATEMENT

The charge to the income statement comprises:

	Notes	€ million 2015	€ million 2014	€ million 2013
Charged to operating profit:
Defined benefit pension and other benefit plans:
Current service cost		(271)	(259)	(301)
Employee contributions		17	16	18
Special termination benefits		(9)	(27)	(18)
Past service cost including (losses)/gains on curtailments		129	87	89
Settlements		6	10	–
Defined contribution plans		(197)	(115)	(121)

Total operating cost	4A	(325)	(288)	(333)

Finance income/(cost)	5	(121)	(94)	(133)

Net impact on the income statement (before tax)		(446)	(382)	(466)

Unilever Annual Report and Accounts 2015	Financial statements 101

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

STATEMENT OF COMPREHENSIVE INCOME

Amounts recognised in the statement of comprehensive income on the remeasurement of the net defined benefit liability.

				€ million 2015	€ million 2014	€ million 2013
Return on plan assets excluding amounts included in net finance income/(cost)				(254)	1,316	934
Actuarial gains/(losses) arising from changes in demographic assumptions				(22)	(28)	(158)
Actuarial gains/(losses) arising from changes in financial assumptions				1,167	(3,076)	235
Experience gains/(losses) arising on pension plan and other benefit plan liabilities				233	78	(69)

Total of defined benefit costs recognised in other comprehensive income				1,124	(1,710)	942
BALANCE SHEET The assets, liabilities and surplus/(deficit) position of the pension and other post-employment benefit plans at the balance sheet date were:
			€ million 2015		€ million 2014
			Pension plans	Other post- employment benefit plans	Pension plans	Other post- employment benefit plans
Fair value of assets			20,723	19	20,466	18
Present value of liabilities			(22,466)	(596)	(23,439)	(616)
Net liabilities			(1,743)	(577)	(2,973)	(598)

Pension liability net of assets			(1,743)	(577)	(2,973)	(598)
Of which in respect of:
Funded plans in surplus:
Liabilities			(5,936)	–	(7,069)	–
Assets			6,867	3	7,442	3

Aggregate surplus			931	3	373	3

Pension asset net of liabilities			931	3	373	3
Funded plans in deficit:
Liabilities			(15,411)	(30)	(15,223)	(38)
Assets			13,856	16	13,024	15

Pension liability net of assets			(1,555)	(14)	(2,199)	(23)
Unfunded plans:
Pension liability			(1,119)	(566)	(1,147)	(578)
RECONCILIATION OF CHANGE IN ASSETS AND LIABILITIES Movements in assets and liabilities during the year:
	€ million Assets 2015	€ million Assets 2014	€ million Liabilities 2015	€ million Liabilities 2014	€ million Total 2015	€ million Total 2014
1 January	20,484	18,319	(24,055)	(20,296)	(3,571)	(1,977)
Current service cost	–	–	(271)	(259)	(271)	(259)
Employee contributions	17	16	–	–	17	16
Special termination benefits	–	–	(9)	(27)	(9)	(27)
Past service costs including losses/(gains) on curtailments	–	–	129	87	129	87
Settlements	(16)	(3)	22	13	6	10
Actual return on plan assets (excluding amounts in net finance income/charge)	(254)	1,316	–	–	(254)	1,316
Interest cost	–	–	(773)	(874)	(773)	(874)
Interest income	652	780	–	–	652	780
Actuarial gain/(loss) arising from changes in demographic assumptions	–	–	(22)	(28)	(22)	(28)
Actuarial gain/(loss) arising from changes in financial assumptions	–	–	1,167	(3,076)	1,167	(3,076)
Actuarial gain/(loss) arising from experience adjustments	–	–	233	78	233	78
Employer contributions	513	537	–	–	513	537
Benefit payments	(1,345)	(1,251)	1,345	1,251	–	–
Reclassification of benefits(a)	–	(3)	(8)	(14)	(8)	(17)
Currency retranslation	691	773	(820)	(910)	(129)	(137)
31 December	20,742	20,484	(23,062)	(24,055)	(2,320)	(3,571)

(a)	Certain liabilities have been reclassified as employee benefit liabilities.

102 Financial statements	Unilever Annual Report and Accounts 2015

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

The actual return on plan assets during 2015 was €398 million, being the sum of €(254) million and €652 million from the table above (2014: €2,096 million).

The duration of the principal defined benefit liabilities at 31 December 2015 is between 9 and 18 years (2014: 9 and 19 years). The liabilities are split between different categories of plan participants as follows:

•	active members 18.7% (2014: 19.6%);
•	deferred members 23.4% (2014: 23.1%); and
•	retired members 57.9% (2014: 57.3%).

ASSETS

The fair value of plan assets at the end of the reporting period for our major and principal plans for each category are as follows:

	€ million 31 December 2015		€ million 31 December 2014
	Pension plans	Other post- employment benefit plans	Pension plans	Other post- employment benefit plans
Total Assets	20,723	19	20,466	18

Equities Total	7,993	–	8,336	–
– Europe	2,526	–	2,957	–
– North America	3,313	–	3,086	–
– Other	2,154	–	2,293	–

Fixed Income Total	9,741	18	8,864	17
– Government bonds	4,870	18	4,637	17
– Investment grade corporate bonds	2,970	–	2,749
– Other fixed income	1,901	–	1,478	–

Derivatives	(1,647)	–	(1,182)	–
Private Equity	721	–	762	–
Property and Real Estate	1,689	–	1,384	–
Hedge Funds	1,123	–	1,050	–
Other	810	1	962	1

Other plans	293	–	290	–

The fair values of the above equity and fixed income instruments are determined based on quoted market prices in active markets. The fair value of private equity, properties, derivatives and hedge funds are not based on quoted market prices in active markets. The Group uses swaps to hedge some of its exposure to inflation and interest rate risk. Foreign currency exposures in part are also hedged by the use of forward foreign exchange contracts. Assets included in the Other category are commodities, cash and insurance contracts which are also unquoted assets.

Equity securities include Unilever securities amounting to €14 million (0.1% of total plan assets) and €71 million (0.3% of total plan assets) at 31 December 2015 and 2014 respectively. Property includes property occupied by Unilever amounting to €17 million at 31 December 2015 (2014: €15 million).

The pension assets above exclude the assets in a Special Benefits Trust amounting to €86 million (2014: €86 million) to fund pension and similar liabilities in the United States (see also note 17A on page 126.

SENSITIVITIES

The sensitivity of the overall pension liabilities to changes in the weighted key assumptions are:

	Change in assumption	Change in liabilities
Discount rate	Increase by 0.5%	-7%
Inflation rate	Increase by 0.5%	+5%
Life expectancy	Increase by 1 year	+4%
Long-term medical cost inflation(b)	Increase by 1.0%	+1%

An equivalent decrease in each assumption would have an equal and opposite impact on liabilities.

(b)	Long-term medical cost inflation only relates to post-retirement medical plans.

The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring at the end of the reporting period and may not be representative of the actual change. It is based on a change in the key assumption while holding all other assumptions constant. When calculating the sensitivity to the assumption, the same method used to calculate the liability recognised in the balance sheet has been applied. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared with the previous period.

Unilever Annual Report and Accounts 2015	Financial statements 103

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

4B. PENSIONS AND SIMILAR OBLIGATIONS CONTINUED

CASH FLOW

Group cash flow in respect of pensions and similar post-employment benefits comprises company contributions paid to funded plans and benefits paid by the company in respect of unfunded plans, as set out in the following table (including the current estimate of contributions for 2016):

	€ million 2016 Estimate	€ million 2015	€ million 2014	€ million 2013
Company contributions to funded plans:
Defined benefit	350	356	386	453
Defined contributions	190	197	115	121
Benefits paid by the company in respect of unfunded plans:
Defined benefit	160	157	151	141

Group cash flow in respect of pensions and similar benefits	700	710	652	715

The Group’s funding policy is to periodically review the contributions made to the plans while taking account of local legislation.

4C. SHARE-BASED COMPENSATION PLANS

The fair value of awards at grant date is calculated using appropriate pricing models. This value is expensed over their vesting period, with a corresponding credit to equity. The expense is reviewed and adjusted to reflect changes to the level of awards expected to vest, except where this arises from a failure to meet a market condition. Any cancellations are recognised immediately in the income statement.

As at 31 December 2015, the Group had share-based compensation plans in the form of performance shares, share options and other share awards.

The numbers in this note include those for Executive Directors shown in the Directors’ Remuneration Report on pages 66 to 83 and those for key management personnel shown in note 4A on page 99. Non-Executive Directors do not participate in any of the share-based compensation plans.

The charge in each of the last three years is shown below, and relates to equity settled plans:

Income statement charge	€ million 2015	€ million 2014	€ million 2013
Performance share plans	(143)	(186)	(221)
Other plans	(7)	(2)	(7)

	(150)	(188)	(228)

PERFORMANCE SHARE PLANS

Performance share awards are made under the Management Co-Investment Plan (MCIP) and the Global Share Incentive Plan (GSIP). The MCIP allows Unilever’s managers to invest up to 60% of their annual bonus in shares in Unilever and to receive a corresponding award of performance-related shares. Under GSIP Unilever’s managers receive annual awards of NV and PLC shares. The awards of both plans will vest after three years between 0% and 200% of grant level, depending on the satisfaction of performance metrics.

The performance metrics of both MCIP and GSIP are underlying sales growth, operating cash flow and core operating margin improvement. There is an additional target based on relative total shareholder return (TSR) for senior executives.

A summary of the status of the Performance Share Plans as at 31 December 2015, 2014 and 2013 and changes during the years ended on these dates is presented below:

	2015 Number of shares	2014 Number of shares	2013 Number of shares
Outstanding at 1 January	17,468,291	18,909,204	18,031,101
Awarded	8,890,394	9,724,186	7,780,730
Vested	(8,448,454)	(9,347,225)	(5,823,102)
Forfeited	(1,931,091)	(1,817,874)	(1,079,525)

Outstanding at 31 December	15,979,140	17,468,291	18,909,204

104 Financial statements	Unilever Annual Report and Accounts 2015

4C. SHARE-BASED COMPENSATION PLANS CONTINUED

	2015	2014	2013
Share award value information
Fair value per share award during the year	€33.17	€27.80	€28.91

ADDITIONAL INFORMATION

At 31 December 2015, shares and options in NV or PLC totalling 17,363,014 (2014: 19,428,560) were held in respect of share-based compensation plans of NV, PLC and its subsidiaries, including North American plans.

To satisfy the options granted, certain NV group companies hold 17,772,147 (2014: 18,822,613) ordinary shares of NV or PLC, and trusts in Jersey and the United Kingdom hold no (2014: 1,053,470) NV or PLC shares. Shares acquired during 2015 represent 0.18% of the Group’s called up share capital. The balance of shares held in connection with share plans at 31 December 2015 represented 0.6% (2014: 0.7%) of the Group’s called up share capital.

The book value of €639 million (2014: €647 million) of all shares held in respect of share-based compensation plans for both NV and PLC is eliminated on consolidation by deduction from other reserves. Their market value at 31 December 2015 was €710 million (2014: €656 million).

At 31 December 2015, the exercise price of nil PLC options (NV: nil) were above the market price of the shares. At 31 December 2014, the exercise price of 167,479 PLC options (NV: nil) were above the market price of the shares.

Shares held to satisfy options and related trusts are accounted for in accordance with IAS 32 ‘Financial Instruments: Presentation’ and SIC 12 ‘Consolidation of Special Purpose Entities’. All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves. The basis of the charge to operating profit for the economic value of options granted is discussed on page 104.

Between 31 December 2015 and 15 February 2016 (the latest practicable date for inclusion in this report), 4,287,756 shares were granted, no shares were vested and 190,719 shares were forfeited related to the Performance Share Plans.

5. NET FINANCE COSTS

Net finance costs are comprised of finance costs and finance income, including net finance costs in relation to pensions and similar obligations.

Finance income includes income on cash and cash equivalents and income on other financial assets. Finance costs include interest costs in relation to financial liabilities.

Borrowing costs are recognised based on the effective interest method.

Net finance costs	Notes	€ million 2015	€ million 2014	€ million 2013
Finance costs		(516)	(500)	(500)

Bank loans and overdrafts		(56)	(57)	(36)
Interest on bonds and other loans(a)		(492)	(425)	(457)
Dividends paid on preference shares		(4)	(4)	(4)
Net gain/(loss) on transactions for which hedge accounting is not applied(b)		36	(14)	(3)
On foreign exchange derivatives		(218)	(655)	368
Exchange difference on underlying items		254	641	(371)

Finance income		144	117	103
Pensions and similar obligations	4B	(121)	(94)	(133)
		(493)	(477)	(530)

(a)	‘Interest on bonds and other loans’ includes the impact of interest rate derivatives that are part of a fair value hedge accounting relationship and the recycling of results from the cash flow hedge accounting reserve relating to derivatives that were part of a cash flow hedge accounting relation.
(b)	For further details of derivatives for which hedge accounting is not applied, please refer to note 16C.

Unilever Annual Report and Accounts 2015	Financial statements 105

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

6. TAXATION

6A. INCOME TAX

Income tax on the profit for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous years.

Current tax in the consolidated income statement will differ from the income tax paid in the consolidated cash flow statement primarily because of deferred tax arising on temporary differences and payment dates for income tax occurring after the balance sheet date.

Tax charge in income statement	€ million 2015	€ million 2014	€ million 2013
Current tax
Current year	(1,992)	(2,111)	(2,320)
Over/(under) provided in prior years	(57)	68	232

	(2,049)	(2,043)	(2,088)

Deferred tax
Origination and reversal of temporary differences	82	(112)	177
Changes in tax rates	(13)	4	7
Recognition of previously unrecognised losses brought forward	19	20	53

	88	(88)	237

	(1,961)	(2,131)	(1,851)

The reconciliation between the computed weighted average rate of income tax expense, which is generally applicable to Unilever companies, and the actual rate of taxation charged is as follows:
Reconciliation of effective tax rate	% 2015	% 2014	% 2013
Computed rate of tax(a)	24	27	28
Differences due to:
Incentive tax credits	(5)	(5)	(4)
Withholding tax on dividends	2	2	2
Expenses not deductible for tax purposes	2	1	2
Irrecoverable withholding tax	2	1	1
Income tax reserve adjustments – current and prior year	2	1	(3)
Transfer to/from unrecognised deferred tax assets	1	1	–

Effective tax rate	28	28	26

(a)	The computed tax rate used is the average of the standard rate of tax applicable in the countries in which Unilever operates, weighted by the amount of profit before taxation generated in each of those countries. For this reason the rate may vary from year to year according to the mix of profit and related tax rates.

6B. DEFERRED TAX

Deferred tax is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Group. Certain temporary differences are not provided for as follows:

•	goodwill not deductible for tax purposes;
•	the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and
•	differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted, or substantively enacted, at the year end.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

106 Financial statements	Unilever Annual Report and Accounts 2015

6B. DEFERRED TAX CONTINUED

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	As at 1 January	Income		As at 31 December	As at 1 January	Income		As at 31 December
Movements in 2015 and 2014	2015	statement	Other	2015	2014	statement	Other	2014
Pensions and similar obligations	874	(23)	(294)	557	440	(36)	470	874
Provisions	657	144	(93)	708	672	(9)	(6)	657
Goodwill and intangible assets	(1,292)	8	(17)	(1,301)	(1,163)	(1)	(128)	(1,292)
Accelerated tax depreciation	(753)	7	(6)	(752)	(697)	(30)	(26)	(753)
Tax losses	123	14	(14)	123	147	3	(27)	123
Fair value gains	(10)	(2)	(13)	(25)	(17)	6	1	(10)
Fair value losses	10	(62)	68	16	(5)	5	10	10
Share-based payments	172	(2)	20	190	173	(2)	1	172
Other	(29)	4	(50)	(75)	10	(24)	(15)	(29)

	(248)	88	(399)	(559)	(440)	(88)	280	(248)

At the balance sheet date, the Group had unused tax losses of €3,338 million (2014: €2,664 million) and tax credits amounting to €629 million (2014: €441 million) available for offset against future taxable profits. Deferred tax assets have not been recognised in respect of unused tax losses of €2,941 million (2014: €2,371 million) and tax credits of €629 million (2014: €441 million), as it is not probable that there will be future taxable profits within the entities against which the losses can be utilised. The majority of these tax losses and credits arise in tax jurisdictions where they do not expire with the exception of €1,790 million (2014: €1,192 million) comprising corporate income tax losses in the Netherlands which expire between now and 2024 and state and federal tax losses in the US which expire between now and 2034.

Other deductible temporary differences of €67 million (2014: €67 million) have not been recognised as a deferred tax asset. There is no expiry date for these differences.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was €1,505 million (2014: €1,566 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences, and it is probable that such differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the consolidated balance sheet:

			€ million	€ million	€ million	€ million	€ million	€ million
Deferred tax assets and liabilities			Assets 2015	Assets 2014	Liabilities 2015	Liabilities 2014	Total 2015	Total 2014
Pensions and similar obligations			434	564	123	310	557	874
Provisions			516	515	192	142	708	657
Goodwill and intangible assets			126	127	(1,427)	(1,419)	(1,301)	(1,292)
Accelerated tax depreciation			(66)	(113)	(686)	(640)	(752)	(753)
Tax losses			96	88	27	35	123	123
Fair value gains			12	14	(37)	(24)	(25)	(10)
Fair value losses			(5)	(8)	21	18	16	10
Share-based payments			59	85	131	87	190	172
Other			13	14	(88)	(43)	(75)	(29)

			1,185	1,286	(1,744)	(1,534)	(559)	(248)

Of which deferred tax to be recovered/(settled) after more than 12 months			856	1,037	(1,811)	(1,586)	(955)	(549)

Unilever Annual Report and Accounts 2015	Financial statements 107

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

6C. TAX ON OTHER COMPREHENSIVE INCOME

Income tax is recognised in other comprehensive income for items recognised directly in equity.

Tax effects of the components of other comprehensive income were as follows:

	€ million	€ million	€ million	€ million	€ million	€ million
	Before tax 2015	Tax (charge)/ credit 2015	After tax 2015	Before tax 2014	Tax (charge)/ credit 2014	After tax 2014
Fair value gains/(losses) on financial instruments	82	18	100	(110)	25	(85)
Remeasurements of defined benefit pension plans	1,124	(240)	884	(1,710)	460	(1,250)
Currency retranslation gains/(losses)	(510)	29	(481)	(16)	(9)	(25)

	696	(193)	503	(1,836)	476	(1,360)

7. COMBINED EARNINGS PER SHARE

The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share and core earnings per share, a number of adjustments are made to the number of shares, principally: (i) conversion into PLC ordinary shares in the year 2038 of shares in a group company (refer below) and (ii) the exercise of share options by employees.

On 19 May 2014 Unilever PLC purchased the shares convertible to PLC ordinary shares in 2038. Due to the repurchase the average number of combined share units is not adjusted for these shares from 20 May 2014 to 31 December 2015. For 2014 the adjusted average number of share units is calculated based on the number of days the shares were dilutive during the year ended 31 December 2014.

Earnings per share for total operations for the 12 months were calculated as follows:

		€	€	€
Combined earnings per share		2015	2014	2013
Basic earnings per share		1.73	1.82	1.71
Diluted earnings per share		1.72	1.79	1.66
Core EPS		1.82	1.61	1.58

			Millions of share units
Calculation of average number of share units		2015	2014	2013
Average number of shares: NV		1,714.7	1,714.7	1,714.7
PLC		1,310.2	1,310.2	1,310.2
Less shares held by employee share trusts and companies		(184.8)	(184.4)	(186.8)

Combined average number of share units		2,840.1	2,840.5	2,838.1
Add shares issuable in 2038		–	26.8	70.9
Add dilutive effect of share-based compensation plans		15.3	15.3	15.0

Diluted combined average number of share units		2,855.4	2,882.6	2,924.0

		€ million	€ million	€ million
Calculation of earnings		2015	2014	2013
Net profit		5,259	5,515	5,263
Non-controlling interests		(350)	(344)	(421)

Net profit attributable to shareholders’ equity		4,909	5,171	4,842

		€ million	€ million	€ million
Calculation of core earnings	Notes	2015	2014	2013
Net profit attributable to shareholders’ equity		4,909	5,171	4,842
Post-tax impact of non-core items	3	301	(537)	(235)

Core profit attributable to shareholders’ equity		5,210	4,634	4,607

108 Financial statements	Unilever Annual Report and Accounts 2015

8. DIVIDENDS ON ORDINARY CAPITAL

Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared.

Dividends on ordinary capital during the year	€ million 2015	€ million 2014	€ million 2013
NV dividends	(1,862)	(1,757)	(1,638)
PLC dividends	(1,542)	(1,439)	(1,343)

	(3,404)	(3,196)	(2,981)

Four quarterly interim dividends were declared and paid during 2015 totalling €1.19 (2014: €1.12) per NV ordinary share and £0.87 (2014: £0.91) per PLC ordinary share.

Quarterly dividends of €0.30 per NV ordinary share and £0.23 per PLC ordinary share were declared on 19 January 2016, to be payable in March 2016. See note 26 ‘Events after the balance sheet date’ on page 135. Total dividends declared in relation to 2015 were €1.21 (2014: €1.14) per NV ordinary share and £0.88 (2014: £0.90) per PLC ordinary share.

9. GOODWILL AND INTANGIBLE ASSETS

GOODWILL

Goodwill is initially recognised based on the accounting policy for business combinations (see note 21). Goodwill is subsequently measured at cost less amounts provided for impairment. The Group’s cash generating units (CGUs) are based on the four product categories and the three geographical areas.

Goodwill acquired in a business combination is allocated to the Group’s CGUs, or groups of CGUs, that are expected to benefit from the synergies of the combination. These might not always be the same as the CGUs that include the assets and liabilities of the acquired business. Each unit or group of units to which the goodwill is allocated represents the lowest level within the Group at which the goodwill is monitored for internal management purposes, and is not larger than an operating segment.

INTANGIBLE ASSETS

Separately purchased intangible assets are initially measured at cost. On acquisition of new interests in group companies, Unilever recognises any specifically identifiable intangible assets separately from goodwill. Intangible assets are initially measured at fair value as at the date of acquisition.

Finite-life intangible assets mainly comprise patented and non-patented technology, know-how and software. These assets are capitalised and amortised on a straight-line basis in the income statement over the period of their expected useful lives, or the period of legal rights if shorter. None of the amortisation periods exceeds ten years. Indefinite-life intangibles mainly comprise trademarks and brands. These assets are capitalised at cost but are not amortised. They are subject to a review for impairment annually, or more frequently if events or circumstances indicate this is necessary. Any impairment is charged to the income statement as it arises.

Internally produced intangibles generally are not capitalised unless it can be demonstrated that the recognition criteria are met.

RESEARCH AND DEVELOPMENT

Development expenditure is capitalised only if the costs can be reliably measured, future economic benefits are probable, the product is technically feasible and the Group has the intent and the resources to complete the project. Research expenditure is recognised in profit or loss as incurred.

Unilever Annual Report and Accounts 2015	Financial statements 109

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

9. GOODWILL AND INTANGIBLE ASSETS CONTINUED

	€ million	€ million	€ million	€ million	€ million
Movements during 2015	Goodwill	Indefinite-life intangible assets	Finite-life intangible assets	Software	Total
Cost
1 January 2015	15,725	6,364	685	2,136	24,910
Acquisitions of group companies	1,012	842	112	–	1,966
Disposals of group companies	(5)	(42)	–	–	(47)
Reclassed to held for disposal	(34)	(9)	–	–	(43)
Additions	–	3	3	329	335
Disposals	–	–	(3)	(7)	(10)
Currency retranslation	680	286	22	80	1,068

31 December 2015	17,378	7,444	819	2,538	28,179

Accumulated amortisation and impairment
1 January 2015	(1,083)	(12)	(644)	(997)	(2,736)
Disposals of group companies	–	–	–	–	–
Amortisation/impairment for the year	–	–	(8)	(265)	(273)
Disposals	–	–	3	7	10
Currency retranslation	(82)	(1)	(24)	(14)	(121)

31 December 2015	(1,165)	(13)	(673)	(1,269)	(3,120)

Net book value 31 December 2015	16,213	7,431	146	1,269	25,059

Movements during 2014
Cost
1 January 2014	14,890	6,266	641	1,715	23,512
Acquisitions of group companies	184	356	20	–	560
Disposals of group companies	(207)	(587)	–	(1)	(795)
Reclassed to held for disposal	–	(11)	–	–	(11)
Additions	–	36	–	328	364
Disposals	–	(2)	–	(9)	(11)
Currency retranslation	858	306	24	103	1,291

31 December 2014	15,725	6,364	685	2,136	24,910

Accumulated amortisation and impairment
1 January 2014	(973)	(227)	(613)	(795)	(2,608)
Disposals of group companies	–	566	–	–	566
Amortisation/impairment for the year	–	(305)	(2)	(178)	(485)
Disposals	–	1	–	9	10
Currency retranslation	(110)	(47)	(29)	(33)	(219)

31 December 2014	(1,083)	(12)	(644)	(997)	(2,736)

Net book value 31 December 2014	14,642	6,352	41	1,139	22,174

There are no significant carrying amounts of goodwill and intangible assets that are allocated across multiple cash generating units.

IMPAIRMENT CHARGES

We have tested all material goodwill and indefinite-life intangible assets for impairment. No impairments were identified.

SIGNIFICANT CGUs

The goodwill and indefinite-life intangible assets held in the three CGUs relating to Foods across the geographical areas are considered significant within the total carrying amounts of goodwill and indefinite-life intangible assets at 31 December 2015 in terms of size, headroom and sensitivity to assumptions used. No other CGUs are considered significant in this respect.

The goodwill and indefinite-life intangible assets held in the significant CGUs are:

		€ billion	€ billion	€ billion	€ billion
		2015	2015	2014	2014
		Goodwill	Indefinite- life intangibles	Goodwill	Indefinite- life intangibles
Foods Europe		6.0	1.6	5.9	1.6
Foods The Americas		3.7	1.6	3.7	1.5
Foods Asia/AMET/RUB		1.6	0.5	1.6	0.4

Value in use has been calculated as the present value of projected future cash flows. A pre-tax discount rate of 7.4% (2014: 7.4%) was used.

110 Financial statements	Unilever Annual Report and Accounts 2015

9. GOODWILL AND INTANGIBLE ASSETS CONTINUED

For the significant CGUs, the following key assumptions were used in the discounted cash flow projections:

	Foods	Foods	Foods
	Europe	The Americas	Asia/ AMET/RUB
Long-term sustainable growth rates	0.0%	2.6%	4.0%
Average near-term nominal growth rates	0.2%	4.0%	5.6%
Average operating margins	20% – 23%	16%	11%

The growth rates and margins used to estimate future performance are based on past performance and our experience of growth rates and margins achievable in our key markets.

The projections covered a period of five years, as we believe this to be the most appropriate timescale over which to review and consider annual performances before applying a fixed terminal value multiple to the final year cash flows.

The growth rates and other key assumptions used are consistent with the prudent end of the range of estimates from our annual forecast and three year strategic plan extended to year 4 and 5.

We have performed sensitivity analyses around the base assumptions and have concluded that no reasonable possible changes in key assumptions would cause the recoverable amount of the significant CGUs to be less than the carrying value.

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is measured at cost including eligible borrowing costs less depreciation and accumulated impairment losses.

Depreciation is provided on a straight-line basis over the expected average useful lives of the assets. Residual values are reviewed at least annually. Estimated useful lives by major class of assets are as follows:

• Freehold buildings (no depreciation on freehold land)	40 years
• Leasehold land and buildings	40 years (or life of lease if less)
• Plant and equipment	2-20 years

Property, plant and equipment is subject to review for impairment if triggering events or circumstances indicate that this is necessary. If an indication of impairment exists, the asset’s or cash generating unit’s recoverable amount is estimated and any impairment loss is charged to the income statement as it arises.

	€ million	€ million	€ million
Movements during 2015	Land and buildings	Plant and equipment	Total
Cost
1 January 2015	4,200	14,714	18,914
Acquisitions of group companies	40	13	53
Disposals of group companies	–	(5)	(5)
Additions	369	1,513	1,882
Disposals	(64)	(723)	(787)
Currency retranslation	37	(5)	32
Reclassification as held for sale	(31)	(141)	(172)

31 December 2015	4,551	15,366	19,917

Accumulated amortisation and impairment
1 January 2015	(1,346)	(7,096)	(8,442)
Disposals of group companies	–	2	2
Depreciation for the year	(120)	(977)	(1,097)
Disposals	31	620	651
Currency Translation	(29)	(29)	(58)
Reclassification as held for sale	21	64	85

31 December 2015	(1,443)	(7,416)	(8,859)

Net Book Value as at 31 December 2015	3,108	7,950	11,058(a)

Includes payments on account and assets in course of construction	217	1,334	1,551

(a)	Includes €270 million (2014: €259 million) of freehold land.

The Group has committed to capital expenditure of €535 million (2014: €640 million).

Unilever Annual Report and Accounts 2015	Financial statements 111

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

10. PROPERTY, PLANT AND EQUIPMENT CONTINUED

	€ million	€ million	€ million
Movements during 2014	Land and buildings	Plant and equipment	Total
Cost
1 January 2014	3,847	13,382	17,229
Acquisitions of group companies	21	20	41
Disposals of group companies	(50)	(191)	(241)
Additions	306	1,593	1,899
Disposals	(109)	(619)	(728)
Currency retranslation	155	523	678
Reclassification as held for sale	30	6	36

31 December 2014	4,200	14,714	18,914

Accumulated depreciation
1 January 2014	(1,254)	(6,631)	(7,885)
Disposals of group companies	27	108	135
Depreciation charge for the year	(102)	(845)	(947)
Disposals	31	516	547
Currency retranslation	(52)	(243)	(295)
Reclassification as held for sale	4	(1)	3

31 December 2014	(1,346)	(7,096)	(8,442)

Net book value 31 December 2014	2,854	7,618	10,472

Includes payments on account and assets in course of construction	253	1,499	1,752

11. OTHER NON-CURRENT ASSETS

Joint ventures are undertakings in which the Group has an interest and which are jointly controlled by the Group and one or more other parties. Associates are undertakings where the Group has an investment in which it does not have control or joint control but can exercise significant influence.

Interests in joint ventures and associates are accounted for using the equity method and are stated in the consolidated balance sheet at cost, adjusted for the movement in the Group’s share of their net assets and liabilities. The Group’s share of the profit or loss after tax of joint ventures and associates is included in the Group’s consolidated profit before taxation.

Where the Group’s share of losses exceeds its interest in the equity accounted investee, the carrying amount of the investment is reduced to zero and the recognition of further losses is discontinued, except to the extent that the Group has an obligation to make payments on behalf of the investee.

Biological assets are measured at fair value less costs to sell with any changes recognised in the income statement.

	€ million	€ million
	2015	2014
Interest in net assets of joint ventures	48	52
Interest in net assets of associates	59	42
Long-term trade and other receivables	413	265
Fair value of biological assets	48	42
Other non-financial assets(a)	203	256

	771	657

(a) Other non-financial assets mainly relate to tax deposits paid.

112 Financial statements	Unilever Annual Report and Accounts 2015

11. OTHER NON-CURRENT ASSETS CONTINUED

Movements during 2015 and 2014	€ million 2015	€ million 2014
Joint ventures(a)
1 January	52	57
Additions	4	4
Dividends received/reductions	(137)	(123)
Share of net profit	117	103
Currency retranslation	12	11

31 December	48	52

Associates(b)
1 January	42	38
Additions	24	2
Dividends received/reductions	–	5
Share of net (loss)/profit	(10)	(5)
Currency retranslation	3	2

31 December	59	42

(a)	Our principal joint ventures are Unilever Jerónimo Martins for Portugal, the Pepsi/Lipton Partnership for the US and Pepsi Lipton International for the rest of the world.
(b)	Associates as at 31 December 2015 primarily comprise our investments in Langholm Capital Partners. Other Unilever Ventures assets are included under ‘Other non-current non-financial assets’. During the year we sold shares in an associate (carrying value zero) for a consideration of €110 million.

The joint ventures and associates have no significant contingent liabilities to which the Group is exposed, and the Group has no significant contingent liabilities in relation to its interest in the joint ventures and associates.

The Group has no outstanding capital commitments to joint ventures.

Outstanding balances with joint ventures and associates are shown in note 23 on page 134.

12. INVENTORIES

Inventories are valued at the lower of weighted average cost and net realisable value. Cost comprises direct costs and, where appropriate, a proportion of attributable production overheads. Net realisable value is the estimated selling price less the estimated costs necessary to make the sale.

Inventories	€ million 2015	€ million 2014
Raw materials and consumables	1,381	1,364
Finished goods and goods for resale	2,954	2,804

	4,335	4,168

Inventories with a value of €100 million (2014: €76 million) are carried at net realisable value, this being lower than cost. During 2015, €119 million (2014: €126 million) was charged to the income statement for damaged, obsolete and lost inventories. In 2015, €123 million (2014: €120 million) was utilised or released to the income statement from inventory provisions taken in earlier years.

13. TRADE AND OTHER CURRENT RECEIVABLES

Trade and other receivables are initially recognised at fair value plus any directly attributable transaction costs. Subsequently these assets are held at amortised cost, using the effective interest method and net of any impairment losses.

We do not consider the fair values of trade and other receivables to be significantly different from their carrying values. Credit terms for customers are determined in individual territories. Concentrations of credit risk with respect to trade receivables are limited, due to the Group’s customer base being large and diverse. Our historical experience of collecting receivables, supported by the level of default, is that credit risk is low across territories and so trade receivables are considered to be a single class of financial assets. Balances are considered for impairment on an individual basis rather than by reference to the extent that they become overdue.

Unilever Annual Report and Accounts 2015	Financial statements 113

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

13. TRADE AND OTHER CURRENT RECEIVABLES CONTINUED

Trade and other current receivables	€ million 2015	€ million 2014
Due within one year
Trade receivables	2,917	2,827
Prepayments and accrued income	561	540
Other receivables	1,326	1,662

	4,804	5,029

Other receivables comprise financial assets of €379 million (2014: €425 million), including supplier and customer deposits, employee advances and certain derivatives, and non-financial assets of €947 million (2014: €1,237 million), including tax deposits and reclaimable sales tax.

Ageing of trade receivables	€ million 2015	€ million 2014
Total trade receivables	3,047	2,956
Less impairment provision for trade receivables	(130)	(129)

	2,917	2,827

Of which:
Not overdue	2,200	2,156
Past due less than three months	634	584
Past due more than three months but less than six months	73	70
Past due more than six months but less than one year	52	46
Past due more than one year	88	100
Impairment provision for trade receivables	(130)	(129)

	2,917	2,827

Impairment provision for trade and other receivables – current and non-current impairments	€ million 2015	€ million 2014
1 January	145	149
Charged to income statement	38	30
Reductions/releases	(25)	(36)
Currency retranslation	(3)	2

31 December	155	145
14. TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities are initially recognised at fair value less any directly attributable transaction costs. Subsequently these liabilities are held at amortised cost, using the effective interest method.

We do not consider the fair values of trade and other payables to be significantly different from their carrying values.

Trade payables and other liabilities	€ million 2015	€ million 2014
Due within one year
Trade payables	8,296	7,636
Accruals	3,616	3,172
Social security and sundry taxes	559	555
Others	1,317	1,243

	13,788	12,606

Due after more than one year
Accruals	120	109
Others	273	269

	393	378

Total trade payables and other liabilities	14,181	12,984

Included in others are third party royalties, certain derivatives and dividends to non-controlling interests.

114 Financial statements	Unilever Annual Report and Accounts 2015

15. CAPITAL AND FUNDING

ORDINARY SHARES

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognised as a deduction from equity, net of any tax effects.

INTERNAL HOLDINGS

The ordinary shares numbered 1 to 2,400 (inclusive) in NV (‘Special Shares’) and deferred stock of PLC are held as to one half of each class by N.V. Elma – a subsidiary of NV – and one half by United Holdings Limited – a subsidiary of PLC. This capital is eliminated on consolidation.

SHARE-BASED COMPENSATION

The Group operates a number of share-based compensation plans involving options and awards of ordinary shares of NV and PLC. Full details of these plans are given in note 4C on pages 104 and 105.

OTHER RESERVES

Other reserves include the fair value reserve, the foreign currency translation reserve, the capital redemption reserve and treasury stock.

SHARES HELD BY EMPLOYEE SHARE TRUSTS AND GROUP COMPANIES

Certain PLC trusts, NV and group companies purchase and hold NV and PLC shares to satisfy performance shares granted, share options granted and other share awards (see note 4C). The assets and liabilities of these trusts and shares held by group companies are included in the consolidated financial statements. The book value of shares held is deducted from other reserves, and trusts’ borrowings are included in the Group’s liabilities. The costs of the trusts are included in the results of the Group. These shares are excluded from the calculation of earnings per share.

FINANCIAL LIABILITIES

Financial liabilities are initially recognised at fair value, less any directly related transaction costs. Certain bonds are designated as being part of a fair value hedge relationship. In these cases, the bonds are carried at amortised cost, adjusted for the fair value of the risk being hedged, with changes in value shown in profit and loss. Other financial liabilities, excluding derivatives, are subsequently carried at amortised cost.

DERIVATIVE FINANCIAL INSTRUMENTS

The Group’s use of, and accounting for, derivative instruments is explained in note 16 on page 120 and on pages 124 to 125.

The Group’s Treasury activities are designed to:

•	maintain a competitive balance sheet in line with A+/A1 rating (see below);
•	secure funding at lowest costs for the Group’s operations, M&A activity and external dividend payments (see below);
•	protect the Group’s financial results and position from financial risks (see note 16);
•	maintain market risks within acceptable parameters, while optimising returns (see note 16); and
•	protect the Group’s financial investments, while maximising returns (see note 17).

The Treasury department provides central deposit taking, funding and foreign exchange management services for the Group’s operations. The department is governed by standards and processes which are approved by Unilever Leadership Executive (ULE). In addition to guidelines and exposure limits, a system of authorities and extensive independent reporting covers all major areas of activity. Performance is monitored closely by senior management. Reviews are undertaken periodically by corporate audit.

Key instruments used by the department are:

•	short-term and long-term borrowings;
•	cash and cash equivalents; and
•	plain vanilla derivatives, including interest rate swaps and FX contracts.

The Treasury department maintains a list of approved financial instruments. The use of any new instrument must be approved by the Chief Financial Officer. The use of leveraged instruments is not permitted.

Unilever Annual Report and Accounts 2015	Financial statements 115

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

15. CAPITAL AND FUNDING CONTINUED

Unilever considers the following components of its balance sheet to be managed capital:

•	total equity – retained profit, other reserves, share capital, share premium, non-controlling interests (notes 15A and 15B);
•	short-term debt – current financial liabilities (note 15C); and
•	long-term debt – non-current bank loans, bonds and other loans (note 15C).

The Group manages its capital so as to safeguard its ability to continue as a going concern and to optimise returns to our shareholders through an appropriate balance of debt and equity. The capital structure of the Group is based on management’s judgement of the appropriate balance of key elements in order to meet its strategic and day-to-day needs. We consider the amount of capital in proportion to risk and manage the capital structure in light of changes in economic conditions and the risk characteristics of the underlying assets.

Our current long-term credit rating is A+/A1 and our short-term credit rating is A1/P1. We aim to maintain a competitive balance sheet which we consider to be the equivalent of a credit rating of A+/A1 in the long term. This provides us with:

•	appropriate access to the debt and equity markets;
•	sufficient flexibility for acquisitions;
•	sufficient resilience against economic and financial uncertainty while ensuring ample liquidity; and
•	optimal weighted average cost of capital, given the above constraints.

Unilever monitors the qualitative and quantitative factors utilised by the rating agencies. This information is publicly available and is updated by the credit rating agencies on a regular basis.

Unilever will take appropriate steps in order to maintain, or if necessary adjust, its capital structure. Unilever is not subject to financial covenants in any of its significant financing agreements.

15A. SHARE CAPITAL

	Authorised 2015	(a)	Issued, called up and fully paid(b) 2015	Authorised 2014	(a)	Issued, called up and fully paid(b) 2014
Unilever N.V.	€ million		€ million	€ million		€ million

NV ordinary shares of €0.16 each	480		274	480		274
NV ordinary shares of €428.57 each (shares numbered 1 to 2,400 – ‘Special Shares’)	1		1	1		1
Internal holdings eliminated on consolidation (€428.57 shares)	–		(1)	–		(1)

	481		274	481		274

Unilever PLC			£ million			£ million

PLC ordinary shares of 3 1/9p each			40.8			40.8
PLC deferred stock of £1 each			0.1			0.1
Internal holding eliminated on consolidation (£1 stock)			(0.1)			(0.1)

			40.8			40.8

			€ million			€ million

Euro equivalent in millions (at £1.00 = €5.143)(c)			210			210

Unilever Group			€ million			€ million

Ordinary share capital of NV			274			274
Ordinary share capital of PLC			210			210

			484			484

(a)	As at 31 December 2015, Unilever N.V. had 3,000,000,000 (2014: 3,000,000,000) authorised ordinary shares. The requirement for a UK company to have an authorised share capital was abolished by the UK Companies Act 2006. In May 2010 Unilever PLC shareholders approved new Articles of Association to reflect this.
(b)	As at 31 December 2015, the following quantities of shares were in issue: 1,714,727,700 of NV ordinary shares; 2,400 of NV Special Shares; 1,310,156,361 of PLC ordinary shares and 100,000 of PLC deferred stock. The same quantities were in issue at 31 December 2014.
(c)	Conversion rate for PLC ordinary shares nominal value to euro is £1 = €5.143 (which is calculated by dividing the nominal value of NV ordinary shares by the nominal value of PLC ordinary shares).

For information on the rights of shareholders of NV and PLC and the operation of the Equalisation Agreement, see the Corporate Governance report on page 45.

A nominal dividend of 6% per annum is paid on the deferred stock of PLC.

116 Financial statements	Unilever Annual Report and Accounts 2015

15B. EQUITY

BASIS OF CONSOLIDATION

Unilever is the majority shareholder of all material subsidiaries and has control in all cases. Information in relation to Group Companies is provided on page 136 to 147.

SUBSIDIARIES WITH SIGNIFICANT NON-CONTROLLING INTERESTS

Unilever has one subsidiary company which has a material non-controlling interest, Hindustan Unilever limited (HUL). Summary financial information in relation to HUL is shown below.

HUL Balance sheet as at 31 December		€ million 2015	€ million 2014
Non-current assets		649	636
Current assets		1,265	1,093
Current liabilities		(968)	(911)
Non-current liabilities		(125)	(77)

HUL Comprehensive income for the year ended 31 December
Turnover		4,212	3,529
Profit after tax		438	445
Total comprehensive income		484	519

HUL Cash flow for the year ended 31 December
Net increase/(decrease) in cash and cash-equivalents		(107)	66

HUL Non-controlling interest
1 January		(258)	(221)
Share of (profit)/loss for the year ended 31 December		(143)	(145)
Other comprehensive income		(10)	1
Dividend paid to the non-controlling interest		152	130
Other changes in equity		–	–
Currency translation		(12)	(23)

31 December		(271)	(258)

ANALYSIS OF RESERVES FOR THE GROUP

Other reserves as at 31 December	€ million Total 2015	€ million Total 2014	€ million Total 2013
Fair value reserves	(98)	(198)	(113)

Cash flow hedges	(174)	(234)	(162)
Available-for-sale financial assets	76	36	49

Currency retranslation of group companies	(3,285)	(2,901)	(2,611)
Adjustment on translation of PLC’s ordinary capital at 3 1/9p = €0.16	(164)	(164)	(164)
Capital redemption reserve	32	32	32
Book value of treasury stock	(4,119)	(4,125)	(3,890)
Other(a)	(182)	(182)	–

	(7,816)	(7,538)	(6,746)

(a)	Relates to option on purchase of subsidiary for non-controlling interest.

Unilever acquired 3,342,212 (2014: 7,304,993) NV ordinary shares and 2,102,300 (2014: 6,058,733) PLC shares through purchases on the stock exchanges during the year. These shares are held as treasury stock as a separate component of other reserves. The total number held at 31 December 2015 was 152,638,561 (2014: 153,928,997) NV shares and 33,391,209 (2014: 34,204,709) PLC shares. Of these, 11,077,932 NV shares and 6,694,215 PLC shares were held in connection with share-based compensation plans (see note 4C on pages 104 and 105.

Unilever Annual Report and Accounts 2015	Financial statements 117

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

15B. EQUITY CONTINUED

Treasury stock – movements during the year	€ million 2015	€ million 2014
1 January	(4,125)	(3,890)
Purchases and other utilisations	6	(235)

31 December	(4,119)	(4,125)

Currency retranslation reserve – movements during the year	€ million 2015	€ million 2014
1 January	(2,901)	(2,611)
Currency retranslation during the year	(1,001)	(626)
Movement in net investment hedges and exchange differences in net investments in foreign operations	617	412
Recycled to income statement	–	(76)

31 December	(3,285)	(2,901)

OTHER COMPREHENSIVE INCOME RECONCILIATION

Fair value gains/(losses) on financial instruments – movement during the year	€ million 2015	€ million 2014
1 January	(198)	(113)
Cash flow hedges	60	(72)
Available for sale financial assets	40	(13)

31 December	(98)	(198)
Refer to the consolidated statement of comprehensive income on page 90, the consolidated statement of changes in equity on page 91 and note 6C on page 108.

Remeasurement of defined benefit pension plans net of tax	€ million 2015	€ million 2014
1 January	(2,357)	(1,107)
Movement during the year	884	(1,250)

31 December	(1,473)	(2,357)
Refer to the consolidated statement of comprehensive income on page 90, the consolidated statement of changes in equity on page 91, note 4B from page 99 to 104 and note 6C on page 108.

Currency retranslation gains/(losses) – movement during the year	€ million 2015	€ million 2014
1 January	(3,031)	(3,006)
Currency retranslation during the year:
Other reserves	(377)	(290)
Retained profit	(109)	208
Non-controlling interest	5	57

31 December	(3,512)	(3,031)

118 Financial statements	Unilever Annual Report and Accounts 2015

15C. FINANCIAL LIABILITIES

Financial liabilities 2015(a)(b)	Notes	€ million Current 2015	€ million Non-current 2015	€ million Total 2015	€ million Current 2014	€ million Non-current 2014	€ million Total 2014
Preference shares		–	68	68	–	68	68
Bank loans and overdrafts		762	302	1,064	588	526	1,114
Bonds and other loans		3,583	9,120	12,703	4,428	6,145	10,573
Finance lease creditors	20	37	158	195	13	186	199
Derivatives		118	6	124	277	73	350
Other financial liabilities		289	200	489	230	188	418

		4,789	9,854	14,643	5,536	7,186	12,722

(a)	For the purposes of notes 15C and 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b)	Financial liabilities include €4 million (2014: €1 million) of secured liabilities.

ANALYSIS OF BONDS AND OTHER LOANS

	€ million	€ million
	Total 2015	Total 2014
Unilever N.V.
Floating Rate Notes 2018 (€)	749	–
1.750% Bonds 2020 (€)	747	746
0.500% Notes 2022 (€)	742	–
1.000% Notes 2023 (€)	495	–
2.950% Notes 2017 (Renminbi)	42	40
3.375% Bonds 2015 (€)	–	764(a)
3.500% Notes 2015 (Swiss Francs)	–	291
Commercial paper	1,551	2,739

Total NV	4,326	4,580

Unilever PLC
4.750% Bonds 2017 (£)	542	511
2.000% Notes 2018 (£)	339(b)	317(b)

Total PLC	881	828

Other group companies
Switzerland
Other	29	24

United States
4.250% Notes 2021 (US$)	912	819
5.900% Bonds 2032 (US$)	904	812
4.800% Notes 2019 (US$)	686	616
2.200% Notes 2019 (US$)	681	610
0.850% Notes 2017 (US$)	502	449
2.750% Notes 2016 (US$)	458	411
2.100% Notes 2020 (US$)	454	–
3.100% Notes 2025 (US$)	451	–
7.250% Bonds 2026 (US$)	265	237
6.625% Bonds 2028 (US$)	206	185
5.150% Notes 2020 (US$)	145	132
7.000% Bonds 2017 (US$)	136	121
5.600% Bonds 2097 (US$)	84	74
0.450% Notes 2015 (US$)	–	370
Commercial paper (US$)	1,532	255

Other countries	51	50

Total other group companies	7,496	5,165

Total bonds and other loans	12,703	10,573

(a)	Of which €14 million related to a fair value adjustment following the fair value hedge accounting of a fix-to-float interest rate swap.
(b)	Of which €1 million (2014: €(2) million) relates to a fair value adjustment following the fair value hedge accounting of a fix-to-float interest rate swap.

Information in relation to the derivatives used to hedge bonds and other loans within a fair value hedge relationship is shown in note 16.

Unilever Annual Report and Accounts 2015	Financial statements 119

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

16. TREASURY RISK MANAGEMENT

DERIVATIVES AND HEDGE ACCOUNTING

Derivatives are measured at fair value with any related transaction costs expensed as incurred. The treatment of changes in the value of derivatives depends on their use as explained below.

(I) FAIR VALUE HEDGES(a)

Certain derivatives are held to hedge the risk of changes in value of a specific bond or other loan. In these situations, the Group designates the liability and related derivative to be part of a fair value hedge relationship. The carrying value of the bond is adjusted by the fair value of the risk being hedged, with changes going to the income statement. Gains and losses on the corresponding derivative are also recognised in the income statement. The amounts recognised are offset in the income statement to the extent that the hedge is effective. When the relationship no longer meets the criteria for hedge accounting, the fair value hedge adjustment made to the bond is amortised to the income statement using the effective interest method.

(II) CASH FLOW HEDGES(a)

Derivatives are also held to hedge the uncertainty in timing or amount of future forecast cash flows. Such derivatives are classified as being part of cash flow hedge relationships. For an effective hedge, gains and losses from changes in the fair value of derivatives are recognised in equity. Any ineffective elements of the hedge are recognised in the income statement. If the hedged cash flow relates to a non-financial asset, the amount accumulated in equity is subsequently included within the carrying value of that asset. For other cash flow hedges, amounts deferred in equity are taken to the income statement at the same time as the related cash flow.

When a derivative no longer qualifies for hedge accounting, any cumulative gain or loss remains in equity until the related cash flow occurs. When the cash flow takes place, the cumulative gain or loss is taken to the income statement. If the hedged cash flow is no longer expected to occur, the cumulative gain or loss is taken to the income statement immediately.

(III) NET INVESTMENT HEDGES(a)

Certain derivatives are designated as hedges of the currency risk on the Group’s investment in foreign subsidiaries. The accounting policy for these arrangements is set out in note 1.

(IV) DERIVATIVES FOR WHICH HEDGE ACCOUNTING IS NOT APPLIED

Derivatives not classified as hedges are held in order to hedge certain balance sheet items and commodity exposures. No hedge accounting is applied to these derivatives, which are carried at fair value with changes being recognised in the income statement.

(a)	Applying hedge accounting has not led to material ineffectiveness being recognised in the income statement for both 2014 and 2015.

The Group is exposed to the following risks that arise from its use of financial instruments, the management of which is described in the following sections:

•	liquidity risk (see note 16A);
•	market risk (see note 16B); and
•	credit risk (see note 17B).

16A. MANAGEMENT OF LIQUIDITY RISK

Liquidity risk is the risk that the Group will face in meeting its obligations associated with its financial liabilities. The Group’s approach to managing liquidity is to ensure that it will have sufficient funds to meet its liabilities when due without incurring unacceptable losses. In doing this, management considers both normal and stressed conditions. A material and sustained shortfall in our cash flow could undermine the Group’s credit rating, impair investor confidence and also restrict the Group’s ability to raise funds.

The Group maintained a cautious funding strategy, with a positive cash balance throughout 2015. This was the result of cash delivery from the business, coupled with the proceeds from bond issuances. This cash has been invested conservatively with low risk counter-parties at maturities of less than six months.

Cash flow from operating activities provides the funds to service the financing of financial liabilities on a day-to-day basis. The Group seeks to manage its liquidity requirements by maintaining access to global debt markets through short-term and long-term debt programmes. In addition, Unilever has committed credit facilities for general corporate use.

On 31 December 2015 Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of US$6,550 million (2014: US$6,550 million) with a 364-day term out. As part of the regular annual process the intention is that these facilities will again be renewed in 2016.

120 Financial statements	Unilever Annual Report and Accounts 2015

16A. MANAGEMENT OF LIQUIDITY RISK CONTINUED

The following table shows Unilever’s contractually agreed undiscounted cash flows, including expected interest payments, which are payable under financial liabilities at the balance sheet date:

		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Undiscounted cash flows	Notes	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount as shown in balance sheet
2015
Non-derivative financial liabilities:
Preference shares		(4)	(4)	(4)	(4)	(4)	(72)	(92)	(68)
Bank loans and overdrafts		(741)	(337)	–	–	–	–	(1,078)	(1,064)
Bonds and other loans		(3,912)	(1,493)	(1,331)	(1,567)	(1,519)	(5,509)	(15,331)	(12,703)
Finance lease creditors	20	(51)	(25)	(22)	(20)	(18)	(166)	(302)	(195)
Other financial liabilities		(289)	–	–	–	–	(200)	(489)	(489)
Trade payables excluding social security and sundry taxes	14	(13,228)	(393)	–	–	–	–	(13,621)	(13,621)
Issued financial guarantees		(15)	–	–	–	–	–	(15)	–

		(18,240)	(2,252)	(1,357)	(1,591)	(1,541)	(5,947)	(30,928)	(28,141)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts – receipts		(255)	(65)	(125)	–	–	–	(445)
Derivative contracts – payments		198	60	124	–	–	–	382
Foreign exchange derivatives:
Derivative contracts – receipts		5,686	–	–	–	–	–	5,686
Derivative contracts – payments		(5,817)	–	–	–	–	–	(5,817)
Commodity derivatives:
Derivative contracts – receipts		–	–	–	–	–	–	–
Derivative contracts – payments		(11)	–	–	–	–	–	(11)

		(199)	(5)	(1)	–	–	–	(205)	(194)

Total		(18,439)	(2,257)	(1,358)	(1,591)	(1,541)	(5,947)	(31,133)	(28,334)
2014
Non-derivative financial liabilities:
Preference shares		(4)	(4)	(4)	(4)	(4)	(72)	(92)	(68)
Bank loans and overdrafts		(601)	(257)	(272)	–	–	–	(1,130)	(1,114)
Bonds and other loans		(4,758)	(647)	(1,289)	(511)	(1,418)	(4,513)	(13,136)	(10,573)
Finance lease creditors	20	(25)	(48)	(23)	(19)	(18)	(172)	(305)	(199)
Other financial liabilities		(230)	–	–	–	–	(188)	(418)	(418)
Trade payables excluding social security and sundry taxes	14	(12,051)	(378)	–	–	–	–	(12,429)	(12,429)
Issued financial guarantees		(11)	–	–	–	–	–	(11)	–

		(17,680)	(1,334)	(1,588)	(534)	(1,440)	(4,945)	(27,521)	(24,801)

Derivative financial liabilities:
Interest rate derivatives:
Derivative contracts – receipts		289	229	230	17	–	–	765
Derivative contracts – payments		(429)	(255)	(277)	(19)	–	–	(980)
Foreign exchange derivatives:
Derivative contracts – receipts		9,957	2	–	347	–	–	10,306
Derivative contracts – payments		(10,284)	(2)	–	(304)	–	–	(10,590)
Commodity derivatives:
Derivative contracts – receipts		405	–	–	–	–	–	405
Derivative contracts – payments		(421)	–	–	–	–	–	(421)

		(483)	(26)	(47)	41	–	–	(515)	(514)

Total		(18,163)	(1,360)	(1,635)	(493)	(1,440)	(4,945)	(28,036)	(25,315)

Unilever Annual Report and Accounts 2015	Financial statements 121

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

16A. MANAGEMENT OF LIQUIDITY RISK CONTINUED

The following table shows cash flows for which cash flow hedge accounting is applied. The derivatives in the cash flow hedge relationships are expected to have an impact on profit and loss in the same periods as the cash flows occur.

	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Due within 1 year	Due between 1 and 2 years	Due between 2 and 3 years	Due between 3 and 4 years	Due between 4 and 5 years	Due after 5 years	Total	Net carrying amount of related derivatives(b)
2015
Foreign exchange cash inflows(a)	2,884	6	348	–	–	–	3,238
Foreign exchange cash outflows(a)	(2,883)	–	(300)	–	–	–	(3,183)	41
Interest rate cash flows	(2)	(1)	–	–	–	–	(3)	(1)
Commodity contracts cash flows	(11)	–	–	–	–	–	(11)	(5)
2014
Foreign exchange cash inflows(a)	1,506	2	–	347	–	–	1,855
Foreign exchange cash outflows(a)	(1,503)	(2)	–	(304)	–	–	(1,809)	34
Interest rate cash flows	(97)	–	–	–	–	–	(97)	(100)
Commodity contracts cash flows	(421)	–	–	–	–	–	(421)	(15)

(a)	Including cash flows related to cross currency swaps.
(b)	See note 16C.

16B. MANAGEMENT OF MARKET RISK

Unilever’s size and operations result in it being exposed to the following market risks that arise from its use of financial instruments:

•	commodity price risk;
•	currency risk; and
•	interest rate risk.

The above risks may affect the Group’s income and expenses, or the value of its financial instruments. The objective of the Group’s management of market risk is to maintain this risk within acceptable parameters, while optimising returns. Generally, the Group applies hedge accounting to manage the volatility in profit and loss arising from market risk.

The Group’s exposure to, and management of, these risks is explained below. It often includes derivative financial instruments, the uses of which are described in note 16C.

POTENTIAL IMPACT OF RISK	MANAGEMENT POLICY AND HEDGING STRATEGY	SENSITIVITY TO THE RISK
(I) COMMODITY PRICE RISK

The Group is exposed to the risk of changes in commodity prices in relation to its purchase of certain raw materials.

At 31 December 2015, the Group had hedged its exposure to future commodity purchases with commodity derivatives valued at €221 million (2014: €197 million).

The Group uses commodity forward contracts to hedge against this risk. All commodity forward contracts hedge future purchases of raw materials and the contracts are settled either in cash or by physical delivery.

Commodity derivatives are generally designated as hedging instruments in cash flow hedge accounting relations. All commodity forward contracts are done in line with approvals from the Global Commodity Executive which is chaired by the Unilever Chief Supply Chain Officer (CSCO).

A 10% increase in commodity prices as at 31 December 2015 would have led to an €22 million gain on the commodity derivatives in the cash flow hedge reserve (2014: €18 million gain in the cash flow hedge reserve). A decrease of 10% in commodity prices on a full-year basis would have the equal but opposite effect.
(II) CURRENCY RISK

Currency risk on sales, purchases and borrowings

Because of Unilever’s global reach, it is subject to the risk that changes in foreign currency values impact the Group’s sales, purchases and borrowings.

At 31 December 2015, the unhedged exposure to the Group from companies holding financial assets and liabilities other than in their functional currency amounted to €60 million (2014: €76 million).

The Group manages currency exposures within prescribed limits, mainly through the use of forward foreign currency exchange contracts.

Operating companies manage foreign exchange exposures within prescribed limits. Local compliance is monitored centrally.

Exchange risks related to the principal amounts of the US$ and Swiss franc denominated debt either form part of hedging relationships themselves, or are hedged through forward contracts.

The aim of the Group’s approach to management of currency risk is to leave the Group with no material residual risk. This aim has been achieved in all years presented.

As an estimation of the approximate impact of the residual risk, with respect to financial instruments, the Group has calculated the impact of a 10% change in exchange rates.

Impact on income statement

A 10% strengthening of the euro against key currencies to which the Group is exposed would have led to approximately an additional €6 million gain in the income statement (2014: €8 million gain). A 10% weakening of the euro against these currencies would have led to an equal but opposite effect.

122 Financial statements	Unilever Annual Report and Accounts 2015

16B. MANAGEMENT OF MARKET RISK CONTINUED

POTENTIAL IMPACT OF RISK	MANAGEMENT POLICY AND HEDGING STRATEGY	SENSITIVITY TO THE RISK

Currency risk on the Group’s net investments

The Group is also subject to exchange risk in relation to the translation of the net investments of its foreign operations into euros for inclusion in its consolidated financial statements.

These net investments include Group financial loans which are monetary items that form part of our net investment in foreign operations, of €8.2 billion (2014: €7.0 billion), of which €4.1 billion (2014: €4.0 billion) is denominated in GBP. In accordance with IAS 21, the exchange differences on these financial loans are booked through reserves.

Part of the currency exposure on the Group’s investments is also managed using US$ net investment hedges with a nominal value of €3.9 billion (2014 mostly US$ hedges €2.7 billion).

At 31 December 2015, the net exposure of the net investments in foreign currencies amounts to €11.3 billion (2014 €10.4 billion).

Unilever aims to minimise this foreign investment exchange exposure by borrowing in local currency in the operating companies themselves. In some locations, however, the Group’s ability to do this is inhibited by local regulations, lack of local liquidity or by local market conditions.

Where the residual risk from these countries exceeds prescribed limits, Treasury may decide on a case-by-case basis to actively hedge the exposure. This is done either through additional borrowings in the related currency, or through the use of forward foreign exchange contracts.

Where local currency borrowings, or forward contracts, are used to hedge the currency risk in relation to the Group’s net investment in foreign subsidiaries, these relationships are designated as net investment hedges for accounting purposes.

Impact on equity – trade related cash flow hedges reserves

A 10% strengthening of the euro against other currencies would have led to a €22 million loss (of which €40 million loss would relate to strengthening against sterling) on hedges used to cover future trade cash flows to which cash flow hedge accounting is applied. A 10% weakening of the euro against other currencies would have led to a €24 million gain (out of which €44 million gain would relate to strengthening against sterling) on hedges used to cover future trade cash flows to which cash flow hedge accounting is applied.

Impact on equity – net investment hedges

A 10% strengthening of the euro against other currencies would have led to a €352 million (2014: €283 million) loss on the net investment hedges used to manage the currency exposure on the Group’s investments. A 10% weakening of the euro against other currencies would have led to a €430 million (2014: €311 million) gain on the net investment hedges used to manage the currency exposure on the Group’s investments.

Impact on equity – net investments in group companies

A 10% strengthening of the euro against all other currencies would have led to a €675 million negative retranslation effect (2014: €697 million negative retranslation effect). A 10% weakening of the euro against those currencies would have led to a €825 million positive retranslation effect (2014: €852 million positive retranslation effect). In line with accepted hedge accounting treatment and our accounting policy for financial loans, the retranslation differences would be recognised in equity.

(III) INTEREST RATE RISK(a)

The Group is exposed to market interest rate fluctuations on its floating rate debt. Increases in benchmark interest rates could increase the interest cost of our floating-rate debt and increase the cost of future borrowings. The Group’s ability to manage interest costs also has an impact on reported results.

Taking into account the impact of interest rate swaps, at 31 December 2015, interest rates were fixed on approximately 70% of the expected net debt for 2016, and 61% for 2017 (70% for 2015 and 67% for 2016 at 31 December 2014).

For interest management purposes, transactions with a maturity shorter than six months from inception date are not included as fixed interest transactions.

The average interest rate on short-term borrowings in 2015 was 0.9% (2014: 1.2%).

Unilever’s interest rate management approach aims for an optimal balance between fixed and floating-rate interest rate exposures on expected net debt. The objective of this approach is to minimise annual interest costs after tax and to reduce volatility.

This is achieved either by issuing fixed or floating-rate long-term debt, or by modifying interest rate exposure through the use of interest rate swaps.

Furthermore, Unilever has interest rate swaps for which cash flow hedge accounting is applied.

Assuming that all other variables remain constant, a 1.0 percentage point increase in floating interest rates on a full-year basis as at 31 December 2015 would have led to an additional €21 million of finance costs (2014: €26 million additional finance costs). A 1.0 percentage point decrease in floating interest rates on a full-year basis would have an equal but opposite effect.

Assuming that all other variables remain constant, a 1.0 percentage point increase in floating interest rates on a full-year basis as at 31 December 2015 would have led to an additional €1 million credit in equity from derivatives in cash flow hedge relationships (2014: €39 million credit). A 1.0 percentage point decrease in floating interest rates on a full-year basis would have led to an additional €1 million debit in equity from derivatives in cash flow hedge relationships (2014: €42 million debit).

(a)	See the split in fixed and floating-rate interest in the following table.

Unilever Annual Report and Accounts 2015	Financial statements 123

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

16B. MANAGEMENT OF MARKET RISK CONTINUED

The following table shows the split in fixed and floating-rate interest exposures, taking into account the impact of interest rate swaps and cross-currency swaps:

	€ million 2015	€ million 2014
Cash and cash equivalents	2,302	2,151
Current other financial assets	836	671
Current financial liabilities	(4,789)	(5,536)
Non-current financial liabilities	(9,854)	(7,186)

Net debt	(11,505)	(9,900)
Of which:
Fixed rate (weighted average amount of fixing for the following year)	(9,429)	(7,297)

16C. DERIVATIVES AND HEDGING

The Group does not use derivative financial instruments for speculative purposes. The uses of derivatives and the related values of derivatives are summarised in the following table. Derivatives used to hedge:

	€ million	€ million		€ million	€ million	€ million	€ million
	Trade and other receivables	Financial assets		Trade payables and other liabilities	Current financial liabilities	Non- current financial liabilities	Total

31 December 2015
Foreign exchange derivatives including cross currency swaps
Fair value hedges	–	1		–	–	–	1
Cash flow hedges	29	45		(34)	–	–	40
Hedges of net investments in foreign operations	–	155	(a)	–	–	–	155
Hedge accounting not applied	39	25	(a)	(26)	(118)	(5)	(85)
Interest rate swaps
Fair value hedges	–	–		–	–	–	–
Cash flow hedges	–	–		–	–	(1)	(1)
Hedge accounting not applied	–	4		–	–	–	4
Commodity contracts
Cash flow hedges	5	–		(10)	–	–	(5)
Hedge accounting not applied	–	–		–	–	–	–

	73	230		(70)	(118)	(6)	109

	Total assets	303		Total liabilities		(194)	109

31 December 2014
Foreign exchange derivatives including Cross Currency swaps
Fair value hedges	6	–		(1)	–	–	5
Cash flow hedges	9	28		(3)	–	–	34
Hedges of net investments in foreign operations	–	356	(a)	–	(23)	–	333
Hedge accounting not applied	106	(88	)(a)	(44)	(254)	(71)	(351)
Interest rate swaps
Fair value hedges	–	–		–	–	(2)	(2)
Cash flow hedges	–	–		(100)	–	–	(100)
Hedge accounting not applied	–	–		–	–	–	–
Commodity contracts
Cash flow hedges	–	–		(15)	–	–	(15)
Hedge accounting not applied	–	–		(1)	–	–	(1)

	121	296		(164)	(277)	(73)	(97)

	Total assets	417		Total liabilities		(514)	(97)

(a)	Swaps that hedge the currency risk on intra-group loans and offset €155 million within ‘Hedges of net investments in foreign operations’ are included within ‘Hedge Accounting not applied’.

124 Financial statements	Unilever Annual Report and Accounts 2015

16C. DERIVATIVES AND HEDGING CONTINUED

MASTER NETTING OR SIMILAR AGREEMENTS

A number of legal entities within our Group enter into derivative transactions under International Swap and Derivatives Association (ISDA) master netting agreements. In general, under such agreements the amounts owed by each counter-party on a single day in respect of all transactions outstanding in the same currency are aggregated into a single net amount that is payable by one party to the other. In certain circumstances such as when a credit event such as a default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable in settlement of all transactions.

The ISDA agreements do not meet the criteria for offsetting the positive and negative values in the consolidated balance sheet.

This is because the Group does not have any currently legally enforceable right to offset recognised amounts, between various Group and bank affiliates, because the right to offset is enforceable only on the occurrence of future credit events such as a default.

The column ‘Related amounts not set off in the balance sheet – Financial instruments’ shows the netting impact of our ISDA agreements, assuming the agreements are respected in the relevant jurisdiction.

(A) FINANCIAL ASSETS

The following financial assets are subject to offsetting, enforceable master netting arrangements and similar agreements.

				Related amounts not set off in the balance sheet
	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2015	Gross amounts of recognised financial assets	Gross amounts of recognised financial liabilities set off in the balance sheet	Net amounts of financial assets presented in the balance sheet	Financial instruments	Cash collateral received	Net amount
Derivative financial assets	458	(155)	303	(153)	(30)	120

As at 31 December 2014

Derivative financial assets	773	(356)	417	(246)	(24)	147

(B) FINANCIAL LIABILITIES The following financial liabilities are subject to offsetting, enforceable master netting arrangements and similar agreements.
				Related amounts not set off in the balance sheet
	€ million	€ million	€ million	€ million	€ million	€ million
As at 31 December 2015	Gross amounts of recognised financial liabilities	Gross amounts of recognised financial liabilities set off in the balance sheet	Net amounts of financial liabilities presented in the balance sheet	Financial instruments	Cash collateral pledged	Net amount
Derivative financial liabilities	349	(155)	194	(153)	–	41

As at 31 December 2014

Derivative financial liabilities	870	(356)	514	(246)	–	268

17. INVESTMENT AND RETURN

CASH AND CASH EQUIVALENTS

Cash and cash equivalents in the balance sheet include deposits, investments in money market funds and highly liquid investments. To be classified as cash and cash equivalents, an asset must:

•	be readily convertible into cash;
•	have an insignificant risk of changes in value; and
•	have a maturity period of three months or less at acquisition.

Cash and cash equivalents in the cash flow statement also include bank overdrafts and are recorded at amortised cost.

OTHER FINANCIAL ASSETS

Other financial assets are first recognised on the trade date. At that point, they are classified as:

•	held-to-maturity investments;
•	loans and receivables;
•	available-for-sale financial assets; or
•	financial assets at fair value through profit or loss.

Unilever Annual Report and Accounts 2015	Financial statements 125

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

17. INVESTMENT AND RETURN CONTINUED

(I) HELD-TO-MATURITY INVESTMENTS

These are assets with set cash flows and fixed maturities which Unilever intends to hold to maturity. They are held at cost plus interest using the effective interest method, less any impairment.

(II) LOANS AND RECEIVABLES

These are assets with an established payment profile and which are not listed on a recognised stock exchange. They are initially recognised at fair value, which is usually the original invoice amount plus any directly related transaction costs. Afterwards, loans and receivables are carried at amortised cost, less any impairment.

(III) AVAILABLE-FOR-SALE FINANCIAL ASSETS

Any financial assets not classified as either loans and receivables or financial assets at fair value through profit or loss are designated as available-for-sale. They are initially recognised at fair value, usually the original invoice amount plus any directly related transaction costs. Afterwards, they are measured at fair value with changes being recognised in equity. When the investment is sold or impaired, the accumulated gains and losses are moved from equity to the income statement. Interest and dividends from these assets are recognised in the income statement.

(IV) FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

These are derivatives and assets that are held for trading. Related transaction costs are expensed as incurred. Unless they form part of a hedging relationship, these assets are held at fair value, with changes being recognised in the income statement.

IMPAIRMENT OF FINANCIAL ASSETS

Each year, the Group assesses whether there is evidence that financial assets are impaired. A significant or prolonged fall in value below the cost of an asset generally indicates that an asset may be impaired. If impaired, financial assets are written down to their estimated recoverable amount. Impairment losses on assets classified as loans and receivables are recognised in profit and loss. When a later event causes the impairment losses to decrease, the reduction in impairment loss is also recognised in profit and loss. Impairment losses on assets classified as available-for-sale are recognised by moving the loss accumulated in equity to the income statement. Any subsequent recovery in value of an available-for-sale debt security is recognised within profit and loss. However, any subsequent recovery in value of an equity security is recognised within equity, and is recorded at amortised cost.

17A. FINANCIAL ASSETS

The Group’s treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2015 and 2014. The Group’s cash resources and other financial assets are shown below.

	€ million	€ million	€ million	€ million	€ million	€ million
Financial assets(a)	Current 2015	Non- current 2015	Total 2015	Current 2014	Non- current 2014	Total 2014
Cash and cash equivalents
Cash at bank and in hand	1,547	–	1,547	1,390	–	1,390
Short-term deposits with maturity of less than three months	655	–	655	540	–	540
Other cash equivalents	100	–	100	221	–	221

	2,302	–	2,302	2,151	–	2,151
Other financial assets
Held-to-maturity investments	38	106	144	17	72	89
Loans and receivables(b)	269	34	303	180	28	208
Available-for-sale financial assets(c)	179	462	641	157	514	671
Financial assets at fair value through profit or loss:
Derivatives	230	–	230	296	–	296
Other	120	3	123	21	101	122

	836	605	1,441	671	715	1,386

Total	3,138	605	3,743	2,822	715	3,537

(a)	For the purposes of notes 15C and 17A, financial assets and liabilities exclude trade and other current receivables and trade payables and other liabilities which are covered in notes 13 and 14 respectively.
(b)	Current loans and receivables include short-term deposits with banks with maturities of longer than three months.
(c)	Current available-for-sale financial assets include government securities and A- or higher rated money and capital market instruments. Non-current available-for-sale financial assets predominantly consist of investments in a number of companies and financial institutions in Europe, India and the US, including €86 million (2014: €86 million) of assets in a trust to fund benefit obligations in the US (see also note 4B).

126 Financial statements	Unilever Annual Report and Accounts 2015

17A. FINANCIAL ASSETS CONTINUED

Cash and cash equivalents reconciliation to the cash flow statement	€ million 2015	€ million 2014
Cash and cash equivalents per balance sheet	2,302	2,151
Less: bank overdrafts	(174)	(241)

Cash and cash equivalents per cash flow statement	2,128	1,910

Approximately €1.8 billion (or 79%) of the Group’s cash and cash equivalents are held in foreign subsidiaries which repatriate distributable reserves on a regular basis. For most countries this is done through dividends free of tax. In a few countries we face cross-border foreign exchange controls and/or other legal restrictions that inhibit our ability to make these balances available in any means for general use by the wider business. The amount of cash held in these countries was €284 million (2014: €452 million). The cash will generally be invested or held in the relevant country and, given the other capital resources available to the Group, does not significantly affect the ability of the Group to meet its cash obligations.

17B. CREDIT RISK

Credit risk is the risk of financial loss to the Group if a customer or counter-party fails to meet its contractual obligations. Additional information in relation to credit risk on trade receivables is given in note 13. These risks are generally managed by local controllers. Credit risk related to the use of treasury instruments is managed on a Group basis. This risk arises from transactions with financial institutions involving cash and cash equivalents, deposits and derivative financial instruments. The maximum exposure to credit risk at the reporting date is the carrying value of each class of financial assets. To reduce this risk, Unilever has concentrated its main activities with a limited number of counter-parties which have secure credit ratings. Individual risk limits are set for each counter-party based on financial position, credit rating and past experience. Credit limits and concentration of exposures are actively monitored by the Group’s treasury department. Netting agreements are also put in place with Unilever’s principal counter-parties. In the case of a default, these arrangements would allow Unilever to net assets and liabilities across transactions with that counter-party. To further reduce the Group’s credit exposures on derivative financial instruments, Unilever has collateral agreements with Unilever’s principal counter-parties in relation to derivative financial instruments. Under these arrangements, counter-parties are required to deposit securities and/or cash as a collateral for their obligations in respect of derivative financial instruments. At 31 December 2015 the collateral held by Unilever under such arrangements amounted to €30 million (2014: €24 million), of which €30 million (2014: €24 million) was in cash, and €nil (2014: €nil) was in the form of bond securities. The non-cash collateral has not been recognised as an asset in the Group’s balance sheet.

Further details in relation to the Group’s exposure to credit risk are shown in note 13 and note 16A.

18. FINANCIAL INSTRUMENTS FAIR VALUE RISK

The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following table summarises the fair values and carrying amounts of financial instruments.

Fair values of financial assets and financial liabilities	€ million Fair value 2015	€ million Fair value 2014	€ million Carrying amount 2015	€ million Carrying amount 2014
Financial assets
Cash and cash equivalents	2,302	2,151	2,302	2,151
Held-to-maturity investments	144	89	144	89
Loans and receivables	303	208	303	208
Available-for-sale financial assets	641	671	641	671
Financial assets at fair value through profit or loss:
Derivatives	230	296	230	296
Other	123	122	123	122

	3,743	3,537	3,743	3,537
Financial liabilities
Preference shares	(132)	(108)	(68)	(68)
Bank loans and overdrafts	(1,067)	(1,119)	(1,064)	(1,114)
Bonds and other loans	(13,509)	(11,417)	(12,703)	(10,573)
Finance lease creditors	(217)	(224)	(195)	(199)
Derivatives	(124)	(350)	(124)	(350)
Other financial liabilities	(489)	(418)	(489)	(418)

	(15,538)	(13,636)	(14,643)	(12,722)

Unilever Annual Report and Accounts 2015	Financial statements 127

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

18. FINANCIAL INSTRUMENTS FAIR VALUE RISK CONTINUED

The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature. The instruments that have a fair value that is different from the carrying amount are classified as Level 2 for both 2014 and 2015 with exception of preference shares which are classified as Level 1 for both years.

FAIR VALUE HIERARCHY

The fair values shown in notes 15C and 17A have been classified into three categories depending on the inputs used in the valuation technique. The categories used are as follows:

•	Level 1: quoted prices for identical instruments;
•	Level 2: directly or indirectly observable market inputs, other than Level 1 inputs; and
•	Level 3: inputs which are not based on observable market data.

For assets and liabilities which are carried at fair value, the classification of fair value calculations by category is summarised below:

		€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
	Notes	Level 1 2015	Level 1 2014	Level 2 2015	Level 2 2014	Level 3 2015	Level 3 2014	Total fair value 2015	Total fair value 2014
Assets at fair value
Other cash equivalents	17A	–	–	100	221	–	–	100	221
Available-for-sale financial assets	17A	14	15	180	158	447	498	641	671
Financial assets at fair value through profit or loss:
Derivatives(a)	16C	–	–	303	417	–	–	303	417
Other	17A	120	119	–	–	3	3	123	122

Liabilities at fair value
Derivatives(b)	16C	–	–	(194)	(514)	–	–	(194)	(514)

(a)	Includes €73 million (2014: €121 million) derivatives, reported within trade receivables, that hedge trading activities.
(b)	Includes €71 million (2014: €(164) million) derivatives, reported within trade payables, that hedge trading activities.

There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2014. There were also no significant movements between the fair value hierarchy classifications since 31 December 2014.

The impact in the 2015 income statement due to Level 3 instruments is a loss of €46 million (2014: loss of €3 million).

Reconciliation of Level 3 fair value measurements of financial assets is given below:

Reconciliation of movements in Level 3 valuations	€ million 2015	€ million 2014
1 January	501	483
Gains and losses recognised in profit and loss	(46)	(3)
Gains and losses recognised in other comprehensive income	120	17
Purchases and new issues	13	4
Sales and settlements	(138)	–
Transfers into Level 3	–	–
Transfers out of Level 3	–	–

31 December	450	501

SIGNIFICANT UNOBSERVABLE INPUTS USED IN LEVEL 3 FAIR VALUES

The only individually material asset valued using Level 3 techniques is a particular unlisted investment with a carrying value at year end of €62 million (2014: €189 million, 2013: €190 million), which is recognised as an available for sale financial asset. During the year part of this asset was settled for €128 million and an additional impairment of €42 million has been recognised within ‘Other income/(loss) from non-current investments and associates’ in the consolidated income statement. The ‘Gains and losses recognised in other comprehensive income’ include €51 million relating to the value of the Unilever Venture companies and €40 million positive currency retranslation (mainly relating to the assets held in the US). A change in one or more of the inputs to reasonably possible alternative assumptions would not change the value significantly.

CALCULATION OF FAIR VALUES

The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2014.

ASSETS AND LIABILITIES CARRIED AT FAIR VALUE

•	The fair values of quoted investments falling into Level 1 are based on current bid prices.
•	The fair values of unquoted available-for-sale financial assets are based on recent trades in liquid markets, observable market rates, discounted cash flow analysis and statistical modelling techniques such as Monte Carlo simulation. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2. If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

128 Financial statements	Unilever Annual Report and Accounts 2015

18. FINANCIAL INSTRUMENTS FAIR VALUE RISK CONTINUED

•	Derivatives are valued using valuation techniques with market observable inputs. The models incorporate various inputs including the credit quality of counter-parties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodities.
•	For listed securities where the market is not liquid, and for unlisted securities, valuation techniques are used. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same and discounted cash flow calculations.

OTHER FINANCIAL ASSETS AND LIABILITIES (FAIR VALUES FOR DISCLOSURE PURPOSES ONLY)

•	Cash and cash equivalents, trade and other current receivables, bank loans and overdrafts, trade payables and other current liabilities have fair values that approximate to their carrying amounts due to their short-term nature.
•	The fair values of preference shares and listed bonds are based on their market value.
•	Non-listed bonds, other loans, bank loans and non-current receivables and payables are based on the net present value of the anticipated future cash flows associated with these instruments using rates currently available for debt on similar terms, credit risk and remaining maturities.
•	Fair values for finance lease creditors have been assessed by reference to current market rates for comparable leasing arrangements.

POLICIES AND PROCESSES USED IN RELATION TO THE CALCULATION OF LEVEL 3 FAIR VALUES

Assets valued using Level 3 valuation techniques are primarily made up of long-term cash receivables and unlisted investments. Valuation techniques used are specific to the circumstances involved. Unlisted investments include €192 million (2014: €136 million) of investments within Unilever Ventures companies.

19. PROVISIONS

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be reliably estimated and where the outflow of economic benefit is probable.

Provisions				€ million 2015	€ million 2014
Due within one year				309	418
Due after one year				831	916

Total provisions				1,140	1,334

	€ million	€ million	€ million	€ million	€ million
Movements during 2015	Restructuring	Legal	Disputed indirect taxes	Other	Total
1 January 2015	215	228	706	185	1,334
Income statement:
Charges	143	145	149	83	520
Releases	(42)	(15)	(67)	(16)	(140)
Utilisation	(133)	(193)	(39)	(35)	(400)
Currency translation	5	(4)	(179)	4	(174)

31 December 2015	188	161	570	221	1,140

The provision for legal includes provisions related to competition cases (see also note 20).

The provision for disputed indirect taxes is comprised of a number of small disputed items. The largest elements relate to disputes with Brazilian authorities. Due to the nature of the disputes, the timing of provision utilisation and any cash outflows is uncertain. The majority of disputed items attract an interest charge.

No individual items within the remaining provisions are significant. Unilever expects that the issues relating to these restructuring, legal and other provisions will be substantively resolved within five years.

Unilever Annual Report and Accounts 2015	Financial statements 129

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

20. COMMITMENTS AND CONTINGENT LIABILITIES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership. All other leases are classified as operating leases.

Assets held under finance leases are initially recognised at the lower of fair value at the date of commencement of the lease and the present value of the minimum lease payments. Subsequent to initial recognition, these assets are accounted for in accordance with the accounting policy relating to that specific asset. The corresponding liability is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance costs in the income statement and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Lease payments under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

Contingent liabilities are either possible obligations that will probably not require a transfer of economic benefits, or present obligations that may, but probably will not, require a transfer of economic benefits. It is not appropriate to make provisions for contingent liabilities, but there is a chance that they will result in an obligation in the future. Contingent liabilities are disclosed at the risk adjusted best estimate of the amount that would be required to settle the liability as at the end of the reporting period. Where a risk weighting is not available, the maximum exposure is reported.

	€ million	€ million	€ million	€ million	€ million	€ million
Long-term finance lease commitments	Future minimum lease payments 2015	Finance cost 2015	Present value 2015	Future minimum lease payments 2014	Finance cost 2014	Present value 2014
Buildings(a)	284	105	179	283	102	181
Plant and machinery	18	2	16	22	4	18

	302	107	195	305	106	199

The commitments fall due as follows:
Within 1 year	51	14	37	25	12	13
Later than 1 year but not later than 5 years	85	37	48	108	36	72
Later than 5 years	166	56	110	172	58	114

	302	107	195	305	106	199
(a) All leased land is classified as operating leases. The table below shows the net book value of property, plant and equipment under a number of finance lease agreements.
				€ million	€ million	€ million
Net book value				Buildings	Plant and equipment	Total
Cost				239	154	393
Accumulated depreciation				(82)	(133)	(215)

31 December 2015				157	21	178
Cost				218	148	366
Accumulated depreciation				(69)	(124)	(193)

31 December 2014				149	24	173
The Group has sublet part of the leased properties under finance leases. Future minimum sublease payments of €41 million (2014: €38 million) are expected to be received.
					€ million	€ million
Long-term operating lease commitments					2015	2014
Land and buildings					2,024	1,903
Plant and machinery					430	424

					2,454	2,327

130 Financial statements	Unilever Annual Report and Accounts 2015

20. COMMITMENTS AND CONTINGENT LIABILITIES CONTINUED

	€ million	€ million	€ million	€ million
Operating lease and other commitments fall due as follows:	Operating leases 2015	Operating leases 2014	Other commit- ments 2015	Other commit- ments 2014
Within 1 year	410	390	919	1,034
Later than 1 year but not later than 5 years	1,187	1,171	830	950
Later than 5 years	857	766	35	41

	2,454	2,327	1,784	2,025

The Group has sublet part of the leased properties under operating leases. Future minimum sublease payments of €5 million (2014: €7 million) are expected to be received.

Other commitments principally comprise commitments under contracts to purchase materials and services. They do not include commitments for capital expenditure, which are reported in note 10 on page 111.

Contingent liabilities arise in respect of litigation against group companies, investigations by competition, regulatory and fiscal authorities and obligations arising under environmental legislation. The estimated total of such contingent liabilities at 31 December 2015 was €1,310 million (2014: €1,406 million), the largest of which relates to the local corporate reorganisation in 2001 explained further below. The Group does not believe that any of these contingent liabilities will result in a material loss.

LEGAL PROCEEDINGS

The Group is involved from time to time in legal and arbitration proceedings arising in the ordinary course of business.

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations by national competition authorities. These proceedings and investigations are at various stages and concern a variety of product markets. In the second half of 2015 Unilever recognised an expense of €86 million (2014: €30 million, 2013: €120 million) related to these cases, disclosed within non-core items.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance our internal competition law compliance programme on an ongoing basis. As disclosed above, where specific issues arise provisions are made and contingent liabilities disclosed to the extent appropriate.

During 2004 in Brazil, and in common with many other businesses operating in that country, one of our Brazilian subsidiaries received a notice of infringement from the Federal Revenue Service. The notice alleges that a 2001 reorganisation of our local corporate structure was undertaken without valid business purpose. The 2001 reorganisation was comparable with restructurings done by many companies in Brazil. The original dispute was resolved in the courts in the Group’s favour. However, in 2013 a new assessment was raised in respect of a similar matter. Additionally, during the course of 2014 another notice of infringement was issued based on the same ground argued in the previous assessments. The Group believes that the likelihood of a successful challenge by the tax authorities is low, however, there can be no guarantee of success in court. The maximum exposure related to this matter is €1,134 million (2014: €1,250 million).

In many markets, there is a high degree of complexity involved in the local tax regimes. In common with other businesses operating in this environment, the Group is required to exercise judgement in the assessment of any potential exposures in these areas. Where appropriate, the Group will make provisions or disclose contingencies in accordance with the relevant accounting principles.

21. ACQUISITIONS AND DISPOSALS

Business combinations are accounted for using the acquisition accounting method as at the acquisition date, which is the date at which control is transferred to the Group.

Goodwill is measured at the acquisition date as the fair value of consideration transferred, plus non-controlling interests and the fair value of any previously held equity interests less the net recognised amount (which is generally fair value) of the identifiable assets and liabilities assumed. Consideration transferred does not include amounts related to settlement of pre-existing relationships. Such amounts are generally recognised in net profit.

Transaction costs are expensed as incurred, other than those incurred in relation to the issue of debt or equity securities. Any contingent consideration payable is measured at fair value at the acquisition date. Subsequent changes in the fair value of contingent consideration are recognised in net profit.

Changes in ownership that do not result in a change of control are accounted for as equity transactions and therefore do not have any impact on goodwill. The difference between consideration and the non-controlling share of net assets acquired is recognised within equity.

Unilever Annual Report and Accounts 2015	Financial statements 131

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

21. ACQUISITIONS AND DISPOSALS CONTINUED

In 2015 the Group completed acquisition of the businesses listed below for a total consideration of €2,011 million (2014: €424 million for acquisitions completed during that year). More information related to the 2015 acquisitions is given on page 33 of the Strategic Report.

2015

DEAL COMPLETION DATE	ACQUIRED BUSINESS

1 May 2015	REN Skincare, a prestige Personal Care business with an iconic British skin care brand.

1 May 2015	Camay and Zest brands acquired from The Procter & Gamble Company. In addition a manufacturing site was acquired.

6 May 2015	Kate Somerville Skincare, a prestige Personal Care business with a leading independent skin care brand.

1 August 2015	Dermalogica, a prestige Personal Care business with the leading skin care brand in professional salons and spas. The assets acquired are principally the Dermalogica brand.

1 September 2015	Murad, the leading clinical skin care brand, part of our prestige Personal Care business.

30 September 2015	Grom, a premium Italian gelato business.

CONSOLIDATED INCOME STATEMENT

Since the acquisition dates the acquisitions above have contributed €216 million to the Group revenue and €32 million to Group operating profit.

If all the above acquisitions had taken place at the beginning of the year, Group revenue would have been €53,612 million and Group operating profit would have been €7,551 million.

2014

DEAL COMPLETION DATE	ACQUIRED/DISPOSED BUSINESS

17 January 2014	Sold the Royal Pasta brand in the Philippines to RFM Corporation.

7 March 2014	Acquired a 55% equity stake in the Qinyuan Group, a leading Chinese water purification business.

1 April 2014	Sold the meat snacks business, including the Bifi and Peperami brands, to Jack Link’s.

30 June 2014	Sold the global Ragu and Bertolli pasta sauce business to Mizkan Group.

10 July 2014	Sold the Slim•Fast brand to Kainos Capital. Unilever retains a minority stake in the business.

2 December 2014	Acquired Talenti Gelato & Sorbetto.

132 Financial statements	Unilever Annual Report and Accounts 2015

21. ACQUISITIONS AND DISPOSALS CONTINUED

CONSOLIDATED BALANCE SHEET

The following table sets out the effect of the acquisitions in 2015, 2014 and 2013 on the consolidated balance sheet. The fair values currently established for all acquisitions made in 2015 are provisional. The goodwill arising on these transactions has been capitalised and is subject to an annual review for impairment (or more frequently if necessary) in accordance with our accounting policies as set out in note 9 on page 109. Any impairment is charged to the income statement as it arises. Detailed information relating to goodwill is given in note 9 on pages 110 to 111.

Acquisitions	€ million 2015	€ million 2014	€ million 2013
Net assets acquired	999	240	55
Goodwill arising in subsidiaries	1,012	184	62

Consideration	2,011	424	117

In 2015 the net assets acquired consist of:

€ million 2015
Intangible assets	954
Other non-current assets	67
Trade and other receivables	46
Other current assets	44
Non-current liabilities	(30)
Current liabilities	(82)

Net assets acquired	999

Consideration	1,832
Contingent consideration	179

Total consideration	2,011

Goodwill	1,012

No contingent liabilities were acquired.

The table below shows the impact of all disposals during the year on the Group. The results of disposed businesses are included in the consolidated financial statements up to their date of disposal:

Disposals	€ million 2015	€ million 2014	€ million 2013
Goodwill and intangible assets	47	229	189
Other non-current assets	2	106	43
Current assets	23	50	59
Trade creditors and other payables	(2)	(5)	(8)

Net assets sold	70	380	283
(Gain)/loss on currency retranslation on disposal	–	(76)	–
Profit/(loss) on sale attributable to Unilever	(9)	1,392	733

Consideration	61	1,696	1,016

Cash	62	1,727	1,030
Cash balances of business sold	(1)	(4)	–
Non-cash items and deferred consideration	–	(27)	(14)

	61	1,696	1,016

Unilever Annual Report and Accounts 2015	Financial statements 133

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

22. ASSETS AND LIABILITIES HELD FOR SALE

Non-current assets and groups of assets and liabilities which comprise disposal groups are classified as ‘held for sale’ when all of the following criteria are met: a decision has been made to sell; the assets are available for sale immediately; the assets are being actively marketed; and a sale has been agreed or is expected to be concluded within 12 months of the balance sheet date.

Immediately prior to classification as held for sale, the assets or groups of assets are remeasured in accordance with the Group’s accounting policies. Subsequently, assets and disposal groups classified as held for sale are valued at the lower of book value or fair value less disposal costs. Assets held for sale are not depreciated.

	€ million 2015	€ million 2014
Groups of assets held for sale
Goodwill and intangibles	43	12
Property, plant and equipment	73	4
Inventories	35	1
Trade and other receivables	3	1
Other	5	5

	159	23
Non-current assets held for sale

Property, plant and equipment	20	24

Liabilities held for sale

Liabilities associated with assets held for sale	6	1

23. RELATED PARTY TRANSACTIONS

A related party is a person or entity that is related to the Group. These include both people and entities that have, or are subject to, the influence or control of the Group.

The following related party balances existed with associate or joint venture businesses at 31 December:

Related party balances	€ million 2015	€ million 2014
Trading and other balances due from joint ventures	116	105
Trading and other balances due from/(to) associates	–	–

JOINT VENTURES

Sales by Unilever group companies to Unilever Jerónimo Martins and Pepsi Lipton joint ventures were €121 million and €69 million in 2015 (2014: €106 million and €51 million) respectively. Sales from Unilever Jerónimo Martins and from Pepsi Lipton joint ventures to Unilever group companies were €46 million and €51 million in 2015 (2014: €46 million and €54 million) respectively. Balances owed by/(to) Unilever Jerónimo Martins and Pepsi Lipton joint ventures at 31 December 2015 were €121 million and €(5) million (2014: €112 million and €(6) million) respectively.

ASSOCIATES

Langholm Capital Partners invests in private European companies with above-average longer-term growth prospects. Langholm Capital II was launched in 2009. Unilever has invested €55 million in Langholm II, with an outstanding commitment at the end of 2015 of €20 million (2014: €40 million).

134 Financial statements	Unilever Annual Report and Accounts 2015

24. PURCHASE OF ESTATE SHARES CONVERTIBLE TO UNILEVER PLC SHARES IN 2038

The first Viscount Leverhulme was the founder of the company which became Unilever PLC. When he died in 1925, he left in his will a large number of PLC shares in various trusts. When the will trusts were varied in 1983, the interests of the beneficiaries of his will were also preserved. Four classes of special shares were created in Margarine Union (1930) Limited, a subsidiary of PLC.

One of these classes of shares (‘Estate shares’) has rights that enable it to be converted at the end of the year 2038 to 70,875,000 Unilever PLC ordinary shares. Before this date, these shares have no rights to dividends nor do they allow early conversion. There are 20,000 Estate shares with a nominal value of £0.01 each.

On 19 May 2014, Unilever PLC purchased all of the Estate shares for a cash consideration of £715 million plus transaction costs. The resulting loss of €880 million, being the difference between the nominal value and the amount paid, was recorded in retained earnings. Unilever does not intend to re-sell these shares.

25. REMUNERATION OF AUDITORS

This note includes all amounts paid to the Group’s auditors, whether in relation to their audit of the Group or otherwise.

Following a competitive tender process KPMG LLP and KPMG Accountants N.V. (together referred to as ‘KPMG’) were appointed as the Group’s auditor for the year ended 31 December 2014 at the Annual General Meetings on 14 May 2014. PricewaterhouseCoopers LLP and PricewaterhouseCoopers Accountants N.V. (together referred to as ‘PricewaterhouseCoopers’) served as Group auditor for the year ended 31 December 2013. Remuneration of the Group’s auditor in respect of 2015 and 2014 was payable to KPMG while in respect of 2013 remuneration was payable to PricewaterhouseCoopers.

During the year the Group (including its subsidiaries) obtained the following services from the Group auditor and its associates:

	€ million 2015		€ million 2014		€ million 2013
Fees payable to the Group’s auditor for the audit of the consolidated and parent company accounts of Unilever N.V. and Unilever PLC(a)	5		5		6
Fees payable to the Group’s auditor for the audit of accounts of subsidiaries of Unilever N.V. and Unilever PLC pursuant to legislation(b)	9		9		10

Total statutory audit fees(c)	14		14		16

Audit-related assurance services	–	(d)	–	(d)	3
Other taxation advisory services	–	(d)	–	(d)	1
Services relating to corporate finance transactions	–		–		–
Other assurance services	–	(d)	–	(d)	–
All other non-audit services	–	(d)	–	(d)	1

(a)	Of which:
€1 million was payable to KPMG Accountants N.V. (KPMG Accountants N.V. 2014: €1 million; and PricewaterhouseCoopers Accountants N.V. 2013: €1 million) and €4 million was payable to KPMG LLP (KPMG LLP 2014: €4 million and PricewaterhouseCoopers LLP 2013: €5 million).
(b)	Comprises fees payable to the KPMG network of independent member firms affiliated with KPMG International Cooperative for audit work on statutory financial statements and Group reporting returns of subsidiary companies in 2015 and 2014 (2013: PricewaterhouseCoopers International Limited).
(c)	Amount payable to KPMG in respect of services supplied to associated pension schemes was less than €1 million individually and in aggregate (KPMG 2014: less than €1 million individually and in aggregate and PricewaterhouseCoopers 2013: €1 million).
(d)	Amounts paid in relation to each type of service are individually less than €1 million. In aggregate the fees paid were €1 million (2014: less than €1 million).

26. EVENTS AFTER THE BALANCE SHEET DATE

Where events occurring after the balance sheet date provide evidence of conditions that existed at the end of the reporting period, the impact of these events is adjusted within the financial statements. Otherwise, events after the balance sheet date of a material size or nature are disclosed below.

On 19 January 2016 Unilever announced a quarterly dividend with the 2015 fourth quarter results of €0.3020 per NV ordinary share and £0.2300 per PLC ordinary share.

Unilever Annual Report and Accounts 2015	Financial statements 135

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

27. GROUP COMPANIES

AS AT 31 DECEMBER 2015

In accordance with section 409 of the Companies Act 2006 a list of subsidiaries, partnerships, associates, and joint ventures as at 31 December 2015 is set out below. All subsidiary undertakings are subsidiary undertakings of their immediate parent undertaking(s) pursuant to section 1162 (2) (a) of the Companies Act 2006 unless otherwise indicated – see the notes on page 147. All subsidiary undertakings not included in the consolidation are not included because they are not material for such purposes. All associated undertakings are included in the Unilever Group’s financial statements using the equity method of accounting unless otherwise indicated – see the notes on page 147.

Principal group companies are identified in bold. These companies are incorporated and principally operate in the countries under which they are shown.

The aggregate percentage of capital held by the Group is shown in the first column, except where it is 100%.

SUBSIDIARY UNDERTAKINGS INCLUDED IN THE CONSOLIDATION

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
72.5	Algeria	Unilever Algérie SPA	NV 72.50 PLC 0	DZD1,000.00 Ordinary	Zone industrielle Hassi Ameur Oran 31000
	Argentina	Arisco S.A.	NV 64.55 PLC 35.45	ARA1.00 Ordinary	Tucumán 1, Piso 4°, Cdad. de Buenos Aires
	Argentina	Helket S.A.	NV 64.55 PLC 35.45	ARA1.00 Ordinary	Mendoza km 7/8 – Pocitos, San Juan
	Argentina	La Farmaco Argentina I.y C.S.A	NV 64.55 PLC 35.45	ARA1.00 Ordinary	11 de septiembre de 1888, N° 2173, 1° Piso, Buenos Aires
98	Argentina	S.A.G.R.A. S.A.	NV 63.26 PLC 34.74	ARA1.00 Ordinary	Tucumán 1, Piso 4°, Cdad. de Buenos Aires
	Argentina	Santamaria y Bellora S.R.L.	NV 55.40 PLC44.60	ARA1.00 Ordinary	11 de septiembre de 1888, N° 2173, 1° Piso, Buenos Aires
	Argentina	Unilever de Argentina S.A.	NV64.55 PLC35.45	ARA1.00 Ordinary	Tucumán 1, Piso 4°, Cdad. de Buenos Aires
	Australia	Ben & Jerry’s Franchising Australia Limited	NV 0 PLC 100	AUD1.00 Ordinary	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Australia	Dermalogica Holdings Pty Limited	NV 0 PLC 100	AUD1.00 Ordinary	111 Chandos Street, Crows Nest, NSW 2065
	Australia	Dermalogica Pty Limited	NV 0 PLC 100	AUD2.00 Ordinary	111 Chandos Street, Crows Nest, NSW 2065
	Australia	Tea Too Pty Limited	NV 0 PLC 100	AUD1.00 Ordinary	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Australia	TIGI Australia Pty Limited	NV 0 PLC 100	AUD1.00 Ordinary-A	Level 17, 2-26 Park Street, Sydney, NSW 2000
			NV 0 PLC 100	AUD1.00 Ordinary-B
	Australia	Unilever Australia (Holdings) Pty Limited	NV 0 PLC 100	AUD1.00 Ordinary	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Australia	Unilever Australia Group Partnership	NV 0 PLC 100	Partnership Interest	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Australia	Unilever Australia Limited	NV 0 PLC 100	AUD1.00 Ordinary	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Australia	Unilever Australia Supply Services Limited	NV 0 PLC 100	AUD1.00 Ordinary	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Australia	Unilever Australia Trading Limited	NV 0 PLC 100	AUD1.00 Ordinary	Level 17, 2-26 Park Street, Sydney, NSW 2000
	Austria	Delico Handels GmbH	NV 100 PLC 0	EUR36,337.00 Ordinary	Stella-Klein-Löw Weg 13, 1023 Wien
	Austria	Kuner Nahrungsmittel GmbH	NV 100 PLC 0	EUR36,336.00 Ordinary	Stella-Klein-Löw Weg 13, 1023 Wien
	Austria	Intuiskin GmbH	NV 100 PLC 0	EUR35,000.00 Ordinary	Seilerstätte 13, 1010, Wien
	Austria	TIGI Handels GmbH	NV 100 PLC 0	EUR36,336.00 Ordinary	Stella-Klein-Löw Weg 13, 1023 Wien
	Austria	ULPC Handels GmbH	NV 100 PLC 0	EUR218,019.00 Ordinary	Stella-Klein-Löw Weg 13, 1023 Wien
	Austria	Unilever Austria GmbH	NV 100 PLC 0	EUR10,000,000.00 Ordinary	Stella-Klein-Löw Weg 13, 1023 Wien
	Austria	Unilever BCS Austria GmbH	NV 55.40 PLC 44.60	EUR35,000.00 Ordinary	Stella-Klein-Löw Weg 13, 1023 Wien
60.75	Bangladesh	Unilever Bangladesh Limited	NV 0 PLC 60.75	BDT100.00 Ordinary	51 Kalurghat Heavy Industrial Area, Kalurghat, Chittagong
	Belgium	Intuiskin SPRL	NV 100 PLC 0	EUR185.50 Ordinary	Rond-Point Schuman, 6 Box 5, 1040 Ettebeek
	Belgium	Unilever BCS Belgium NV/SA	NV 55.40 PLC 44.60	No Par Value Ordinary	Humaniteitslaan 292, 1190 Brussels
	Belgium	Unilever Belgium NV/SA	NV 100 PLC 0	No Par Value Ordinary	Humaniteitslaan 292, 1190 Brussels
	Belgium	Unilever Belgium Services SA/NV	NV 100 PLC 0	No Par Value Ordinary	Humaniteitslaan 292, 1190 Brussels
	Belgium	Unilever Lipton Tea NV/SA	NV 100 PLC 0	EUR1.00 Ordinary	Humaniteitslaan 292, 1190 Brussels
	Bolivia	Unilever Andina Bolivia S.A.	NV 100 PLC 0	BOB10.00 Ordinary	Av. Blanco Galindo Km. 10.4 Cochabamba
	Brazil	Alberto Culver Participacoes Ltda	NV 55.40 PLC 44.60	BRL1.00 Quotas	Rua Líbero Badaró, 293 – 27° Floor – Suite 27D, Room 18 – São
Paulo/SP
	Brazil	Alberto-Culver do Brasil Cosmeticos Ltda	NV 55.40 PLC 44.60	BRL1.00 Quotas	Rua Caio Prado, 267 – Room 13, São Paulo/SP
	Brazil	Cicanorte Industria de Conservas Alimenticas	NV 64.55 PLC 35.45	BRL2.80 Ordinary	Rod. BR 101-Norte, s/n, km. 43,6 – Room 4, Igarassu /PE
S.A.
	Brazil	RGG – Comércio E Representaçőes De	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –13° floor – Room 19
		Produtos De Higiene Pessoal Ltda			– São Paulo/SP
	Brazil	UB 4 – Comércio de Produtos de Limpeza Ltda	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –13° floor – Room 29
– São Paulo/SP
	Brazil	UBA 2 – Comércio e Representação de	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –13° floor – Room 21
		Alimentos Ltda			– São Paulo/SP
	Brazil	UBI 2 – Comercio de Alimentos Ltda	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –13° floor – Room 24
– São Paulo/SP
	Brazil	UBI 4 – Comércio de Alimentos Ltda	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –13° floor – Room 28
– São Paulo/SP
	Brazil	Unilever Brasil Gelados do Nordeste S.A.	NV 64.55 PLC 35.45	BRL Ordinary – A	Rod. BR 232, s/n, km. 13 – Jaboatão dos Guararapes/PE
			NV 64.55 PLC 35.45	BRL Ordinary – B
	Brazil	Unilever Brasil Gelados Ltda	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –13° floor – Room 23
– São Paulo/SP
	Brazil	Unilever Brasil Industrial Ltda	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 –13° floor – Room 4
– São Paulo/SP
	Brazil	Unilever Brasil Ltda	NV 64.55 PLC 35.45	BRL1.00 Quotas	Av. Presidente Juscelino Kubitschek, 1.309 – 1° to 12° Floor, part of 13° floor and 14° floor – São Paulo/SP
50	Brazil	UP! Alimentos Ltda	NV 32.28 PLC 17.72	BRL1.00 Quotas	Av. Escola Politécnica, 760, 2° Floor – Room 6 – São Paulo/SP
99	Brazil	Veritas do Brazil Ltda	NV 63.90 PLC 35.10	BRL1.00 Quotas	Av. Marechal Floriano, 19 – Room 1001 Part – Rio de Janeiro/RJ

136 Financial statements	Unilever Annual Report and Accounts 2015

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	Bulgaria	Unilever BCS Bulgaria EOOD	NV 55.40 PLC 44.60	BGN1,000.00 Ordinary	City of Sofia, Borough Mladost, 1, Business Park, Building 3,
Floor 1
	Bulgaria	Unilever Bulgaria EOOD	NV 100 PLC 0	BGN1,000.00 Ordinary	City of Sofia, Borough Mladost, 1, Business Park, Building 3,
Floor 1
	Bulgaria	Unilever Bulgaria Holding EOOD	NV 100 PLC 0	BGN1,000.00 Ordinary	City of Sofia, Borough Mladost, 1, Business Park, Building 3, Floor 1
	Bulgaria	Unilever Bulgaria Distribution EOOD	NV 100 PLC 0	BGN1,000.00 Ordinary	City of Sofia, Borough Mladost, 1, Business Park, Building 3,
Floor 1
	Cambodia	Unilever (Cambodia) Limited	NV 100 PLC 0	KHR20,000.00 Ordinary	No. 443A Street 105, Sangkat Boeung Pralit, Khan 7 Makara
Phnom Penh Capital
	Canada	Dermalogica Canada Limited	NV 0 PLC 100	No Par Value Class A	3081, 3rd Avenue, Whitehorse, Yukon Territory, Y1A 4Z7
Common
	Canada	Rexdale Property Inc.	NV 64.55 PLC 35.45	No Par Value Common	195 Belfield Road, Rexdale, Toronto, Ontario M9W 1G9
	Canada	Unilever BCS Canada Inc.	NV 64.55 PLC 35.45	No Par Value Common	195 Belfield Road, Rexdale, Toronto, Ontario M9W 1G9
	Canada	4012208 Canada Inc.	NV 64.55 PLC 35.45	No Par Value Common	1000 rue de la Gauchetière Ouest, Bureau 2500, Montreal H3B 0A2
	Canada	Unilever Canada Inc.	NV 64.55 PLC 35.45	No Par Value Class A	160 Bloor Street East, Suite 1400, Toronto ON M4W 3R2
			NV 64.55 PLC 35.45	No Par Value Class B
			NV 0 PLC 100	No Par Value Class C
			NV 64.55 PLC 35.45	No Par Value Common
			NV 64.55 PLC 35.45	No Par Value Special
Common
	Chile	Unilever Chile Limitada	NV 64.55 PLC 35.45	Membership Interest	Av. Carrascal N°3351, Quinta Normal, Santiago
	Chile	Unilever Chile SCC Limitada	NV 64.55 PLC 35.45	Membership Interest	Av. Carrascal N°3351, Quinta Normal, Santiago
55	China	Ningbo Qinyuan Marketing Services Co. Limited	NV 55 PLC 0	CNY1.00 Ordinary	298, Seaside Avenue, Hangzhou Bay New Zone
55	China	Ningbo Qinyuan Water Equipment Co. Limited	NV 55 PLC 0	CNY1.00 Ordinary	358, Ci Yi Road, Hangzhou Bay New Zone
55	China	Qinyuan Group Co. Limited	NV 55 PLC 0	CNY1.00 Ordinary	Seaside Avenue, Cixi Econimce and Technical Development Zone
(Hangzhou Bay New Zone)
55	China	Shanghai Qinyuan Environment Protection	NV 55 PLC 0	CNY1.00 Ordinary	Room 23, Hall 5, No. 38, Lane 168, Xing Fu Li Road, Fenjing
		Technology Co. Limited			Town, Jinsham District, Shanghai 201100
	China	Unilever (China) Investing Company	NV 100 PLC 0	USD1.00 Ordinary	No.33 North Fuquan Road, Shanghai, 200335,
	China	Unilever (China) Limited	NV 100 PLC 0	CNY1.00 Ordinary	88 Jinxiu Avenue, Hefei Economic and Technology Development
Zone, Hefei, 230601
	China	Unilever (Tianjin) Company Limited	NV 100 PLC 0	USD1.00 Ordinary	Jingyi Road and Weiliu Road, Tianjin Airport Economic Area,
Tianjin
	China	Unilever Foods (China) Co. Limited	NV 100 PLC 0	USD1.00 Ordinary	1068 Ting Wei Road, Jinshanzui Industrial region, Jinshan
district, Shanghai
	China	Unilever Services (Hefei) Co. Limited	NV 100 PLC 0	CNY1.00 Ordinary	88 Jinxiu Avenue,, Hefei Economic and Technology Development
Zone, Hefei, 230601
	China	Unilever (Sichuan) Company Limited	NV 100 PLC 0	CNY1.00 Ordinary	No. 1 Unilever Avenue, Pengshan Country, Sichuan Province
610016
	China	Walls (China) Co. Limited	NV 100 PLC 0	Membership Interest	No.16 Wanyuan Road Beijing E&T Development Beijing 100076
55	China	Zhejiang Qinyuan Water Treatment Technology	NV 55 PLC 0	CNY1.00 Ordinary	358, Ci Yi Road, Hangzhou Bay New Zone
Co. Limited
	Colombia	Unilever Colombia SCC S.A.S.	NV 100 PLC 0	COP100.00 Ordinary	Av. El Dorado, No. 69B-45. Bogota Corporate Center Piso 7,
Bogotá
	Colombia	Unilever Andina Colombia Limitada	NV 100 PLC 0	COP100.00 Ordinary	Av. El Dorado, No. 69B-45. Bogota Corporate Center Piso 7,
Bogotá
	Costa Rica	Unilever de Centroamerica S.A.	NV 100 PLC 0	CRC1.00 Ordinary	Del cruce de San Antonio de Belén, 400 mts. Oeste y 800 Nte
	Costa Rica	Unilever Costa Rica SCC S.A.	NV 100 PLC 0	CRC1.00 Ordinary	Del cruce de San Antonio de Belén, 400 mts. Oeste y 800 Nte
89.98	Cote D’Ivoire	Unilever-Cote D’Ivoire	NV 0 PLC 89.98	XOF5,000.00 Ordinary	01 BP 1751 Abidjan 01, Boulevard de Vridi
	Croatia	Unilever Hrvatska d.o.o.	NV 100 PLC 0	HRK1.00 Ordinary	Strojarska cesta 20, 10000 Zagreb
65	Cyprus	Unilever Tseriotis Cyprus Limited	NV 0 PLC 65	EUR1.00 Ordinary	Head Offices, 195C Old Road Nicosia Limassol, CY-2540 Idalion
Industrial Zone – Nicosia
	Czech Republic	Unilever BCS ČR, spol. s r.o.	NV 55.40 PLC 44.60	CZK1.00 Ordinary	Rohanské nábřeží 670/17, Karlín, Praha 8, 186 00
	Czech Republic	Unilever ČR, spol. s r.o.	NV 0 PLC 100	CZK210,000.00 Ordinary	Rohanské nábřeží 670/17, Karlín, Praha 8, 186 00
	Denmark	Unilever BCS Danmark A/S	NV 55.40 PLC 44.60	DKK1,000.00 Ordinary	Ørestads Boulevard 73, 2300 København S
	Denmark	Unilever Danmark A/S	NV 100 PLC 0	DKK1,000.00 Ordinary	Ørestads Boulevard 73, 2300 København S
	Denmark	Unilever Production ApS	NV 100 PLC 0	DKK100.00 Ordinary	Petersmindevej 30, 5000 Odense C
80.15	Denmark	Froosh ApS	NV 0 PLC 80.15	DKK1,000.00 Ordinary	Lindgreens Alle 12, 3 Sal, 2300 København S
	Dominican	Unilever Caribe, S.A.	NV 100 PLC 0	DOP1,000.00 Ordinary	Ave. Winston Churchill, Torre Acrópolis Piso 17, Santo Domingo
Republic
	Ecuador	Unilever Andina Ecuador S.A.	NV 100 PLC 0	USD1.00 Ordinary	Km 25 Vía a Daule, Guayaquil
60	Egypt	Fine Tea Co (SAE)	NV 0 PLC 60	EGP2.00 Ordinary	Bourg El-Arab City, Alexandria
60	Egypt	Unilever Mashreq – Foods (SAE)	NV 0 PLC 60	EGP20.00 Ordinary	Bourg El-Arab City, Alexandria
60	Egypt	Unilever Mashreq – Home Care (SAE)	NV 0 PLC 60	EGP2.00 Ordinary	6th of October City, 4th Industrial Zone, Piece Number 68, Giza
60	Egypt	Unilever Mashreq Trading LLC	NV 0 PLC 60	EGP10.00 Ordinary	Industrial Zone – 14th May Bridge, Smouha, Alexandria
60	Egypt	Unilever Mashreq – Personal Care (SAE)	NV 0 PLC 60	EGP10.00 Ordinary	6th of October City, 4th Industrial Zone, Piece Number 68, Giza
60	Egypt	Unilever Mashreq – Tea (SAE)	NV 0 PLC 60	EGP100.00 Ordinary	Bourg El-Arab City, 1st Industrial Zone, Block 11, Piece Number
5, Alexandria
	El Salvador	Unilever El Salvador SCC S.A. de C.V.	NV 100 PLC 0	USD1.00 Ordinary	Boulevard del Ejercito Nacional, Km. 3 1/2, San Salvador
	El Salvador	Unilever de Centro America S.A.	NV 100 PLC 0	USD100.00 Ordinary	Boulevard del Ejercito Nacional, Km. 3 1/2, San Salvador
	England and	Accantia Group Holdings	NV 5.61 PLC 94.39	GBP0.01 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales	(unlimited company)
	England and	Alberto-Culver (Europe) Limited	NV 55.40 PLC 44.60	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Alberto-Culver Company (U.K.) Limited	NV 5.61 PLC 94.39	GBP1.00 Ordinary	Unilever House, Springfield Drive, Leatherhead, KT22 7GR
Wales
	England and	Alberto-Culver Group Limited	NV 55.40 PLC 44.60	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Alberto-Culver UK Holdings Limited	NV 55.40 PLC 44.60	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales

Unilever Annual Report and Accounts 2015	Financial statements 137

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	England and	Alberto-Culver UK Products Limited	NV 55.40 PLC 44.60	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		NV 55.40 PLC 44.60	GBP5.00 Preference
	England and	Associated Enterprises Limited°	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	BBG Investments (France) Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Brooke Bond Assam Estates Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Brooke Bond Group Limited°	NV 0 PLC 100	GBP0.25 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Brooke Bond South India Estates Limited°	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		NV 0 PLC 100	GBP1.00 Redeemable
Preference
	England and	CPC (UK) Pension Trust Limited	NV 0 PLC 100	Limited by Guarantee	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Dermalogica (UK) Limited	NV 0 PLC 100	GBP1.00 Ordinary	The Manser Building, Thorncroft Manor , Thorncroft Drive,
	Wales				Dorking, KT22 8JB
	England and	Intuiskin Limited	NV 100 PLC 0	GBP1.00 Ordinary	16 Great Queen Street, Covent Garden, London, WC2B 5AH
Wales
	England and	Margarine Union (1930) Limited°	NV 0 PLC 100	GBP0.01 Estate	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		NV 0 PLC 100	GBP1.00 Ordinary
			NV 0 PLC 100	GBP1.00 Viscountcy
	England and	MBUK Trading Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Mixhold Investments Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Murad Europe Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Ren Limited	NV 0 PLC 100	GBP1.00 Ordinary	64 New Cavendish Street, London, W1G 8TB
Wales
	England and	Ren Skincare Limited	NV 0 PLC 100	GBP1.00 Ordinary	The Edison, 223 – 231 Old Marylebone Road, London, NW1 5QT
Wales
	England and	T2 Tea (UK) Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	TIGI Holdings Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	TIGI International Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, Springfield Drive, Leatherhead, KT22 7GR
Wales
	England and	TIGI Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Toni & Guy Products Limited°	NV 0 PLC 100	GBP0.001 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	UAC International Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	UML Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Unidis Forty Nine Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Unilever Australia Investments Limited	NV 0 PLC 100	AUD10.00 Ordinary-A	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		NV 0 PLC 100	GBP1.00 Ordinary
	England and	Unilever Australia Partnership Limited	NV 0 PLC 100	AUD10.00 Ordinary-A	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		NV 0 PLC 100	GBP1.00 Ordinary
	England and	Unilever Australia Services Limited	NV 0 PLC 100	AUD10.00 Ordinary-A	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		NV 0 PLC 100	GBP1.00 Ordinary
	England and	Unilever BCS Limited	NV 55.40 PLC 44.60	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Unilever BCS UK Limited°	NV 55.40 PLC 44.60	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		NV 0 PLC 100	GBP1.00 Redeemable
Golden Share
	England and	Unilever BCS UK Services Limited°	NV 55.40 PLC 44.60	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		NV 0 PLC 100	GBP1.00 Redeemable
Golden Share
	England and	Unilever Company for Industrial Development	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales	Limited
	England and	Unilever Company for Regional Marketing and	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales	Research Limited
	England and	Unilever Corporate Ventures Limited°	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Unilever Employee Benefit Trustees Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Unilever General Partner (Colworth Park)	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales	Limited
	England and	Unilever Innovations Limited	NV 0 PLC 100	GBP1.00 Deferred	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
	Wales		NV 0 PLC 100	GBP0.10 Ordinary
	England and	Unilever Overseas Holdings Limited°	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
Wales
	England and	Unilever Pension Trust Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, Springfield Drive, Leatherhead, KT22 7GR
Wales

138 Financial statements	Unilever Annual Report and Accounts 2015

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	England and	Unilever Superannuation Trustees Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London,
	Wales				EC4Y 0DY
	England and	Unilever U.K. Central Resources Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London,
	Wales				EC4Y 0DY
	England and	Unilever U.K. Holdings Limited°	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London,
	Wales				EC4Y 0DY
	England and	Unilever UK & CN Holdings Limited	NV 0 PLC 100	GBP10.00 Class A	Unilever House, 100 Victoria Embankment, London,
	Wales			Redeemable Preference	EC4Y 0DY
			NV 0 PLC 100	GBP10.00 Class B
Redeemable Preference
			NV 0 PLC 100	GBP1.00 Ordinary-A
			NV 0 PLC 100	GBP1.00 Ordinary-B
	England and	Unilever UK Group Limited	NV 49.86 PLC 50.14	GBP1.00 Ordinary-A	Unilever House, 100 Victoria Embankment, London,
	Wales		NV 1.67 PLC 98.33	GBP1.00 Ordinary-B	EC4Y 0DY
			NV 5.61 PLC 94.39	GBP1.00 Ordinary-C
	England and	Unilever UK Limited	NV 5.61 PLC 94.39	GBP1.00 Ordinary	Unilever House, Springfield Drive, Leatherhead, KT22 7GR
Wales
	England and	Unilever UK Pension Fund Trustees Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, Springfield Drive, Leatherhead, KT22 7GR
Wales
	England and	Unilever US Investments Limited°	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London,
	Wales				EC4Y 0DY
	England and	Unilever Ventures General Partner Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London,
	Wales				EC4Y 0DY
	England and	Unilever Ventures III Limited Partnership	NV 0 PLC 100	Partnership Interest	1st Floor, 16 Charles II Street, London, SW1Y 4QU
Wales
	England and	Unilever Ventures Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London,
	Wales				EC4Y 0DY
	England and	United Holdings Limited°	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, 100 Victoria Embankment, London,
	Wales		NV 99.67 PLC 0.33	GBP500.00 Preferred	EC4Y 0DY
	England and	USF Nominees Limited	NV 0 PLC 100	GBP1.00 Ordinary	Unilever House, Springfield Drive, Leatherhead, KT22 7GR
Wales
	Estonia	Unilever Eesti AS	NV 100 PLC 0	EUR6.30 Ordinary	Kalmistu tee 28a, Tallinna linn, Harju maakond, 11216
	Ethiopia	Unilever Manufacturing PLC	NV 0 PLC 100	ETB1,000.00 Ordinary	Bole Sub city, Kebele 03/05, Lidiya Building, Addis Ababa
	Finland	Unilever Finland Oy	NV 100 PLC 0	EUR16.82 Ordinary	Post Box 254, 00101 Helsinki
	Finland	Unilever Ingman Production Oy	NV 100 PLC 0	EUR1.00 Ordinary	Post Box 254, 00101 Helsinki
	Finland	Unilever Spreads Finland Oy	NV 55.40 PLC 44.60	EUR1,250.00 Ordinary	Roineentie 10, 00510 Helsinki
80.15	Finland	Froosh OY	NV 0 PLC 80.15	EUR25.00 Ordinary	Energiataku 3, 00180 Helsinki
99.99	France	Alsa France S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Ruiel-Malmaison
99.99	France	Amora Maille Societe Industrielle S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	ZI de la Norge – Chevigny Saint-Sauveur, 21800 Quetigny
99.99	France	Bestfoods France Industries S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Ruiel-Malmaison
99.99	France	Cogesal-Miko S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Ruiel-Malmaison
99.99	France	Fralib Sourcing Unit S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Ruiel-Malmaison
	France	Grom France S.a.r.l	NV 100 PLC 0	EUR10,000.00 Ordinary	81 Rue De Seine, 75006 Paris
	France	Intuiskin S.A.S.	NV 100 PLC 0	EUR1.00 Ordinary	20, rue des Deux Gares, 92500, Ruiel-Malmaison
99.99	France	Relais D’or-Miko S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Ruiel-Malmaison
99.99	France	Saphir S.A.S.	NV 64.54 PLC 35.45	EUR1.00 Ordinary	20, rue des Deux Gares, 92500, Ruiel-Malmaison
99.99	France	Sfejer S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Ruiel-Malmaison
99.99	France	Tigi Services France S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Ruiel-Malmaison
	France	Unilever BCS France S.A.S.	NV 55.40 PLC 44.60	No Par Value Ordinary	20, rue des Deux Gares, 92500, Ruiel-Malmaison
99.99	France	Unilever France S.A.S.	NV 64.54 PLC 35.45	No Par Value Ordinary	20, rue des Deux Gares, 92500, Ruiel-Malmaison
99.99	France	Unilever France Holdings S.A.S.	NV 64.54 PLC 35.45	EUR1.00 Ordinary	20, rue des Deux Gares, 92500, Ruiel-Malmaison
99.99	France	Unilever France HPC Industries S.A.S.	NV 64.54 PLC 35.45	EUR1.00 Ordinary	20, rue des Deux Gares, 92500, Ruiel-Malmaison
	Germany	Dermalogica GmbH	NV 100 PLC 0	EUR25,000.00 Ordinary	Gerresheimer Landstraße 71, 40627 Düsseldorf
99.99	Germany	DU Gesellschaft für	NV 64.54 PLC 35.45	DEM50,000.00 Ordinary	Am Strandkai 1, 20457 Hamburg
Arbeitnehmerüberlassung mbH
99.99	Germany	Maizena Grundstücksverwaltung GmbH &	NV 63.60 PLC 36.39	Partnership Interest	Schultetusstraße 37, 17153 Stavenhagen
Co. OHG
99.99	Germany	Pfanni GmbH & Co. OHG	NV 64.54 PLC 35.45	Partnership Interest	Schultetusstraße 37, 17153 Stavenhagen
	Germany	Rizofoor GmbH	NV 96.45 PLC 3.55	EUR15,350.00 Ordinary	Schultetusstraße 37, 17153 Stavenhagen
			NV 100 PLC 0	EUR138,150.00 Ordinary
	Germany	Schafft GmbH	NV 64.55 PLC 35.45	EUR63,920.00 Ordinary	Schultetusstraße 37, 17153 Stavenhagen
			NV 64.55 PLC 35.45	EUR100,000.00 Ordinary
	Germany	TIGI Eurologistic GmbH	NV 0 PLC 100	EUR100.00 Ordinary	Hertzstraße 6, 71083 Herrenberg-Gülstein
			NV 0 PLC 100	EUR24.900.00 Ordinary
	Germany	TIGI Haircare GmbH	NV 0 PLC 100	EUR25,600.00 Ordinary	Hertzstraße 6, 71083 Herrenberg-Gülstein
	Germany	UBG Vermietungs GmbH	NV 64.55 PLC 35.45	EUR136,377,489.00 Ordinary	Schultetusstraße 37, 17153 Stavenhagen
			NV 96.45 PLC 3.55	EUR8,090,190.00 Ordinary
	Germany	Unilever BCS Deutschland GmbH	NV 64.55 PLC 35.45	EUR25,000.00 Ordinary	Am Strandkai 1, 20457 Hamburg
	Germany	Unilever BCS Deutschland Immobilien	NV 66.22 PLC 33.78	Partnership Interest	Am Strandkai 1, 20457 Hamburg
Leasing GmbH & Co. OHG
	Germany	Unilever BCS IP Deutschland GmbH & Co.	NV 64.45 PLC 35.55	Partnership Interest	Am Strandkai 1, 20457 Hamburg
OHG
	Germany	Unilever BCS Sourcing Deutschland GmbH &	NV 64.45 PLC 35.55	Partnership Interest	Am Strandkai 1, 20457 Hamburg
Co. OHG
	Germany	Unilever BCS Verwaltungs GmbH	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Am Strandkai 1, 20457 Hamburg
	Germany	Unilever Deutschland GmbH	NV 64.55 PLC 35.45	EUR90,000,000.00 Ordinary	Am Strandkai 1, 20457 Hamburg
			NV 64.55 PLC 35.45	EUR2,000,000.00 Ordinary
			NV 64.55 PLC 35.45	EUR1,000,000.00 Ordinary

Unilever Annual Report and Accounts 2015	Financial statements 139

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	Germany	Unilever Deutschland Holding GmbH	NV 64.55 PLC 35.45	EUR39,000.00 Ordinary	Am Strandkai 1, 20457 Hamburg
			NV 64.55 PLC 35.45	EUR18,000.00 Ordinary
			NV 64.55 PLC 35.45	EUR14,300.00 Ordinary
			NV 64.55 PLC 35.45	EUR5.200.00 Ordinary
			NV 64.55 PLC 35.45	EUR6,500.00 Ordinary
	Germany	Unilever Deutschland Immobilien Leasing	NV 66.33 PLC 33.67	Partnership Interest	Schultetusstraße 37, 17153 Stavenhagen
GmbH & Co. OHG
	Germany	Unilever Deutschland IPR GmbH & Co. OHG	NV 64.55 PLC 35.45	Partnership Interest	Schultetusstraße 37, 17153 Stavenhagen
	Germany	Unilever Deutschland Produktions GmbH &	NV 64.55 PLC 35.45	Partnership Interest	Am Strandkai 1, 20457 Hamburg
Co. OHG
	Germany	Unilever Deutschland Produktions	NV 64.55 PLC 35.45	EUR179,000.00 Ordinary	Am Strandkai 1, 20457 Hamburg
Verwaltungs GmbH
	Germany	Unilever Deutschland Supply Chain Services	NV 64.55 PLC 35.45	EUR51,150.00 Ordinary	Am Strandkai 1, 20457 Hamburg
GmbH
	Ghana	Millers Swanzy (Ghana) Limited	NV 0 PLC 100	GHC1.00 Ordinary	Swanmill, Kwame Nkrumah Avenue, Accra
66.56	Ghana	Unilever Ghana Investments Limited	NV 0 PLC 66.56	GHC10.00 Ordinary	Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema
66.56	Ghana	Unilever Ghana Limited	NV 0 PLC 66.56	GHC0.0192 Ordinary	Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema
	Greece	Elais Unilever Hellas SA	NV 100 PLC 0	EUR10.00 Ordinary	Kymis ave & 10, Seneka str. GR-145 64 Kifissia
	Greece	Elanthi SA	NV 100 PLC 0	EUR10.00 Ordinary	Kymis ave & 10, Seneka str. GR-145 64 Kifissia
	Greece	Unilever Knorr SA	NV 100 PLC 0	EUR10.00 Ordinary	Kymis ave & 10, Seneka str. GR-145 64 Kifissia
	Greece	UL BCS Logistics Consulting SA	NV 100 PLC 0	EUR10.00 Ordinary	Kymis ave & 10, Seneka str. GR-145 64 Kifissia
	Greece	Lipoma Management Consulting SA	NV 100 PLC 0	EUR10.00 Ordinary	Kymis ave & 10, Seneka str. GR-145 64 Kifissia
	Greece	Unilever Logistics SA	NV 100 PLC 0	EUR10.00 Ordinary	Kymis ave & 10, Seneka str. GR-145 64 Kifissia
	Guatemala	Unilever de Centroamerica S.A. Guatemala	NV 100 PLC 0	GTQ60.00 Ordinary	Diagonal 6. 10-50 zona 10, Ciudad de Guatemala. Nivel 17 Torre
Norte Ed. Interamericas World Financial Center
	Guatemala	Unilever Guatemala SCC S.A.	NV 100 PLC 0	GTQ100.00 Ordinary	24 Avenida 35-87 Calzada Atanacio Tzul, Zona 12
	Honduras	Unilever de Centroamerica, S.A.	NV 100 PLC 0	HNL100.00 Ordinary	Anillo Periférico 600 metros después de la colonia, Residencial
Las Uvas contigua acceso de colonia residencial, Tegucigalpa
	Honduras	Alberto-Culver Centroamericana S.A. de C.V.	NV 55.40 PLC 44.60	HNL10.00 Ordinary	Anillo Periférico 600 metros después de la colonia, Residencial
Las Uvas contigua acceso de colonia residencial, Tegucigalpa
	Hong Kong	Kate Somerville Skincare, Hong Kong Limited	NV 64.55 PLC 35.45	HKD1.00 Ordinary	Room 1505, Wheelock House, 20 Pedder Street, Central
	Hong Kong	Unilever Hong Kong Limited	NV 64.55 PLC 35.45	HKD0.10 Ordinary	6 Dai Fu Street, Tai Po Industrial Estate, N.T.
	Hungary	Multifrozen Kereskedelmi Kft	NV 0 PLC 100	HUF1.00 Ordinary	1138-Budapest, Váci u. 182
	Hungary	Unilever BCS Hungary Kft	NV 55.40 PLC 44.60	HUF1.00 Ordinary	1138-Budapest, Váci u. 182
	Hungary	Unilever Magyarország Kft	NV 0 PLC 100	HUF1.00 Ordinary	1138-Budapest, Váci u. 182
67.21	India	Bhavishya Alliance Child Nutrition Initiatives	NV 0 PLC 67.21	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E),
Mumbai 400 099
67.21	India	Daverashola Estates Private Limited	NV 0 PLC 67.21	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E),
Mumbai 400 099
67.21	India	Hindlever Trust Limited	NV 0 PLC 67.21	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E),
Mumbai 400 099
67.21	India	Hindustan Unilever Limited°	NV 0 PLC 67.21	INR1.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E),
Mumbai 400 099
22.18	India	Hi-Tech Surfactants Private Limited	NV 0 PLC 22.18	INR20.00 Ordinary	488, Bartan Market, Sadar Bazaar, New Delhi 110 006
67.21	India	Jamnagar Properties Private Limited	NV 0 PLC 67.21	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E),
Mumbai 400 099
67.21	India	Lakme Lever Private Limited	NV 0 PLC 67.21	INR10.00 Ordinary	1st Floor, Shreeniwas House, H. Somani Marg, (behind Bombay
Gymkhana) Fort, Mumbai 40001
67.21	India	Levers Associated Trust Limited	NV 0 PLC 67.21	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E),
Mumbai 400 099
67.21	India	Levindra Trust Limited	NV 0 PLC 67.21	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E),
Mumbai 400 099
67.21	India	Pond’s Exports Limited	NV 0 PLC 67.21	INR1.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E),
Mumbai 400 099
67.21	India	Unilever India Exports Limited	NV 0 PLC 67.21	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E),
Mumbai 400 099
	India	Unilever Industries Private Limited°	NV 0 PLC 100	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E),
Mumbai 400 099
	India	Unilever Ventures India Advisory Private	NV 0 PLC 100	INR1.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E),
		Limited			Mumbai 400 099
84.99	Indonesia	PT Unilever Indonesia Tbk	NV 54.86 PLC 30.13	IDR10.00 Ordinary	Graha Unilever, Jl. Jend. Gatot Subroto Kav 15, Jakarta 12930
99.26	Indonesia	PT Unilever Enterprises Indonesia	NV 64.07 PLC 35.19	IDR1,000.00 Ordinary	Graha Unilever, Jl. Jend. Gatot Subroto Kav 15, Jakarta 12930
	Indonesia	PT Unilever Oleochemical Indonesia	NV 100 PLC 0	IDR1,000,000.00 Ordinary	Graha Unilever, Jl. Jend. Gatot Subroto Kav 15, Jakarta 12930
99.35	Iran	Unilever Iran (Private Joint Stock Company)	NV 99.35 PLC 0	IRR1,000,000.00 Ordinary	137 Shiraz Building, Corner of the 21st Street,
Khaled Eslamboli Ave, Tehran
	Ireland	Lipton Soft Drinks (Ireland) Limited	PLC 100 NV 0	EUR1.26 Ordinary	20 Riverwalk, National Digital Park, Citywest Business Campus
Dublin 24
	Ireland	Unilever BCS Ireland Limited	NV 55.40 PLC 44.60	EUR1.00 Ordinary	20 Riverwalk, National Digital Park, Citywest Business Campus
Dublin 24
	Ireland	Unilever Ireland (Holdings) Limited	NV 0 PLC 100	EUR1.26 Ordinary	20 Riverwalk, National Digital Park, Citywest Business Campus
Dublin 24

140 Financial statements	Unilever Annual Report and Accounts 2015

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	Ireland	Unilever Ireland Limited	NV 0 PLC 100	EUR1.26 Ordinary	20 Riverwalk, National Digital Park, Citywest Business Campus
Dublin 24
	Ireland	Unilever Superannuation (Ireland) Trust	PLC 100 NV 0	EUR1.26 Ordinary	20 Riverwalk, National Digital Park, Citywest Business Campus
		Limited			Dublin 24
	Israel	Beigel & Beigel Mazon (1985) Limited	NV 12.8 PLC 87.2	ILS1.00 Ordinary	3 Gilboa St. Airport City, Ben Gurion Airport
	Israel	Bestfoods TAMI Holdings Limited	NV 25.11 PLC 74.89	ILS0.001 Ordinary	52 Julius Simon Street, Haifa
	Israel	Glidat Strauss Limited	NV 0 PLC 100	ILS1.00 Management	Haharoshet 1, PO Box 2288, Akko, 24122
			NV 0 PLC 100	ILS1.00 Ordinary
			NV 0 PLC 0	ILS1.00 Dormant†
	Israel	Israel Vegetable Oil Company Limited	NV 25.11 PLC 74.89	ILS0.0001 Ordinary	52 Julius Simon Street, Haifa
	Israel	Lever Distribution of Personal Care and	NV 0 PLC 100	ILS0.0001 Ordinary	52 Julius Simon Street, Haifa
Cleaning Products Limited
	Israel	Unilever Israel Foods Limited	NV 25.10 PLC 74.90	ILS0.10 Class A	52 Julius Simon Street, Haifa
			NV 25.10 PLC 74.90	ILS0.10 Class B
			NV 25.10 PLC 74.90	ILS0.10 Class C
			NV 25.10 PLC 74.90	ILS0.0002 Special
	Israel	Unilever Israel Home and Personal Care	NV 0 PLC 100	ILS1.00 Ordinary	52 Julius Simon Street, Haifa
Limited
	Israel	Unilever Israel Marketing Limited	NV 25.11 PLC 74.89	ILS0.0001 Ordinary	52 Julius Simon Street, Haifa
	Israel	Unilever Shefa Israel Limited	NV 25.11 PLC 74.89	ILS1.00 Ordinary	52 Julius Simon Street, Haifa
	Italy	Gromart S.R.L.	NV 100 PLC 0	EUR1,815,800.00 Ordinary	Piazza Paleocapa 1/D 10100 Torino
51	Italy	G.L.L. S.R.L.	NV 100 PLC 0	EUR40,000.00 Common	Via Crea 10, Grugliasco
	Italy	Grom-PD S.R.L.	NV 100 PLC 0	EUR40,000.00 Common	Via Roma 101, Padova
	Italy	Intuiskin S.R.L.	NV 100 PLC 0	EUR10,000.00 Ordinary	Via Tortona 25, cap 20144 – Milano
	Italy	Unilever BCS Italia S.R.L.	NV 55.40 PLC 44.60	EUR10,000.00 Ordinary	Via Paolo di Dono 3/A 00142 Roma
	Italy	Unilever Italia Administrative Services S.R.L.	NV 100 PLC 0	EUR70,000.00 Ordinary	Piazzale Biancamano n.8, 20121, Milano
	Italy	Unilever Italia Logistics S.R.L.	NV 100 PLC 0	EUR600,000.00 Ordinary	Via Paolo di Dono 3/A 00142 Roma
	Italy	Unilever Italia Manufacturing S.R.L.	NV 100 PLC 0	EUR10,000,000.00 Ordinary	Via Paolo di Dono 3/A 00142 Roma
	Italy	Unilever Italia Mkt Operations S.R.L.	NV 100 PLC 0	EUR25,000,000.00 Ordinary	Via Paolo di Dono 3/A 00142 Roma
	Italy	Unilever Italy Holdings S.R.L	NV 100 PLC 0	EUR200,000,000.00 Ordinary	Via Paolo di Dono 3/A 00142 Roma
	Japan	Unilever Japan Beverage K.K.	NV 100 PLC 0	JPY50,000.00 Ordinary	2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
	Japan	Unilever Japan Customer Marketing K.K.	NV 100 PLC 0	JPY50,000.00 Ordinary	2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
	Japan	Unilever Japan Holdings K.K.	NV 100 PLC 0	JPY50,000.00 Ordinary	2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
	Japan	Unilever Japan K.K.	NV 100 PLC 0	JPY50,000.00 Ordinary	2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
80.15	Japan	Froosh K.K.	NV 0 PLC 80.15	JPY50,000.00 Ordinary	1–10–3–901 Roppongi, Minatu–ku, Tokyo 106–0032
	Japan	Unilever Japan Service K.K.	NV 100 PLC 0	JPY50,000.00 Ordinary	2-1-1, Kamimeguro, Meguro-ku, Tokyo 153-8578
	Jersey	Unilever Chile Investments Limited	NV 64.55 PLC 35.45	GBP1.00 Ordinary	13 Castle Street, St Helier, Jersey , JE4 5UT
96.02	Kenya	Brooke Bond Mombasa Limited	NV 0 PLC 96.02	KES1.00 Ordinary	Head Office, Kericho-Nakuru Road, P.O. BOX 20, 20200, Kericho
96.02	Kenya	Mabroukie Tea & Coffee Estates Limited	NV 0 PLC 96.02	KES1.00 Ordinary	Head Office, Kericho-Nakuru Road, P.O. BOX 20, 20200, Kericho
51.08	Kenya	The Limuru Tea Company Limited	NV 0 PLC 51.08	KES20.00 Ordinary	Head Office, Kericho-Nakuru Road, P.O. BOX 20, 20200, Kericho
	Kenya	Unilever Kenya Limited°	NV 0 PLC 100	KES20.00 Ordinary	Commercial Street, Industrial Area, P.O. BOX 30062-00100,
Nairobi
98.54	Kenya	Unilever Tea Kenya Limited	NV 0 PLC 98.54	KES1.00 Ordinary	Head Office, Kericho-Nakuru Road, P.O. BOX 20, 20200, Kericho
	Korea	Unilever Korea Chusik Hoesa	NV 100 PLC 0	KRW10,000.00 Ordinary	443 Taeheran-ro, Samsung-dong, Kangnam-gu, Seoul
			NV 100 PLC 0	KRW10,000.00 Preference
	Laos	Unilever Services (Lao) Sole Co Limited	NV 100 PLC 0	LAK80,0000.00 Ordinary	Viengvang Tower, 4th Floor, Room no. 402A, Boulichan Road,
Dongpalan Thong Village, Sisattanak District, Vientiane Capital
	Latvia	Unilever Baltic LLC	NV 100 PLC 0	EUR1.00 Ordinary	Kronvalda bulvāris 3-10, Rīga, LV-1010
	Lebanon	Unilever Levant s.a.r.l.	NV 100 PLC 0	LBP1,000,000.00 Ordinary	Sin El Fil, Zakher Building, Floor 4, Beirut
	Lithuania	UAB Unilever Lietuva distribucija	NV 100 PLC 0	EUR3,620.25 Ordinary	Skuodo st. 28, Mazeikiai, LT-89100
	Lithuania	UAB Unilever Lietuva ledu gamyba	NV 100 PLC 0	EUR3,620.25 Ordinary	Skuodo st. 28, Mazeikiai, LT-89100
	Malawi	Unilever South East Africa (Private) Limited	NV 0 PLC 100	MWK2.00 Ordinary	Corner of Tsiranana Road and Citrona Avenue, P.O. Box 5151
Limbe
70	Malaysia	Unilever (Malaysia) Holdings Sdn. Bhd.	NV 0 PLC 70	RM1.00 Ordinary	Level 34, Menara TM, Jalan Pantai Baru, 59200 Kuala Lumpur
70	Malaysia	Unilever (Malaysia) Services Sdn. Bhd.	NV 0 PLC 70	RM1.00 Ordinary	Level 34, Menara TM, Jalan Pantai Baru, 59200 Kuala Lumpur
	Malaysia	Unilever Foods (Malaysia) Sdn. Bhd.	NV 0 PLC 100	RM75.00 Ordinary	Level 34, Menara TM, Jalan Pantai Baru, 59200 Kuala Lumpur
	Malaysia	Unilever Malaysia Aviance Sdn. Bhd.	NV 0 PLC 100	RM1.00 Ordinary	Level 34, Menara TM, Jalan Pantai Baru, 59200 Kuala Lumpur
	Mexico	Unilever de Mexico S.de R.L. de C.V.	NV 64.55 PLC 35.45	Partnership Interest	Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900
Tultitlán, Estado de México
	Mexico	Unilever Holding Mexico S.de R.L. de C.V.	NV 64.55 PLC 35.45	Partnership Interest	Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900
Tultitlán, Estado de México
	Mexico	Unilever Manufacturera S.de R.L. de C.V.	NV 64.55 PLC 35.45	Partnership Interest	Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900
Tultitlán, Estado de México
	Mexico	Servicios Professionales Unilever S.de R.L. de	NV 64.55 PLC 35.45	Partnership Interest	Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900
		C.V.			Tultitlán, Estado de México
	Mexico	Unilever Mexicana S.de R.L. de C.V.	NV 64.55 PLC 35.45	Partnership Interest	Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900
Tultitlán, Estado de México
	Mexico	Unilever Real Estate Mexico S.de R.L. de C.V.	NV 64.55 PLC 35.45	Partnership Interest	Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900
Tultitlán, Estado de México
	Mexico	Unilever Servicios de Promotoria, S.de R.L. de	NV 64.55 PLC 35.45	Partnership Interest	Av. Tepalcapa No.2, Col. Rancho Santo Domingo, C.P. 54900
		C.V.			Tultitlán, Estado de México
99.98	Morocco	Unilever Maghreb S.A.	NV 99.98 PLC 0	MAD100.00 Ordinary	Km 10, Route Cotiere, Ain Sebaa, Casablanca
	Mozambique	Unilever Mocambique Limitada	NV 100 PLC 0	USD0.01 Ordinary	Avenida Samora Machel, Nr. 666, Plot 526A, Matola,
	Myanmar	Unilever (Myanmar) Limited	NV 100 PLC 0	MMK8,200.00 Ordinary	40,41,47, Mintheidie Kyaw Swar Street, Shwe Pyi Thar
Industrial Zone (2), Yangon

Unilever Annual Report and Accounts 2015	Financial statements 141

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	Myanmar	Unilever (Myanmar) Services Limited	NV 100 PLC 0	USD10.00 Ordinary	150, Kabar Aye Pagoda Road, Bahn Township, Yangon
53.79	Nepal	Unilever Nepal Limited	NV 0 PLC 53.79	NPR100.00 Ordinary	Basamadi V.D.C. – 5, P.O. Box-11, Hetauda, Dist. Makwanpur
	Netherlands	Alberto-Culver Netherlands B.V.*	NV 55.40 PLC 44.60	EUR1.00 Ordinary-A	Weena 455, 3013 AL Rotterdam
			NV 55.40 PLC 44.60	EUR1.00 Ordinary-B
	Netherlands	Argentina Investments B.V.*	NV 64.55 PLC 35.45	EUR454.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Ben en Jerry’s Hellendoorn B.V.*	NV 100 PLC 0	EUR453.78 Ordinary	Reggeweg 15, 7447 AN Hellendoorn
	Netherlands	BFO Holdings B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	BFO TWO B.V.*	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	BrazH1 B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	BrazH2 B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Brazinvest B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Brazinvestee B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Chico-invest B.V.*	NV 64.55 PLC 35.45	EUR455.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Doma B.V.*	NV 100 PLC 0	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Handelmaatschappij Noorda B.V.°*	NV 100 PLC 0	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Immobilia Transhome B.V.*	NV 100 PLC 0	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Itaho B.V.*	NV 100 PLC 0	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Lever Faberge Europe-Sourcing Unit	NV 100 PLC 0	NLG1,000.00 Ordinary	Deltaweg 150, 3133 KM Vlaardingen
Vlaardingen B.V.*
	Netherlands	Lipoma B.V.°*	NV 100 PLC 0	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Marga B.V.°*	NV 100 PLC 0	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Mavibel (Maatschappij voor Internationale	NV 100 PLC 0	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
Beleggingen) B.V.°*
	Netherlands	Mexinvest B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Mixhold B.V.*	NV 100 PLC 0	EUR1.00 Ordinary-A	Weena 455, 3013 AL Rotterdam
			NV 0 PLC 100	EUR1.00 Ordinary-B
			NV 55.40 PLC 44.60	EUR1.00 Preference C
			NV 55.40 PLC 44.60	EUR1.00 Preference D
			NV 55.40 PLC 44.60	EUR1.00 Preference E
			NV 55.40 PLC 44.60	EUR1.00 Preference F
			NV 55.40 PLC 44.60	EUR1.00 Preference G
			NV 55.40 PLC 44.60	EUR1.00 Preference H
	Netherlands	Naamlooze Vennootschap Elma°*	NV 100 PLC 0	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
			NV 0.25 PLC 99.75	NLG1,000.00 5% Cumulative Preference
	Netherlands	New Asia B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Nommexar B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Ortiz Finance B.V.*	NV 64.55 PLC 35.45	NLG100.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Pabulum B.V.*	NV 100 PLC 0	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Rizofoor B.V.*	NV 0 PLC 100	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Rolf von den Baumen’s Vetsmelterij B.V.*	NV 100 PLC 0	EUR454.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Rolon B.V.*	NV 64.55 PLC 35.45	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Saponia B.V.°*	NV 100 PLC 0	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	ThaiB1 B.V.*	NV 64.55 PLC 35.45	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	ThaiB2 B.V.	NV 64.55 PLC 35.45	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Administration Centre B.V.*	NV 100 PLC 0	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Alser B.V.*	NV 100 PLC 0	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever BCS Europe B.V.*	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever BCS Nederland B.V.*	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Nassaukade 5, 3071 JL Rotterdam
	Netherlands	Unilever BCS NL Holdings One B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever BCS NL Holdings Two B.V.*	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever BCS Research and Development B.V.*	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Olivier van Noortlaan 120, 3133 AT Vlaardingen
	Netherlands	Unilever BCS Sourcing Nederland B.V.*	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Nassaukade 3, 3071 JL Rotterdam
	Netherlands	Unilever Berran B.V.*	NV 100 PLC 0	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Canada Investments B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Caribbean Holdings B.V.*	NV 100 PLC 0	EUR1,800.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Employee Benefits Management B.V.*	NV 0 PLC 100	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Employment Services B.V.*	NV 100 PLC 0	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Europe Business Center B.V.*	NV 100 PLC 0	EUR454.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Finance International B.V.°*	NV 100 PLC 0	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Foodsolutions B.V.*	NV 100 PLC 0	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Global Services B.V.*	NV 100 PLC 0	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Holdings B.V.*	NV 100 PLC 0	EUR454.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Home & Personal Care Nederland	NV 100 PLC 0	EUR100.00 Ordinary	Weena 455, 3013 AL Rotterdam
B.V.*
	Netherlands	Unilever Indonesia Holding B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Insurances N.V.	NV 100 PLC 0	EUR454.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Nederland B.V.*	NV 100 PLC 0	EUR454.00 Ordinary	Nassaukade 5, 3071 JL Rotterdam

142 Financial statements	Unilever Annual Report and Accounts 2015

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	Netherlands	Unilever Nederland Foods Factories B.V.*	NV 100 PLC 0	EUR46.00 ordinary	Nassaukade 5, 3071 JL Rotterdam
	Netherlands	Unilever Netherlands Retail Operations B.V.*	NV 100 PLC 0	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever NewCo 5 B.V.*	NV 100 PLC 0	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Nederland Holdings B.V.°*	NV 100 PLC 0	EUR454.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Nederland Services B.V.*	NV 100 PLC 0	EUR460.00 Ordinary	Nassaukade 3, 3071 JL Rotterdam
	Netherlands	Unilever Overseas Holdings B.V.*	NV 0 PLC 100	NLG1,000.00 Ordinary	Unilever House , 100 Victoria Embankment, London, EC4Y 0DY
(Registered Seat: Rotterdam)
	Netherlands	Unilever Research and Development	NV 100 PLC 0	EUR460.00 Ordinary	Olivier van Noortlaan 120, 3133 AT Vlaardingen
Vlaardingen B.V.*
	Netherlands	Unilever Turkey Holdings B.V.*	NV 64.55 PLC 35.45	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever US Investments B.V.°*	NV 100 PLC 0	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Unilever Ventures Holdings B.V.	NV 100 PLC 0	EUR453.79 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Univest Company B.V.	NV 100 PLC 0	EUR1.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	UNUS Holding B.V.*	NV 100 PLC 0	EUR0.10 Ordinary-A	Weena 455, 3013 AL Rotterdam
			NV 0 PLC 100	EUR0.10 Ordinary-B
			NV 0 PLC 0	EUR0.10 Ordinary–B
Non-voting†
	Netherlands	Verenigde Zeepfabrieken B.V.*	NV 100 PLC 0	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	Netherlands	Wemado B.V.°*	NV 100 PLC 0	NLG1,000.00 Ordinary	Weena 455, 3013 AL Rotterdam
	New Zealand	T2 NZ Limited	NV 0 PLC 100	NZD1.00 Ordinary	Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
	New Zealand	Unilever New Zealand Limited	NV 0 PLC 100	NZD2.00 Ordinary	Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
	New Zealand	Unilever New Zealand Superannuation	NV 0 PLC 100	NZD1.00 Ordinary	Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
Trustee Limited
	New Zealand	Unilever New Zealand Trading Limited	NV 0 PLC 100	NZD1.00 Ordinary	Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
	New Zealand	Ben & Jerry’s Franchising New Zealand	NV 0 PLC 100	NZD1.00 Ordinary	Level 4, 103 Carlton Gore Rd, Newmarket, Auckland 1023
Limited
	Nicaragua	Unilever de Centroamerica S.A.	NV 100 PLC 0	NIC50.00 Ordinary	Km 11.5, Carretera Vieja a León, 800 Mts Norte, 100 Mts Este,
300 Mts Norte, Managua
54.56	Niger	Unilever Niger S.A.	NV 0 PLC 54.56	XOF10,000.00 Ordinary	BP 10272 Niamey
58.55	Nigeria	Unilever Nigeria Plc	NV 0 PLC 58.55	NGN0.50 Ordinary	1 Billings Way, Oregun, Ikeja, Lagos
51	Nigeria	West Africa Popular Foods Nigeria Limited	NV 0 PLC 51	NGN1.00 Ordinary	1 Billings Way, Oregun, Ikeja, Lagos
	Norway	Unilever Norge AS	NV 100 PLC 0	NOK100.00 Ordinary	Martin Linges vei 25, Postbox 1, 1331 Fornebu
80.15	Norway	Froosh AS	NV 0 PLC 80.15	NOK100.00 Ordinary	Karl Johans Gate 2, Oslo, 0154
	Pakistan	Lever Associated Pakistan Trust (Private)	NV 0 PLC 100	PKR10.00 Ordinary	Avari Plaza, Fatima Jinnah Road, Karachi – 75530
Limited
98.22	Pakistan	Lever Chemicals (Private) Limited	NV 0 PLC 98.22	PKR10.00 Ordinary	Avari Plaza, Fatima Jinnah Road, Karachi – 75530
98.22	Pakistan	Sadiq (Private) Ltd	NV 0 PLC 98.22	PKR10.00 Ordinary	Avari Plaza, Fatima Jinnah Road, Karachi – 75530
	Pakistan	Unilever Birds Eye Foods Pakistan (Private)	NV 0 PLC 100	PKR10.00 Ordinary	Avari Plaza, Fatima Jinnah Road, Karachi – 75530
Limited
75.85	Pakistan	Unilever Pakistan Foods Limited	NV 42.02 PLC 33.83	PKR10.00 Ordinary	Avari Plaza, Fatima Jinnah Road, Karachi – 75530
99.15	Pakistan	Unilever Pakistan Limited	NV 0 PLC 99.15	PKR50.00 Ordinary	Avari Plaza, Fatima Jinnah Road, Karachi – 75530
70.52			NV 0 PLC 70.52	PKR100.00 Preference
	Palestine	Unilever Market Development Company	NV 0 PLC 100	ILS1.00 Ordinary	Ersal St. Awad Center P.O.B 3801 Al-Beireh, Ramallah
	Panama	Unilever Regional Services Panama S.A.	NV 100 PLC 0	USD855.00 Ordinary	Vía Transistmica, Milla 8, Parque Industrial, Local No. 6, Distrito
de San Miguelito, Provincia de Panamá
	Panama	Unilever de Centroamerica, S.A.	NV 100 PLC 0	PAB2,595.00 Ordinary	4544 Río Salado N 316 y Río Montelindo, Villa Elisa
	Paraguay	Unilever de Paraguay S.A.	NV 100 PLC 0	PYG1,000,000.00 Ordinary	4544 Río Salado N 316 y Río Montelindo, Villa Elisa
	Peru	Unilever Andina Perú S.A.	NV 100 PLC 0	PEN1.00 Ordinary	Av. Paseo de la Republica 5895 OF. 401, Miraflores, Lima 18
	Philippines	Metrolab Industries, Inc.	NV 64.55 PLC 35.45	PHP1.00 Common	Linares Road, Gateway Business Park, Gen. Trias, Cavite
			NV 64.55 PLC 35.45	PHP10.00 Preference
	Philippines	Unilever Philippines, Inc.	NV 64.55 PLC 35.45	PHP50.00 Common	1351 United Nations Avenue, Manila
	Philippines	Unilever Philippines Body Care, Inc.	NV 64.55 PLC 35.45	PHP100.00 Common	11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio
Global City, Taguig City
	Philippines	Unilever Philippines Manufacturing, Inc.	NV 64.55 PLC 35.45	PHP1.00 Common	11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio
Global City, Taguig City
50	Philippines	Unilever RFM Ice Cream, Inc.	NV 32.28 PLC 17.72	PHP1.00 Common-B	Manggahan Light Industrial Compound, A. Rodriguez Avenue,
Bo. Manggahan, Pasig City
	Poland	Unilever Polska Sp. z o.o.	NV 0 PLC 100	PLN50.00 Ordinary	Jerozolimskie 134, 02-305, Warszawa
	Poland	Unilever Poland Services Sp. z o.o.	NV 0 PLC 100	PLN50.00 Ordinary	Jerozolimskie 134, 02-305, Warszawa
	Poland	Unilever Polska S.A.	NV 0 PLC 100	PLN10.00 Ordinary	Jerozolimskie 134, 02-305, Warszawa
	Poland	Unilever BCS Polska Sp. z o.o.	NV 55.40 PLC 44.60	PLN50.00 Ordinary	Jerozolimskie 134, 02-305, Warszawa
	Poland	Unilever BCS Polska Holding Sp. z o.o.	NV 0 PLC 100	PLN50.00 Ordinary	Jerozolimskie 134, 02-305, Warszawa
	Puerto Rico	Unilever de Puerto Rico, Inc°	NV 100 PLC 0	USD100.00 Ordinary	Professional Services Park 997, San Roverta St., Suite 7, San Juan
99	Romania	Unilever Romania S.A.	NV 99 PLC 0	ROL0.10 Ordinary	Ploiesti, 291 Republicii Avenue, Prahova County
99	Romania	Unilever Distribution SRL	NV 99 PLC 0	ROL20.00 Ordinary	Ploiesti, 291 Republicii Avenue, Prahova County
	Romania	Unilever BCS SCE SRL	NV 55.40 PLC 44.60	ROL10.00 Ordinary	Ploiesti, 291 Republicii Avenue, Prahova County
99	Romania	Unilever South Central Europe S.A.	NV 99 PLC 0	ROL260.50 Ordinary	Ploiesti, 291 Republicii Avenue, Prahova County
	Russia	Inmarko Trade LLC	NV 9.98 PLC 90.02	Membership Interest	644031, 205, 10 let Oktyabrya, Omsk
98.28	Russia	JLLC Tulskiy Khladokombinat	NV 9.81 PLC 88.47	RUR1.00 Ordinary	300016, 78, Ostrovskogo Street, Tula
	Russia	OOO Unilever Rus	NV 9.98 PLC 90.02	Membership Interest	123022, 13, Sergeya Makeeva Street, Moscow
49	Saudi Arabia	Binzagr Unilever Limited[x]	NV 0 PLC 49	SAR1,000.00 Ordinary	P.O.Box 5694, Jeddah 21432
	Scotland	Unilever Ventures (SLP) General Partner	NV 0 PLC 100	GBP1.00 Ordinary	15 Atholl Crescent, Edinburgh, EH3 8HA
Limited
	Serbia	Unilever Beograd d.o.o.	NV 100 PLC 0	Membership Interest	Belgrade, Serbia, Omladinskih brigada 90b – Novi Beograd

Unilever Annual Report and Accounts 2015	Financial statements 143

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	Singapore	Unilever Asia Private Limited	NV 100 PLC 0	SGD1.00 Ordinary	20 Pasir Panjang Road, #06-22 Mapletree Business City, 17439
	Singapore	Unilever Singapore Pte. Limited	NV 0 PLC 100	SGD1.00 Ordinary	20 Pasir Panjang Road, #06-22 Mapletree Business City, 117439
	Slovakia	Unilever BCS Slovensko, spol. s r.o.	NV 55.40 PLC 44.60	EUR1.00 Ordinary	Karadzicova 10, 821 08 Bratislava
	Slovakia	Unilever Slovensko spol. s r.o.	NV 100 PLC 0	EUR1.00 Ordinary	Karadzicova 10, 821 08 Bratislava
74.25	South Africa	Nollsworth Park Properties (Pty) Limited	NV 11.21 PLC 63.04	ZAR2.00 Ordinary	15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office
Estate, La Lucia, 4051
	South Africa	Unilever Market Development (Pty) Limited	NV 0 PLC 100	ZAR1.00 Ordinary	15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office
Estate, La Lucia, 4051
74.25	South Africa	Unilever South Africa (Pty) Limited	NV 11.21 PLC 63.04	ZAR2.00 Ordinary	15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office
Estate, La Lucia, 4051
74.25	South Africa	Unilever South Africa Holdings (Pty) LimitedΔ	NV 11.21 PLC 63.04	ZAR1.00 Ordinary	15 Nollsworth Crescent, Nollsworth Park, La Lucia Ridge Office
0.02			NV 0.005 PLC 0.015	ZAR1.00 Ordinary-A	Estate, La Lucia, 4051
0.009			NV 0.002 PLC 0.007	ZAR1.00 Ordinary-B
	Spain	Intuiskin S.L.U.	NV 100 PLC 0	EUR1.00 Ordinary	PA / Reding, 43, Izda 1, 29016 Malaga
	Spain	Unilever BCS Spain, S.L.U.	NV 55.40 PLC 44.60	EUR1.00 Ordinary	C/ Tecnología 19, 08840 Viladecans
	Spain	Unilever Espana S.A.	NV 100 PLC 0	EUR48.00 Ordinary	C/ Tecnología 19, 08840 Viladecans
	Spain	Unilever HPC Industrial Espana S.L.U.	NV 100 PLC 0	EUR1.00 Ordinary	C/ Fuente de la Mora, 3-5-7-Edificio A, 3ª planta, 28050 Madrid
	Spain	Unilever Services Espana S.A.	NV 100 PLC 0	EUR60.00 Ordinary	C/ Tecnología 19, 08840 Viladecans
	Spain	Unilever Foods Industrial Espana, S.L.U	NV 100 PLC 0	EUR1.00 Ordinary	C/ Felipe del Río, 14 – 48940 Leioa
	Sri Lanka	Brooke Bond Ceylon Limited	NV 0 PLC 100	LKR100.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Ceytea Limited	NV 0 PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Lever Brothers (Exports and Marketing)	NV 0 PLC 100	LKR2.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
Limited°
	Sri Lanka	Maddema Trading Co. Limited	NV 0 PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Premium Exports Ceylon Limited	NV 0 PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	R.O. Mennell & Co. (Ceylon) Limited	NV 0 PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Tea Estates Ceylon Limited	NV 0 PLC 100	LKR100.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Unilever Ceylon Services Limited	NV 0 PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Unilever Lipton Ceylon Limited	NV 0 PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Unilever Sri Lanka Limited°	NV 0 PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	Webster Automatic Packeting Factory Limited	NV 0 PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sri Lanka	William Gossage & Sons (Ceylon) Limited	NV 0 PLC 100	LKR10.00 Ordinary	258 M Vincent Perera Mawatha, Colombo 14
	Sweden	Alberto Culver AB	NV 55.40 PLC 44.60	SEK100.00 Ordinary	Box 1056, Svetsarevaegen 15, 17122, Solna
	Sweden	Unilever BCS Sourcing Sweden AB	NV 55.40 PLC 44.60	SEK1.00 Ordinary	Box 1056, Svetsarevaegen 15, 17122, Solna
	Sweden	Unilever BCS Sweden AB	NV 55.40 PLC 44.60	SEK1.00 Ordinary	Box 1056, Svetsarevaegen 15, 17122, Solna
	Sweden	Unilever Holding AB	NV 100 PLC 0	SEK100.00 Ordinary	Box 1056, Svetsarevaegen 15, 17122, Solna
	Sweden	Unilever Produktion AB	NV 100 PLC 0	SEK50.00 Ordinary	Box 1056, Svetsarevaegen 15, 17122, Solna
	Sweden	Unilever Sverige AB	NV 100 PLC 0	SEK100.00 Ordinary	Box 1056, Svetsarevaegen 15, 17122, Solna
81.61	Sweden	Froosh ABΔ	NV 0 PLC 81.61	SEK0.10–A	Hammarby Kaj 24, Stockholm, 120 62
24.90			NV 0 PLC 24.90	SEK0.10–B
80.15	Sweden	Froosh Sverige AB	NV 0 PLC 80.15	SEK100.00–A	Hammarby Kaj 24, Stockholm, 120 62
	Switzerland	Intuiskin SARL	NV 100 PLC 0	CHF100.00 Ordinary	Chemin Frank-Thomas 34, 1208 Genève
	Switzerland	Knorr-Nährmittel AG	NV 100 PLC 0	CHF1,000.00 Ordinary	Bahnhofstrasse 19, CH 8240 Thayngen
	Switzerland	Oswald Nahrungsmittel GmbH	NV 100 PLC 0	CHF1,000.00 Ordinary	Hinterbergstr. 30, CH-6312 Steinhausen
	Switzerland	Unilever ASCC AG	NV 100 PLC 0	CHF1,000.00 Ordinary	Spitalstrasse 5, 8200, Schaffhausen
	Switzerland	Unilever BCS Schweiz GmbH	NV 55.40 PLC 44.60	CHF1.00 Ordinary	Bahnhofstrasse 19, CH-8240 , Thayngen
	Switzerland	Unilever Business and Marketing Support AG	NV 100 PLC 0	CHF1,000.00 Ordinary	Spitalstrasse 5, 8200 Schaffhausen
	Switzerland	Unilever Finance International AG	NV 100 PLC 0	CHF1,000.00 Ordinary	Spitalstrasse 5, 8200, Schaffhausen
	Switzerland	Unilever Overseas Holdings AG	NV 0 PLC 100	CHF1,000.00 Ordinary	Spitalstrasse 5, 8200, Schaffhausen
	Switzerland	Unilever Reinsurance AG	NV 100 PLC 0	CHF1,000.00 Ordinary	Baarerstrasse 75, CH-6302 Zug
	Switzerland	Unilever Schaffhausen Service AG	NV 100 PLC 0	CHF1,000.00 Ordinary	Spitalstrasse 5, 8200, Schaffhausen
	Switzerland	Unilever Schweiz GmbH	NV 100 PLC 0	CHF1,000.00 Ordinary	Bahnhofstrasse 19, CH-8240 Thayngen
	Switzerland	Unilever Supply Chain Company AG	NV 100 PLC 0	CHF1,000.00 Ordinary	Spitalstrasse 5, 8201, Schaffhausen
	Switzerland	Unilever Swiss Holdings AG	NV 100 PLC 0	CHF1,000.00 Ordinary	Spitalstrasse 5, 8200, Schaffhausen
99.92	Taiwan	Unilever Taiwan Limited	NV 64.50 PLC 35.42	TWD10.00 Ordinary	3F., No. 550, Sec. 4, Zhongxiao East Rd., Xinyi District, Taipei City
	Tanzania	Distan Limited	NV 0 PLC 100	TZS20.00 Ordinary	Plot NO.4A Pugu Road, Dar Es Salaam
	Tanzania	UAC of Tanzania Limited	NV 0 PLC 100	TZS20.00 Ordinary	Plot No.4A Pugu Road, Dar Es Salaam
	Tanzania	Uniafric Trust Tanzania Limited	NV 0 PLC 100	TZS20.00 Ordinary	Plot No.4A Pugu Road, Dar Es Salaam
	Tanzania	Unilever Tanzania Limited	NV 0 PLC 100	TZS20.00 Ordinary	Plot 4A Nyerere Road, Dar Es Salaam
	Tanzania	Unilever Tea Tanzania Limited	NV 0 PLC 100	TZS20.00 Ordinary	P.O. Box 40, Mufindi
	Thailand	Unilever Thai Holdings Limited	NV 64.55 PLC 35.45	THB100.00 Ordinary	161 Rama 9 Road, Huay Kwang, Bangkok 10310
	Thailand	Unilever Thai Services Limited	NV 64.55 PLC 35.45	THB100.00 Ordinary	161 Rama 9 Road, Huay Kwang, Bangkok 10310
	Thailand	Unilever Thai Trading Limited	NV 64.55 PLC 35.45	THB100.00 Ordinary	161 Rama 9 Road, Huay Kwang, Bangkok 10310
50.01	Trinidad &	Unilever Caribbean Limited	NV 0 PLC 50.01	TTD1.00 Ordinary	Eastern Main Road, Champs Fleurs
Tobago
97.61	Tunisia	Unilever Tunisia S.A.	NV 97.61 PLC 0	TND6.00 Ordinary	Z.I. Voie Z4-2014 Mégrine Erriadh – Tunis

144 Financial statements	Unilever Annual Report and Accounts 2015

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
99.98	Tunisia	Unilever Maghreb Export S.A.	NV 99.98 PLC 0	TND5.00 Ordinary	Voie Z4-2014 Mégrine Erriadh – Tunis
49	Tunisia	UTIC Distribution S.A.[x]	NV 49 PLC 0	TND10.00 Ordinary	Z.I. Voie Z4 , Megrine Riadh, Tunis, 2014
99.96	Turkey	Unilever Gida Sanayi ve Ticaret AŞ°	NV 0.05 PLC 99.91	TRY0.01 Ordinary	Saray Mahallesi Dr. Adnan Büyükdeniz Cad. No.13 34768
Ümraniye –İstanbul
99.98	Turkey	Unilever Sanayi ve Ticaret Türk AŞ°	NV 64.54 PLC 35.44	TRY0.01 Ordinary	Saray Mahallesi Dr. Adnan Büyükdeniz Cad. No.13 34768
Ümraniye –İstanbul
99.99	Turkey	Besan Besin Sanayi ve Ticaret AŞ	NV 64.55 PLC 35.44	TRY0.01 Ordinary	Saray Mahallesi Dr. Adnan Büyükdeniz Cad. No.13 34768
Ümraniye –İstanbul
99.64	Turkey	Dosan Konserve Sanayi ve Ticaret AŞ	NV 64.32 PLC 35.32	TRY0.01 Ordinary	Saray Mahallesi Dr. Adnan Büyükdeniz Cad. No.13 34768
Ümraniye –İstanbul
	Uganda	Unilever Uganda Limited	NV 0 PLC 100	UGX20.00 Ordinary	Plot 10/12 Nyondo Close, Industrial Area, P. O. Box 3515
Kampala
	Ukraine	Pallada Ukraine LLC	NV 100 PLC 0	Membership Interest	04119, 27-T, Dehtyarivska Str., Kyiv
	Ukraine	Unilever Ukraine LLC	NV 100 PLC 0	Membership Interest	04119, 27-T, Dehtyarivska Str., Kyiv
50	United Arab	Severn Gulf FZCO[x]	NV 50 PLC 0	AED1,000,000.00 Ordinary	P.O. Box 17053, Jebel Ali, Dubai
Emirates
49	United Arab	Unilever General Trading LLC[x]	NV 0 PLC 49	AED1,000.00 Ordinary	Parcel ID 598633, German Emarati Business Centre, Dubai
	Emirates				Complex for Investment First, Office BC6, Dubai
	United Arab	Unilever Gulf FZE	NV 0 PLC 100	AED1,000.00 Ordinary	P.O.Box 17055, Jebel Ali, Dubai
Emirates
49	United Arab	Unilever Trading LLC[x]	NV 49 PLC 0	AED1,000.00 Ordinary	P.O.Box 18221 European Business Center Dubai Investments
	Emirates				Park 1
	United States	ACI Brazil Holdings, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	ACUSA Brazil Holdings, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Alberto Share Holdings LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Alberto-Culver Company	NV 55.40 PLC 44.60	No Par Value Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Alberto-Culver International, Inc	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Alberto-Culver (P.R.), Inc	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Alberto-Culver USA, Inc	NV 55.40 PLC 44.60	No Par Value Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Ben & Jerry’s Franchising, Inc	NV 55.40 PLC 44.60	USD1.00 Common	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Ben & Jerry’s Gift Card, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Ben & Jerry’s Homemade, Inc	NV 55.40 PLC 44.60	USD0.01 Common	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Bestfoods International (Holdings) Inc	NV 55.40 PLC 44.60	USD100.00 Common	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Carapina LLC	NV 100 PLC 0	Membership Interest	233 Bleecker Street, New York, 10014
	United States	Chesebrough-Pond’s Manufacturing	NV 55.40 PLC 44.60	No Par Value Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
Company
	United States	Conopco, Inc	NV 55.40 PLC 44.60	USD1.00 Common	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Dermalogica Academy, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Dermalogica, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	DTJJS, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Grom Columbus LLC	NV 100 PLC 0	Membership Interest	233 Bleecker Street, New York, 10014
	United States	Grom Franchising LLC	NV 100 PLC 0	Membership Interest	2711 Centerville Road, Suite 400, Wilmington, Delaware
	United States	Grom Malibu LLC	NV 100 PLC 0	Membership Interest	233 Bleecker Street, New York, 10014
	United States	Grom USA LLC	NV 100 PLC 0	Membership Interest	233 Bleecker Street, New York, 10014
	United States	Hollywood LLC	NV 100 PLC 0	Membership Interest	233 Bleecker Street, New York, 10014
	United States	Intuiskin Inc	NV 100 PLC 0	No Par Value Ordinary	55 East 59th Street, New York, 10022
	United States	International Dermal Institute, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Kate Somerville Holdings, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Kate Somerville Skincare LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Lipton Industries, Inc.	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Murad LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Old Pro International, Inc	NV 55.40 PLC 44.60	USD1,000.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Pantresse, Inc	NV 55.40 PLC 44.60	USD120.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Ren USA Inc	NV 0 PLC 100	No Par Value Common	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Skin Health Experts, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Spatula LLC	NV 100 PLC 0	Membership Interest	233 Bleecker Street, New York, 10014
	United States	St. Ives Laboratories, Inc	NV 55.40 PLC 44.60	USD0.01 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	T2 US LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Talenti Gelato, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Talenti Holdings, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	TIGI Linea Corp	NV 55.40 PLC 44.60	No Par Value Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever AC Canada Holding, Inc	NV 55.40 PLC 44.60	USD10.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever BCS Sourcing US Inc	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever BCS US Inc	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever Bestfoods (Holdings) LLC	NV 25.10 PLC 74.90	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever Capital Corporation	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever Illinois Manufacturing, LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever Manufacturing (US), Inc	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever Trumbull Holdings, Inc	NV 42.54 PLC 57.46	USD1.00 Common	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever Trumbull Research Services, Inc	NV 55.40 PLC 44.60	USD1.00 Ordinary	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
			NV 55.40 PLC 44.60	USD1.00 Cumulative
Redeemable Preference
	United States	Unilever United States Foundation, Inc	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201

Unilever Annual Report and Accounts 2015	Financial statements 145

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

UNILEVER GROUP CONTINUED

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	United States	Unilever United States, Inc	NV 55.40 PLC 44.60	USD0.3333 Common	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	United States	Unilever Ventures Advisory LLC	NV 55.40 PLC 44.60	Membership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
	Uruguay	Unilever del Uruguay S.R.L.	NV 100 PLC 0	UYU1.00 Ordinary	Camino Carrasco 5975, Montevideu
	Uruguay	Unilever Uruguay SCC S.A.	NV 100 PLC 0	UYU1.00 Ordinary	Camino Carrasco 5976, Montevideu
	Uruguay	Lever S.A.	NV 100 PLC 0	UYP0.10 Ordinary	Camino Carrasco 5977, Montevideu
	Uruguay	Arisco Productos Alimenticios Uruguay S.A.	NV 64.55 PLC 35.45	UYP1.00 Ordinary	Camino Carrasco 5978, Montevideu
	Venezuela	Unilever Andina Venezuela S.A.	NV 100 PLC 0	VEB1,000.00 Ordinary	Edificio Torre Corp Banca, Piso 15, entre Avenidas Blandín y
Los Chaguaramos, Urbanización La Castellana, Caracas
	Vietnam	Unilever Vietnam International Company	NV 100 PLC 0	Membership Interest	Lot A2-3, Tay Bac Cu Chi Industry Zone, Tan An Hoi Ward, Cu
		Limited			Chi District, Ho Chi Minh City
	Zambia	Unilever South East Africa Zambia Limited	NV 0 PLC 100	ZMK2.00 Cumulative	Stand No. 7136, Mwembeshi Road, P.O.Box 31953 Lusaka
Redeemable Preference
			NV 0 PLC 100	ZMK2.00 Ordinary
	Zimbabwe	Unilever – Zimbabwe (Pvt) LimitedΔ	NV 0 PLC 100	ZWD2.00 Ordinary	Box 950 Harare

SUBSIDIARY UNDERTAKINGS NOT INCLUDED IN THE CONSOLIDATION
%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in subsidiary undertaking	Registered address
	Ecuador	Visanuasa S.A.	NV 100 PLC 0	USD1.00 Ordinary	Km 25 Vía a Daule, Guayaquil
	Ghana	United Africa Trust Limited	NV 0 PLC 100	GHC10.00 Ordinary	Plot No. Ind/A/3A-4, Heavy Industrial Area, Tema
67.21	India	Hindustan Unilever Foundation	NV 0 PLC 67.21	INR10.00 Ordinary	Unilever House, B. D. Sawant Marg, Chakala, Andheri (E),
Mumbai 400 099
	Jamaica	Unilever Jamaica Limited	NV 0 PLC 100	JMD1.00 Ordinary	White Marl Street, Spanish Town, PO Box 809, Parish Saint
Catherine
	Kenya	Union East African Trust Limited*	NV 0 PLC 100	KES20.00 Ordinary	Commercial Street, P.O. BOX 40592-00100, Nairobi
	Morocco	Societe Commerciale du Rif	NV 0 PLC 100	MAD50.00 Ordinary	Km 10, Route Cotiere, Ain Sebaa, Casablanca
	Morocco	Societe Tangeroise de Parfumerie et	NV 0 PLC 100	MAD50.00 Ordinary	Km 10, Route Cotiere, Ain Sebaa, Casablanca
d’Hygiene S.A.R.L.
	Rwanda	Unilever Tea Rwanda Limited	NV 0 PLC 100	RWF1,000.00 Ordinary	Nyarugenge, Umujyi Wa, Kigali
49	United Arab	Unilever Home & Personal Care Products	PLC 49 NV 0	AED1,000.00 Ordinary	P.O.Box 18221 European Business Center Dubai Investments
	Emirates	Manufacturing LLC[x]			Park 1
	Zimbabwe	Birds Eye Foods (Private) Limited	NV 0 PLC 100	ZWD2.00 Ordinary	Box 950 Harare
	Zimbabwe	Hudson and Knight (Private) Limited	NV 0 PLC 100	ZWD2.00 Ordinary	Box 950 Harare
	Zimbabwe	Van den Berghs and Jurgens (Private) Limited	NV 0 PLC 100	ZWD2.00 Ordinary	Box 950 Harare

ASSOCIATED UNDERTAKINGS
%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in associated undertaking	Registered address
49	Bahrain	Unilever Bahrain Co. W.L.L.	NV 0 PLC 49	BHD50.00 Ordinary	161, Road 328, Block 358, Zinj, Manama
50	Brazil	ITB Ice Tea do Brazil Ltda	NV 32.28 PLC 17.72	BRL1.00 Quotas	Rod. Dom Gabriel Paulino Bueno Couto, km. 66 – Part
40	Canada	A&W Root Beer Beverages Canada Inc.	NV 25.82 PLC 14.18	No Par Value Class B	171 West Esplanade, Suite 300, North Vancouver, British
				Common	Colombia V7M 3K9
49	Cyprus	Unilever PMT LimitedΔ	NV 0 PLC 49	EUR1.71 Ordinary-B	2 Marcou Dracou str., Engomi Industrial Estate, 2409 Nicosia
24.22	England and	Arecor LimitedΔ¯	NV 0 PLC 24.22	GBP0.01 Ordinary	2 Cambridge Science Park, Cambridge, Cambridgeshire, CB4 0FE
41.45	Wales		NV 0 PLC 41.45	GBP0.10 A Ordinary
67.39	England and	Big Sync Music LimitedΔ¯	NV 67.39 PLC 0	GBP0.001 A Ordinary	5th Floor 6 St Andrew Street, London, EC4A 3AE
100	Wales		NV 100 PLC 0	GBP1.00 Preferred Ordinary
97.67	England and	Catexel LimitedΔ¯	NV 0 PLC 97.67	GBP0.01 Ordinary-A	5th Floor 6 St Andrew Street, London, EC4A 3AE
45.25	Wales		NV 0 PLC 45.25	GBP0.01 Ordinary-G
96.65			NV 0 PLC 96.65	GBP0.01 Preference
79.51	England and	Chemsenti LimitedΔ¯	NV 0 PLC 79.51	GBP0.001 A Ordinary	5th Floor 6 St Andrew Street, London, EC4A 3AE
Wales
79.19	England and	Cequus LimitedΔ¯	NV 0 PLC 79.19	GBP0.001 A Ordinary	5th Floor 6 St Andrew Street, London, EC4A 3AE
Wales
50	England and	CDDM Technology LimitedΔ¯	NV 0 PLC 50	GBP0.01 Preferred Ordinary	5th Floor 6 St Andrew Street, London, EC4A 3AE
Wales
46.3	England and	Langholm Capital II L.P	NV 46.3 PLC 0	Partnership Interest	1st Floor Charles House, 5-11 Regent Street, London, SW1Y 4LR
Wales
12.89	England and	P2i LimitedΔ¯	NV 12.89 PLC 0	GBP0.0001 Ordinary	127 North Milton Park, Abingdon, Oxfordshire OX14 4SA
50	Wales		NV 50 PLC 0	GBP1.00 N Ordinary
98.97	England and	Parogle Technologies LimitedΔ¯	NV 0 PLC 98.97	GBP0.001 Ordinary-A	5th Floor 6 St Andrew Street, London, EC4A 3AE
98.96	Wales		NV 0 PLC 98.96	GBP0.001 Preferred Ordinary
74.60	England and	SCA Investments LimitedΔ¯	NV 74.60 PLC 0	GBP0.001 H Ordinary	Unit 3 Morris House, Swainson Road, London, England, W3 7UP
25.19	Wales		NV 25.19 PLC 0	GBP0.001 I Ordinary
22.21	England and	Voltea LimitedΔ¯	NV 0 PLC 22.21	EUR0.10 A Ordinary	Unilever House, 100 Victoria Embankment, London, EC4Y 0DY
58.32	Wales		NV 0 PLC 58.32	EUR0.10 Preferred
25.41			NV 0 PLC 25.41	EUR0.10 A1 Preferred
15.32			NV 0 PLC 15.32	EUR0.10 B Preferred
25.9	England and	Insense Limited¯	NV 0 PLC 25.9	GBP0.001 Ordinary	Colworth Park, Sharnbrook, Bedford, MK44 1LQ
Wales

146 Financial statements	Unilever Annual Report and Accounts 2015

27. GROUP COMPANIES CONTINUED

%	Country of Incorporation	Name of Undertaking	% holding as between NV/PLC	Class of share held in associated undertaking	Registered address
49.99	France	Relais D’or Centrale S.A.S.	NV 32.27 PLC 17.72	No Par Value Ordinary	7 rue Armand Peugeot, 92500 Rueil-Malmaison
50	Germany	Hans Henglein & Sohn GmbH	NV 32.78 PLC 17.22	EUR100,000.00 Ordinary	Beerbachstraße 19, 91183 Abenberg
50	Germany	Henglein & Co. Handels-und Beteiligungs	NV 32 PLC 18	Partnership Interest	Beerbachstraße 19, 91183 Abenberg
GmbH & Co. KG¯
50	Germany	Henglein Geschäftsführungs GmbH¯	NV 32 PLC 18	DEM 50,000.00 Ordinary	Beerbachstraße 19, 91183 Abenberg
50	Germany	Henglein GmbH¯	NV 32 PLC 18	DEM 50,000.00 Ordinary	Bad Bribaer Straße, 06647 Klosterhäseler
50	Germany	Hochreiter Frischteigwaren GmbH	NV 32.78 PLC 17.22	DEM250,000.00 Ordinary	Beerbachstruße 37, 17153 Stavenhagen
50	Germany	Nürnberger Kloßteig NK GmbH & Co. KG¯	NV 32 PLC 18	Partnership Interest	Beerbachstraße 19, 91183 Abenberg
33.61	India	Kimberly Clark Lever Private Limited¯	NV 0 PLC 33.61	INR10.00 Ordinary	GAT No. 934-937, Village Sanaswadi
40	Indonesia	PT Anugrah Mutu Bersama	NV 26.22 PLC 13.78	IDR1,000,000.00 Ordinary	Wisma Bongo, JL, Sulaiman No. 32, Jakarta 11540
51.78	Ireland	Brandtone Holdings LimitedΔ¯	NV 51.78 PLC 0	EUR0.001 A Ordinary	51-54 Pearse Street, Dublin 2
70.38			NV 70.38 PLC 0	EUR0.001 Preferred
Ordinary
21.38			NV 21.38 PLC 0	EUR0.001 Series 2
Preferred Ordinary
19.99			NV 19.99 PLC 0	EUR0.001 Series 3
Preferred Ordinary
	Ireland	Pepsi Lipton International LimitedΔ	NV 100 PLC 0	EUR1.00 B Ordinary	70 Sir John Rogersons Quay, Dublin 2
			NV 100 PLC 0	EUR1.00 C Preferred
			NV 100 PLC 0	EUR1.00 E Ordinary
			NV 100 PLC 0	EUR1.00 G Preferred
	Israel	Iluminage Beauty LimitedΔ	NV 100 PLC 0	ILS1.00 Preference	Kochav Yokneam Building, 4th Floor, P.O Box 14, Yokneam Illit
20692
34	Japan	Grom Japan K.K¯	NV 34 PLC 0	JPY50,000.00 Ordinary	#308, 5–4–1, Minami Azabu, Tokyo
42.8	Jersey	Snog Pure Frozen Yoghurt LimitedΔ¯	NV 0 PLC 42.8	GBP0.001 Preferred	Equity Trust House, 28-30 The Parade, St Helier, Jersey JE1 1EQ
Ordinary
40.4	Mauritius	Capvent Asia Consumer Fund LimitedΔ	NV 40.4 PLC 0	USD0.01 Class A	3rd Floor, Harbour Front Building, President John Kennedy
Street, Port Louis
49	Oman	Towell Unilever LLC	NV 0 PLC 49	OMR10.00 Ordinary	Po Box 1711, Ruwi, Postal code 112
	Philippines	Sto Tomas Paco Land CorpΔ¯	NV 64.55 PLC 35.45	PHP1.00 Common	11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio
Global City, Taguig City, M.M
	Philippines	WS Holdings Inc.Δ¯	NV 64.55 PLC 35.45	PHP1.00 Common B	Manggahan Light Industrial Compound, Bo. Manggahan, Pasig
City
	Philippines	Selecta Walls Land CorpΔ¯	NV 64.55 PLC 35.45	PHP10.00 Common B	Manggahan Light Industrial Compound, Bo. Manggahan, Pasig
City
	Philippines	Paco Platform 7.5 Inc.Δ¯	NV 64.55 PLC 35.45	PHP1.00 Common	11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio
Global City, Taguig City, M.M
35.10	Philippines	Cavite Horizons Land, Inc.¯	NV 22.66 PLC 12.44	PHP1.00 Common	11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio
			NV 64.55 PLC 35.45	PHP10,000.00 Preference	Global City, Taguig City
45.4	Philippines	Industrial Realties, Inc.¯	NV 29.30 PLC 16.1	PHP1.00 Common	11th Avenue corner 39th Street, Bonifacio Triangle, Bonifacio
Global City, Taguig City
55	Portugal	Fima Ola – Produtos Alimentares, S.A.	NV 0 PLC 55	EUR500.00 Ordinary	Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
55	Portugal	Gallo Worldwide Lda	NV 0 PLC 55	EUR1,000,000.00 Quotas	Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
54	Portugal	Transportadora Central do Infante, Limitada	NV 0 PLC 54	EUR1.00 Ordinary	Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
55	Portugal	Unilever Jerónimo Martins, Lda	NV 0 PLC 55	EUR26,295,157.00 Quotas	Largo Monterroio Mascarenhas, 1,1099–081 Lisboa
55	Portugal	Victor Guedes – Industria e Comercio, S.A.	NV 0 PLC 55	EUR5.00 Ordinary	Largo Monterroio Mascarenhas, nº 1,1070-184 Lisboa
49	United Arab	Al Gurg Unilever LLC	NV 0 PLC 49	AED1,000.00 Ordinary	P.O.Box 49, Dubai
Emirates
49	United Arab	Thani Murshid Unilever LLC	NV 49 PLC 0	AED1,000.00 Ordinary	Po Box 49, Abu Dhabi
Emirates
50	United States	Pepsi Lipton Tea Partnership	NV 27.70 PLC 22.30	Partnership Interest	700 Sylvan Avenue, Englewood Cliffs, New Jersey 07632-3201
57.27	United States	Physic Ventures L.P.¯	NV 57.27 PLC 0	Partnership Interest	2711 Centerville Road, Suite 400, Wilmington, Delaware

Notes:

*	Indicates an undertaking for which Unilever N.V. has issued a declaration of assumption of liability in accordance with section 403, Book 2, Dutch Civil Code.
°	Indicates an undertaking directly held by N.V. or PLC. All other undertakings are indirectly held. In the case of Hindustan Unilever Limited 51.50% is directly held and the remainder of 15.71% is indirectly held. In the case of Unilever Kenya Limited 39.13% is directly held and the remainder of 60.87% is indirectly held. In the case of Unilever Sri Lanka Limited 5.49% is directly held and the remainder of 94.51% is indirectly held. In the cases of each of Unilever BCS UK Services Limited and Unilever BCS UK Limited the ordinary shares are indirectly held and the redeemable golden share is directly held. In the case of Mixhold B.V. 27.71% is directly held and the remainder of 72.29% is indirectly held. In the cases of each of Unilever Gida Sarayi ve Ticaret A.Ş. and Unilever Sarayi ve Ticaret Turk A.Ş. a fractional amount is directly held and the remainder is indirectly held. In the case of United Holdings Limited, the ordinary shares are directly held and the preferred shares are indirectly held. In the case of Mixhold N.V., 55.37% of the ordinary – A shares are directly held, the remainder of 44.63% are indirectly held and the other share classes are indirectly held. In the case of Naamlooze Vernootschap Elma the ordinary shares are directly held and the cumulative preference shares are indirectly held.
†	Shares the undertaking holds in itself.
Δ	Denotes an undertaking where other classes of shares are held by a third party.
X	Unilever Trading LLC, Binzagr Unilever Limited, Unilever Home and Personal Care Products Manufacturing LLC and UTIC Distribution S.A. are subsidiary undertakings pursuant to section 1162(2)(b) Companies Act 2006. Servern Gulf FZCO is a subsidiary undertaking pursuant to section 1162(4)(a) Companies Act 2006. The Unilever Group is entitled to 50% of the profits made by Binzagr Unilever Limited. The Unilever Group is entitled to 80% of the profits made by Unilever Trading LLC, Unilever Home and Personal Care Products Manufacturing LLC and Unilever General Trading LLC.
¯	Accounted for as non-current investments within non-current financial assets.

Further to the above disclosures (1) due to the unified board of Unilever N.V. and Unilever PLC, Unilever N.V. and Unilever PLC are each considered to be a subsidiary undertaking of the other in accordance with section 1162 (4) (b) of the Companies Act 2006 and (2) details of holdings of subsidiary undertakings in the share capitals of Unilever N.V. and Unilever PLC are given under the heading Our Shares on pages 47 and 48.

The Group has established branches in a number of countries in which it operates including China, the Dominican Republic, Kazakhstan, the Netherlands, the Philippines, Saudi Arabia, Slovenia and Turkey.

Unilever Annual Report and Accounts 2015	Financial statements 147

COMPANY ACCOUNTS

UNILEVER N.V.

BALANCE SHEET

AS AT 31 DECEMBER

		€ million	€ million
			Restated
	Notes	2015	2014
Assets
Non-current assets
Intangible assets	1	2,031	1,274
Investments in subsidiaries	2	29,260	29,240
Other non-current assets	3	2,766	782

Current assets		34,057	31,296

Trade and other current receivables	4	2,479	4,462
Cash and cash equivalents	5	3	5

		2,482	4,467

Total assets		36,539	35,763
Liabilities
Current liabilities
Trade payables and other current liabilities	6	24,161	26,181
Provisions	9	5	9

		24,166	26,190

Non-current liabilities
Financial liabilities	7	2,850	864
Pensions and similar obligations	8	99	117
Provisions	9	3	4
Deferred tax liabilities	9	92	77

		3,044	1,062

Total liabilities		27,210	27,252

Equity
Shareholders’ equity
Called up share capital	11	275	275
Share premium	12	20	20
Legal reserves	13	16	16
Other reserves	14	(3,339)	(3,325)
Retained profit	15	12,357	11,525

Shareholders’ equity / total equity	10	9,329	8,511

Total liabilities and equity		36,539	35,763

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER

		€ million	€ million
			Restated
	Notes	2015	2014
Income from fixed investments after taxation		1,751	2,064
Other income and expenses		908	166

Profit for the year	16	2,659	2,230

For the information required by Article 2:392 of the Dutch Civil Code, refer to pages 85 to 89 and 154. Pages 149 to 153 are part of the notes to the Unilever N.V. company accounts.

The company accounts of Unilever N.V. are included in the consolidated accounts of the Unilever Group. Therefore, and in accordance with Article 2:402 of the Dutch Civil Code, the profit and loss account only reflects the income from fixed investments after taxation and other income and expenses after taxes.

148 Financial statements	Unilever Annual Report and Accounts 2015

NOTES TO THE COMPANY ACCOUNTS

UNILEVER N.V.

ACCOUNTING INFORMATION AND POLICIES

BASIS OF PREPARATION

The company accounts of Unilever N.V. (the Company) were prepared on the going concern basis and comply in all material respects with legislation in the Netherlands. As allowed by Article 2:362.1 of the Dutch Civil Code, the company accounts are prepared in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101), unless such standards conflict with the Civil Code in the Netherlands which would in such case prevail.

The accounts are prepared under the historical cost convention, except for the revaluation of financial assets classified as ‘available-for-sale’ or ‘fair value through profit or loss’, as well as derivative financial instruments, which are reported in accordance with the accounting policies set out below. These have been consistently applied to all periods presented and in preparing an opening FRS 101 balance sheet at 1 January 2014 for the purposes of the transition to FRS 101.

On transition to FRS 101, the Company has applied the requirements of paragraphs 6-33 of IFRS 1 ‘First time adoptions of International Financial Reporting Standards’. Transition tables showing all material adjustments are disclosed in note 21. The accounting policies which follow set out those policies which apply in preparing the financial statements for the year ended 31 December 2015.

Unilever N.V. is included within the consolidated financial statements of the Group. The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union.

As permitted by FRS 101, the Company has taken advantage of the disclosure exemptions available under that standard in relation to share based payments, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cash flow statement, standards not yet effective, impairment of assets and related party transactions. Where required equivalent disclosures are given in the group accounts of Unilever, which are available within this report.

ACCOUNTING POLICIES

The principal accounting policies are as follows:

INTANGIBLE ASSETS

Finite life intangible assets mainly comprise know-how and software. These assets are capitalised and amortised on a straight line basis in the income statement over the period of their expected useful lives. None of the amortisation periods exceed 20 years. There are no assets where the useful life cannot be reliably determined. Indefinite life intangible assets mainly comprise trademarks and brands. These assets are capitalised at cost but not amortised. They are subject to review for impairment annually, or more frequently if events or circumstances indicate this necessary. Any impairment is charged to the income statement as it arises.

INVESTMENTS IN SUBSIDIARIES

Shares in group companies are stated at amortised cost less any amounts written off to reflect a permanent impairment. Any impairment is charged to the profit and loss account as it arises.

FINANCIAL INSTRUMENTS

The Company’s accounting policies are the same as the Unilever Group’s accounting, namely International Accounting Standard 32 ‘Financial Instruments: Presentation’ (IAS 32), IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’. The policies are set out under the heading ‘Capital and funding’ in note 15 to the consolidated accounts on pages 115 and 116. Unilever N.V. is taking the exemption for financial instruments disclosures, because IFRS 7 disclosures are given in notes 15 to 18 to the consolidated accounts on pages 115 to 129.

DEFERRED TAXATION

Deferred tax is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Company. Certain temporary differences are not provided for as follows:

•	The initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and
•	Differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted, or substantively enacted, at the year end.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

SHARES HELD BY EMPLOYEE SHARE TRUSTS

Shares held to satisfy options are accounted for in accordance with IAS 32 ‘Financial Instruments: Presentation’ and Standards Interpretation Committee 12 ‘Consolidation of Special Purpose Entities’ (SIC 12). All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves.

RETIREMENT BENEFITS

Unilever N.V. is the sponsoring employer to a number of pension schemes. There are formal agreements in place for how the contributions to be paid are split between participating companies. In line with this stated policy, Unilever N.V. recognises the assets and liabilities of the schemes of which it is a sponsoring employer in full on the N.V. balance sheet. The recovery of contributions from other employing entities is in line with the existing agreements that are already in place.

Unilever N.V. has accounted for pensions and similar benefits under IAS 19R ‘Employee Benefits’. The operating and financing costs of defined benefit plans are recognised separately in the profit and loss account; service costs are systematically spread over the service lives of employees, and financing costs are recognised in the periods in which they arise. Variations from expected costs, arising from the experience of the plans or changes in actuarial assumptions, are recognised immediately in equity. The costs of individual events such as past benefits, enhancements, settlements and curtailments are recognised immediately in the profit and loss account. The liabilities and, where applicable, the assets of defined benefit plans are recognised at fair value in the balance sheet. The charges to the profit and loss account for defined contribution plans are Unilever N.V. contributions payable and the assets of such plans are not included in Unilever N.V.’s balance sheet.

Unilever Annual Report and Accounts 2015	Financial statements 149

NOTES TO THE COMPANY ACCOUNTS

UNILEVER N.V. CONTINUED

DIVIDENDS

Under IAS 10 ‘Events after the Balance Sheet Date’, proposed dividends do not meet the definition of a liability until such time as they have been approved by shareholders at the Annual General Meeting. Therefore, we do not recognise a liability in any period for dividends that have been proposed but will not be approved until after the balance sheet date. This holds for external dividends as well as intra-group dividends paid to the parent company.

TAXATION

Unilever N.V., together with certain of its subsidiaries, is part of a tax grouping for Dutch corporate income tax purposes. Unilever N.V. is the head of the fiscal unity. The members of the fiscal entity are jointly and severally liable for any taxes payable by the Dutch tax grouping.

PROVISIONS

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be readily estimated and where the outflow of economic benefit is probable.

FINANCIAL GUARANTEES

Where the Company enters in financial guarantee contracts to guarantee the indebtedness of other companies within its group, the Company considers these to be insurance arrangements and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

1. INTANGIBLE ASSETS

	€ million	€ million	€ million	€ million
	Indefinite-
	life	Finite-life
	intangible	intangible
	assets	assets	Software	Total
Cost
At 1 January 2015(a)	440	935	137	1,512
Additions	506	349	–	855
Disposals	(20)	–	–	(20)

At 31 December 2015	926	1,284	137	2,347

Amortisation &
Impairment
At 1 January 2015(a)	–	(121)	(117)	(238)
Additions	–	(67)	(11)	(78)

At 31 December 2015	–	(188)	(128)	(316)

Carrying amount at
31 December 2015	926	1,096	9	2,031
Carrying amount at
31 December 2014	440	814	20	1,274

(a)	The amounts as at 1 January 2015 have been restated to FRS 101.
Further details can be found in note 21.

2. INVESTMENTS IN SUBSIDIARIES

€ million 2015
Cost
At 1 January 2015	29,240
Additions	31
Disposals	(11)

At 31 December 2015	29,260

Impairment losses
At 1 January 2015	–
Additions	–
Reversal of previous impairments	–

At 31 December 2015	–

Carrying amount at 31 December 2015	29,260
Carrying amount at 31 December 2014	29,240

Details of the company’s subsidiary undertakings are given in note 27 to the consolidated financial statements.

3. OTHER NON-CURRENT ASSETS

	€ million 2015	€ million 2014
Loans to group companies(b)	2,766	782

(b)	Loans to group companies include balances with several group companies which are interest bearing at market rates and are unsecured and repayable on demand.

4. TRADE AND OTHER CURRENT RECEIVABLES

	€ million 2015	€ million 2014
Loans to group companies(c)	1,579	3,801
Amounts due from group companies(c)	804	548
Taxation	28	35
Other	68	78

	2,479	4,462

(c)	Loans to group companies and amounts owed from group companies include balances with several group companies which are interest bearing at market rates and are unsecured and repayable on demand.

5. CASH AND CASH EQUIVALENTS

There was no cash at bank and in hand for which payment notice was required at either 31 December 2015 or 31 December 2014.

6. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

	€ million 2015	€ million 2014
Other amounts owed to group companies(d)	19,935	20,423
Loans from group companies(d)	2,481	1,775
Bonds and other loans	1,551	3,777
Other	194	206

	24,161	26,181

(d)	Amounts owed to group companies include balances with several group companies which are interest bearing at market rates. They are unsecured and repayable on demand.

150 Financial statements	Unilever Annual Report and Accounts 2015

7. FINANCIAL LIABILITIES

	€ million 2015	€ million 2014
Bonds and other loans	2,775	789
Accruals and deferred income	7	7
Preference shares	68	68

	2,850	864

Creditors due after five years amount to €68 million (2014: €68 million).

8. PENSIONS AND SIMILAR OBLIGATIONS

	€ million 2015	€ million 2014
Funded retirement (benefit)/liability	2	8
Unfunded retirement liability	97	109

	99	117

In respect of the key assumptions for the Netherlands, disclosures are given in note 4B to the consolidated accounts on pages 99 to 104.

9. PROVISIONS AND SIMILAR OBLIGATIONS

	€ million	€ million
		Deferred
	Provisions	Tax
At 1 January 2015(e)	13	77
Income statement:
Charges	–	33
Releases	(1)	(18)
Utilisation	(4)	–

At 31 December 2015	8	92

Due within one year	5	–

Due after one year	3	92

(e)	The amounts as at 1 January 2015 have been restated to FRS 101. Further details can be found in note 21.

At the balance sheet date, Unilever N.V. has unused tax credits amounting to €324 million (2014: €300 million) available for offset against future tax profits. Deferred tax assets have not been recognised for an amount of €324 million (2014: €300 million) as it is not probably that there will be future taxable profits against which the credits will be utilised.

10. CAPITAL AND RESERVES

	€ million	€ million
		Restated
	2015	2014
Company accounts Unilever N.V.	9,329	8,511
Unilever Group: shareholders’ equity	15,439	13,651

The equity of Unilever Group €15,439 million (2014: €13,651 million) includes the equity of the parent Unilever N.V. €9,329 million (2014: €8,511 million), the equity of parent Unilever PLC £4,714 million (2014: £1,249 million). The remaining difference arises from recognising investments in subsidiaries in the Unilever N.V. accounts at cost less any amounts written off to reflect a permanent impairment, not eliminating intra-group balances and transactions and not performing other consolidation procedures which are performed for the Unilever Group financial statements.

11. CALLED UP SHARE CAPITAL

The called up share capital amounting to €275 million consists of 1,714,727,700 Unilever N.V. ordinary shares and 2,400 Unilever N.V. ordinary special shares. These special shares numbered 1 to 2,400 are held by a subsidiary of Unilever N.V. and a subsidiary of Unilever PLC, each holding 50%. Further details are given in note 15A to the consolidated accounts on page 116. 152,637,026 (2014: 153,681,322) of the ordinary shares are held by Unilever N.V. (see note 14) and 1,535 (2014: 247,675) ordinary shares are held by other group companies.

12. SHARE PREMIUM

The share premium shown in the balance sheet is not available for the issue of bonus shares or for repayment without incurring withholding tax payable by Unilever N.V. This is despite the change in tax law in the Netherlands, as a result of which dividends received from 2001 onwards by individual shareholders who are resident in the Netherlands are no longer taxed.

13. LEGAL RESERVES

In 2006 the Unilever N.V. ordinary shares were split in the ratio 3 to 1 and at the same time the share capital, previously denominated in Dutch guilders, was converted into euros. Due to rounding the new nominal value per share differs from the value expressed in Dutch guilders. As a result, the reported share capital issued at 31 December 2006 was €16 million lower than in 2005.

14. OTHER RESERVES

	€ million 2015	€ million 2014
1 January	(3,325)	(3,237)
Change during the year	(14)	(88)

31 December	(3,339)	(3,325)

Unilever N.V. holds 152,637,026 (2014: 153,681,322) of its own ordinary shares. These are included in other reserves.

15. RETAINED PROFIT

	€ million	€ million
		Restated
	2015	2014
1 January	11,525	11,010
Profit for the year	2,659	2,230
Dividends	(1,862)	(1,757)
Realised profit on shares/certificates held to meet employee share options.	25	44
Other charges	10	(2)

31 December	12,357	11,525

Unilever N.V. approved the waiver by one of its subsidiaries of the dividends receivable of €567 million in 2014. The profits for the year in that subsidiary are reduced by this amount.

In 2014 Unilever N.V. approved a transfer of assets being a receivable amounting to €2,929 million through a gift from a subsidiary of Unilever N.V. to a subsidiary of Unilever PLC.

Unilever Annual Report and Accounts 2015	Financial statements 151

NOTES TO THE COMPANY ACCOUNTS

UNILEVER N.V. CONTINUED

16. PROFIT FOR THE YEAR

	€ million	€ million
		Restated
	2015	2014
Company accounts Unilever N.V.	2,659	2,230
Unilever Group excluding non-controlling interest	4,909	5,171

The net profit of Unilever Group of €4,909 million (2014: €5,171 million) includes the net profit of parent Unilever N.V. €2,659 million (2014: €2,230 million) and the net profit of parent Unilever PLC £4,583 million (2014: £1,095 million). The remaining difference arises from the recognition in Unilever N.V.’s accounts of investments in subsidiaries at cost less any amounts written off to reflect a permanent impairment, intra-group balances and transactions are not eliminated and other consolidated procedures are not performed.

17. CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS

Unilever N.V. has issued joint and several liability undertakings, as defined in Article 403 of Book 2 of the Civil Code in the Netherlands, for almost all Dutch group companies. These written undertakings have been filed with the office of the Company Registry in whose area of jurisdiction the group company concerned has its registered office.

The total amount of guarantees, is €9,292 million (2014: €6,833 million). This consists mainly of joint guarantees with Unilever PLC and Unilever United States, Inc. relating to the long-term debt and commercial paper issued by Unilever PLC and/ or Unilever Capital Corporation Inc. Unilever N.V. also guarantees some borrowings of other group companies and some contingent consideration of Group companies relating to past business acquisitions. Other joint guarantees with Unilever PLC relate to derivatives taken out by Group companies.

Additionally Unilever N.V. has guarantees and financial commitments including indemnities arising from past business disposals and for certain global service contracts. No value can be attributed to these financial commitments at this time.

The likelihood of these guarantees, financial commitments and contingencies being called is considered to be remote and so accordingly the fair value is deemed to be immaterial.

18. REMUNERATION OF AUDITORS

For details of the remuneration of the auditors please refer to note 25 on page 135.

19. DIRECTORS’ REMUNERATION

Information about the remuneration of Directors is given in the tables noted as audited in the Directors’ Remuneration Report on pages 66 to 83, incorporated and repeated here by reference.

Information on key management compensation is provided in note 4A to the consolidated group financial statements on page 99.

20. EMPLOYEE INFORMATION

During 2015, the average number of employees employed by Unilever N.V. was 16, of whom 15 worked abroad.

21. EXPLANATION OF TRANSITION TO FRS 101 FROM UK GAAP

This is the first year that the Company has presented its financial statements under FRS 101. The last financial statements were prepared under UK Generally Accepted Accounting Practice (UK GAAP) for the year ended 31 December 2014. The date of transition is 1 January 2014. This note explains the principal adjustments made by the Company in restating its balance sheet as at 1 January 2014. On transition to FRS 101, the Company has applied the requirements of paragraphs 6-33 of IFRS 1 ‘First time adoption of International Financial Reporting Standards’.

Reconciliation of equity at 31 December 2014

			Effect of
		UK GAAP	transition	FRS 101
	Notes	€ million	€ million	€ million
Assets
Non-current assets
Intangible assets	(a)	1,217	57	1,274
Investments in subsidiaries		29,240	–	29,240
Other non-current assets		782	–	782

		31,239	57	31,296

Current assets
Trade and other current receivables		4,462	–	4,462
Cash and cash equivalents		5	–	5

		4,467	–	4,467

Total assets		35,706	57	35,763
Liabilities
Current liabilities
Trade payables and other current liabilities		26,181	–	26,181
Provisions		9	–	9

		26,190	–	26,190
Non-current liabilities
Financial liabilities		864	–	864
Pensions and similar obligations		117	–	117
Provisions		4	–	4
Deferred tax liabilities	(b)	62	15	77

		1,047	15	1,062

Total liabilities		27,237	15	27,252

Equity
Shareholders’ equity
Called up share capital		275	–	275
Share premium		20	–	20
Legal reserves		16	–	16
Other reserves		(3,325)	–	(3,325)
Retained profit	(c)	11,483	42	11,525

Shareholders’ equity/total equity		8,469	42	8,511

Total liabilities and equity		35,706	57	35,763

152 Financial statements	Unilever Annual Report and Accounts 2015

Reconciliation of equity as at 1 January 2014

			Effect of
		UK GAAP	transition	FRS 101
	Notes	€ million	€ million	€ million
Assets
Non-current assets
Intangible assets	(a)	1,311	44	1,355
Investments in subsidiaries		28,381	–	28,381

		29,692	44	29,736

Current assets
Trade and other current receivables		4,960	–	4,960
Cash and cash equivalents		3	–	3

		4,963	–	4,963

Total assets		34,655	44	34,699
Liabilities
Current liabilities
Trade payables and other current liabilities		24,561	–	24,561
Provisions		9	–	9

		24,570	–	24,570
Non-current liabilities
Financial liabilities		1,865	–	1,865
Pensions and similar obligations		100	–	100
Provisions		5	–	5
Deferred tax liabilities	(b)	64	11	75

		2,034	11	2,045

Total liabilities		26,604	11	26,615

Equity
Shareholders’ equity
Called up share capital		275	–	275
Share premium		20	–	20
Legal reserves		16	–	16
Other reserves		(3,237)	–	(3,237)
Retained profit	(c)	10,977	33	11,010

Shareholders’ equity/total equity		8,051	33	8,084

Total liabilities and equity		34,655	44	34,699

(a)	In line with UK GAAP, Unilever N.V. did not recognise a computer software intangible asset. Under FRS 101, internally generated computer software is required to be capitalised when certain criteria are met and accordingly an adjustment is made in the books of Unilever N.V. to recognise an intangible asset for computer software. Under FRS 101, amortisation of indefinite life intangibles is not permitted. An adjustment is made to reverse the amortisation charged in 2014 under UK GAAP. For all intangible assets deemed cost has been used as fair value on transition to FRS 101. There have been no adjustments to the carrying value reported under UK GAAP in arriving at the deemed cost under FRS 101.
(b)	Deferred tax position is updated based on the capitalisation of the computer software.
(c)	The impact on equity is the net of the impact of points (a) and (b) above.

THE BOARD OF DIRECTORS

17 February 2016

Unilever Annual Report and Accounts 2015	Financial statements 153

FURTHER STATUTORY AND OTHER INFORMATION

UNILEVER N.V.

THE RULES FOR PROFIT APPROPRIATION IN THE ARTICLES OF ASSOCIATION (SUMMARY OF ARTICLE 38) The profit for the year is applied firstly to the reserves required by law or by the Equalisation Agreement, secondly to cover losses of previous years, if any, and thirdly to the reserves deemed necessary by the Board of Directors. Dividends due to the holders of the Cumulative Preference Shares, including any arrears in such dividends, are then paid; if the profit is insufficient for this purpose, the amount available is distributed to them in proportion to the dividend percentages of their shares. Any profit remaining thereafter shall be distributed to the holders of ordinary shares in proportion to the nominal value of their respective holdings of ordinary shares. The General Meeting can only decide to make distributions from reserves on the basis of a proposal by the Board and in compliance with the law and the Equalisation Agreement.

PROPOSED PROFIT APPROPRIATION

		€ million
	€ million	Restated
	2015	2014
Profit for the year (available for distribution)	2,220	1,868
Dividend	(1,417)	(1,337)

To profit retained	803	531

POST-BALANCE SHEET EVENT

On 19 January 2016 the Directors announced a dividend of €0.302 per Unilever N.V. ordinary share. The dividend is payable from 9 March 2016 to shareholders registered at the close of business on 5 February 2016.

SPECIAL CONTROLLING RIGHTS UNDER THE ARTICLES OF ASSOCIATION

See note 15 to the consolidated accounts on pages 115 to 119.

INDEPENDENT AUDITORS

A resolution will be proposed at the Annual General Meeting on 21 April 2016 for the reappointment of KPMG N.V. as auditors of Unilever N.V.

CORPORATE CENTRE

Unilever N.V.

Weena 455

PO Box 760

3000 DK Rotterdam

The Netherlands

154 Financial statements	Unilever Annual Report and Accounts 2015

COMPANY ACCOUNTS

UNILEVER PLC

BALANCE SHEET

AS AT 31 DECEMBER

		£ million	£ million
	Notes	2015	Restated 2014
Assets
Non-current assets
Intangible assets	1	171	183
Investments in subsidiaries	2	8,365	8,372

		8,536	8,555

Current assets
Trade and other current receivables	3	445	598

		445	598

Total assets		8,981	9,153
Liabilities
Current liabilities
Trade payables and other current liabilities	4	3,617	7,256

		3,617	7,256

Non-current liabilities
Financial liabilities	5	648	648
Deferred Tax liabilities	6	2	–

		650	648

Total liabilities		4,267	7,904

Equity
Shareholders’ equity
Called up share capital	7	41	41
Share premium		94	94
Capital redemption reserve		11	11
Other reserves	8	(366)	(394)
Retained profit	9	4,934	1,497

Shareholders’ equity/total equity		4,714	1,249

Total liabilities and equity		8,981	9,153

The total profit for 2015 was £4,583 million (2014: £1,095 million).

The financial statements on pages 155 to 159 were approved by the Board of Directors on 17 February 2016 and signed on its behalf by M Treschow and P Polman.

On behalf of the Board of Directors

M Treschow
Chairman

P Polman
Chief Executive Officer
17 February 2016

Unilever Annual Report and Accounts 2015	Financial statements 155

NOTES TO THE COMPANY ACCOUNTS

UNILEVER PLC

ACCOUNTING INFORMATION AND POLICIES

BASIS OF PREPARATION

These financial statements were prepared on the going concern basis and in accordance with Financial Reporting Standard 101 ‘Reduced Disclosure Framework’ (FRS 101) and the UK Companies Act 2006. The Companies, Partnership and Groups (Accounts and Reports) Regulations 2015 have been adopted from 1 January 2015. No profit and loss account is presented by Unilever PLC (the Company) as permitted by Section 408 of the Companies Act 2006.

The accounts are prepared under the historical cost convention, except for the revaluation of financial assets classified as ‘available-for-sale’ or ‘fair value through profit or loss’, as well as derivative financial instruments, which are reported in accordance with the accounting policies set out below. These have been consistently applied to all periods presented and in preparing an opening FRS 101 balance sheet at 1 January 2014 for the purposes of transition to FRS 101.

On transition to FRS 101, the Company has applied the requirements of paragraphs 6-33 of IFRS 1 ‘First time adoptions of International Financial Reporting Standards’. Transition tables showing all material adjustments are disclosed in note 14. The accounting policies which follow set out those policies which apply in preparing the financial statements for the year ended 31 December 2015.

Unilever PLC is included within the consolidated financial statements of the Group. The consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union.

As permitted by FRS 101, the Company has taken advantage of the disclosure exemptions available under that standard in relation to share based payments, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cash flow statement, standards not yet effective, impairment of assets and related party transactions. Where required equivalent disclosures are given in the group accounts of Unilever, which are publicly available.

ACCOUNTING POLICIES

The principal accounting policies are as follows:

INTANGIBLE ASSETS

Finite life intangible assets mainly comprise trademarks purchased after 1 January 1998. These assets are capitalised and amortised on a straight line basis in the income statement over the period of their expected useful lives. None of the amortisation periods exceed 20 years. There are no assets where the useful life cannot be reliably determined. Indefinite life intangible assets mainly comprise trademarks and brands. These assets are capitalised at cost but not amortised. They are subject to review for impairment annually, or more frequently if events or circumstances indicate this is necessary. Any impairment is charged to the income statement as it arises.

INVESTMENTS IN SUBSIDIARIES

Shares in group companies are stated at amortised cost less any amounts written off to reflect a permanent impairment. Any impairment is charged to the profit and loss account as it arises.

FINANCIAL INSTRUMENTS

The Company’s accounting policies are the same as the Unilever Group’s accounting, namely International Accounting Standard 32 ‘Financial Instruments: Presentation’ (IAS 32), IAS 39 ‘Financial Instruments: Recognition and Measurement’ and IFRS 7 ‘Financial Instruments: Disclosures’. The policies are set out under the heading ‘Capital and funding’ in note 15 to the consolidated accounts on pages 115 and 116. Unilever PLC is taking the exemption for financial instruments disclosures, because IFRS 7 disclosures are given in notes 15 to 18 to the consolidated accounts on pages 115 to 129.

DEFERRED TAXATION

Deferred tax is recognised using the liability method on taxable temporary differences between the tax base and the accounting base of items included in the balance sheet of the Company. Certain temporary differences are not provided for as follows:

•	The initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and
•	Differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted, or substantively enacted, at the year end.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

SHARES HELD BY EMPLOYEE SHARE TRUSTS

Shares held to satisfy options are accounted for in accordance with IAS 32 ‘Financial Instruments: Presentation’ and Standards Interpretation Committee 12 ‘Consolidation of Special Purpose Entities’ (SIC 12). All differences between the purchase price of the shares held to satisfy options granted and the proceeds received for the shares, whether on exercise or lapse, are charged to reserves.

DIVIDENDS

Under IAS 10 ‘Events after the Balance Sheet Date’, proposed dividends do not meet the definition of a liability until such time as they have been approved by shareholders at the Annual General Meeting. Therefore, we do not recognise a liability in any period for dividends that have been proposed but will not be approved until after the balance sheet date. This holds for external dividends as well as intra-group dividends paid to the parent company.

TAXATION

Current tax is the expected tax payable on the taxable income for the period, using the tax rates enacted or substantively enacted at the balance sheet date, and any adjustments to tax payable in respect of previous periods.

PROVISIONS

Provisions are recognised where a legal or constructive obligation exists at the balance sheet date, as a result of a past event, where the amount of the obligation can be readily estimated and where the outflow of economic benefit is probable.

FINANCIAL GUARANTEES

Where the Company enters in financial guarantee contracts to guarantee the indebtedness of other companies within its group, the Company considers these to be insurance arrangements and accounts for them as such. In this respect, the Company treats the guarantee contract as a contingent liability until such time as it becomes probable that the Company will be required to make a payment under the guarantee.

156 Financial statements	Unilever Annual Report and Accounts 2015

1. INTANGIBLE ASSETS

	£ million	£ million	£ million
	Indefinite- life intangible assets	Finite-life intangible assets
Cost
At 1 January 2015(a)	45	166	211

At 31 December 2015	45	166	211

Amortisation & Impairment
At 1 January 2015(a)	–	(28)	(28)
Additions	–	(12)	(12)

At 31 December 2015	–	(40)	(40)

Carrying amount at 31 December 2015	45	126	171

Carrying amount at 31 December 2014	45	138	183
(a) The amounts as at 1 January 2015 have been restated to FRS 101.
Further details can be found in note 14.
2. INVESTMENTS IN SUBSIDIARIES
			£ million
Cost
At 1 January 2015			8,377
Disposals			(7)

At 31 December 2015			8,370

Impairment losses
At 1 January 2015			(5)

At 31 December 2015			(5)

Carrying amount at 31 December 2015			8,365
Carrying amount at 31 December 2014			8,372

Fixed asset investments comprise equity shares of group companies and include the associated company Hindustan Unilever Limited, with a cost of £2,197 million (2014: £2,197 million). These are listed on the Bombay Stock Exchange and have a market value of £9,764 million (2014: £8,594 million) as 31 December 2015. The carrying value of the investments is supported by their underlying net assets.

Details of the company’s subsidiary undertakings are given in note 27 to the consolidated financial statements.

3. TRADE AND OTHER CURRENT RECEIVABLES

		£ million 2015	£ million 2014
Amounts due from group companies(b)		392	569
Taxation and social security		52	26
Other		1	3

		445	598

(b)	Amounts due from group companies include balances with several group companies which are interest bearing at market rates and are unsecured and repayable on demand if this is the case.

4. TRADE PAYABLES AND OTHER CURRENT LIABILITIES

	£ million 2015	£ million 2014
Amounts due to group companies(c)	3,606	7,245
Accruals and deferred income	11	11

	3,617	7,256

(c)	Amounts due to group companies include balances with several group companies which are interest bearing at market rates and are unsecured and repayable on demand if this is the case.

5. FINANCIAL LIABILITIES

	£ million 2015	£ million 2014
Bonds and other loans(d)	648	648

(d)	This includes £400 million 4.75% note issued in 2009 maturing June 2017 (year-end value amortised cost £398 million) and £250 million 2% note issued in 2014 maturing in December 2018 (year-amortised cost £249 million). Further details are given in note 15C to the consolidated accounts on pages 118 and 119.

6. DEFERRED TAX LIABILITIES

	£ million 2015	£ million 2014
Deferred tax liabilities	2	–

7. CALLED UP SHARE CAPITAL

The called up share capital amounting to £41 million at 31 December 2015 (31 December 2014: £41 million) consists of 1,310,156,361 (2014: 1,310,156,361) Unilever PLC ordinary shares and 100,000 (2014: 100,000) Unilever PLC deferred stock. 50% of the deferred stock of Unilever PLC is held by N.V. Elma – a subsidiary of Unilever N.V. and 50% owned the deferred stock of Unilever PLC is held by United Holdings Limited – a subsidiary of Unilever PLC.

8. OTHER RESERVES

The own ordinary shares held by Unilever PLC amount to 26,696,994 as at 31 December 2015 (31 December 2014: 27,750,464) and are included in Other reserves.

	£ million 2015	£ million 2014
1 January	(394)	(367)
Movement in shares	28	(27)

31 December	(366)	(394)

9. RETAINED PROFIT

	£ million 2015	£ million 2014 Restated
1 January	1,497	2,286
Profit for the year	4,583	1,095
Other movements(e)	(26)	(721)
Dividends paid(f)	(1,120)	(1,163)

31 December	4,934	1,497

(e)	Further details are given in note 24 to the consolidated accounts on page 135.
(f)	Further details are given in note 8 to the consolidated accounts on page 109.

Unilever Annual Report and Accounts 2015	Financial statements 157

NOTES TO THE COMPANY ACCOUNTS

UNILEVER PLC CONTINUED

10. PROFIT APPROPRIATION

	£ million	£ million
	2015	2014
		Restated
Profit for the year (available for distribution)	4,586	1,095
Dividends(g)	(836)	(876)

To profit retained	3,750	219

(g)	The dividend to be paid in March 2016 (see note 13) is not included in the 2015 dividend amount.

11. CONTINGENT LIABILITIES AND FINANCIAL COMMITMENTS

The total amount of guarantees is £11,232 million (2014: £10,166 million). This mainly consists of guarantees relating to the long-term debt and commercial paper issued by Unilever N.V. and/or Group companies such as Unilever Capital Corporation Inc., some of which are joint with Unilever N.V. and Unilever United States Inc. Other joint guarantees with Unilever N.V. relate to derivatives taken out by Group companies. There is also a guarantee to the pension fund in respect of the UK pension scheme.

Additionally Unilever PLC has financial commitments including indemnities arising from past business disposals and trademarks used by joint ventures. No value can be attributed to these financial commitments at this time.

The likelihood of these guarantees, financial commitments and contingencies being called is considered to be remote and so accordingly the fair value is deemed to be immaterial.

12. REMUNERATION OF AUDITORS

The parent company accounts of Unilever PLC are required to comply with The Companies (Disclosure of Auditor Remuneration and Liability Limitation Agreements) Regulations 2008. Auditor’s remuneration in respect of Unilever PLC is included within the disclosures in note 25 on page 135.

13. POST BALANCE SHEET EVENT

On 19 January 2016 the Directors announced a dividend of £0.2300 per Unilever PLC ordinary share. The dividend is payable from 9 March 2016 to shareholders registered at the close of business on 5 February 2016.

14. EXPLANATION OF TRANSITION TO FRS 101 FROM UK GAAP

This is the first year that the Company has presented its financial statements under FRS 101. The last financial statements were prepared under UK Generally Accepted Accounting Practice (UK GAAP) for the year ended 31 December 2014. The date of transition is 1 January 2014. This note explains the principal adjustments made by the Company in restating its balance sheet as at 1 January 2014. On transition to FRS 101, the Company has applied the requirements of paragraphs 6-33 of IFRS 1 ‘First time adoptions of International Financial Reporting Standards’.

Reconciliation of equity at 31 December 2014

			Effect of
		UK GAAP	transition	FRS 101
	Notes	£ million	£ million	£ million
Assets
Non-current assets
Intangible assets	(a)	176	7	183
Investments in subsidiaries		8,372	–	8,372
Deferred tax assets	(b)	5	(5)	–

		8,553	2	8,555
Current assets
Trade and other current receivables		598	–	598

		598	–	598

Total assets		9,151	2	9,153
Liabilities
Current liabilities
Trade payables and other current liabilities		7,256	–	7,256

		7,256	–	7,256
Non-current liabilities
Financial liabilities		648	–	648

		648	–	648

Total liabilities		7,904	–	7,904

Equity
Shareholders’ equity
Called up share capital		41	–	41
Share premium		94	–	94
Capital redemption reserve		11	–	11
Other reserves		(394)	–	(394)
Retained profit	(c)	1,495	2	1,497

Shareholders’ equity/total equity		1,247	–	1,249

Total liabilities and equity		9,151	2	9,153

(a)	In line with UK GAAP, Unilever PLC amortised indefinite life intangible assets. Under FRS 101, indefinite life intangible assets are not amortised but reviewed annually for impairment and accordingly an adjustment is made in the books of Unilever PLC to remove the amortisation charge of indefinite life intangible assets. For all intangible assets deemed cost has been used as fair value on transition to FRS 101. There have been no adjustments to the carrying value reported under UK GAAP in arriving at the deemed cost under FRS 101.
(b)	The deferred tax position is updated due to the change in the intangible asset balance.
(C)	The impact on equity is the net of the impact of points (a) and (b) above.

158 Financial statements	Unilever Annual Report and Accounts 2015

Reconciliation of equity as at 1 January 2014

			Effect of
		UK GAAP	transition	FRS 101
	Notes	£ million	£ million	£ million
Assets
Non-current assets
Intangible assets		189	–	189
Investments in subsidiaries		8,115	–	8,115

		8,304	–	8,304
Current assets
Trade and other current receivables		248	–	248

		248	–	248

Total assets		8,552	–	8,552
Liabilities
Current liabilities
Trade payables and other current liabilities		6,081	–	6,081

		6,081	–	6,081
Non-current liabilities
Financial liabilities		398	–	398
Provisions		8	–	8

		406	–	406

Total liabilities		6,487	–	6,487

Equity
Shareholders’ equity
Called up share capital		41	–	41
Share premium		94	–	94
Capital redemption reserve		11	–	11
Other reserves		(367)	–	(367)
Retained profit		2,286	–	2,286

Shareholders’ equity/total equity		2,065	–	2,065

Total liabilities and equity		8,552	–	8,552

Unilever Annual Report and Accounts 2015	Financial statements 159

INDEX

Our Annual Report and Accounts is in two parts; for pages 1 to 44 please refer to our Strategic Report and for pages 45 to 159 please refer to this Governance and Financial Report.

Accounting policies	94-95
Acquisitions	35-39, 131-133
Americas, The	97, 99, 110-111
Annual General Meetings	44, 49, 60-61
Asia/AMET/RUB	97, 99, 110, 111
Associates	90, 93, 96-97, 112-113, 134
Audit Committee	60-61
Auditors	51, 60-61, 85-89, 135, 152-154, 158
Balance sheet	37, 92, 148, 155
Biographies	58-59
Board committees	45
Board remuneration	66-83
Boards	4-5, 45-47
Brand and marketing investments	36,98
Brands	2
Capital expenditure	111
Cash	125-127
Cash flow	37-93
Categories	2, 36, 96
Cautionary statement	Inside back cover
Chairman	4, 45-47, 49, 58
Chief Executive Officer	6-8, 58
Commitments	130-131
Company accounts, statutory and other information	148-159
Compensation Committee	42, 64-83
Comprehensive income	90, 102, 108
Contingent liabilities	130-131, 152, 158
Core earnings per share	35, 39, 108
Core operating margin	16, 35-36, 39
Core operating profit	35-36, 39
Corporate governance	45-52
Corporate responsibility	62-63
Corporate Responsibility Committee	45, 62-63
Deferred tax	106-107, 149, 156
Depreciation	98, 111-112
Directors’ responsibilities	84
Disposals	35-39, 131-133
Diversity	17, 51, 65
Dividends	44, 109, 150, 156
Earnings per share	35, 90, 108
Employees	28-31, 51, 99
Equalisation Agreement	45
Equity	91, 117-118
Europe	97, 99, 110-111
Exchange rates	94
Executive Directors	45-47, 58, 70-83
Finance and liquidity	38, 120-122
Finance costs and income	105
Financial assets	125-127
Financial calendar	44
Financial instruments	115, 118, 120-129
Financial liabilities	115, 118-119
Financial review	35-39
Foods	16, 21, 36, 96, 111
Free cash flow	16, 37, 39
Geographies	3, 97, 99, 110
Goodwill	109-111

Gross profit	98
Group structure	94
Home Care	16,22, 36, 96
Impairment	96, 98, 110-111
Income statement	35, 90
Innovation	4, 14-15, 27
Intangible assets	109-110, 149, 156
International Financial Reporting Standards	94
Inventories	113
Joint ventures	90, 93, 96-97, 112-113, 134, 136
Key management	99
Key Performance Indicators	16, 35, 39
Leases	130-131
Legal proceedings	131
Market capitalisation	37
Net debt	39
Nominating and Corporate Governance Committee	45-46, 64-65
Non-core items	96-98
Non-Executive Directors	5, 43, 45-47, 49, 58, 64-65, 79-81
Non-GAAP measures	38-39
Operating costs	98
Operating profit	35, 36, 90, 96-98
Outlook	8
Payables	114
Pensions and similar obligations	99-104
Personal Care	16, 20, 36, 96
Post balance sheet events	135, 154, 158
Preference shares and dividends	44, 105
Principal group companies	136-147
Property, plant and equipment	111-112
Provisions	129
Receivables	113-114
Refreshment	16, 23, 36, 96
Related party transactions	134
Research and development	15
Reserves	91, 123, 151
Restructuring	129
Revenue recognition	96
Risk management and control	40-41, 50, 57, 61
Risks	40-41, 53-57
Segment information	36, 96-97
Share-based payments	104-105
Share capital	47-50, 116, 151, 157
Shareholders	32-34, 48-50
Share registration	44
Staff costs	99
Strategy	12-17
Taxation	106-108, 149-151, 156-158
Total shareholder return	81
Treasury	115-127
Turnover	90, 96-97
Underlying volume growth	16, 35-36, 39
Underlying sales growth	16, 35-36, 38
Unilever Leadership Executive	9, 59
Voting	47, 49
Website	44

160 Shareholder information	Unilever Annual Report and Accounts 2015

CAUTIONARY STATEMENT

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.

These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Group’s Annual Report on Form 20-F for the year ended 31 December 2015 and the Annual Report and Accounts 2015.

This document is not prepared in accordance with US GAAP and should not therefore be relied upon by readers as such. The Group’s Annual Report on Form 20-F for 2015 is separately filed with the US Securities and Exchange Commission and is available on our corporate website www.unilever.com.

In addition, a printed copy of the Annual Report on Form 20-F is available, free of charge, upon request to Unilever, Investor Relations Department, 100 Victoria Embankment, London EC4Y 0DY, United Kingdom.

This report comprises regulated information within the meaning of Sections 1:1 and 5:25c of the Act on Financial Supervision (“Wet op het financieel toezicht (Wft)”) in the Netherlands.

The brand names shown in this report are trademarks owned by or licensed to companies within the Group.

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, the Annual Report and Accounts 2015 or Annual Report on Form 20-F with the exception of the explanations and disclaimers which can be accessed via KPMG’s website: www.kpmg.com/uk/auditscopeukco2014b, which is incorporated into the Auditors’ Reports in the Annual Report and Accounts 2015 as if set out in full.

Designed and produced by Unilever Communications in conjunction with Addison Group at www.addison-group.net.

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This document is printed on Amadeus 100% Recycled Silk and Offset. These papers have been exclusively supplied by Denmaur Independent Papers which has offset the carbon produced by the production and delivery of them to the printer.

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UNILEVER N.V.

Head Office and Registered Office
Weena 455, PO Box 760
3000 DK Rotterdam
The Netherlands
T +31 (0)10 217 4000

Commercial Register Rotterdam
Number: 24051830

UNILEVER PLC

Head Office
100 Victoria Embankment
London EC4Y 0DY
United Kingdom
T +44 (0)20 7822 5252

Registered Office
Unilever PLC
Port Sunlight
Wirral
Merseyside CH62 4ZD
United Kingdom

Registered in England and Wales
Company Number: 41424

FOR FURTHER INFORMATION ABOUT
UNILEVER PLEASE VISIT OUR WEBSITE:

WWW.UNILEVER.COM

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

Unilever PLC
(Registrant)

/s/ T. E. Lovell
T. E. LOVELL,
Group Secretary

Date: 23 February 2016